Form 10-K, Exhibit 13
period 1995-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 1995-08-29
CIK 202375

[LOGO]

                                 Lazare Kaplan International Inc.

                                       The leader in ideal cut
                                      diamonds for over 90 years.

                                                 [LOGO]



                           1995 Annual Report

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

              LAZARE KAPLAN INTERNATIONAL INC. 1995 ANNUAL REPORT

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name 'Lazare Diamonds'r''. Diamonds cut and polished by Lazare Kaplan craftsmen, whatever their size, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. Lazare Kaplan is also engaged in the trading of uncut rough diamonds and non-ideal cut, commercial quality diamonds.

AMERICAN STOCK EXCHANGE
The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

FORM 10-K
Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 1995 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Ms. James, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

ANNUAL MEETING
November 1, 1995
10 A.M.
The Cornell Club
Six East 44th Street
Fifth Floor, Room AB
New York, New York 10017

MARKET PRICES OF COMMON STOCK BY FISCAL QUARTER
- -----------------------------------------------

                        FISCAL 1995
              -------------------------------
                 HIGH                 LOW
              -------------------------------
- ---------------------------------------------
FIRST               9 7/8               8 7/8
SECOND              9 3/4               8 1/2
THIRD               9 3/4               8 5/8
FOURTH              8 3/4               7 1/2
- ---------------------------------------------

                        Fiscal 1994
              -------------------------------
                 High                 Low
              -------------------------------
- ---------------------------------------------
First             8 3/4                 5 3/4
Second            6 7/8                 5 7/8
Third             9 5/8                 6 7/8
Fourth            9 3/8                 8 1/8
- ---------------------------------------------

As of June 30, 1995 there were approximately 232 stockholders of record of the 6,147,808 issued and outstanding shares of the common stock of the Company.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              TO OUR STOCKHOLDERS:

     The Company reported net revenue of $178,143,000 for the fiscal year ended May 31 compared to net revenue of $204,047,000 in the previous fiscal year. Net loss for the period was $1,153,000 compared to net profit of $3,024,000 in the previous year. The drop in revenue is attributable to a cutback in supply of rough diamonds from one of the Company's primary suppliers. Rough diamond sales decreased by 31% and polished diamond sales increased by 42% from the previous year. Management is encouraged by the substantial increase in revenue from polished diamond sales in the domestic and international markets. Selling, general and administrative costs and interest charges were tightly controlled and were in line with management projections.

     The diamond industry continues to face structural changes that for the time being bear heavily on operating margins -- with particular pressure in the manufacturing sector. Prices for the quality of rough diamonds used by the Company in its manufacturing operation remain firm and have increased. Demand for the ideal cut and high quality polished diamonds remains good, but competitive market conditions stemming principally from industry wide structural changes are reflected in the lower gross margin obtained from manufacturing and marketing polished diamonds. Management is attentive to these conditions, and while addressing their short term impact on the profitability of operations, believes that the changes taking place provide future opportunities. The Company is strategically well positioned to benefit from these changes.

     The U.S. market for diamonds and jewelry remains active, with good nationwide demand from the quality jewelers that stock and market the ideal cut Lazare Diamonds'r'. Management continues to focus on the need to reduce delivery costs while maintaining the high standards of quality for its product and service that is the hallmark of the Company's long standing relationship with its quality jewelers. Management has reorganized its sales force, internal support staff, and procedures in order to provide closer cooperation with, and support to the jewelry outlets that show an increased commitment to the product. Sales of polished diamonds in the U.S. market showed an increase of 25% over the previous year.

     The Japanese consumer market continues to be hesitant and this is reflected in the diamond and jewelry sector. However, our sales in Japan have shown a marked improvement and have increased over 100% from the previous year. We continue to work closely with our distributor AIWA Co. Ltd. who has shown remarkable resilience in adjusting to difficult conditions. We are now jointly pursuing an aggressive marketing strategy that should enable us to increase market share for our products.

     Our marketing efforts in the Pacific Rim region continue to bear fruit. Our sales in the region increased over 70%. We have opened a sales office in Hong Kong to better service the region, and to enhance our ability to participate in the many growth and expansion opportunities that continue to present themselves.

     Our manufacturing operation in Puerto Rico is performing well, not only in responding with flexibility and speed to demand shifts, but also in providing management and technical resources for our increasingly important manufacturing operations in Botswana and Russia from its extensive pool of exceptionally skilled and experienced craftsmen. Puerto Rico management is constantly reviewing state of the art technology that is being developed at an increasing pace in various parts of the world, and is assessing its applicability to achieve increased productivity, lower costs, and enhanced yield.

     Our manufacturing facility in Botswana, now employing 477 people, 463 of whom are local citizens, continues to increase quantity and improve the quality of its production. The plant principally produces smaller size stones (melees), finished to ideal cut standards. This premium product has been well received in the market, particularly in the Pacific Rim and Japan. The melee marketing department in New York is making good progress in coordinating production with demand, and is working with manufacturing jewelers to increase market share. As training continues and start up production has been increasing to

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

commercial levels, management decided to write down previously produced melee inventory to market value. This non-recurring charge of $1,800,000 contributed to the loss of $1,153,000 reported for the fiscal year just ended. We have received firm and constant support and encouragement from our partner in this venture, the Government of Botswana, who made an equity investment of approximately $8,000,000 through the Botswana Development Corporation, and who are currently assisting us to secure a supply of suitable raw material on a timely basis for the stepped up number of stones produced by the increasingly skilled and productive Batswana work force.

     In Russia, our venture with Roskomdragmet (the Russian Government organization responsible for diamond policy and the national stockpile) has grown substantially and is concentrating its efforts on the manufacture of larger sizes that are marketed in all the geographic areas in which the Company operates. We continue to provide technical, marketing, and management support for what is an increasingly important production manufactured by skilled Russian technicians.

     On June 19, 1995, DeBeers Centenary announced that it was withdrawing from the Birim River project in Akwatia, Ghana as the feasibility study it completed indicated that the project was better suited for a smaller scale mining operator. The Government of Ghana has indicated that it would like the Company to continue as the marketing agent for the production. While the Ghana Consolidated Diamond mine continues to operate under its existing management, we are contacting smaller scale operators to determine whether the project can go forward with appropriate modifications.

     Our rough trading operation in Belgium continues to perform well, although its revenue lagged because of the cutback of rough supplies from one of our major suppliers. It is staffed by skilled and expert traders and we plan to expand its scope.

     The Company was granted a rough buying and export license by the Government of Angola. The Company is working with the national diamond company, Endiama. Operations have started at a very satisfactory pace. Angola is one of the major producers of better quality rough diamonds and further expansion of our buying offices is foreseen, as peaceful conditions are reestablished.

     Though demand for diamonds in the year ended May 31, 1995 was good, it was a difficult year for the industry and the Company. Uncertainty and continuing pressure on operating margins were challenges that had to be addressed. Under these circumstances, management focused on making operations as efficient as possible, cutting costs and enhancing its strategic positioning. This could not have been achieved without the extraordinary efforts, hard work, and commitment of the Company's executives and employees worldwide.

/S/ MAURICE TEMPELSMAN      /S/ LEON TEMPELSMAN
Maurice Tempelsman          Leon Tempelsman
Chairman of the Board       Vice Chairman and President

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA

- -----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                      1995        1994        1993        1992        1991
- -------------------------------------------------------- --------------------------------------------------------
Net Sales                                                $178,143    $204,047    $158,075    $151,875    $133,016
(Loss)/income before income tax provision,
  minority interest and extraordinary item               $ (1,418)   $  2,803    $   (728)   $ (2,287)   $  4,349
- -----------------------------------------------------------------------------------------------------------------
Extraordinary item, utilization of net
  operating loss carryforward                               --          --          --          --       $  1,821
- -----------------------------------------------------------------------------------------------------------------
Net (loss)/income                                        $ (1,153)   $  3,024    $   (903)   $ (2,951)   $  4,073
- -----------------------------------------------------------------------------------------------------------------
Net (loss)/income per share (based on the weighted
  average number of shares outstanding) (1)              $  (0.18)   $   0.49    $  (0.15)   $  (0.48)   $   0.80
- -----------------------------------------------------------------------------------------------------------------
Fully diluted (loss)/income per share                    $  (0.18)   $   0.49    $  (0.15)   $  (0.48)   $   0.80
- -----------------------------------------------------------------------------------------------------------------
At May 31:
  Total assets                                           $ 99,163    $ 93,178    $ 86,452    $ 77,977    $ 79,695
- -----------------------------------------------------------------------------------------------------------------
  Short-term debt                                        $ 11,410    $ 17,185    $ 12,005    $  3,000    $  3,000
- -----------------------------------------------------------------------------------------------------------------
  Long-term debt                                         $ 26,430    $ 25,715    $ 30,000    $ 30,000    $ 30,000
- -----------------------------------------------------------------------------------------------------------------
  Working capital                                        $ 59,290    $ 52,333    $ 53,011    $ 61,079    $ 66,565
- -----------------------------------------------------------------------------------------------------------------
  Stockholders' equity                                   $ 37,695    $ 38,751    $ 35,671    $ 36,573    $ 39,525
- -----------------------------------------------------------------------------------------------------------------

(1) The effect on earnings per share for the utilization of net operating loss carryforward was $.36 for 1991.

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     This discussion and analysis should be read in conjunction with the Selected Financial Data on page 4 and the audited financial statements and related notes of the Company commencing on page 8 of this report. In this discussion, the years '1995', '1994' and '1993' refer to the fiscal years ended May 31, 1995, 1994 and 1993, respectively.

RESULTS OF OPERATIONS
Net Sales
     Net  sales in 1995  of $178,143,000 were  $25,904,000 or 13%  less than net sales of $204,047,000 in 1994.

     The Company's net revenue from the sale of polished diamonds of $73,097,000 in 1995 was 42% greater than 1994 polished sales. The increase was due to continued growth in the United States and the Pacific Rim, as well as a strengthening in the Japanese market. The higher sales amounts also reflect increased volume associated with the Company's cutting and polishing venture with Roskomdragmet (the Russian Government organization responsible for diamond policy).

     Rough diamond sales decreased 31% in 1995. This decrease was a result of industry-wide market conditions and reduced supplies of rough diamonds made available from the Company's primary supplier. While the rough trading operation showed revenue declines from the prior year, the Company's cutting factories operated efficiently with adequate supplies of raw materials from either primary or secondary sources.

     Net sales in  1994 of $204,047,000  were $45,972,000 or  29% above the  net sales of $158,075,000 in 1993.

     The Company's net revenue from the sale of polished diamonds of $51,484,000 in 1994 increased 18% compared to 1993 polished sales of $43,409,000. The increase was a result of increased polished diamond sales in the United States and Pacific Rim due to increased demand and strengthening local economies and was partially offset by a weaker market in Japan.

     During fiscal 1994, the Company changed its method of selling from using a gross price list (allowing various discounts and allowances to be earned by its customers) to using a net price list. While this change did not have a significant impact on the results of operations, the Company believes that it greatly enhanced selling efficiency and facilitated increased sales.

     Rough diamond sales increased 33% in 1994. This increase was due to the Company's continued expansion of its rough trading operation and also its continued efforts to match the quality of its raw materials manufactured with the requirements of its customers. Those rough diamonds not selected based on economic or quality analysis were promptly sold in the marketplace.

Gross Profit
     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 1995 was 13%, a decrease of 11% from 1994 level of 24%. The decrease was due to an increase in lower margined polished goods sold during the current year which includes sales of stones cut and polished in joint venture with Roskomdragmet in Russia, the inability of the Company to adequately increase prices and continued pressure on margins. In addition, the Company recorded a non-recurring charge in the third quarter of approximately $1.8 million to write down to market value the Company's small stone polished inventory produced at its newly constructed manufacturing facility in Botswana. While the Company is encouraged at the results of the Botswana operation, including quantity and quality of production, improved manufacturing efficiencies, continued lowering of production costs and support from the Botswana Government, due to market conditions, the Company experienced increased pressure on the selling price of these goods during the current year which, in turn, caused the carrying value of this inventory to exceed its selling price.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

     The gross margin on sales of rough stones not selected for manufacturing, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones, has been traditionally below 3%.

     During 1995, the combined gross margin on net sales of both polished diamonds and rough diamonds was 7.0%. This compares to 8.0% in 1994 and 7.1% in 1993.

     Polished Diamond Gross Margin was 24% in 1994, an increase of 4% from the 1993 level of 20%.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses in 1995 of $10,386,000 increased 6% or $553,000 compared with expenses of $9,833,000 in 1994. The increase was primarily attributable to a non-recoverable insurance claim associated with a theft of polished diamonds in the current year.

     Selling, general and administrative expenses in 1994 of $9,833,000 increased 9% or $856,000 compared with expenses of $8,977,000 in 1993. The increase was primarily due to the inclusion of expenses associated with the Company's operations in Botswana of approximately $749,000. In 1993 these expenses were being deferred until the commencement of full operations at that location. On a comparable basis, excluding the costs associated with the Botswana operation, selling, general & administrative costs were up 1% in 1994.

Interest Expense
     In 1995, interest expense was $3,737,000, which was offset by $248,000 of interest income, as compared to interest expense of $4,003,000 offset by $256,000 of interest income in 1994 and interest expense of $3,197,000 offset by $190,000 of interest income in 1993. The decrease in interest expense in 1995 was due primarily to lower average short-term borrowings of $9,186,000 as compared to $14,371,000 in 1994. The increase in interest expense in 1994 was due to higher average short-term borrowings of $14,371,000 in 1994 as compared to $6,175,000 in 1993, and a full year of the higher interest rate charged on the Senior Notes (See Note 6 to the Financial Statements).

(Loss)/Income Per Share
     During 1995, 1994 and 1993 (loss)/income per share was computed based on the weighted average number of shares outstanding, including the impact of dilutive stock options during the period. For 1995, loss per share was $.18 per share as compared to income per share of $.49 in 1994 and loss per share of $.15 in 1993.

FOREIGN OPERATIONS
     International business represents a major portion of the Company's revenues and profits. All foreign sales are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these activities. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. is the U.S. dollar and this subsidiary was not materially affected by foreign currency translation adjustments.

LIQUIDITY -- CAPITAL RESOURCES
     The Company's working capital at May 31, 1995 was $59,290,000, an increase of $6,957,000 from 1994. This increase was primarily due to the cash investment made by the Botswana Development Corporation in Lazare Kaplan Botswana (Pty) Ltd.

     The Company's working capital at May 31, 1994 was $52,333,000, a decrease of $677,000 from 1993. This decrease was due primarily to the reclassification to current liabilities of the portion of the Senior Notes which were due within one year. Without the inclusion of this item, working capital increased by $3,608,000 reflecting higher inventory levels associated with the Company's new operation in Botswana, and higher accounts receivable levels.

     Net fixed asset additions totaled $1,578,000, $1,033,000 and $3,500,000 in 1995, 1994 and 1993,

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

respectively. These fixed asset additions were primarily attributable to the construction by the Company of a cutting and polishing factory and a training facility in Botswana. The factory, completed during 1993, is a state-of-the-art facility, using both automated and manual equipment and will ultimately be able to employ 500 skilled workers. During 1995 and 1994, $543,000 and $735,000 of fixed assets were placed in service in Botswana, respectively. During 1993, $1,019,000 of fixed assets were placed in service and $2,385,000 was added to the cost of the newly constructed building.

     During August 1994, the Company completed its transaction with the Botswana Development Corporation ('BDC') whereby the BDC invested 21.8 million pula (approximately $8.0 million) for an equity position in Lazare Kaplan Botswana
(Pty) Ltd. The investment is in the form of common shares and cumulative, redeemable, non-voting participating preference shares. Following this transaction, the Company owns 60% of Lazare Kaplan Botswana (Pty) Ltd., the BDC owns 34.9% and the Government of Botswana owns 5.1%.

     The Company entered into a long-term promissory note with a bank in the amount of $5,000,000 as of May 31, 1995. The principal is due and payable on December 2, 1996 and interest, at the bank's prime rate, is payable monthly.

     In May 1991, the Company, through a private placement, issued $30,000,000 of 9.97% Senior Notes, due May 15, 2001. These Senior Notes were amended on December 1, 1992 to revise the consolidated fixed charge ratio and increase the interest rate to 10.47% through the period August 31, 1994.

     On August 25, 1995, these Senior Notes were again amended to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarters ended February 28, 1995 and May 31, 1995, to revise the consolidated fixed charge ratio for all subsequent measurement periods through the quarter ending May 31, 1996, and to increase the interest rate to 10.97% retroactively to March 1, 1995.

     The Company has short-term lines of credit with three banks. The loan agreements provide that the Company may borrow up to $19.0 million, in the aggregate. Two of the facilities, in the amounts of $3.0 million and $8.0 million, respectively, carry an interest rate of the bank's prime rate or one and one-half percent above the London Interbank Offered Rate (LIBOR), depending upon the method of borrowing utilized by the Company, and expire on September 30, 1995 and November 30, 1995, respectively. The third facility, in the amount of $8.0 million, expires on October 31, 1995 and carries an interest rate of one-eighth of a percent above the bank's prime rate or one and five-eighths percent above LIBOR depending upon the method of borrowing utilized by the Company. As of May 31, 1995 there was an aggregate balance outstanding on these facilities of $4,125,000. The Company believes that each credit facility will be extended on its respective renewal date.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month London Interbank Offered Rate for Eurodollars. At May 31, 1995, the full amount of this facility had been drawn upon.

     Management believes the Company has the ability to meet its current and anticipated financing needs.

     Stockholders' equity was $37,695,000 at May 31, 1995, $38,751,000 at May 31, 1994 and $35,671,000 at May 31, 1993. The decrease in 1995 is attributable to the net loss incurred. The increase in 1994 is attributable to the net income earned during the period. The decrease in 1993 is attributable to the net loss during the period. Stockholders received no dividends in 1995, 1994 or 1993.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Year Ended May 31,
- ------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                          1995          1994          1993
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Net Sales (Note 1)                                                          $  178,143    $  204,047    $  158,075
Cost of Sales (Note 1)                                                         165,686       187,664       146,819
- ------------------------------------------------------------------------------------------------------------------
                                                                                12,457        16,383        11,256
- ------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    10,386         9,833         8,977
Interest expense -- net of interest income of $248, $256 and $190 in
  1995, 1994 and 1993, respectively                                              3,489         3,747         3,007
- ------------------------------------------------------------------------------------------------------------------
                                                                                13,875        13,580        11,984
- ------------------------------------------------------------------------------------------------------------------
(Loss)/income before income tax provision and minority interest                 (1,418)        2,803          (728)
Income tax provision (Notes 1 and 3)                                               214           118           175
- ------------------------------------------------------------------------------------------------------------------
(Loss)/income before minority interest                                          (1,632)        2,685          (903)
Minority interest in loss of consolidated subsidiary                               479           339        -
- ------------------------------------------------------------------------------------------------------------------
     NET (LOSS)/INCOME                                                      $   (1,153)   $    3,024    $     (903)
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
NET (LOSS)/INCOME PER SHARE (NOTE 1)                                        $    (0.18)   $     0.49    $    (0.15)
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Weighted average number of shares outstanding                                6,309,071     6,226,708     6,121,680
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Additional                    Total
                                                                    Common     Paid-in      Retained    Stockholders'
(In thousands)                                                      Stock      Capital      Earnings       Equity
- ---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------
Balance, May 31, 1992                                               $6,122     $ 25,837     $ 4,615        $36,574
Net Loss                                                              -           -            (903)          (903)
- ---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1993                                                6,122       25,837       3,712         35,671
Net Income                                                             -          -           3,024          3,024
Exercise of Stock Options, 9,426 shares issued                           9           47        -                56
- ---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1994                                                6,131       25,884       6,736         38,751
Net Loss                                                               -          -          (1,153)        (1,153)
Exercise of Stock Options, 16,702 shares issued                         17           80        -                97
- ---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1995                                               $6,148     $ 25,964     $ 5,583        $37,695
- ---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                       May 31,
- --------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                     1995       1994
- --------------------------------------------------------------------------------------------------------------------
                                                                                                  ------------------
ASSETS
CURRENT ASSETS:
  Cash                                                                                            $ 2,532    $   914
  Accounts receivable, less allowance for doubtful accounts ($220 and $165 in 1995 and 1994,
     respectively)                                                                                 22,302     23,200
  Inventories (Note 1):
       Rough stones                                                                                11,928     14,467
       Polished stones                                                                             43,806     39,019
                                                                                                  ------------------
          Total inventories                                                                        55,734     53,486
                                                                                                  ------------------
Prepaid expenses and other current assets                                                           6,166      3,255
- --------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                                     86,734     80,855
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 2)                                                  6,704      6,253
OTHER ASSETS                                                                                        5,725      6,070
- --------------------------------------------------------------------------------------------------------------------
                                                                                                  $99,163    $93,178
- --------------------------------------------------------------------------------------------------------------------
                                                                                                  ------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable -- banks (Note 5)                                                                 $ 4,125    $ 9,900
  Notes payable -- other (Note 5)                                                                   3,000      3,000
  Current portion of long-term debt (Note 6)                                                        4,285      4,285
  Accounts payable and other current liabilities (Notes 1 and 4)                                   16,034     11,337
- --------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                                27,444     28,522
SENIOR NOTES AND OTHER LONG-TERM DEBT (Note 6)                                                     26,430     25,715
- --------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                                                        53,874     54,237
- --------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST (Notes 1 and 7)                                                                   7,594        190
STOCKHOLDERS' EQUITY (Note 8)
  Common stock, par value $1 per share:
     Authorized, 10,000,000 shares
     Outstanding, 6,147,808, 1995 and 6,131,106, 1994                                               6,148      6,131
  Additional paid-in capital                                                                       25,964     25,884
  Retained earnings                                                                                 5,583      6,736
- --------------------------------------------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                               37,695     38,751
- --------------------------------------------------------------------------------------------------------------------
                                                                                                  $99,163    $93,178
- --------------------------------------------------------------------------------------------------------------------
                                                                                                  ------------------

See notes to consolidated financial statements.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended May 31,
- ---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                            1995       1994      1993
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income                                                                        $(1,153)   $3,024    $  (903)
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities:
     Depreciation and amortization                                                         1,924     1,899        893
     Provision for uncollectible accounts                                                     55       170         86
     Minority interest in loss of consolidated subsidiary                                   (479)     (339)      -
     Gain on sale of fixed assets                                                            (43)     -          -
(Increase)/decrease in assets and increase/(decrease) in liabilities:
     Accounts receivable                                                                     843    (3,211)    (5,138)
     Inventories                                                                          (2,248)   (4,993)       111
     Prepaid expenses and other current assets                                            (2,911)      803     (1,061)
     Other assets                                                                           (488)     -        (4,510)
     Accounts payable and other current liabilities                                        4,697     3,029       (405)
                                                                                         ----------------------------
Net cash provided by (used in) operating activities                                          197       382    (10,927)
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of fixed assets                                                            79      -          -
Capital expenditures                                                                      (1,578)     (972)    (3,300)
                                                                                         ----------------------------
Net cash used in investing activities                                                     (1,499)     (972)     3,300)
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in minority interest                                                              7,883      -          -
Increase (decrease) in short-term borrowings                                              (5,775)      895      9,005
Increase in long-term borrowings                                                             715      -          -
Proceeds from exercise of stock options                                                       97        56       -
                                                                                         ----------------------------
Net cash provided by financing activities                                                  2,920       951      9,005
- ---------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash                                                            1,618       361     (5,222)
Cash at beginning of year                                                                    914       553      5,775
                                                                                         ----------------------------
Cash at end of year                                                                      $ 2,532    $  914    $   553
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                                                 $ 3,737    $4,003    $ 3,197
Income taxes                                                                                 314       239        209
- ---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:
Capitalized Leases                                                                          -       $   61    $   249
Land                                                                                        -         -            64
License fee                                                                                 -         -           465
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1995, 1994 and 1993

1. ACCOUNTING POLICIES
- ---------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting, polishing and selling of diamonds and the trading of uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned except for Lazare Kaplan Botswana (Pty) Ltd., which was owned 60% by the Company at May 31, 1995 and 85% by the Company at May 31, 1994 and 1993. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. All material intercompany balances and transactions have been eliminated.

b. Sales and Accounts receivable
     The Company's net sales to customers in each of the following regions for the years ended May 31, 1995, 1994 and 1993 are set forth below:

                               1995    1994    1993
- ---------------------------------------------------
                               --------------------
United States                   25%     16%     16%
Far East                        13%      6%     10%
Europe, Israel & other          62%     78%     74%
- ---------------------------------------------------
                               100%    100%    100%
- ---------------------------------------------------
                               --------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ending May 31, 1995, 1994 and 1993. The Company generally does not require collateral on its receivables.

c. Inventories

     Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

d. Property, plant and equipment

     Property,  plant  and  equipment  is   stated  at  cost  less   accumulated
depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the shorter of asset lives or lease terms.

e. Deferred costs

     The Company deferred the recognition of certain costs for professional fees, travel and total staffing incurred during the construction and training period of the Company's cutting and polishing facility in Botswana. Such costs included only direct and incremental costs incurred during the start-up period. These costs are being amortized over a five year period which began on June 1, 1993. All other deferred costs are amortized over their estimated useful lives ranging from two to ten years.

f. Foreign currency
     All foreign sales of the Company are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these activities. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. is the U.S. dollar. Any gains or losses from foreign currency translations relating to this subsidiary were immaterial and are included in results of operations.

g. Income taxes
     Effective June 1, 1993, the Company has provided for deferred income taxes in accordance with Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes', whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. The Company had previously accounted for income taxes under Accounting Principles Board Opinion No. 11. The adoption of SFAS No. 109 on June 1, 1993 did not have a material impact on the Company's consolidated financial statements. Deferred income taxes reflect the net tax effects of (a) temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards.

     For the year ended May 31, 1993, the Company and its subsidiary operating in the United States including Puerto Rico filed a consolidated income tax return. On November 1, 1993, the Puerto Rican subsidiary was merged into the Company. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1995, 1994 and 1993

have been computed based on the effective tax rates, if any, in the foreign countries.

     There were no taxable dividends paid to the Company from foreign subsidiaries during 1995.
h. Net (loss)/income per share
     Net (loss)/income per share is computed based on the weighted average number of shares outstanding including the impact of dilutive stock options during each period.

2. PROPERTY, PLANT AND EQUIPMENT
- ---------------------------------------------------------
     Property, plant and equipment consists of (in thousands):

                                         May 31,
- -----------------------------------------------------
                                     1995       1994
- -----------------------------------------------------
                                    -----------------
Land and buildings                  $ 4,170    $4,126
Leasehold improvements                1,139     1,114
Machinery, tools and equipment        5,064     4,612
Furniture and fixtures                1,656       898
Computer installation                 2,225     2,118
- -----------------------------------------------------
                                     14,254    12,868
Less accumulated depreciation and
  amortization                        7,550     6,615
- -----------------------------------------------------
                                    $ 6,704    $6,253
- -----------------------------------------------------
                                    -----------------
Depreciation and amortization rates:
- -----------------------------------------------------
Buildings                                   2 TO 3.7%
Leasehold improvements                     3.7 TO 20%
Machinery, tools and equipment              10 TO 25%
Furniture and fixtures                      10 TO 20%
Computer installation                       10 TO 33%
- -----------------------------------------------------

     Depreciation expense for 1995, 1994 and 1993 was $1,088,000, $1,094,000 and
$779,000, respectively.

3. INCOME TAXES
- ---------------------------------------------------------

     The items comprising the Company's net deferred tax liabilities are as follows (in thousands):

                                       May 31,
- -----------------------------------------------------
                                   1995        1994
- -----------------------------------------------------
                                 --------------------
Deferred tax assets:
  Operating loss and other
     carryforwards               $ 13,200    $ 13,200
  Other                               400         300
Deferred tax liabilities:
  Depreciation                      1,100       1,500
- -----------------------------------------------------
                                   12,500      12,000
Less: Valuation allowance         (12,500)    (12,000)
- -----------------------------------------------------
Net deferred tax liabilities     $      0    $      0
- -----------------------------------------------------
                                 --------------------

     The income tax provision is comprised of the following (in thousands):

                                  Year ended May 31,
- ------------------------------------------------------
                                 1995     1994    1993
- ------------------------------------------------------
                                 ---------------------
Current:
Federal                          $ -      $ 68    $-
State and local                     40     185     130
Foreign                            174      70      45
- ------------------------------------------------------
                                   214     323     175
- ------------------------------------------------------
Deferred:
Federal                            -       (68)    -
State and local                    -      (137)    -
- ------------------------------------------------------
                                   -      (205)    -
- ------------------------------------------------------
                                 $ 214    $118    $175
- ------------------------------------------------------
                                 ---------------------

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1995, 1994 and 1993

     The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

- ------------------------------------------------------
                              1995      1994     1993
- ------------------------------------------------------
                             -------------------------
Tax provision (benefit) at
  statutory rate             $  (482)   $ 953    $(247)
(Decrease)/increase in
  taxes resulting from:
  Differential
     attributable to
     foreign operations          502      764      (15)
  State and local taxes,
     net of Federal
     benefit                      26       48      130
  Net operating loss
     carryforward arising
     in current year not
     resulting in current
     benefit                     168      -        307
  Utilization of net
     operating loss
     carryforwards              -       (1,647)    -
- ------------------------------------------------------
Actual tax provision         $   214    $ 118    $ 175
- ------------------------------------------------------
                             -------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                     Net
                                               operating
Year                                              losses
- --------------------------------------------------------
                                               ---------
1998                                            $12,100
1999                                              4,200
2000                                              4,300
2001                                              3,500
2002                                                500
2007                                              1,000
2008                                              1,500
2010                                                500
- --------------------------------------------------------
                                                $27,600
- --------------------------------------------------------
                                               ---------

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $29,600,000 each, expiring from 1997 to
2008. The Company has Puerto Rico net operating loss carryforwards of approximately $4,500,000 expiring from 1996 through 2002 and Botswana net operating loss carryforwards of approximately $5,000,000 expiring from 1998 through 2000.

4. ACCOUNTS PAYABLE AND OTHER
   CURRENT LIABILITIES
- ---------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                                     1995       1994
- -----------------------------------------------------
                                    -----------------
Accounts payable                    $ 5,377    $4,422
Accrued expenses and income taxes    10,657     6,915
- -----------------------------------------------------
                                    $16,034    $11,337
- -----------------------------------------------------
                                    -----------------

5. LINES OF CREDIT
- ---------------------------------------------------------

     The Company has unsecured lines of credit with three banks. The loan agreements provide that the Company may borrow up to $19.0 million, in the aggregate. Two of the facilities, in amounts of $3.0 million and $8.0 million, carry an interest rate of the bank's prime rate (which was 9.0% on May 31, 1995) or one and one-half percent above the London Interbank Offered Rate (LIBOR), depending upon the method of borrowing utilized by the Company, and expire on September 30, 1995 and November 30, 1995, respectively. The third facility, in the amount of $8.0 million, carries an interest rate of one-eighth of a percent above the bank's prime rate or one and five-eighths percent above LIBOR depending upon the method of borrowing utilized by the Company. The term of this agreement is until October 31, 1995. As of May 31, 1995 there was an aggregate balance outstanding on these facilities of $4,125,000. The weighted average interest rate during 1995 and 1994 on the three lines of credit was 8.12% and 6.18%, respectively.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month London Interbank Offered Rate (which was 6.56% on June 12). At May 31, 1995, the full amount of this facility had been drawn upon. The weighted average interest rate during 1995 and 1994 on this facility was 6.20% and 4.04%, respectively.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1995, 1994 and 1993

6. SENIOR NOTES AND OTHER LONG-TERM DEBT
- ---------------------------------------------------------

     In May, 1991 the Company through a private placement, issued $30,000,000 of unsecured 9.97% Senior Notes, due May 15, 2001. Interest is payable semi-annually every May 15 and November 15. Repayments of $4,285,000 annually commenced on May 15, 1995 and end in 2000 with the remaining principal of $4,290,000 payable on May 15, 2001.

     Provisions of the Senior Notes require, among other things, (a) maintenance of defined levels of consolidated tangible net worth and current working capital, (b) limitation of borrowing levels and (c) limitations on restricted payments, including the amount of dividends. Under the provisions of the Senior Notes, the Company was not permitted to declare or pay any dividends either in cash or property through August 31, 1994. Commencing September 1, 1994, this restriction was modified to allow the declaration of dividends subject to certain limitations set forth in the Senior Note Agreement.

     On February 28, 1992, certain provisions of the Senior Notes were amended to modify the limitations relating to the incurrence of indebtedness, the making of restricted payments and to revise the consolidated fixed charge ratio. On March 25, 1992, the Senior Notes were again amended to modify the level of consolidated tangible net worth required to be maintained by the Company. On December 1, 1992, the Senior Notes were amended to revise the consolidated fixed charge ratio and increase the interest rate to 10.47% through the period August 31, 1994.

     On August 25, 1995, the Senior Notes were again amended to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarters ended February 28, 1995 and May 31, 1995, to revise the consolidated fixed charge ratio for all subsequent measurement periods through the quarter ending May 31, 1996, and to increase the interest rate to 10.97% retroactively to March 1, 1995.

     On May 31, 1995 the Company entered into a long term promissory note with a bank in the amount of $5,000,000. The principal is due and payable on December 2, 1996 and interest, at the bank's prime rate, is payable monthly.

7. MINORITY INTEREST
- ---------------------------------------------------------

     On  August 31, 1994, the  Botswana Development Corporation ('BDC') invested
21.8 million pula (approximately $8.0 million) for an equity position in Lazare Kaplan Botswana (Pty) Ltd. In exchange for its investment the BDC received common shares and cumulative, redeemable, non-voting, participating preference shares of this subsidiary. Following this transaction, the Company owns 60% of Lazare Kaplan Botswana (Pty) Ltd., the BDC owns 34.9% and the Government of Botswana owns 5.1%.

8. STOCK OPTION INCENTIVE PLANS
- ---------------------------------------------------------

     A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the '1988 Plan'). The Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

     The purchase price of each share of common stock subject to an incentive option under the 1988 Plan is not to be less than 100 percent of the fair market value of the stock on the day the option is granted (110 percent for 10 percent beneficial owners). The Compensation Committee determines the period or periods of time during which an option may be exercised by the participant and the number of shares as to which the option is exercisable during such period or periods, provided that the option period shall not extend beyond ten years (five years in the case of 10 percent beneficial owners) from the date the option is granted.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1995, 1994 and 1993

     A summary of the Plan's activity for each of the three years in the period ended May 31, 1995 is as follows:

                             Number
                            of shares     Option price
- -------------------------------------------------------
                            ---------------------------
Outstanding -- June 1,
  1992                       379,308     $5.000-$11.275
Options surrendered         (212,117)    $5.500-$11.275
Options reissued             212,117     $5.125-$ 5.638
Options canceled              (3,725)    $5.000-$10.875
Options issued               144,950     $6.000-$ 6.600
- -------------------------------------------------------
Outstanding -- May 31,
  1993                       520,533     $5.000-$ 7.625
Options issued               101,750     $6.000-$ 8.387
Options exercised            (11,434)    $5.000-$ 8.000
Options canceled             (10,601)    $5.125-$ 7.625
- -------------------------------------------------------
Outstanding -- May 31,
  1994                       600,248     $5.000-$ 8.387
Options issued                28,750     $8.500-$ 9.350
Options exercised            (34,231)    $5.000-$ 7.625
Options canceled              (4,618)    $6.000-$ 7.625
- -------------------------------------------------------
Outstanding -- May 31,
  1995 (exercisable
  454,849)                   590,149     $5.000-$ 9.350
- -------------------------------------------------------
                            ---------------------------

9. COMMITMENTS AND CONTINGENCIES
- ---------------------------------------------------------

     Future minimum payments under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 1995 (in thousands):

                                               Operating
Year                                              leases
- --------------------------------------------------------
                                               ---------
1996                                            $    582
1997                                                 457
1998                                                 341
1999                                                 331
2000                                                 331
Thereafter                                         1,085
- --------------------------------------------------------
                                                $  3,127
- --------------------------------------------------------
                                               ---------

     Rental expense, including additional charges paid for increase in real estate taxes and other escalation charges for the years ended May 31, 1995, 1994 and 1993, were approximately $549,000, $565,000 and $438,000, respectively.

10. PROFIT SHARING PLAN
- ---------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match contributions in an amount equal to $0.50 for every pretax dollar contributed up to the first 6% on the first $20,000 of compensation providing the Company's pretax earnings for that fiscal year exceeds $3,500,000. The Company did not make matching contributions for calendar years 1994, 1993 or 1992.

11. GEOGRAPHIC SEGMENT INFORMATION
- ---------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 1995 and identifiable assets at the end of each of those years, classified by geographic area which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1995, 1994 and 1993

                                                               UNITED                            ELIMI-     CONSOLI-
                                                               STATES     EUROPE     AFRICA     NATIONS      DATED
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1995
Net sales to unaffiliated customers                           $123,322    $49,684    $ 5,137    $  -        $178,143
Transfers between geographic areas                              22,196     16,679     22,810     (61,685)      -
                                                              ------------------------------------------------------
      Total revenue                                           $145,518    $66,363    $27,947    $(61,685)   $178,143
                                                              ------------------------------------------------------
Gross profit                                                  $ 11,866    $   561    $ 6,259    $ (6,229)   $ 12,457
                                                              ------------------------------------------------------
(Loss)/income before income tax provision and minority
  interest                                                    $   (495)   $   100    $  (615)   $   (408)   $ (1,418)
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1995                           $ 91,980    $11,536    $23,552    $(27,905)   $ 99,163
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1994
Net sales to unaffiliated customers                           $130,070    $73,921    $    56    $  -        $204,047
Transfers between geographic areas                              22,092     13,984      8,737     (44,813)      -
                                                              ------------------------------------------------------
      Total revenue                                           $152,162    $87,905    $ 8,793    $(44,813)   $204,047
                                                              ------------------------------------------------------
Gross profit                                                  $ 15,663    $   772    $    85    $   (137)   $ 16,383
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  4,990    $   420    $(2,461)   $   (146)   $  2,803
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1994                           $ 92,628    $ 8,386    $20,374    $(28,210)   $ 93,178
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1993
Net sales to unaffiliated customers                           $106,550    $51,474    $    51    $  -        $158,075
Transfers between geographic areas                               3,353      2,401      4,575     (10,329)      -
                                                              ------------------------------------------------------
      Total revenue                                           $109,903    $53,875    $ 4,626    $(10,329)   $158,075
                                                              ------------------------------------------------------
Gross profit                                                  $ 10,491    $   711    $   129    $    (75)   $ 11,256
                                                              ------------------------------------------------------
(Loss)/income before income tax provision                     $   (828)   $   209    $   (34)   $    (75)   $   (728)
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1993                           $ 84,839    $ 3,645    $14,795    $(16,827)   $ 86,452
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------

     The identifiable assets which are included in the eliminations primarily represent advances to affiliates. These advances are included therein since the Company, which is the parent company, finances the operations of these affiliates.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheet of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for each of the two years in the period ended May 31, 1994 were audited by other auditors whose report dated July 13, 1994 (August 31, 1994 as to Note 11) expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements for the year ended May 31, 1995 referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 1995 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Ernst & Young LLP
New York, New York
July 12, 1995 (August 25, 1995 as to Note 6)

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS                      DIRECTORS AND OFFICERS                  REGISTRAR AND TRANSFER AGENT

529 Fifth Avenue                            Maurice Tempelsman                      Mellon Bank N.A.
New York, New York 10017                    Director;                               P.O. Box 444
Telephone (212) 972-9700                    Chairman of the Board                   Pittsburgh, PA 15230

SUBSIDIARIES                                Leon Tempelsman                         COUNSEL
                                            Director;
Lazare Kaplan (Sierra Leone) Limited        Vice Chairman of the Board              Warshaw Burstein Cohen
                                            and President                           Schlesinger & Kuh, LLP
Lazare Kaplan Japan Inc.                                                            555 Fifth Avenue
                                            George R. Kaplan                        New York, New York 10017
Lazare Kaplan Belgium, N.V.                 Director;
                                            Vice Chairman of the Board              ACCOUNTANTS
Lazare Kaplan Europe Inc.
                                            Michael W. Butterwick                   Ernst & Young LLP
Lazare Kaplan Africa Inc.                   Director;                               787 Seventh Avenue
                                            Business Consultant                     New York, New York 10019
Lazare Kaplan Botswana (Pty) Limited
                                            Lucien Burstein
Lazare Kaplan Ghana Ltd.                    Director;
                                            Secretary
Lazare Kaplan (Bermuda) Ltd.                Partner
                                            Warshaw Burstein Cohen
Kaplan Offshore Trading Company             Schlesinger & Kuh, LLP
                                            (attorneys)
Supreme Gems N.V.
                                            Myer Feldman
Lazare Kaplan Belgium Jewelry N.V.          Director;
                                            Partner
                                            Ginsburg, Feldman and Bress,
                                            Chartered (attorneys)

                                            Sheldon L. Ginsberg
                                            Director;
                                            Chief Financial Officer and
                                            Vice President

                                            Robert Speisman
                                            Director;
                                            Vice President - Sales

    LAZARE KAPLAN INTERNATIONAL INC., 529 FIFTH AVENUE, NEW YORK, NY 10017
                                 (212) 972-9700
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------