Form 10-K405, Exhibit 13
period 1996-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 1996-08-28
CIK 202375

                                     [LOGO]


                        LAZARE KAPLAN INTERNATIONAL INC.


                                     [MAP]

                              1996 Annual Report

              The leader in ideal cut diamonds for over 90 years.

                                     [LOGO]


               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

              LAZARE KAPLAN INTERNATIONAL INC. 1996 ANNUAL REPORT

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name 'Lazare Diamonds'r'. Diamonds cut and polished by Lazare Kaplan craftsmen, whatever their size, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut
(commercial) diamonds. These stones are sold through wholesalers and distributors and, to a growing extent, through Lazare Kaplan's traditional channels of distribution. Lazare Kaplan is also engaged in the trading of uncut rough diamonds.

AMERICAN STOCK EXCHANGE
The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

FORM 10-K
Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 1996 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Ms. James, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

ANNUAL MEETING
November 6, 1996
10 A.M.
The Cornell Club
Six East 44th Street
Fifth Floor, Room AB
New York, New York 10017

MARKET PRICES OF COMMON STOCK BY FISCAL QUARTER
- -------------------------------------

                 FISCAL 1996
              -----------------
                HIGH        LOW
- -------------------------------
FIRST           7 7/8     6 1/2
SECOND          7 9/16    6 1/8
THIRD           9         6 3/4
FOURTH         14 3/4     7 5/8
- -------------------------------

                 Fiscal 1995
              -----------------
              High          Low
- -------------------------------
First        9 7/8        8 7/8
Second       9 3/4        8 1/2
Third        9 3/4        8 5/8
Fourth       8 3/4        7 1/2
- -------------------------------



As  of  June  30,  1996 there were
approximately  231 stockholders of
record of the 6,177,778 issued and
outstanding  shares  of the common
stock of the Company.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              TO OUR SHAREHOLDERS:

     Our Company's performance last year showed marked improvement in volume and profitability from the previous year. Net revenue grew to $266,321,000, an increase of 50% over revenue of $178,143,000. Net profit was $7,013,000 compared to a loss of $1,153,000. Management is heartened by these results; they reflect improved performance in most segments of our business, as well as early benefits flowing from strategic deployment of resources and personnel into new areas of opportunity for Lazare Kaplan at a time when the industry continues to go through important structural changes.

     For all practical purposes the diamond industry is now a two tier industry. Supply and demand of rough diamonds in the better qualities and larger sizes are in balance -- with some shortages developing -- while smaller sizes, particularly in the lower qualities, are in excess supply. Substantial price increases have taken place in the better segment while prices for the lower-end have declined, are volatile, and will probably remain so for some time in the future. Our product line, marketing strategy, and inventory are concentrated in the better quality segment, thus avoiding the risks of the lower segment and permitting us to seek out opportunities for growth and profitability in this more stable segment of the market.

     Global demand for diamond jewelry grew by over 5%. The United States market was particularly active with good demand by the quality jewelers that stock and market the ideal cut Lazare Diamonds'r'. Despite the slowdown encountered by the overall retail industry, quality jewelry stores throughout the United States were able to sell through to the consumer. We have reduced the delivery cost to our customers, focused our sales and marketing efforts on fewer accounts doing greater volume, and successfully maintained the product and service quality for which the Company is known in the industry.

     The Japanese market is slowly recovering from an extended recession. Demand for diamonds is rising as consumer confidence is driving deferred purchasing power. We continue to work in harmony with our long standing distributor AIWA Co. Ltd. in exploring several new approaches to recover greater market share in this important market for fine quality diamonds. The Japanese diamond industry has become increasingly competitive, and we are witnessing a compression of the multi-layered distribution chain. This works to the advantage of the Japanese consumer, and thus will, in time, increase the size of the market as the consumer gets more value for his/her discretionary spending resources. We believe that this evolving pattern and the initiatives we are taking to address it will, over time, benefit the Company's ability to gain market share with Lazare Diamonds and other products.

     The Pacific Rim region is a growing market of increasing importance to our Company. We are participating aggressively in the expansion of this relatively new diamond market by working closely with our existing distributors and seeking new opportunities in the Philippines, Korea, and other countries. Our regional sales office in Hong Kong has completed its first full year of operation. This has enabled us to pursue, in an efficient and cost effective way, efforts to expand our presence in the region and gain market share.

     Our manufacturing facility in Puerto Rico continues to be the mainstay of our Lazare Diamonds ideal cut stone business and enables us to supply our customers efficiently and to maintain the back-up inventory essential to a service posture. Further progress has been made in combining the exceptionally high craftsmanship of our skilled employees in Puerto Rico with the latest state-of-the-art automated technology.

     Lazare Kaplan Botswana, in which our company has a 60% shareholding, and the Botswana Development Corporation and the Government of Botswana hold the remaining 40%, now employs 543 workers. We are gratified that in the relatively short period of several years, the 530 local employees were able to acquire, through extensive training and supervision, the skills and proficiency to produce smaller size ideal cut stones (melees). Productivity and yield are improving and, prompted by our vigorous worldwide marketing efforts, the high quality diamonds produced by Lazare Kaplan Botswana are receiving excellent

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

acceptance in the market and command a premium. Regrettably, despite our efforts and those of the Government of Botswana, the issue of adequate suitable supply of rough diamonds for this state-of-the-art facility has not yet been resolved. Employment of its local citizens continues to be an important political and social priority of the Botswana Government and we continue to receive the full support of that Government. In the context of the generally known realities that now govern the global diamond industry, the supply issue should be a relatively simple one to resolve to everyone's satisfaction, and we are dismayed that it has taken so long. However, we remain confident that a satisfactory solution will be reached before too long, enabling this outstanding new facility to reach its full potential for the benefit of its shareholders and the people of Botswana.

     Our cooperation agreement with Roskomdragmet (the Russian Government organization responsible for diamond policy and the national stockpile) in Russia continues to expand satisfactorily, with occasional delays in shipping finished product due to complex local administrative requirements. Additional skilled Russian employees were added to this important facility that cuts and polishes larger size gem stones. Our worldwide marketing organization continues to make an important contribution to the economic success of this venture. Russia is one of the world's major producers of gem quality rough diamonds and it is the stated policy of the Russian Government to encourage the growth of its domestic cutting industry. We believe that this venture is a good example of a successful cooperation, adding value to large rough stones, opening new markets for diamonds polished in Russia by Russian craftsmen, and providing Roskomdragmet with access to important markets and market information.

     Our Company recently reached a ten year agreement with AK Almazi Rossii Sakha (ARS) of Russia for the cutting and marketing of large rough gem diamonds. ARS is the largest producer of rough diamonds in Russia with annual production in excess of $1.2 billion and accounts for over 20% of the world's diamond supply. Under the agreement a minimum of $45 million of rough stones per year will be cut and polished in Russia, by Russian craftsmen under the supervision of the Company's experts. The finished gems will be marketed by the Company through its global network. This agreement also serves as a long term off-take arrangement to secure the repayment of $60 million financing for the sale of mining equipment to ARS approved by the Board of Directors of the Export-Import Bank of the United States. The agreement was signed in Moscow in the presence of United States Vice President Al Gore and Russia's Prime Minister Victor Chernomyrdin, who jointly preside over the U.S.-Russia Binational Commission. Together with ARS we are now equipping the new cutting facility that should be operational before the end of 1996. The Export-Import Bank of the United States and ARS are in the process of completing the documentation for the loan facility.

     As Russian society continues on the difficult, courageous, political and economic course it has chosen -- reaffirmed by the outcome of the recent elections -- we continue to examine important opportunities for growth and expansion in Russia.

     Our Company continues to be the marketing agent for Ghana Consolidated Diamond Mines in selling its production of rough diamonds. Unfortunately, the types of diamonds produced in Akwatia and Birim have been greatly affected by the price decline and volatility in the lower end segment of the market. The Government of Ghana is now completing the process of selecting a new mining partner from several candidates.

     Our rough diamond trading center in Belgium is an increasingly important source of revenue and profits. Additional supplies were secured from one of our major suppliers that had previously been curtailed, while the supply of rough diamonds from our buying offices in Africa represent an important area of growth.

     We have completed our first year of operation under the rough buying and export license granted by the Government of Angola. We have deployed a team of exceptionally experienced and proficient technicians in various parts of Angola and the volume of diamonds we are able to purchase continues to grow.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

We are particularly pleased with the wholehearted support and encouragement we are receiving from the highest levels of the Angolan Government as well as its national diamond company, Endiama. We continue to examine new opportunities, as the peace process takes effect and the country turns its attention to economic and social development.

     The Company has entered a joint venture with Trans Hex Group Limited (a South African diamond and industrial minerals company) for mining diamonds on a concession in Namibia which is in the early stages of exploration. Preliminary results look encouraging and the systematic drilling program is going forward under Trans Hex's operational management.

     We continue to review opportunities to strengthen our balance sheet to improve earnings by lowering interest costs, to service sinking fund payments on outstanding Senior Notes, and to provide adequate liquidity to take advantage of the many opportunities we are examining. We have also engaged the services of UBS Securities Inc. to act as our financial advisor.

     We are very proud of the performance of all departments: marketing and sales; strategic planning; manufacturing and polished operations; trading; finance, accounting and information systems; and office services. We are thankful to our personnel, all over the world, for their dedication, commitment and professionalism.

/s/ Maurice Tempelsman           /s/ Leon Tempelsman
    Maurice Tempelsman               Leon Tempelsman
    Chairman of the Board            Vice Chairman and President

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA

- -----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                      1996        1995        1994        1993        1992
- -------------------------------------------------------- --------------------------------------------------------
Net sales                                                $266,321    $178,143    $204,047    $158,075    $151,875
- -----------------------------------------------------------------------------------------------------------------
Income (loss) before income tax provision and
  minority interest                                      $  7,149    $ (1,418)   $  2,803    $   (728)   $ (2,287)
- -----------------------------------------------------------------------------------------------------------------
Net income/(loss)                                        $  7,013    $ (1,153)   $  3,024    $   (903)   $ (2,951)
- -----------------------------------------------------------------------------------------------------------------
Net income/(loss) per share (based on the
  weighted average number of shares)                     $   1.12    $  (0.18)   $   0.49    $  (0.15)   $  (0.48)
- -----------------------------------------------------------------------------------------------------------------
At May 31:
  Total assets                                           $105,066    $ 99,163    $ 93,178    $ 86,452    $ 77,977
- -----------------------------------------------------------------------------------------------------------------
  Long-term debt                                         $ 34,155    $ 26,430    $ 25,715    $ 30,000    $ 30,000
- -----------------------------------------------------------------------------------------------------------------
  Working capital                                        $ 74,069    $ 59,290    $ 52,333    $ 53,011    $ 61,079
- -----------------------------------------------------------------------------------------------------------------
  Stockholders' equity                                   $ 44,870    $ 37,695    $ 38,751    $ 35,671    $ 36,573
- -----------------------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                             NET SALES                               EARNINGS BEFORE INTEREST & TAXES (EBIT)
                            ($MILLIONS)                              ($MILLIONS)

                            [BAR CHART]                              [BAR CHART]


     This discussion and analysis should be read in conjunction with the Selected Financial Data on page 5 and the audited financial statements and related notes of the Company commencing on page 10 of this report. In this discussion, the years '1996', '1995' and '1994' refer to the fiscal years ended May 31, 1996, 1995 and 1994, respectively.

RESULTS OF OPERATIONS

Net Sales
     Net sales in 1996 of $266,321,000 were $88,178,000 or 50% greater than net sales of $178,143,000 in 1995.

     The Company's net revenue from the sale of polished diamonds of $89,968,000 in 1996 was 23% greater than 1995 polished sales. The increase was due to continued growth in the United States market as well as increased volume associated with the Company's cutting and polishing venture with Roskomdragmet (the Russian Government organization responsible for diamond policy) in Russia.

     Rough diamond sales increased 68% to $176,353,000 in 1996. This increase is attributable to continued expansion of the Company's rough buying operations, primarily in Angola, as well as increases in the supply of rough diamonds from the Company's primary supplier during the current year.

     Net sales in 1995 of $178,143,000 were $25,904,000 or 13% less than the net sales of $204,047,000 in 1994.

     The Company's net revenue from the sale of polished diamonds of $73,097,000 in 1995 increased 42% compared to 1994 polished sales of $51,484,000. The increase was a result of increased polished diamond sales in the United States and Pacific Rim due to increased demand and strengthening local economies as well as a stronger market in Japan.

     Rough diamond sales decreased 31% in 1995. This decrease was a result of industry-wide market conditions and reduced supplies of rough diamonds made available from the Company's primary supplier.

Gross Profit
     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 1996 was 16%, an increase of 3 percentage points from the 1995 level of 13%. The increase was due to an improvement in the quality of stones sold as well as an increase in sales of larger stones, which traditionally carry higher margins, as compared to the prior year.

                                     [Logo]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     The gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones, has traditionally been approximately 3%.

     During 1996, the combined gross margin on net sales of both polished diamonds and rough diamonds was 8.5%. This compares to 7.0% in 1995 and 8.0% in 1994.

     Polished Diamond Gross Margin was 13% in 1995, a decrease of 11 percentage points from the 1994 level of 24%. The decrease was primarily due to a non-recurring charge of approximately $1.8 million to write down to market value the Company's small stone polished inventory.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses in 1996 of $11,439,000 increased 10% or $1,053,000 compared with expenses of $10,386,000 in 1995. The increase was attributable to higher compensation, commissions and benefits of $916,000 in the current year as well as additional rent, depreciation and office expenses associated with the overall expansion of the Company's business.

     Selling, general and administrative expenses in 1995 of $10,386,000 increased 6% or $553,000 compared with expenses of $9,833,000 in 1994. The increase was primarily attributable to a non-recoverable insurance claim associated with a theft of polished diamonds.

Interest Expense

     Net  interest expense  was $4,048,000,  $3,489,000 and  $3,747,000 in 1996,
1995 and 1994, respectively. The increase in interest expense in 1996 was due primarily to higher average short-term borrowings of $13,196,000 as compared to $9,186,000 in 1995 and a full year of the higher interest rate charged on the Senior Notes (See Note 6 to the Financial Statements and Liquidity -- Capital Resources below). The decrease in interest expense in 1995 was due to lower average short-term borrowings of $9,186,000 in 1995 as compared to $14,371,000 in 1994.

Income/(Loss) Per Share
     During 1996, 1995 and 1994 income/(loss) per share was computed based on the weighted average number of shares outstanding, including the impact of dilutive stock options during the period. For 1996, income per share was $1.12 as compared to loss per share of ($.18) in 1995 and income per share of $.49 in 1994.

FOREIGN OPERATIONS
     International business represents a major portion of the Company's revenues and profits. All foreign sales are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these activities. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. is the U.S. dollar and this subsidiary was not materially affected by foreign currency translation adjustments during the year.

LIQUIDITY -- CAPITAL RESOURCES
     The Company's working capital at May 31, 1996 was $74,069,000, an increase of $14,779,000 from 1995. This increase was primarily due to the refinancing by the Company of its short-term lines of credit into long-term obligations.

     The Company's working capital at May 31, 1995 was $59,290,000, an increase of $6,957,000 from 1994. This increase was primarily due to the cash investment made by the Botswana Development Corporation in Lazare Kaplan Botswana (Pty) Ltd.

     Net fixed asset additions totaled $1,797,000, $1,578,000 and $1,033,000 in 1996, 1995 and 1994, respectively. In 1996, the fixed asset additions related primarily to diamond equipment to be used in the Company's manufacturing facilities. The fixed asset additions in 1995 and 1994 were primarily attributa-

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)
ble to the construction by the Company of a cutting and polishing factory and a training facility in Botswana. The factory, completed during 1993, is a state-of-the-art facility, using both automated and manual equipment, and currently employs in excess of 500 skilled workers. During 1996, 1995 and 1994, $479,000, $543,000 and $735,000 of fixed assets were placed in service in Botswana, respectively.

     In May 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement provides that the Company may borrow up to $27,500,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) two and one half percent above the London Interbank Offered Rate (LIBOR), or c) two and one-half percent above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. All amounts borrowed under this agreement are due and payable on June 1, 1999. As of May 31, 1996, there was an aggregate balance outstanding of $12,725,000 under the loan agreement. The proceeds of this facility were used to repay a) all amounts outstanding under the Company's short-term lines of credit, b) a long-term promissory note described below in the amount of $5,000,000, which had a maturity date of December 2, 1996, and c) the annual installment of $4,285,000 which was due on May 15, 1996 with respect to the Company's Senior Note obligation. In addition, the Company intends to use the proceeds of this facility for its working capital needs and to fund its future annual installments due under the Senior Note Agreement.

     Through May 14, 1996 the Company had short-term lines of credit with three banks. These loan agreements provided that the Company could borrow up to $19.0 million, in the aggregate. Two of the facilities, in the amounts of $3.0 million and $8.0 million, respectively, carried an interest rate equal to the respective bank's prime rate or one and one-half percent above LIBOR, depending upon the method of borrowing utilized by the Company. The third facility, in the amount of $8.0 million, carried an interest rate of one-eighth of a percent above the bank's prime rate or one and five-eighths percent above LIBOR, depending upon the method of borrowing utilized by the Company. The outstanding balances due under these facilities were repaid in full with the proceeds of the long-term loan described above.

     The Company entered into a long-term promissory note with a bank in the amount of $5,000,000 as of May 31, 1995. The note, which bore interest at the bank's prime rate and had a maturity date of December 2, 1996, was repaid in full with the proceeds of the long-term loan described above.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR. At May 31, 1996, the full amount of this facility had been drawn upon.

     During August 1994, the Company completed its transaction with the Botswana Development Corporation ('BDC') whereby the BDC invested 21.8 million pula (approximately $8.0 million) for an equity position in Lazare Kaplan Botswana
(Pty) Ltd. The investment is in the form of common shares and cumulative, redeemable, non-voting participating preference shares. As a result of this transaction, the Company owns 60% of Lazare Kaplan Botswana (Pty) Ltd., the BDC owns 34.9% and the Government of Botswana owns 5.1%.

     In May 1991, the Company, through a private placement, issued $30,000,000 of 9.97% Senior Notes, due May 15, 2001. These Senior Notes were amended on December 1, 1992 to revise the consolidated fixed charge ratio and increase the interest rate to 10.47% through August 31, 1994. On August 25, 1995, these Senior Notes were again amended to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarters ended February 28, 1995 and May 31, 1995, to revise the consolidated fixed charge ratio for all subsequent measurement periods through the quarter ending May 31, 1996, and to increase the interest rate

                                     [Logo]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

to 10.97% retroactively from March 1, 1995 through May 31, 1996. Beginning June 1, 1996 the interest rate on the Senior Notes reverted to the original lower rate of 9.97%.

     Management believes the Company has the ability to meet its current and anticipated financing needs.

     On July 16, 1996, the Company announced that it had signed a ten year agreement with AK Almazi Rossii Sakha (ARS) of Russia for the cutting/polishing and marketing of large rough gem diamonds. Under the terms of the agreement, the Company will immediately begin to equip and manage a diamond cutting factory within the ARS facility in Moscow to be staffed by Russian technicians. ARS will supply a minimum of $45 million per year of large rough gem diamonds for processing at this facility. The Company will sell the resulting polished gem stones through its worldwide distribution network. The net profit from the sale of these polished gems will be shared with ARS. This agreement will serve as a long-term off-take arrangement to secure the repayment of the $60 million financing received by ARS and guaranteed by the Export-Import Bank of the United States for the purchase by ARS of U.S. manufactured mining equipment which will be used by ARS to increase production in its diamond mines.

     Stockholders' equity was $44,870,000 at May 31, 1996, $37,695,000 at May 31, 1995 and $38,751,000 at May 31, 1994. The increase in 1996 was attributable to the net income earned during the year. The decrease in 1995 was attributable to the net loss incurred. The increase in 1994 was attributable to the net income earned during the period. Stockholders received no dividends in 1996, 1995 or 1994.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Year Ended May 31,
- ------------------------------------------------------------------------------------------------------------------
 (In thousands, except per share data)                                          1996          1995          1994
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Net sales (Note 1)                                                          $  266,321    $  178,143    $  204,047
Cost of sales (Note 1)                                                         243,685       165,686       187,664
- ------------------------------------------------------------------------------------------------------------------
                                                                                22,636        12,457        16,383
- ------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    11,439        10,386         9,833
Interest expense, net of interest income                                         4,048         3,489         3,747
- ------------------------------------------------------------------------------------------------------------------
                                                                                15,487        13,875        13,580
- ------------------------------------------------------------------------------------------------------------------
Income/(loss) before income tax provision and minority interest                  7,149        (1,418)        2,803
Income tax provision (Notes 1 and 3)                                               459           214           118
- ------------------------------------------------------------------------------------------------------------------
Income/(loss) before minority interest                                           6,690        (1,632)        2,685
Minority interest in loss of consolidated subsidiary                               323           479           339
- ------------------------------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                                           $    7,013    $   (1,153)   $    3,024
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
NET INCOME/(LOSS) PER SHARE (NOTE 1)                                        $     1.12    $    (0.18)   $     0.49
- ------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Weighted average number of shares                                            6,288,157     6,309,071     6,226,708
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

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Additional                    Total
                                                                    Common     Paid-in      Retained    Stockholders'
(In thousands)                                                      Stock      Capital      Earnings       Equity
- ---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------
Balance, May 31, 1993                                               $6,122     $ 25,837     $ 3,712        $35,671
Net Income                                                            -           -           3,024          3,024
Exercise of Stock Options, 9,426 shares issued                          9            47        -                56
- ---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1994                                               6,131        25,884       6,736         38,751
Net Loss                                                              -           -          (1,153 )       (1,153)
Exercise of Stock Options, 16,702 shares issued                        17            80        -                97
- ---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1995                                               6,148        25,964       5,583         37,695
Net Income                                                            -           -           7,013          7,013
Exercise of Stock Options, 28,617 shares issued                        28           134        -               162
- ---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1996                                               $6,176     $ 26,098     $12,596        $44,870
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

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                       May 31,
- -------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                     1996       1995
- --------------------------------------------------------------------------------------------------------------------
                                                                                                 -------------------
ASSETS
CURRENT ASSETS:
  Cash                                                                                           $    905    $ 2,532
  Accounts receivable, less allowance for doubtful accounts ($281 and $220 in 1996 and 1995,
     respectively)                                                                                 25,493     22,302
  Inventories (Note 1):
       Rough stones                                                                                 9,320     11,928
       Polished stones                                                                             46,979     43,806
                                                                                                 -------------------
          Total inventories                                                                        56,299     55,734
                                                                                                 -------------------
Prepaid expenses and other current assets                                                          10,142      6,166
- --------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                                     92,839     86,734
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 2)                                                  7,198      6,704
OTHER ASSETS                                                                                        5,029      5,725
- --------------------------------------------------------------------------------------------------------------------
                                                                                                 $105,066    $99,163
- --------------------------------------------------------------------------------------------------------------------
                                                                                                 -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities (Notes 1 and 4)                                 $ 15,770    $16,034
  Notes payable -- other (Note 5)                                                                   3,000      3,000
  Notes payable -- banks (Note 5)                                                                   -          4,125
  Current portion of long-term debt (Note 6)                                                        -          4,285
- --------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                                18,770     27,444
SENIOR NOTES AND OTHER LONG-TERM DEBT (Notes 5 and 6)                                              34,155     26,430
- --------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                                                        52,925     53,874
- --------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST (Notes 1 and 7)                                                                   7,271      7,594
STOCKHOLDERS' EQUITY (Note 8)
  Common stock, par value $1 per share:
     Authorized, 10,000,000 shares
     Outstanding, 6,176,425, 1996 and 6,147,808, 1995                                               6,176      6,148
  Additional paid-in capital                                                                       26,098     25,964
  Retained earnings                                                                                12,596      5,583
- --------------------------------------------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                               44,870     37,695
- --------------------------------------------------------------------------------------------------------------------
                                                                                                 $105,066    $99,163
- --------------------------------------------------------------------------------------------------------------------
                                                                                                 -------------------

See notes to consolidated financial statements.

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended May 31,
- ---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                            1996       1995      1994
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)                                                                        $ 7,013    ($1,153)  $ 3,024
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
     Depreciation and amortization                                                         2,234     1,924      1,899
     Provision for uncollectible accounts                                                     70        70        170
     Minority interest in loss of consolidated subsidiary                                   (323)     (479)      (339)
     Gain on sale of fixed assets                                                            (54)      (43)      -
(Increase)/decrease in assets and increase/(decrease) in liabilities:
     Accounts receivable                                                                  (3,261)      828     (3,211)
     Inventories                                                                            (565)   (2,248)    (4,993)
     Prepaid expenses and other current assets                                            (3,976)   (2,911)       803
     Other assets                                                                           (403)     (488)      -
     Accounts payable and other current liabilities                                         (264)    4,697      3,029
                                                                                         ----------------------------
Net cash provided by operating activities                                                    471       197        382
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of fixed assets                                                           222        79       -
Capital expenditures                                                                      (1,797)   (1,578)      (972)
                                                                                         ----------------------------
Net cash used in investing activities                                                     (1,575)   (1,499)      (972)
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in minority interest                                                               -        7,883       -
(Decrease)/increase in short-term borrowings                                              (8,410)   (5,775)       895
Increase in long-term borrowings                                                           7,725       715       -
Proceeds from exercise of stock options                                                      162        97         56
                                                                                         ----------------------------
Net cash (used in)/provided by financing activities                                         (523)    2,920        951
- ---------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash                                                           (1,627)    1,618        361
Cash at beginning of year                                                                  2,532       914        553
                                                                                         ----------------------------
Cash at end of year                                                                      $   905    $2,532    $   914
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                                                 $ 4,183    $3,737    $ 4,003
Income taxes                                                                                 407       314        239
- ---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:
Capitalized Leases                                                                          -         -       $    61
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

1. ACCOUNTING POLICIES
- ---------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting, polishing and selling of diamonds and the trading of uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned except for Lazare Kaplan Botswana (Pty) Ltd., which was owned 60% by the Company at May 31, 1996 and 1995 and 85% by the Company at May 31, 1994. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. All material intercompany balances and transactions have been eliminated.

b. Sales and accounts receivable
     The Company's net sales to customers in each of the following regions for the years ended May 31, 1996, 1995 and 1994 are set forth below:

                               1996    1995    1994
- ---------------------------------------------------
                               --------------------

United States                   23%     25%     16%
Far East                         8%     13%      6%
Europe, Israel & other          69%     62%     78%
- ---------------------------------------------------
                               100%    100%    100%
- ---------------------------------------------------
                               --------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 1996, 1995 and 1994. The Company generally does not require collateral on its receivables.

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

g. Income taxes
     The Company provides for deferred income taxes in accordance with Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes', whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(b) operating loss carryforwards.

     The Company and its domestic subsidiaries file a consolidated income tax return. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

     There  were  no  taxable  dividends  paid  to  the  Company  from   foreign
subsidiaries during 1996.

h. Net income/(loss) per share
     Net income/(loss) per share is computed based on the weighted average number of shares outstanding

                                     [Logo]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994
including the impact of dilutive stock options during each period.

i. Risks and Uncertainties

     The Company's business is dependent upon the availability of rough diamonds. Approximately 75% of the world's diamond output is controlled by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been the Company's major supplier of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments over which it has no control.

     Further, through its control of the world's diamond output, DeBeers can exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could adversely affect the Company in terms of inventory losses and lower margins.

j. Stock Option Incentive Plan

     The Company accounts for its incentive stock options under the provisions of Accounting Principles Board No. 25 'Accounting for Stock Issued to Employees' and intends to continue to do so.

2. PROPERTY, PLANT AND EQUIPMENT
- ---------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                         May 31,
- -----------------------------------------------------
                                     1996       1995
- -----------------------------------------------------
                                    -----------------

Land and buildings                  $ 4,710    $4,170
Leasehold improvements                1,812     1,139
Machinery, tools and equipment        5,322     5,064
Furniture and fixtures                1,242     1,656
Computer installation                 2,311     2,225
Construction in progress                364      -
- -----------------------------------------------------
                                     15,761    14,254
Less accumulated depreciation and
  amortization                        8,563     7,550
- -----------------------------------------------------
                                    $ 7,198    $6,704
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

     Depreciation expense for 1996, 1995 and 1994 was $1,135,000, $1,088,000 and
$1,094,000, respectively.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

3. INCOME TAXES
- ---------------------------------------------------------

     The items comprising the Company's net deferred tax liabilities are as follows (in thousands):

                                       May 31,
- -----------------------------------------------------
                                   1996        1995
- -----------------------------------------------------
                                 --------------------

Deferred tax assets:
  Operating loss and other
     carryforwards               $  9,500    $ 13,200
  Other                               500         400
Deferred tax liabilities:
  Depreciation                        600       1,100
- -----------------------------------------------------
                                    9,400      12,500
Less: Valuation allowance          (9,400)    (12,500)
- -----------------------------------------------------
Net deferred tax liabilities     $      0    $      0
- -----------------------------------------------------
                                 --------------------

     The income tax provision is comprised of the following (in thousands):

                                  Year ended May 31,
- ------------------------------------------------------
                                 1996     1995    1994
- ------------------------------------------------------
                                 ---------------------

Current:
Federal                          $ 158    $-      $ 68
State and local                    143      40     185
Foreign                            158     174      70
- ------------------------------------------------------
                                   459     214     323
- ------------------------------------------------------
Deferred:
Federal                            -       -       (68)
State and local                    -       -      (137)
- ------------------------------------------------------
                                   -       -      (205)
- ------------------------------------------------------
                                 $ 459    $214    $118
- ------------------------------------------------------
                                 ---------------------

     Income/(loss) before income taxes from the Company's domestic and foreign operations was $7,742,000 and ($593,000), respectively for the year ended May 31, 1996.

     The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

- ------------------------------------------------------
                            1996      1995      1994
- ------------------------------------------------------
                           ---------------------------

Tax provision (benefit)
  at statutory rate        $ 2,430    $(482)   $   953
(Decrease)/increase in
  taxes resulting from:
  Differential
     attributable to
     foreign operations        374      502        764
  State and local taxes,
     net of Federal
     benefit                    94       26         48
  Net operating loss
     carryforward
     arising in current
     year not resulting
     in current benefit       -         168       -
  Utilization of net
     operating loss
     carryforwards          (2,439)     -       (1,647)
- ------------------------------------------------------
Actual tax provision       $   459    $ 214    $   118
- ------------------------------------------------------
                           ---------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                     Net
                                               operating
Year                                              losses
- --------------------------------------------------------
                                               ---------

1998                                            $ 4,100
1999                                              4,200
2000                                              4,300
2001                                              3,500
2002                                                500
2007                                              1,000
2008                                              1,500
2010                                                400
- --------------------------------------------------------
                                                $19,500
- --------------------------------------------------------
                                               ---------

                                     [Logo]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $22,500,000 each, expiring from 1998 to 2008. The Company has Puerto Rico net operating loss carryforwards of approximately $3,500,000 expiring from 1997 through 2002 and Botswana net operating loss carryforwards of approximately $3,400,000 expiring from 1998 through 2000.

4. ACCOUNTS PAYABLE AND OTHER
   CURRENT LIABILITIES
- ---------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                                     1996       1995
- -----------------------------------------------------
                                    -----------------

Accounts payable                    $ 7,861    $5,377
Accrued expenses and income taxes     7,909    10,657
- -----------------------------------------------------
                                    $15,770    $16,034
- -----------------------------------------------------
                                    -----------------

5. LINES OF CREDIT
- ---------------------------------------------------------

     On May 14, 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement provides that the Company may borrow up to $27,500,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate (which was 8.25% on May 31, 1996), b) two and one half percent above the London Interbank Offered Rate (LIBOR), or c) two and one-half percent above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. All amounts borrowed under this agreement are due and payable on June 1, 1999. As of May 31, 1996, there was an aggregate balance outstanding of $12,725,000 under this loan agreement. The proceeds of this facility were used to repay a) all amounts outstanding under the Company's short-term lines of credit, b) a long-term promissory note in the amount of $5,000,000, which had a maturity date of December 2, 1996, and c) the annual installment of $4,285,000 which was due on May 15, 1996 with respect to the Company's Senior Note obligation. In addition, the Company intends to use the proceeds of this facility for its working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends.

     Through May 14, 1996, the Company had unsecured lines of credit with three banks. These loan agreements provided that the Company could borrow up to $19.0 million, in the aggregate. Two of the facilities, in amounts of $3.0 million and $8.0 million, carried an interest rate equal to the respective bank's prime rate or one and one-half percent above LIBOR, depending upon the method of borrowing utilized by the Company. The third facility, in the amount of $8.0 million, carried an interest rate of one-eighth of a percent above the bank's prime rate, or one and five-eighths percent above LIBOR depending upon the method of borrowing utilized by the Company. The outstanding balances due under these facilities were repaid in full with the proceeds of the long-term revolving loan described above. As of May 31, 1995 there was an aggregate balance outstanding on these facilities of $4,125,000. The weighted average interest rate during 1996 and 1995 on the Company's revolving loan and lines of credit was 7.83% and 8.12%, respectively.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR (which was 6.31% on June 12). At May 31, 1996, the full amount of this facility had been drawn upon. The weighted average interest rate during 1996 and 1995 on this facility was 6.47% and 6.20%, respectively.

6. SENIOR NOTES AND OTHER LONG-TERM DEBT
- ---------------------------------------------------------

     In May, 1991 the Company, through a private placement, issued $30,000,000 of unsecured 9.97% Senior Notes, due May 15, 2001. Interest is payable semi-annually every May 15 and November 15.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994
Repayments of $4,285,000 annually commenced on May 15, 1995 and end in 2000 with the remaining principal of $4,290,000 payable on May 15, 2001.

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

     On December 1, 1992, the Senior Notes were amended to revise the consolidated fixed charge ratio and increase the interest rate to 10.47% through August 31, 1994. On August 25, 1995, these Senior Notes were again amended to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarters ended February 28, 1995 and May 31, 1995, to revise the consolidated fixed charge ratio for all subsequent measurement periods through the quarter ending May 31, 1996, and to increase the interest rate to 10.97% retroactively from March 1, 1995 through May 31, 1996. Beginning June 1, 1996 the interest rate on the Senior Notes reverted to the original lower rate of 9.97%.

     On May 31, 1995 the Company entered into a long-term promissory note with a bank in the amount of $5,000,000. The note, which bore interest at the bank's prime rate and had a maturity date of December 2, 1996, was repaid in full with the proceeds of the long-term revolving loan described above.

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

8. STOCK OPTION INCENTIVE PLAN
- ---------------------------------------------------------

     A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the 'Plan'). The Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

     The purchase price of each share of common stock subject to an incentive option under the Plan is not to be less than 100 percent of the fair market value of the stock on the day preceding the day the option is granted (110 percent for 10 percent beneficial owners). The Compensation Committee determines the period or periods of time during which an option may be exercised by the participant and the number of shares as to which the option is exercisable during such period or periods, provided that the option period shall not extend beyond ten years (five years in the case of 10 percent beneficial owners) from the date the option is granted.

                                     [Logo]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

     A summary of the Plan's activity for each of the three years in the period ended May 31, 1996 is as follows:

                             Number
                            of shares     Option price
- -------------------------------------------------------
                            ---------------------------

Outstanding -- June 1,
  1993                       520,533     $5.000-$ 7.625
Options issued               101,750     $6.000-$ 8.387
Options exercised            (11,434 )   $5.000-$ 8.000
Options canceled             (10,601 )   $5.125-$ 7.625
- -------------------------------------------------------
Outstanding -- May 31,
  1994                       600,248     $5.000-$ 8.387
Options issued                28,750     $8.500-$ 9.350
Options exercised            (34,231 )   $5.000-$ 7.625
Options canceled              (4,618 )   $6.000-$ 7.625
- -------------------------------------------------------
Outstanding -- May 31,
  1995                       590,149     $5.000-$ 9.350
Options surrendered         (115,300 )   $7.625-$ 9.350
Options re-issued            115,300     $6.375-$7.0125
Options exercised            (39,751 )   $5.000-$ 7.625
- -------------------------------------------------------
Outstanding -- May 31,
  1996                       550,398     $5.000-$ 7.625
- -------------------------------------------------------
                            ---------------------------
Exercisable options          433,698
- -------------------------------------------------------
                            ---------

9. COMMITMENTS AND CONTINGENCIES
- ---------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 1996 (in thousands):

                                               Operating
Year                                              leases
- --------------------------------------------------------
                                               ---------

1997                                            $    559
1998                                                 429
1999                                                 360
2000                                                 326
2001                                                 326
Thereafter                                           744
- --------------------------------------------------------
                                                $  2,744
- --------------------------------------------------------
                                               ---------

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges for the years ended May 31, 1996, 1995 and 1994, was approximately $584,000, 549,000 and $565,000, respectively.

10. PROFIT SHARING PLAN
- ---------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for that fiscal year exceed $3,500,000. The Company did not make matching contributions for calendar years 1995, 1994 or 1993.

11. GEOGRAPHIC SEGMENT INFORMATION
- ---------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 1996 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

                                                               UNITED                            ELIMI-     CONSOLI-
                                                               STATES     EUROPE     AFRICA     NATIONS      DATED
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------

Year ended May 31, 1996
Net sales to unaffiliated customers                           $175,032    $69,544    $21,745    $  -        $266,321
Transfers between geographic areas                              20,470     12,057     20,337     (52,864)      -
                                                              ------------------------------------------------------
      Total revenue                                           $195,502    $81,601    $42,082    $(52,864)   $266,321
                                                              ------------------------------------------------------
Gross profit                                                  $ 20,798    $   703    $ 4,511    $ (3,376)   $ 22,636
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  6,988    $   262    $  (886)   $    785    $  7,149
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1996                           $ 97,935    $13,150    $26,192    $(32,211)   $105,066
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1995
Net sales to unaffiliated customers                           $123,322    $49,684    $ 5,137    $  -        $178,143
Transfers between geographic areas                              22,196     16,679     22,810     (61,685)      -
                                                              ------------------------------------------------------
      Total revenue                                           $145,518    $66,363    $27,947    $(61,685)   $178,143
                                                              ------------------------------------------------------
Gross profit                                                  $ 11,866    $   561    $ 6,259    $ (6,229)   $ 12,457
                                                              ------------------------------------------------------
(Loss)/income before income tax provision and minority
  interest                                                    $   (495)   $   100    $  (615)   $   (408)   $ (1,418)
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1995                           $ 91,980    $11,536    $23,552    $(27,905)   $ 99,163
- --------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1994
Net sales to unaffiliated customers                           $130,070    $73,921    $    56    $  -        $204,047
Transfers between geographic areas                              22,092     13,984      8,737     (44,813)      -
                                                              ------------------------------------------------------
      Total revenue                                           $152,162    $87,905    $ 8,793    $(44,813)   $204,047
                                                              ------------------------------------------------------
Gross profit                                                  $ 15,663    $   772    $    85    $   (137)   $ 16,383
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  4,990    $   420    $(2,461)   $   (146)   $  2,803
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1994                           $ 92,628    $ 8,386    $20,374    $(28,210)   $ 93,178
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

                                     [LOGO]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended May 31, 1994 were audited by other auditors whose report dated July 13, 1994 (August 31, 1994 as to Note 11) expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP


July 9, 1996
New York, New York

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS                      DIRECTORS AND OFFICERS                  REGISTRAR AND TRANSFER AGENT
529 Fifth Avenue                            Maurice Tempelsman                      ChaseMellon Shareholder Services
New York, New York 10017                    Director;                               P.O. Box 444
Telephone (212) 972-9700                    Chairman of the Board                   Pittsburgh, PA 15230
SUBSIDIARIES                                Leon Tempelsman                         COUNSEL
Lazare Kaplan (Sierra Leone) Limited        Director;                               Warshaw Burstein Cohen
Lazare Kaplan Japan Inc.                    Vice Chairman of the Board              Schlesinger & Kuh, LLP
Lazare Kaplan Belgium, N.V.                 and President                           555 Fifth Avenue
Lazare Kaplan Europe Inc.                   George R. Kaplan                        New York, New York 10017
Lazare Kaplan Africa Inc.                   Director;                               INDEPENDENT AUDITORS
Lazare Kaplan Botswana (Pty) Limited        Vice Chairman of the Board              Ernst & Young LLP
Lazare Kaplan Ghana Ltd.                    Michael W. Butterwick                   787 Seventh Avenue
Lazare Kaplan (Bermuda) Ltd.                Director;                               New York, New York 10019
Kaplan Offshore Trading Limited             Business Consultant
Supreme Gems N.V.                           Lucien Burstein
Lazare Kaplan Belgium Jewelry N.V.          Director;
LK Enterprises Inc.                         Secretary
RCS, Inc.                                   Partner
Lazare Kaplan (Russia) Inc.                 Warshaw Burstein Cohen
                                            Schlesinger & Kuh, LLP
                                            (attorneys)
                                            Myer Feldman
                                            Director;
                                            Partner
                                            Ginsburg, Feldman and Bress,
                                            Chartered (attorneys)
                                            Sheldon L. Ginsberg
                                            Director;
                                            Executive Vice President and
                                            Chief Financial Officer
                                            Robert Speisman
                                            Director;
                                            Vice President - Sales

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