Form 10-K405, Exhibit 13
period 1997-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 1997-08-28
CIK 202375

                       LAZARE KAPLAN INTERNATIONAL INC.


     [Front cover contains a photograph of the side view of an ideal cut diamond containing a circle in the center which depicts a magnified portion of the outer perimeter (i.e. girdle) of the diamond. Within the circle is the Lazare Kaplan logo and a six-digit identification number.]





                                  [LOGO]

             The leader in ideal cut diamonds for over 90 years.


                            1997 ANNUAL REPORT

Cover photo: Each Lazare Diamond'r' is inscribed with the Company's logo and identification number using the Company's unique laser inscription process, thus authenticating the diamond as a Lazare Diamond. The Company holds a domestic patent and several international patents for this process.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              LAZARE KAPLAN INTERNATIONAL INC. 1997 ANNUAL REPORT

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name 'Lazare Diamonds'r''. Diamonds, whatever their size, cut and polished by Lazare Kaplan craftsmen are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds. These stones are sold through wholesalers and distributors and, to a growing extent, through Lazare Kaplan's traditional channels of distribution. Lazare Kaplan is also engaged in the trading of uncut rough diamonds.

AMERICAN STOCK EXCHANGE
The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

FORM 10-K
Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 1997 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Ms. James, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

ANNUAL MEETING
November 5, 1997
10 A.M.
The Cornell Club
Six East 44th Street
Fifth Floor, Room AB
New York, New York 10017

MARKET PRICES OF COMMON
STOCK BY FISCAL QUARTER
-------------------------------------

                  FISCAL 1997
                ---------------
                HIGH        LOW
-------------------------------
FIRST           16 1/2      12 1/2
SECOND          21 7/8      16 1/2
THIRD           19 3/8      16 5/8
FOURTH          18 3/8      13 1/4
-------------------------------

                 Fiscal 1996
              -----------------
              High          Low
-------------------------------
First          7 7/8        6 1/2
Second         7 9/16       6 1/8
Third          9            6 3/4
Fourth        14 3/4        7 5/8
-------------------------------

As of July 31, 1997 there were 219 stockholders of record of the 8,407,121 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held a aggregate of 4,622,101 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 600 beneficial holders.

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              TO OUR SHAREHOLDERS:

     Fiscal year 1997 was an encouraging year for the Company. Record earnings, continued growth in its core business, and a stronger balance sheet are some of the highlights of last year's outstanding performance. Management is heartened by the Company's growth in profitability and the strategic deployment of its human and material resources, that enable it to benefit from the many opportunities presented by the growing momentum of the structural changes taking place in the diamond industry.

     Net revenue in fiscal year 1997 was $259,797,000 compared to $266,321,000 in fiscal year 1996. Net profit was $11,482,000 compared to $7,013,000 in 1996. The net revenue reflected a decline in rough trading and an increase in sales of polished stones.

     Demand for polished diamonds continued to grow in the United States market, driven by a robust economy and the consumer's ability and willingness to spend discretionary funds. The trend towards quality awareness is a healthy development for consumers who seek value over price, as well as for the Company, as it continues its tradition of striving to achieve leadership in the quality segment of the market. Recent industry publications have described the remarkable growth in demand for ideal cut diamonds. Lazare Diamonds'r' are the preeminent product in this field, and the Company is receiving recognition for its advocacy of quality in product, service and integrity in consumer education and product presentation. The Company expects and welcomes more competition, as it deploys its unique resources to increase its share of a growing market sector.

     The Japanese economy, slow to recover from its long recession, appears to have stabilized. In February 1997, the Company and Seiko Corporation, the largest watch and jewelry manufacturer in Japan, launched the exclusive distribution campaign to market Lazare Diamonds through Seiko's extensive nationwide select jewelry outlets. Our distributor of long-standing, Aiwa Co., Ltd., greatly assisted in implementing this important new relationship that should lead to greater market share in the quality conscious Japanese market. At the same time we are strengthening our relationship with Aiwa Co., Ltd. to meet the challenge and opportunities of the changing Japanese diamond market.

     We continue to explore new opportunities in the Pacific Rim region as we build on our well established distribution channels. The region is quality diamond oriented, and the growing economies of the different nations create discretionary spending availability that opens new markets for diamonds in general, and for quality diamonds in particular. Our marketing department is alert to new opportunities for the distribution of Lazare Diamonds in the Pacific Rim region as well as in other parts of the world. We intend to pursue these with active marketing programs and new distribution outlets when the circumstances warrant.

     Our Puerto Rico manufacturing facility continues to be the premier producer of ideal cut diamonds in the world. The decades of craftsmanship inculcated in our talented work force, enhanced by the latest state of the art technology, enables the Company to meet its demanding quality control and service requirements and to maintain its leadership position.

     The Government of Botswana continues to be very supportive of our state of the art manufacturing facility, in which the Botswana Development Corporation and the Government of Botswana hold a 40% shareholding. The 500 local employees' performance continues to be outstanding, showing steady improvement in skill and productivity. The line of ideal cut melees produced has been well received by the market and we have been successful in opening new users on a global basis. The plant is now ready to cut and polish large sizes. The Government of Botswana has indicated that it is ready to find a resolution to the rough supply problem.

     The Government of the Russian Federation has undertaken an exhaustive review of the entire Russian diamond industry, ranging from an examination of profit and product sharing between the regional and the central government, the relationship of the producing Company and the stockpile authority, and an evaluation of the domestic cutting industry and its potential. The review was started at the end of last year, and since that time no export of rough or polished diamonds has been authorized. President Yeltsin recently issued a Presidential Decree and the

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Russian Government is promulgating regulations that will govern the Russian diamond industry in the coming years to enable Russia, as a major producer, to achieve its full potential in the global diamond industry. The new legislation sets Russia's future course as one of the major rough diamond producers, attaches high priority to the growth and well being of the domestic cutting industry, and presents new opportunities for the Company in conjunction with the two important organizations with whom it has existing cooperation agreements. We are in the process of jointly examining the implementation and expansion of these areas of opportunity. Shipments of polished diamonds from the factory operated in Moscow under our cooperation agreement with Roskomdragmet (now called Gokhran, the successor agency) have been delayed during the Russian Government's extensive review of the industry. Our second cutting facility in Moscow under the cooperation agreement with the major Russian mining company, Almazi Rossii Sakha, is now operational. The equipment is in place, workers have been hired, rough supply has been secured, and some large polished diamonds have been produced. Production is being increased to reach the $45 million per annum level called for under the terms of our agreement. We expect exports to begin shortly under the terms of the Export-Import Bank loan facility to Almazi Rossii Sakha. The Company provides the off-take of the finished large diamonds and will market them through its global distribution network.

     Rough diamond trading continues to be an important profit center for the Company as well as a source of raw material for the Company's polishing operations. Although our rough trading volume fell by 7% which was caused by decreased supplies of better quality, larger stones from DeBeers, our Belgian trading center completed another successful year of operation and is expanding its capacity to market an increased volume of rough stones in an orderly and profitable fashion.

     The joint venture with Trans Hex International Limited to explore and mine diamonds in Namibia shows early promising results. Trans Hex, which has considerable experience in developing alluvial deposits along the Orange River, will shortly begin a bulk sampling program. Trans Hex, a public company listed on the Toronto and Johannesburg Stock Exchanges, recently announced higher estimates of potentially diamondiferous gravel on the concession area.

     Our rough buying operation in Angola, operating with Endiama (the Government Diamond Corporation) under one of the three officially sanctioned buying and export licenses, completed another successful year. New buying offices, staffed by technically skilled, market oriented technicians, enabled us to increase the volume of diamonds purchased and sold. The first deliveries of diamonds under the cutting and polishing agreement signed in July 1996 have begun and we expect increased momentum in the coming months. Angola is one of the largest producers of fine quality rough diamonds and the Company is actively exploring new opportunities, as peace returns to Angola and attention is devoted to much needed economic development.

     In order to pursue with persistence and realism the many opportunities that the Company sees in this period of structural change in all phases of the diamond industry, management, in consultation with the Company's investment advisors, UBS Securities LLC, successfully placed a secondary public offering of 2,130,000 shares of common stock. The offering, co-managed by UBS Securities LLC and Furman Selz, was fully subscribed. In addition, the Company negotiated a new $40 million five year revolving credit facility with its commercial bankers at a more competitive rate of interest.

     We congratulate our dedicated and committed staff all over the world for a great performance during the fiscal year just ended. There are new challenges and opportunities ahead and we feel confident that the Company is well positioned to meet them and to translate them into profitable growth.

/s/ Maurice Tempelsman        /s/ Leon Tempelsman
Maurice Tempelsman            Leon Tempelsman
Chairman of the Board         Vice Chairman and President

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                      1997        1996        1995        1994        1993
-------------------------------------------------------- --------------------------------------------------------
Net sales                                                $259,797    $266,321    $178,143    $204,047    $158,075
-----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income
  tax provision and minority interest                    $  8,248    $  7,149    $ (1,418)   $  2,803    $   (728)
-----------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations                 $ 12,100    $  7,013    $ (1,153)   $  3,024    $   (903)
-----------------------------------------------------------------------------------------------------------------
Net income/(loss)                                        $ 11,482    $  7,013    $ (1,153)   $  3,024    $   (903)
-----------------------------------------------------------------------------------------------------------------
Income/(loss) per share from continuing
  operations (based on the weighted average
  number of shares)                                      $   1.61*   $   1.12    $  (0.18)   $   0.49    $  (0.15)
-----------------------------------------------------------------------------------------------------------------
Net income/(loss) per share (based on the
  weighted average number of shares)                     $   1.53*   $   1.12    $  (0.18)   $   0.49    $  (0.15)
-----------------------------------------------------------------------------------------------------------------
At May 31:
  Total assets                                           $130,079    $105,066    $ 99,163    $ 93,178    $ 86,452
-----------------------------------------------------------------------------------------------------------------
  Long-term debt                                         $ 17,145    $ 34,155    $ 26,430    $ 25,715    $ 30,000
-----------------------------------------------------------------------------------------------------------------
  Working capital                                        $105,291    $ 74,069    $ 59,290    $ 52,333    $ 53,011
-----------------------------------------------------------------------------------------------------------------
  Stockholders' equity                                   $ 90,544    $ 44,870    $ 37,695    $ 38,751    $ 35,671
-----------------------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

* Reflects the impact of the issuance of 2,130,000 additional shares of common stock during 1997.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                   NET SALES
                                  ($MILLIONS)

                                   [GRAPHIC]



                               NET INCOME (LOSS)
                                  ($MILLIONS)

                                   [GRAPHIC]


     This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in 'Liquidity - Capital Resources' and in Item
1 -- 'Description of Business' and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

     This discussion and analysis should be read in conjunction with the Selected Financial Data on page 4 and the audited consolidated financial statements and related notes of the Company commencing on page 10 of this report. In this discussion, the years '1997', '1996' and '1995' refer to the fiscal years ended May 31, 1997, 1996 and 1995, respectively.

RESULTS OF OPERATIONS
Net Sales
     Net sales in 1997 of $259,797,000 were $6,524,000 or 2% lower than net sales of $266,321,000 in 1996.

     The Company's net revenue from the sale of polished diamonds of $95,154,000 in 1997 was 6% greater than 1996 polished sales. The increase was due to continued growth in the United States market as well as increased volume in Southeast Asia. The increase in 1997 was partially offset by a decrease in sales of polished stones produced at the Company's facility in Russia. Due to internal Russian Government delays, there have been no diamonds officially exported from Russia since the beginning of calendar 1997, therefore the Company has not received any shipment of polished diamonds produced at its facility since November 1996. The Company believes that once the new Presidential Decree and government procedures are issued, which will facilitate trade and export of polished diamonds, it will recapture lost sales once these polished diamonds are exported.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

     Rough diamond sales decreased 7% to $164,643,000 in 1997. This decrease was attributable to lower overall sales of better quality rough diamonds to the marketplace by the Company's primary rough diamond supplier during the second half of the year thereby reducing the volume of rough stones available for trading. Additionally, due to the unstable current political situation, the Company stopped its rough diamond buying operation in the Republic of the Congo (formerly Zaire).

     Net sales in 1996 of $266,321,000 were $88,178,000 or 50% greater than the net sales of $178,143,000 in 1995.

     The Company's net revenue from the sale of polished diamonds of $89,968,000 in 1996 increased 23% compared to 1995 polished sales of $73,097,000. The increase was due to continued growth in the United States market as well as increased volume associated with the Company's cutting and polishing venture in Russia with the Russian Government organization responsible for diamond policy.

     Rough diamond sales increased 68% in 1996. This increase was attributable to continued expansion of the Company's rough buying operations, primarily in Angola, as well as increases in the supply of rough diamonds from the Company's primary supplier during 1996.

Gross Profit

     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 1997 was 17%, an increase of one percentage point from the 1996 level of 16%.

     The gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones, has traditionally been approximately 3%.

     During 1997, the combined gross margin on net sales of both polished diamonds and rough diamonds was 9.1%. This compares to 8.5% in 1996 and 7.0% in 1995.

     Polished Diamond Gross Margin for 1996 was 16%, an increase of 3 percentage points from the 1995 level of 13%. The increase was due to an improvement in the quality of stones sold as well as an increase in sales of larger stones, which traditionally carry higher margins, as compared to the prior year.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses in 1997 of $12,366,000 (4.8% of net sales) increased 8% or $927,000 compared with expenses of $11,439,000 (4.3% of net sales) in 1996. The increase was attributable to increases in legal and consulting services associated with the evaluation of expansion opportunities in the current year.

     Selling, general and administrative expenses in 1996 of $11,439,000 (4.3% of net sales) increased 10% or $1,053,000 compared with expenses of $10,386,000 (5.8% of net sales) in 1995. The increase was attributable to higher compensation, commissions and benefits of $916,000 in the current year as well as additional rent, depreciation and office expenses associated with the overall expansion of the Company's business.

Interest Expense
     Net interest expense was $3,112,000, $4,048,000 and $3,489,000 in 1997,
1996 and 1995, respectively. The decrease in 1997 was primarily due to a decrease in interest expense of $750,000 related to both the reduction in the interest rate charged and the reduction of the outstanding balance of the Company's Senior Notes combined with an increase in interest income earned during the year. During 1997, the Company completed a secondary offering of its common stock and used a portion of the proceeds from

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

the offering to repay its revolving bank loan and invested the balance of the proceeds in a money market fund. The increase in interest expense in 1996 was due primarily to higher average short-term borrowings of $13,196,000 as compared to $9,186,000 in 1995 and a full year of the higher interest rate charged on the Senior Notes (See Note 6 to the Financial Statements and Liquidity -- Capital Resources below).

Income Taxes
     During the fourth quarter of 1997, and in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes,' the Company recorded a tax benefit of $3,375,000 related to the reversal of the valuation allowance that had been provided against the Company's deferred tax assets that arose primarily from net operating loss carryforwards.

Discontinued Operation
     During the fourth quarter of 1997 the Company decided to discontinue its efforts to organize and participate in the privatization of the mining of the Akwatia and Birim deposits owned and operated by Ghana Consolidated Diamonds Ltd., in Ghana. The nature of these deposits, consisting of small size low quality stones which continued to be in oversupply and under price pressure in the marketplace, the continued decline in monthly production, and the inability towards the end of the fiscal year to reach agreement with the Ghanaian Government on the terms of future marketing rights were the primary reasons for this decision. The write-off of unamortized costs (net of tax benefit of $13,000) was $618,000.

Earnings/(Loss) Per Share
     During 1997, 1996 and 1995 earnings/(loss) per share was computed based on the weighted average number of shares outstanding including in 1997 the impact of 2,130,000 shares issued in a secondary offering and including the impact of dilutive stock options during each of the periods. Income/(loss) per share from continuing operations was $1.61, $1.12 and ($.18) in 1997, 1996 and 1995, respectively. Net income/(loss) per share, including a loss of $.08 per share in 1997 from a discontinued operation, was $1.53, $1.12 and ($0.18) in 1997, 1996 and 1995, respectively.

FOREIGN OPERATIONS
     International business represents a major portion of the Company's revenues and profits. All foreign sales are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these activities. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. is the U.S. dollar and this subsidiary was not materially affected by foreign currency fluctuations during the year.

LIQUIDITY -- CAPITAL RESOURCES
     In the third quarter of 1997, the Company completed an offering of 2,130,000 shares of its common stock at a price of $17.00 per share. The net proceeds, after offering expenses, were $33,572,000. The Company used a portion of the net proceeds to repay its outstanding revolving bank loans.

     The Company's working capital at May 31, 1997 was $105,291,000, an increase of $31,222,000 from 1996. This increase was primarily related to the completion of the secondary offering of the Company's common stock.

     The Company's working capital at May 31, 1996 was $74,069,000, an increase of $14,779,000 from 1995. This increase was primarily due to the refinancing by the Company of its short-term lines of credit into long-term obligations.

     Net fixed asset additions totaled $805,000, $1,797,000 and $1,578,000 in 1997, 1996 and 1995, respectively. In 1997 and 1996, the fixed asset additions related primarily to machinery and equipment to be used in the Company's manufacturing facilities and buying offices. The fixed asset additions in 1995 were primarily attributable to the purchase of

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

machinery and equipment to be used in the Company's cutting and polishing factory and training facility in Botswana. The factory, completed during 1993, is a state-of-the-art facility, using both automated and manual equipment, and currently employs in excess of 500 skilled workers. During 1997, 1996 and 1995, $95,000, $479,000 and $543,000 of fixed assets were placed in service in Botswana, respectively.

     In May 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement provided that the Company could borrow up to $27,500,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 250 basis points above the London Interbank Offered Rate (LIBOR), or c) 250 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. In November 1996 and May 1997 this agreement was amended to provide for a) an increase in the total commitment from $27,500,000 to $40,000,000, b) a decrease from 250 basis points above the LIBOR and cost of funds borrowing rates to 160 basis points above the applicable rate, and c) an extension of the term of the loan from June 1, 1999 to September 1, 2002. As of May 31, 1997, there were no balances outstanding under this agreement. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement.

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

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR. At May 31, 1997, $1,343,000 was outstanding under this facility.

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

     Management believes the Company has the ability to meet its current and anticipated financing needs with the facilities in place and the use of proceeds from its secondary offering.

     In July 1996, the Company announced that it had reached an agreement, for a term of ten years, with AK Almazi Rossii Sakha (ARS) of Russia for the cutting, polishing and marketing of large rough gem diamonds. According to published reports, ARS is the largest

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

producer of rough diamonds in Russia with annual production in excess of $1.3 billion, accounting for over 20% of the world's supply of diamonds. Under the terms of the agreement, the Company has equipped a diamond cutting factory which was completed in February 1997 within the ARS facility in Moscow. This new facility is staffed by Russian technicians and managed and supervised by Company personnel. ARS has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing at this facility. In May 1997, the facility completed the production of its first polished stones. The Company has agreed to sell the resulting polished gem stones through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after reimbursement of costs incurred by each of the parties, generally will be shared equally with ARS. This agreement will serve as a long-term off-take arrangement to secure the repayment of the $60 million financing anticipated to be received by ARS from a United States commercial bank and to be guaranteed by the Export-Import Bank of the United States for the purchase by ARS of U.S. manufactured mining equipment. This equipment will be used by ARS to increase production in its diamond mines.

     In July 1996 the Company signed a five year agreement, approved by the Government of Angola, for the supply of a portion of the rough diamonds mined in Angola and the joint cutting, polishing and marketing of a portion of that production. The agreement, entered into with Endiama and Sociedade Angolana de Exploracao, Lapidacao e Commercializacao de Diamantes, a company owned by a consortium of Angolan investors, provides for Endiama to sell to the Company a portion of the rough diamonds mined in Angola consisting of sizes and qualities selected by the Company as being suitable for cutting and sale as polished diamonds, or for resale as rough diamonds. Purchases under this arrangement began in August 1996. The Company intends to cut and polish the rough diamonds at its existing facilities. After an agreed period of consistent, uninterrupted supply of rough diamonds, a feasibility study will be undertaken by the Company to examine the economic viability of establishing a diamond cutting factory in Angola. In the agreement, the parties acknowledge that it is their long term intention to create a diamond polishing facility in Angola with the capacity for polishing at least $40 million of rough diamonds per year. However, the arrangement is now in an early stage and there can be no assurances that the Company will be supplied with suitable diamonds for cutting and polishing, that the Company will be supplied with a sufficient and consistent quantity of diamonds, or that the feasibility study will result in a recommendation to proceed with the creation of the polishing operation.

     Stockholders' equity was $90,544,000 at May 31, 1997, $44,870,000 at May 31, 1996 and $37,695,000 at May 31, 1995. The increase in 1997 was attributable to the completion of an offering of 2,130,000 shares of common stock at a price of $17.00 per share, as well as the net income earned during the year. The increase in 1996 was attributable to the net income earned during the year. The decrease in 1995 was attributable to the net loss incurred. Stockholders received no dividends in 1997, 1996 or 1995.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Year Ended May 31,
------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                                1997          1996          1995
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Net sales (Note 1)                                                          $  259,797    $  266,321    $  178,143
Cost of sales (Note 1)                                                         236,071       243,685       165,686
------------------------------------------------------------------------------------------------------------------
                                                                                23,726        22,636        12,457
------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    12,366        11,439        10,386
Interest expense, net of interest income                                         3,112         4,048         3,489
------------------------------------------------------------------------------------------------------------------
                                                                                15,478        15,487        13,875
------------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations before income tax
  provision/(benefit) and minority interest                                      8,248         7,149        (1,418)
Income tax provision/(benefit) (Notes 1 and 3)                                  (2,970)          459           214
------------------------------------------------------------------------------------------------------------------
Income/(loss) before minority interest                                          11,218         6,690        (1,632)
Minority interest in loss of consolidated subsidiary                               882           323           479
------------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations                                        12,100         7,013        (1,153)
Loss from discontinued operation, net of income tax benefit
  (Note 13)                                                                        618        -             -
------------------------------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                                           $   11,482    $    7,013    $   (1,153)
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
EARNINGS/(LOSS) PER SHARE (NOTE 1)
Income/(loss) from continuing operations                                    $     1.61    $     1.12    $    (0.18)
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Net income/(loss)                                                           $     1.53    $     1.12    $    (0.18)
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Weighted average number of shares                                            7,494,058     6,288,157     6,309,071
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                      May 31,
--------------------------------------------------------------------------------------------------------------------
(In thousands, except share data)                                                                 1997        1996
--------------------------------------------------------------------------------------------------------------------
                                                                                                --------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                     $ 10,338    $    905
  Accounts receivable, less allowance for doubtful accounts ($162 and $281 in 1997 and 1996,
     respectively)                                                                                29,632      25,493
  Inventories (Note 1):
       Rough stones                                                                               11,395       9,320
       Polished stones                                                                            54,803      46,979
                                                                                                --------------------
          Total inventories                                                                       66,198      56,299
                                                                                                --------------------
Prepaid expenses and other current assets                                                         11,149      10,142
Deferred tax assets (Note 3)                                                                       3,675       -
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                                   120,992      92,839
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 2)                                                 6,726       7,198
OTHER ASSETS                                                                                       2,361       5,029
--------------------------------------------------------------------------------------------------------------------
                                                                                                $130,079    $105,066
--------------------------------------------------------------------------------------------------------------------
                                                                                                --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities (Notes 1 and 4)                                $ 14,358    $ 15,770
  Notes payable -- other (Note 5)                                                                  1,343       3,000
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                               15,701      18,770
SENIOR NOTES AND OTHER LONG-TERM DEBT (Notes 5 and 6)                                             17,145      34,155
DEFERRED TAX LIABILITIES (Note 3)                                                                    300       -
--------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                                                       33,146      52,925
--------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST (Notes 1 and 7)                                                                  6,389       7,271
STOCKHOLDERS' EQUITY (Notes 8 and 12)
  Common stock, par value $1 per share:
     Authorized, 10,000,000 shares
     Outstanding, 8,407,121 and 6,176,425 shares                                                   8,407       6,176
  Additional paid-in capital                                                                      58,059      26,098
  Retained earnings                                                                               24,078      12,596
--------------------------------------------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                              90,544      44,870
--------------------------------------------------------------------------------------------------------------------
                                                                                                $130,079    $105,066
--------------------------------------------------------------------------------------------------------------------
                                                                                                --------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Additional                    Total
                                                                    Common     Paid-in      Retained    Stockholders'
(In thousands)                                                      Stock      Capital      Earnings       Equity
---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------
Balance, May 31, 1994                                               $6,131     $ 25,884     $ 6,736        $38,751
Net Loss                                                              -           -          (1,153 )       (1,153)
Exercise of Stock Options, 16,702 shares issued                        17            80        -                97
---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1995                                               6,148        25,964       5,583         37,695
Net Income                                                            -           -           7,013          7,013
Exercise of Stock Options, 28,617 shares issued                        28           134        -               162
---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1996                                               6,176        26,098      12,596         44,870
Net Income                                                            -           -          11,482         11,482
Exercise of Stock Options, 100,696 shares issued                      101           519        -               620
Sale of common stock, net                                           2,130        31,442        -            33,572
---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1997                                               $8,407     $ 58,059     $24,078        $90,544
---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Year Ended May 31,
---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                           1997       1996       1995
---------------------------------------------------------------------------------------------------------------------
                                                                                       ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)                                                                      $ 11,482    $ 7,013    $(1,153)
Adjustments to reconcile net income/(loss) to net cash provided by (used in)
  operating activities:
     Depreciation and amortization                                                        2,376      2,234      1,924
     Provision for uncollectible accounts                                                   (25)        70         70
     Minority interest in loss of consolidated subsidiary                                  (882)      (323)      (479)
     Gain on sale of fixed assets                                                         -            (54)       (43)
     Benefit from deferred income taxes                                                  (3,375)      -          -
     Loss from discontinued operation                                                       618       -          -
(Increase)/decrease in assets and increase/(decrease) in liabilities:
     Accounts receivable                                                                 (4,114)    (3,261)       828
     Inventories                                                                         (9,899)      (565)    (2,248)
     Prepaid expenses and other current assets                                           (1,625)    (3,976)    (2,911)
     Other assets                                                                         1,544       (403)      (488)
     Accounts payable and other current liabilities                                      (1,412)      (264)     4,697
                                                                                       ------------------------------
Net cash provided by/(used in) operating activities                                      (5,312)       471        197
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of fixed assets                                                           25        222         79
Capital expenditures                                                                       (805)    (1,797)    (1,578)
                                                                                       ------------------------------
Net cash used in investing activities                                                      (780)    (1,575)    (1,499)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term borrowings                                                        (1,657)    (8,410)    (5,775)
(Decrease)/increase in long-term borrowings                                             (17,010)     7,725        715
Proceeds from exercise of stock options                                                     620        162         97
Proceeds from issuance of common stock, net                                              33,572       -          -
Increase in minority interest                                                             -           -         7,883
                                                                                       ------------------------------
Net cash provided by/(used in) financing activities                                      15,525       (523)     2,920
---------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                      9,433     (1,627)     1,618
Cash and cash equivalents at beginning of year                                              905      2,532        914
                                                                                       ------------------------------
Cash and cash equivalents at end of year                                               $ 10,338    $   905    $ 2,532
---------------------------------------------------------------------------------------------------------------------
                                                                                       ------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                                               $  3,573    $ 4,183    $ 3,737
Income taxes                                                                                458        407        314
---------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

1. ACCOUNTING POLICIES
---------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting, polishing and selling of diamonds and the trading of uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned except for Lazare Kaplan Botswana (Pty) Ltd., which was owned 60% by the Company at May 31, 1997, 1996 and 1995. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. All material intercompany balances and transactions have been eliminated.

b. Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

     The Company's net sales to customers in each of the following regions for the years ended May 31, 1997, 1996 and 1995 are set forth below:

                               1997    1996    1995
---------------------------------------------------
                               --------------------
United States                   22%     23%     25%
Far East                         9%      8%     13%
Europe, Israel & other          69%     69%     62%
---------------------------------------------------
                               100%    100%    100%
---------------------------------------------------
                               --------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 1997, 1996 and 1995. The Company generally does not require collateral on its receivables.

d. Cash and cash equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e. Inventories

     Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

f. Property, plant and equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the shorter of asset lives or lease terms.

g. Deferred costs

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

h. Asset Impairments

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

i. Foreign currency

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

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

j. Advertising

     Advertising costs are expensed as incurred and were $1,054,000, $980,000, and $934,000 in 1997, 1996, and 1995, respectively.

k. Income taxes

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

     There were no taxable dividends paid to the Company from foreign subsidiaries during 1997.

l. Earnings/(loss) per share

     Earnings/(loss) per share is computed based on the weighted average number of shares outstanding including the impact of dilutive stock options during each period.

m. Risks and Uncertainties

     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 70-75% of the world's diamond output is purchased for resale by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been the Company's major supplier of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

     Further, through its control of the world's diamond output, DeBeers can exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

n. Stock Option Incentive Plan

     The Company adopted Statement of Financial Accounting Standards No. 123 'Accounting for Stock-Based Compensation' (SFAS 123) in 1997. Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' (APB 25) and related interpretations. The Company has elected to continue using the intrinsic value method to account for stock-based compensation plans. SFAS 123 requires companies electing to continue using the intrinsic value method to make certain pro forma disclosures (see Note 8).

o. New Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128 'Earnings

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

per Share,' which is required to be adopted by the Company on February 28, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the years ended May 31, 1997 and 1996 of $0.07 and $0.02, respectively. The impact of Statement 128 on the calculation of fully diluted earnings per share is not expected to be material.

2. PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                         May 31,
-----------------------------------------------------
                                     1997       1996
-----------------------------------------------------
                                    -----------------
Land and buildings                  $ 4,750    $4,710
Leasehold improvements                1,876     1,812
Machinery, tools and equipment        5,201     5,322
Furniture and fixtures                1,308     1,242
Computer hardware and equipment       2,209     2,311
Construction in progress                406       364
-----------------------------------------------------
                                     15,750    15,761
Less accumulated depreciation and
  amortization                        9,024     8,563
-----------------------------------------------------
                                    $ 6,726    $7,198
-----------------------------------------------------
                                    -----------------
Depreciation and amortization rates:
-----------------------------------------------------
Buildings                                   2 TO 3.7%
Leasehold improvements                     3.7 TO 20%
Machinery, tools and equipment              10 TO 25%
Furniture and fixtures                      10 TO 20%
Computer hardware and equipment             10 TO 33%
-----------------------------------------------------

     Depreciation expense for 1997, 1996 and 1995 was $1,252,000, $1,135,000 and
$1,088,000, respectively.

3. INCOME TAXES
---------------------------------------------------------

     The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                          May 31,
-------------------------------------------------------
                                      1997       1996
-------------------------------------------------------
                                     ------------------
Deferred tax assets:
  Operating loss and other
     carryforwards                   $ 6,200    $ 9,500
  Other                                  400        500
Deferred tax liabilities:
  Depreciation                           300        600
-------------------------------------------------------
                                       6,300      9,400
Less: Valuation allowance             (2,925)    (9,400)
-------------------------------------------------------
Net deferred tax assets              $ 3,375    $     0
-------------------------------------------------------
                                     ------------------

     During the fourth quarter of 1997, and in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes,' the Company recorded a tax benefit of $3,375,000 related to the reversal of the valuation allowance that had been provided against the Company's deferred tax assets that arose primarily from net operating loss carryforwards.

     The income tax provision/(benefit) is comprised of the following (in thousands):

                                  Year ended May 31,
-------------------------------------------------------
                                 1997      1996    1995
-------------------------------------------------------
                                -----------------------
Current:
Federal                         $   192    $158    $-
State and local                      88     143      40
Foreign                             125     158     174
-------------------------------------------------------
                                    405     459     214
-------------------------------------------------------
Deferred:
Federal                          (3,375)    -       -
State and local                    -        -       -
-------------------------------------------------------
                                 (3,375)    -       -
-------------------------------------------------------
                                $(2,970)   $459    $214
-------------------------------------------------------
                                -----------------------

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

     Income/(loss) before income taxes from the Company's domestic and foreign operations was $9,224,000 and ($976,000), respectively for the year ended May 31, 1997, $7,742,000 and ($593,000), respectively for the year ended May 31, 1996 and ($494,000) and ($924,000), respectively for the year ended May 31, 1995.

     The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

-------------------------------------------------------
                             1997       1996      1995
-------------------------------------------------------
                            ---------------------------
Tax provision/(benefit)
  at statutory rate         $ 2,594    $ 2,430    $(482)
(Decrease)/increase in
  taxes resulting from:
  Differential
     attributable to
     foreign operations         698        374      502
  State and local taxes,
     net of Federal
     benefit                     58         94       26
  Net operating loss
     carryforward arising
     in current year not
     resulting in current
     benefit                   -          -         168
  Utilization of net
     operating loss
     carryforwards           (2,945)    (2,439)     -
Reversal of valuation
  allowance for deferred
  tax asset                  (3,375)      -         -
-------------------------------------------------------
Actual tax
  provision/(benefit)       $(2,970)   $   459    $ 214
-------------------------------------------------------
                            ---------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                     Net
                                               operating
Year                                              losses
--------------------------------------------------------
                                               ---------
2000                                            $ 3,300
2001                                              3,500
2002                                                500
2007                                              1,000
2008                                              1,500
2010                                                400
--------------------------------------------------------
                                                $10,200
--------------------------------------------------------
                                               ---------

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $16,300,000 each, expiring from 1998 to 2008. The Company has Puerto Rico net operating loss carryforwards of approximately $3,000,000 expiring from 1998 through 2002 and Botswana net operating loss carryforwards of approximately $3,500,000 expiring from 1998 through 2002.

4. ACCOUNTS PAYABLE AND OTHER
   CURRENT LIABILITIES
---------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                                     1997       1996
-----------------------------------------------------
                                    -----------------
Accounts payable                    $ 8,842    $7,861
Accrued expenses and income taxes     5,516     7,909
-----------------------------------------------------
                                    $14,358    $15,770
-----------------------------------------------------
                                    -----------------

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

5. LINES OF CREDIT
---------------------------------------------------------

     On May 14, 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement provided that the Company could borrow up to $27,500,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate (which was 8.50% on May 31, 1997), b) 250 basis points above the London Interbank Offered Rate (LIBOR), or c) 250 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. In November 1996 and May 1997 this agreement was amended to provide for
a) an increase in the total commitment from $27,500,000 to $40,000,000, b) a decrease from 250 basis points above the LIBOR and cost of funds borrowing rates to 160 basis points above the applicable rate, and c) an extension of the term of the loan from June 1, 1999 to September 1, 2002. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow,
(b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends. As of May 31, 1997, there were no balances outstanding under this agreement. As of May 31, 1996 there was an aggregate balance outstanding of $12,725,000 under this agreement.

     Through May 14, 1996, the Company had unsecured lines of credit with three banks. These loan agreements provided that the Company could borrow up to $19.0 million, in the aggregate. Two of the facilities, in amounts of $3.0 million and $8.0 million, carried an interest rate equal to the respective bank's prime rate or one and one-half percent above LIBOR, depending upon the method of borrowing utilized by the Company. The third facility, in the amount of $8.0 million, carried an interest rate of one-eighth of a percent above the bank's prime rate, or one and five-eighths percent above LIBOR depending upon the method of borrowing utilized by the Company. The outstanding balances due under these facilities were repaid in full with the proceeds of the long-term revolving loan described above. The weighted average interest rate during 1997 and 1996 on the Company's revolving loan and lines of credit was 8.14% and 7.83%, respectively.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR (which was 6.0% on May
31). At May 31, 1997, there was $1,343,000 outstanding under this facility. The weighted average interest rate during 1997 and 1996 on this facility was 6.30% and 6.47%, respectively.

6. SENIOR NOTES AND OTHER LONG-TERM DEBT
---------------------------------------------------------

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

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

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

7. MINORITY INTEREST
---------------------------------------------------------

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

8. STOCK OPTION INCENTIVE PLAN
---------------------------------------------------------

     A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the '1988 Plan'). The 1988 Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

     A Long-term Stock Incentive Plan was approved, subject to stockholder approval at the 1997 Annual Meeting, by the Board of Directors on April 10, 1997 (the '1997 Plan'). The 1997 Plan has reserved 400,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

     The purchase price of each share of common stock subject to an incentive option under each of the plans is not to be less than 100 percent of the fair market value of the stock on the day preceding the day the option is granted (110 percent for 10 percent beneficial owners). The Stock Option Committee determines the period or periods of time during which an option may be exercised by the participant and the number of shares as to which the option is exercisable during such period or periods, provided that the option period shall not extend beyond ten years (five years in the case of 10 percent beneficial owners) from the date the option is granted.

     Under APB Opinion No. 25, the Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123, pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 1997 and 1996 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to expense over the options' vesting period.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

                                      1997       1996
-----------------------------------------------------
                                   ------------------
Risk-free interest rate              6.00%      6.00%
Expected option life               5 YEARS    5 years
Expected volatility                 35.90%     38.20%
Expected dividends per share       $  0.00     $ 0.00
Weighted average estimated fair
  value per share of options
  granted at market price          $  6.13     $ 2.75
Weighted average estimated fair
  value per share of options
  granted above market price       $  5.62     $ 2.53
Pro forma net income (000's)       $11,312     $6,961
Pro forma net income per share     $  1.51     $ 1.11
-----------------------------------------------------
                                   ------------------

     As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 1997 and 1996 may not be indicative of future years.

     A summary of the Plans' activity for each of the three years in the period ended May 31, 1997 is as follows:

                                                           Weighted
                                                           average
                                                            price
                            Number                           per
                           of shares     Option price       share
-------------------------------------------------------------------
                           ----------------------------------------
Outstanding -- June 1,
  1994                       600,248    $ 5.000-$ 8.387    $  6.259
Options issued                28,750    $ 8.500-$ 9.350    $  8.796
Options exercised            (34,231)   $ 5.000-$ 7.625    $  6.063
Options canceled              (4,618)   $ 6.000-$ 7.625    $  6.158
-------------------------------------------------------------------
Outstanding -- May 31,
  1995                       590,149    $ 5.000-$ 9.350    $  6.395
Options surrendered         (115,300)   $ 7.625-$ 9.350    $  8.172
Options re-issued            115,300    $ 6.375-$7.0125    $  6.643
Options exercised            (39,751)   $ 5.000-$ 7.625    $  5.685
-------------------------------------------------------------------
Outstanding -- May 31,
  1996                       550,398    $ 5.000-$ 7.625    $  6.126
Options issued               224,250    $14.750-$16.225    $ 14.882
Options exercised           (116,141)   $ 5.000-$ 7.625    $  6.130
-------------------------------------------------------------------
Outstanding -- May 31,
  1997                       658,507    $ 5.000-$16.225    $  9.107
-------------------------------------------------------------------
                           ----------------------------------------
Exercisable options          357,390
-------------------------------------------------------------------
                           ---------

     The following table summarizes information about stock options at May 31, 1997:

                                                 Exercisable stock
Outstanding stock options                             options
-------------------------------------------     --------------------
                                  Weighted
                                  average                   Weighted
                                 remaining                  average
                                 contractual                exercise
Range of prices      Shares         life        Shares       price
--------------------------------------------------------------------
--------------------------------------------------------------------
$  5.00-$  6.60      359,314     4.09 years     314,780      $5.826
$7.0125-$ 7.625       74,943     8.52 years      42,610      $7.393
$14.750-$16.225      224,250     9.43 years        -           -
--------------------------------------------------------------------
--------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES
---------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 1997 (in thousands):

                                               Operating
Year                                              leases
--------------------------------------------------------
                                               ---------
1998                                               $ 516
1999                                                 388
2000                                                 333
2001                                                 321
2002                                                 321
Thereafter                                           414
--------------------------------------------------------
                                                  $2,293
--------------------------------------------------------
                                               ---------

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 1997, 1996 and 1995, was approximately $425,000, $584,000 and $549,000, respectively.

10. PROFIT SHARING PLAN
---------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

$0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for that fiscal year exceed $3,500,000. During 1997 the Company contributed approximately $40,100 for calendar year 1996. The Company did not make matching contributions for calendar years 1995 or 1994.

11. GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 1997 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                                               UNITED                            ELIMI-     CONSOLI-
                                                               STATES     EUROPE     AFRICA     NATIONS      DATED
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1997
Net sales to unaffiliated customers                           $164,109    $54,144    $41,544    $  -        $259,797
Transfers between geographic areas                              19,483     12,674     20,213     (52,370)      -
                                                              ------------------------------------------------------
      Total revenue                                           $183,592    $66,818    $61,757    $(52,370)   $259,797
                                                              ------------------------------------------------------
Gross profit                                                  $ 20,159    $   767    $ 6,019    $ (3,219)   $ 23,726
                                                              ------------------------------------------------------
Income from continuing operations before income tax
  provision and minority interest                             $  6,750    $   246    $   820    $    432    $  8,248
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1997                           $122,351    $10,422    $26,653    $(29,347)   $130,079
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1996
Net sales to unaffiliated customers                           $175,032    $69,544    $21,745    $  -        $266,321
Transfers between geographic areas                              20,470     12,057     20,337     (52,864)      -
                                                              ------------------------------------------------------
      Total revenue                                           $195,502    $81,601    $42,082    $(52,864)   $266,321
                                                              ------------------------------------------------------
Gross profit                                                  $ 20,798    $   703    $ 4,511    $ (3,376)   $ 22,636
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  6,988    $   262    $  (886)   $    785    $  7,149
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1996                           $ 97,935    $13,150    $26,192    $(32,211)   $105,066
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1995
Net sales to unaffiliated customers                           $123,322    $49,684    $ 5,137    $  -        $178,143
Transfers between geographic areas                              22,196     16,679     22,810     (61,685)      -
                                                              ------------------------------------------------------
      Total revenue                                           $145,518    $66,363    $27,947    $(61,685)   $178,143
                                                              ------------------------------------------------------
Gross profit                                                  $ 11,866    $   561    $ 6,259    $ (6,229)   $ 12,457
                                                              ------------------------------------------------------
(Loss)/income before income tax provision and minority
  interest                                                    $   (495)   $   100    $  (615)   $   (408)   $ (1,418)
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1995                           $ 91,980    $11,536    $23,552    $(27,905)   $ 99,163
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

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1997, 1996 and 1995

12. COMMON STOCK OFFERING
---------------------------------------------------------

     On December 12, 1996, the Company completed an offering of 1,800,000 shares of its common stock. In addition, on January 15, 1997 the underwriters of the public offering exercised in full their over-allotment option, purchasing an additional 330,000 shares of common stock from the Company. The public offering price of all shares of common stock sold in connection with the public offering, including the option shares, was $17.00 per share. The total net proceeds to the Company, after offering expenses, was $33,572,000. The Company used a portion of the net proceeds to repay its outstanding revolving bank loans and invested the balance of the proceeds in a money market fund.

13. DISCONTINUED OPERATION
---------------------------------------------------------

     During the fourth quarter of 1997 the Company decided to discontinue its efforts to organize and participate in the privatization of the mining of the Akwatia and Birim deposits owned and operated by Ghana Consolidated Diamonds Ltd., in Ghana. The nature of these deposits, consisting of small size low quality stones which continued to be in oversupply and under price pressure in the marketplace, the continued decline in monthly production, and the inability towards the end of the fiscal year to reach agreement with the Ghanaian Government on the terms of future marketing rights were the primary reasons for this decision. The write-off of unamortized costs (net of tax benefit of $13,000) was $618,000.

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

                                                   ERNST & YOUNG LLP

July 8, 1997
New York, New York

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS                      DIRECTORS AND OFFICERS                  REGISTRAR AND TRANSFER AGENT

529 Fifth Avenue                            Maurice Tempelsman                      Chase Mellon Transfer Services, LLC
New York, New York 10017                    Director;                               P.O. Box 444
Telephone (212) 972-9700                    Chairman of the Board                   Pittsburgh, PA 15230

SUBSIDIARIES                                Leon Tempelsman
                                            Director;
Lazare Kaplan (Sierra Leone) Limited        Vice Chairman of the Board              COUNSEL
                                            and President
Lazare Kaplan Japan Inc.                                                            Warshaw Burstein Cohen
                                            George R. Kaplan                        Schlesinger & Kuh, LLP
Lazare Kaplan Belgium, N.V.                 Director;                               555 Fifth Avenue
                                            Vice Chairman of the Board              New York, New York 10017
Lazare Kaplan Europe Inc.
                                            Michael W. Butterwick                   INDEPENDENT AUDITORS
Lazare Kaplan Africa Inc.                   Director;
                                            Business Consultant                     Ernst & Young LLP
Lazare Kaplan Botswana (Pty) Limited                                                787 Seventh Avenue
                                            Lucien Burstein                         New York, New York 10019
Lazare Kaplan Ghana Ltd.                    Director;
                                            Secretary
Lazare Kaplan (Bermuda) Ltd.                Partner
                                            Warshaw Burstein Cohen
Kaplan Offshore Trading Limited             Schlesinger & Kuh, LLP
                                            (attorneys)
Supreme Gems N.V.
                                            Myer Feldman
Lazare Kaplan Belgium Jewelry N.V.          Director;
                                            Partner
LK Enterprises Inc.                         Ginsburg, Feldman and Bress,
                                            Chartered (attorneys)
RCS, Inc.
                                            Sheldon L. Ginsberg
Lazare Kaplan (Russia) Inc.                 Director;
                                            Executive Vice President and
                                            Chief Financial Officer

                                            Robert Speisman
                                            Director;
                                            Vice President - Sales

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


















                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LAZARE KAPLAN INTERNATIONAL INC., 529 FIFTH AVENUE, NEW YORK, NY 10017 (212) 972-9700