Form 10-K405, Exhibit 13
period 1998-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 1998-08-28
CIK 202375

                    LAZARE KAPLAN INTERNATIONAL INC.

     [Front cover contains a "Photograph of the letters "L", "K", and "I" set in diamonds and suspended by a platinum chain."]


                                [LOGO]

          The leader in ideal cut diamonds for over 90 years.

                           1998 ANNUAL REPORT

Cover photo: Diamond Alphabets'TM' were introduced by Lazare Kaplan International Inc. in June 1998 with Isaac Mizrahi as part of the Fine Jewelry Collection. Designed by award winning fashion designer Isaac Mizrahi and featured at his show in April 1998, each letter and number features Lazare Diamonds'r' and is exclusively distributed by Lazare Kaplan International Inc.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
              LAZARE KAPLAN INTERNATIONAL INC. 1998 ANNUAL REPORT

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name 'Lazare Diamonds'r'. Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers, Lazare Kaplan's traditional channel of distribution. Lazare Kaplan is also engaged in the selling of uncut rough diamonds.

AMERICAN STOCK EXCHANGE
The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

FORM 10-K
Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 1998 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Ms. James, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

ANNUAL MEETING
November 4, 1998
10 A.M.
The Cornell Club
Six East 44th Street
Fifth Floor, Fall Creek Room
New York, New York 10017

MARKET PRICES OF COMMON
STOCK BY FISCAL QUARTER
-------------------------------------

                  FISCAL 1998
                ---------------
                HIGH        LOW
-------------------------------------
FIRST            18 1/4      15 1/2
SECOND           17          14 1/8
THIRD            14 1/4      10
FOURTH           12 5/8      10 1/16
-------------------------------------

                 Fiscal 1997
              -----------------
              High          Low
-------------------------------------
First          16 1/2        12 1/2
Second         21 7/8        16 1/2
Third          19 3/8        16 5/8
Fourth         18 3/8        13 1/4
-------------------------------------

As of July 31, 1998 there were 1,791 stockholders of record of the 8,532,549 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 4,731,436 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 2,300 beneficial holders.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                      1998        1997        1996        1995        1994
-------------------------------------------------------- --------------------------------------------------------
Net sales                                                $222,617    $259,797    $266,321    $178,143    $204,047
-----------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations before income
  tax provision and minority interest                    $  2,295    $  8,248    $  7,149    $ (1,418)   $  2,803
-----------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations                 $  2,724    $ 12,100    $  7,013    $ (1,153)   $  3,024
-----------------------------------------------------------------------------------------------------------------
Net income/(loss)                                        $  2,724    $ 11,482    $  7,013    $ (1,153)   $  3,024
-----------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share from continuing
  operations (based on the weighted average number of
  shares)                                                $   0.32    $   1.69*   $   1.14    $  (0.19)   $   0.49
-----------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share (based on the weighted
  average number of shares)                              $   0.32    $   1.61*   $   1.14    $  (0.19)   $   0.49
-----------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share from continuing
  operations (based on the weighted average number of
  shares)                                                $   0.31    $   1.63*   $   1.12    $  (0.18)   $   0.49
-----------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share (based on the weighted
  average number of shares)                              $   0.31    $   1.54*   $   1.12    $  (0.18)   $   0.49
-----------------------------------------------------------------------------------------------------------------
At May 31:
  Total assets                                           $142,330    $130,079    $105,066    $ 99,163    $ 93,178
-----------------------------------------------------------------------------------------------------------------
  Long-term debt                                         $ 23,560    $ 17,145    $ 34,155    $ 26,430    $ 25,715
-----------------------------------------------------------------------------------------------------------------
  Working capital                                        $111,752    $105,291    $ 74,069    $ 59,290    $ 52,333
-----------------------------------------------------------------------------------------------------------------
  Stockholders' equity                                   $ 93,460    $ 90,544    $ 44,870    $ 37,695    $ 38,751
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

     This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1 -- 'Description of Business' and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1998. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

     This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years '1998', '1997' and '1996' refer to the fiscal years ended May 31, 1998, 1997 and 1996, respectively.

RESULTS OF OPERATIONS

Net Sales

     Net sales in 1998 of $222,617,000 were 14% lower than net sales of $259,797,000 in 1997.

     The Company's net revenue from the sale of polished diamonds of $84,058,000 in 1998 was 12% lower than 1997 polished sales. The decrease in polished diamond sales was primarily due to the Company not receiving its first shipments of polished stones from its new factory in Russia until late November 1997, six months into the Company's fiscal year. On a comparative basis, the Company experienced larger shipments during the prior year from its older Russian facility which has currently suspended production. Also, adverse economic conditions caused lower sales in Japan and Southeast Asia. Both of these items were partially offset by increased sales volume in the United States market.

     Rough diamond sales were $138,559,000 in 1998 compared to $164,643,000 in 1997, a decrease of 16%. This decrease was partially attributable to continued lower sales of better quality rough diamonds to the marketplace by DeBeers as well as the Company closing its rough diamond buying operation in the Republic of the Congo (formerly Zaire) in early calendar year 1997 (i.e. fiscal 1997). The decrease was partially offset by increased rough sales volume associated with the Company's restructuring and expansion of its rough diamond buying operations in Angola during the year.

     Net sales in 1997 of $259,797,000 were $6,524,000 or 2% lower than net sales of $266,321,000 in 1996.

     The Company's net revenue from the sale of polished diamonds of $95,154,000 in 1997 was 6% greater than 1996 polished sales. The increase was due to continued growth in the United States market as well as increased volume in Southeast Asia. The increase in 1997 was partially offset by a decrease in sales of polished stones produced at the Company's older facility in Russia. Due to internal Russian Government delays, no diamonds were officially exported from Russia since the beginning of calendar 1997, therefore the Company did not received any shipment of polished diamonds produced at this facility during the second half of fiscal 1997.

     Rough diamond sales decreased 7% to $164,643,000 in 1997 compared to 1996. This decrease was attributable to lower overall sales of better quality rough diamonds to the marketplace by DeBeers during the second half of the year thereby reducing the volume of rough stones available for trading. Additionally, due to the unstable political situation, the Company suspended its rough diamond buying operation in the Republic of the Congo.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

Gross Profit
     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 1998 was 11% as compared to 17% in 1997. In 1998 the Polished Diamond Gross Margin was impacted by increased costs of rough diamonds which the Company has yet to reflect in the selling price of its polished diamonds. In addition, the economic environment in Southeast Asia and Japan during the latter half of 1998 has impacted the Company's sales of larger, better quality stones, which carry higher margins. The gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones, has traditionally been approximately 3%.

     During 1998, the overall gross margin on net sales of both polished diamonds and rough diamonds was 6.2%. This compares to 9.1% in 1997 and 8.5% in 1996. The decrease in 1998 was primarily attributable to the decrease in the Polished Diamond Gross Margin.

     Polished Diamond Gross Margin for 1997 was 17%, an increase of 1 percentage point from the 1996 level of 16%.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses in 1998 of $13,721,000 (6.2% of net sales) increased 11% or $1,355,000 compared with expenses of $12,366,000 (4.8% of net sales) in 1997. The increase was attributable to increases in selling commissions and benefits in 1998, as well as an increase in legal/consulting services and international travel associated with the evaluation of new business opportunities in the current year.

     Selling, general and administrative expenses in 1997 of $12,366,000 (4.8% of net sales) increased 8% or $927,000 compared with expenses of $11,439,000 (4.3% of net sales) in 1996. The increase was attributable to increases in legal and consulting services associated with the evaluation of expansion opportunities in 1997.

Sale of Interest in Lazare Kaplan Botswana (Pty) Ltd.
     In March 1998, the Company completed a transaction for the sale of its interest in Lazare Kaplan Botswana (Pty) Ltd. for $11.1 million and recorded a gain of approximately $3.7 million (net of $485,000 of Botswana taxes) on the transaction. The Botswana factory employed more than 500 local workers and produced small size (melee) ideal cut diamonds. The Company intends to meet the requirements of its customers for this product through its existing facilities and through continued purchases of polished diamonds from Botswana.

Interest Expense
     Net interest expense was $2,062,000, $3,112,000 and $4,048,000 in 1998,
1997 and 1996, respectively. The decrease in 1998 was due to lower average balances outstanding on the Company's lines of credit of $4.2 million as compared to $15.1 million in 1997. In addition, interest expense on the Company's Senior Notes decreased by approximately $430,000 during 1998 due to the reduction of the outstanding balance. The decrease in 1997 was primarily due to a decrease in interest expense of $750,000 related to both the reduction in the interest rate charged and the reduction of the outstanding balance of the Company's Senior Notes combined with an increase in interest income earned during the year. During 1997, the Company completed a secondary offering of its common stock and used a portion of the proceeds from the offering to repay its revolving bank loan and invested the balance of the proceeds in a money market fund. (See Note 6 to the Financial Statements and Liquidity -- Capital Resources below).

Income Taxes
     During the fourth quarter of 1997 the Company recorded a tax benefit of $3,375,000 related to the reversal of the valuation allowance that had been provided against the Company's deferred tax assets

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

that arose primarily from net operating loss carryforwards.

Discontinued Operation
     During the fourth quarter of 1997 the Company discontinued its efforts to organize and participate in the privatization of the mining of the Akwatia and Birim deposits owned and operated by Ghana Consolidated Diamonds Ltd., in Ghana. The nature of these deposits, consisting of small size low quality stones which continued to be in oversupply and under price pressure in the marketplace, the continued decline in monthly production, and the inability towards the end of the fiscal year to reach agreement with the Ghanaian Government on the terms of future marketing rights were the primary reasons for this decision. The write-off of unamortized costs (net of tax benefit of $13,000) was $618,000 in fiscal 1997.

Earnings/(Loss) Per Share
     In 1998 the Company adopted Statement of Financial Accounting Standards
No. 128 'Earnings per Share' (SFAS 128). This statement replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of dilutive stock options. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to SFAS 128 requirements.

     During 1998, 1997 and 1996 basic earnings per share was $0.32, $1.61 and $1.14, respectively. Diluted earnings per share was $0.31, $1.54 and $1.12 in 1998, 1997 and 1996, respectively. In 1997, basic and diluted earnings per share included a loss of $.08 and $.09 per share, respectively, from a discontinued operation.

FOREIGN OPERATIONS
     International business represents a major portion of the Company's revenues and profits. All foreign sales are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these activities. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. (interest sold in March 1998) was the U.S. dollar and this subsidiary was not materially affected by foreign currency fluctuations during the year.

IMPACT OF YEAR 2000
     During fiscal year 1998 the Company commenced the implementation of a new, fully integrated computer system which will be Year 2000 compliant. In addition, the Company will initiate formal communications with all of its significant suppliers and other third parties to determine the extent to which the Company's operations are vulnerable to the failure of those third parties to remediate their own Year 2000 issues. The Company is utilizing both internal and external resources to renovate and test its software and hardware and anticipates substantially completing the project during the first half of calendar year 1999. The total cost of the new computer system is expected to be approximately $2.0 million.

     The costs of the project and the time frame in which the Company believes it will complete installation of its new computer system, including the Year 2000 compliance, are based on management's best estimates; however, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

LIQUIDITY -- CAPITAL RESOURCES
     The Company's working capital at May 31, 1998 was $111,752,000, an increase of $6,461,000 from 1997. This increase was primarily related to higher inventories and accounts receivable partially offset by an increase in accounts payable and other current liabilities and a decrease in cash and cash equivalents.

     In the fourth quarter of 1998, the Company completed the sale of its interest in Lazare Kaplan Botswana (Pty) Ltd. for $11.1 million in cash. The

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

Company used the proceeds to repay its outstanding non-current bank loans.

     In the third quarter of 1997, the Company completed an offering of 2,130,000 shares of its common stock at a price of $17.00 per share. The net proceeds, after offering expenses, were $33,572,000. The Company used a portion of the net proceeds to repay its outstanding revolving bank loans.

     The Company's working capital at May 31, 1997 was $105,291,000, an increase of $31,222,000 from 1996. This increase was primarily related to the increase in current assets resulting from the completion of the secondary offering of the Company's common stock.

     Fixed asset additions totaled $2,600,000, $805,000 and $1,797,000 in 1998,
1997 and 1996, respectively. In 1998, the fixed asset additions related primarily to new laser inscription equipment. In addition, in 1998 the Company commenced the design and implementation of a new, fully integrated computer system which is Year 2000 compliant. The Company expects to incur an additional $900,000 during the upcoming fiscal year in order to complete this project. In 1997 and 1996, the fixed asset additions related primarily to machinery and equipment to be used in the Company's manufacturing facilities and buying offices.

     In May 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate was contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. As of May 31, 1998 there was an aggregate balance outstanding of $10,700,000 under this agreement. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. The Company was not in compliance with the capital expenditure covenant (due to expenditures related to its new, Year 2000 compliant computer system) and the annual cash flow covenant under the revolving loan agreement for the year ended May 31, 1998.
The banks have given a waiver to the Company with respect to these covenants for the year ended May 31, 1998 and have amended such covenants for the fiscal 1999 measurement periods.

     The Company had a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR which was fully repaid during 1998.

     In May 1991, the Company, through a private placement, issued $30,000,000 of 9.97% Senior Notes, due May 15, 2001.

     Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

     Stockholders' equity was $93,460,000 at May 31, 1998, $90,544,000 at May 31, 1997 and $44,870,000 at May 31, 1996. The increase in 1998 was attributable to the net income earned during the year. The increase in 1997 was attributable to the completion of an offering of 2,130,000 shares of common stock at a price of $17.00 per share, as well as the net income earned during the year. Stockholders received no dividends in 1998, 1997 or 1996.

BUSINESS DEVELOPMENTS
     Under the terms of its agreement with AK Almazi Rossii Sakha (ALROSA) of Russia, the Company equipped a diamond cutting factory which was completed in February 1997 within the ALROSA facility in Moscow. This facility is staffed by Russian technicians and managed and supervised by Company personnel. ALROSA has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing at this facility. In May 1997, the facility completed the production of its first polished stones and the Company received its first shipment of polished stones produced at this facility during November 1997. The Company has agreed to sell the resulting polished gem stones through its worldwide

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

distribution network. The proceeds from the sale of these polished diamonds, after reimbursement of costs incurred by each of the parties, generally will be shared equally with ALROSA. This agreement serves as a long-term off-take arrangement to secure the repayment of the $62 million financing which is being received by ALROSA from a United States commercial bank and to be guaranteed by the Export-Import Bank of the United States ('Eximbank') for the purchase by ALROSA of U.S. manufactured mining equipment. This equipment is being used by ALROSA to increase production in its diamond mines.

     In July 1998 the Company announced the expansion of its relationship with ALROSA. In accordance with a Memorandum of Understanding signed by Eximbank, ALROSA and the Company, Eximbank has stated its willingness to lend an additional several hundred million dollars to ALROSA for the continued expansion of its mining capacity. Lazare Kaplan will act as the off-take partner of this arrangement and, with ALROSA, has agreed to establish a new polishing factory in Russia with an annual capacity to cut and polish up to $150 million of rough diamonds. This factory will be in addition to the existing facility which is equipped to cut and polish $45 million per year of rough diamonds discussed above.

     In July 1996 the Company signed a five year agreement, approved by the Government of Angola, for the supply of a portion of the rough diamonds mined in Angola and the joint cutting, polishing and marketing of a portion of that production. The agreement, entered into with Endiama and Sociedade Angolana de Exploracao, Lapidacao e Commercializacao de Diamantes, a company owned by a consortium of Angolan investors, provides for Endiama to sell to the Company a portion of the rough diamonds mined in Angola consisting of sizes and qualities selected by the Company as being suitable for cutting and sale as polished diamonds, or for resale as rough diamonds. Purchases under this arrangement began in August 1996. The Company has cut and polished the rough diamonds at its existing facilities. After an agreed period of consistent, uninterrupted supply of rough diamonds, a feasibility study will be undertaken by the Company to examine the economic viability of establishing a diamond cutting factory in Angola. In the agreement, the parties acknowledge that it is their long term intention to create a diamond polishing facility in Angola with the capacity for polishing at least $40 million of rough diamonds per year. However, the arrangement remains in an early stage and Company has not yet been supplied with suitable quantities of rough diamonds for cutting and polishing.

RISKS AND UNCERTAINTIES
     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 70-75% of the world's diamond output is purchased for resale by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been one of the Company's major suppliers of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

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

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                      Year Ended May 31,
------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                                1998          1997          1996
------------------------------------------------------------------------------------------------------------------
Net sales (Note 1)                                                          $  222,617    $  259,797    $  266,321
Cost of sales (Note 1)                                                         208,717       236,071       243,685
------------------------------------------------------------------------------------------------------------------
                                                                                13,900        23,726        22,636
------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    13,721        12,366        11,439
Interest expense, net of interest income                                         2,062         3,112         4,048
Gain on sale of consolidated subsidiary (Note 7)                                (4,178)       -             -
------------------------------------------------------------------------------------------------------------------
                                                                                11,605        15,478        15,487
------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income tax provision/(benefit)
  and minority interest                                                          2,295         8,248         7,149
Income tax provision/(benefit) (Notes 1 and 3)                                     417        (2,970)          459
------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interest                       1,878        11,218         6,690
Minority interest in loss of consolidated subsidiary                               846           882           323
------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                2,724        12,100         7,013
Loss from discontinued operation, net of income tax benefit (Note 13)           -                618        -
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $    2,724    $   11,482    $    7,013
------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (Note 1)
Basic earnings per share from continuing operations                         $     0.32    $     1.69    $     1.14
------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                    $     0.32    $     1.61    $     1.14
------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding during the period                       8,499,131     7,151,099     6,151,626
------------------------------------------------------------------------------------------------------------------
Diluted earnings per share from continuing operations                       $     0.31    $     1.63    $     1.12
------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                  $     0.31    $     1.54    $     1.12
------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding during the period,
  assuming dilution                                                          8,669,366     7,442,518     6,278,019
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                      May 31,
--------------------------------------------------------------------------------------------------------------------
(In thousands, except share data)                                                                 1998        1997
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                     $  1,222    $ 10,338
  Accounts receivable, less allowance for doubtful accounts ($143 and $162 in 1998 and 1997,
     respectively)                                                                                37,747      29,632
  Inventories, net (Note 1):
       Rough stones                                                                               23,843      11,395
       Polished stones                                                                            57,675      54,803
                                                                                                --------------------
          Total inventories                                                                       81,518      66,198
                                                                                                --------------------
Prepaid expenses and other current assets                                                         12,640      11,149
Deferred tax assets (Note 3)                                                                       3,785       3,675
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                                   136,912     120,992
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 2)                                                 4,734       6,726
OTHER ASSETS                                                                                         684       2,361
--------------------------------------------------------------------------------------------------------------------
                                                                                                $142,330    $130,079
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities (Notes 1 and 4)                                $ 25,160    $ 14,358
  Notes payable -- other (Note 5)                                                                  -           1,343
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                               25,160      15,701
SENIOR NOTES AND OTHER LONG-TERM DEBT (Notes 5 and 6)                                             23,560      17,145
DEFERRED TAX LIABILITIES (Note 3)                                                                    150         300
--------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                                                       48,870      33,146
--------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST (Notes 1 and 7)                                                                  -           6,389
STOCKHOLDERS' EQUITY (Notes 8 and 12)
  Preferred stock, par value $.01 per share:
     Authorized, 5,000,000 shares, no shares outstanding
  Common stock, par value $1 per share:
     Authorized, 20,000,000 and 10,000,000 shares in 1998 and 1997, respectively
     Issued 8,534,549 and 8,407,121 shares in 1998 and 1997, respectively                          8,535       8,407
  Additional paid-in capital                                                                      58,145      58,059
  Retained earnings                                                                               26,802      24,078
--------------------------------------------------------------------------------------------------------------------
                                                                                                  93,482      90,544
  Less treasury stock, 2,000 shares at cost in 1998 (Note 14)                                        (22)      -
--------------------------------------------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                              93,460      90,544
--------------------------------------------------------------------------------------------------------------------
                                                                                                $142,330    $130,079
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Additional                                Total
                                                         Common     Paid-in      Retained    Treasury    Stockholders'
(In thousands)                                           Stock      Capital      Earnings     Stock         Equity
----------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1995                                    $6,148     $ 25,964     $ 5,583     $ -           $37,695
Net Income                                                 -           -           7,013       -              7,013
Exercise of Stock Options, 28,617 shares issued             28           134        -          -                162
----------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1996                                    6,176        26,098      12,596       -             44,870
Net Income                                                 -           -          11,482       -             11,482
Exercise of Stock Options, 100,696 shares issued           101           519        -          -                620
Sale of common stock, net                                2,130        31,442        -          -             33,572
----------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1997                                    8,407        58,059      24,078       -             90,544
Net Income                                                 -           -           2,724       -              2,724
Exercise of Stock Options, 127,428 shares issued           128            86        -          -                214
Purchase of treasury stock, 2,000 shares                   -           -            -         (22)              (22)
----------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1998                                    $8,535     $ 58,145     $26,802     $(22)          $93,460
----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year Ended May 31,
---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                          1998        1997       1996
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                            $  2,724    $ 11,482    $ 7,013
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
     Depreciation and amortization                                                       2,070       2,376      2,234
     Provision for uncollectible accounts                                                   60         (25)        70
     Minority interest in loss of consolidated subsidiary                                 (846)       (882)      (323)
     Net gain on sale of consolidated subsidiary                                        (3,693)      -           -
     Gain on sale of fixed assets                                                        -           -            (54)
     Benefit from deferred income taxes                                                   (260)     (3,375)      -
     Loss from discontinued operation                                                    -             618       -
(Increase)/decrease in assets and increase/(decrease) in liabilities:
     Accounts receivable                                                                (8,204)     (4,114)    (3,261)
     Rough and polished inventories                                                    (25,588)     (9,899)      (565)
     Prepaid expenses and other current assets                                          (1,837)     (1,625)    (3,976)
     Other assets                                                                           66       1,544       (403)
     Accounts payable and other current liabilities                                     12,628      (1,412)      (264)
                                                                                      -------------------------------
Net cash provided by/(used in) operating activities                                    (22,880)     (5,312)       471
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of stock in consolidated subsidiary                                  11,100       -           -
Proceeds from sale of fixed assets                                                       -              25        222
Capital expenditures                                                                    (2,600)       (805)    (1,797)
                                                                                      -------------------------------
Net cash provided by/(used in) investing activities                                      8,500        (780)    (1,575)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term borrowings                                                       (1,343)     (1,657)    (8,410)
Increase/(decrease) in long-term borrowings                                              6,415     (17,010)     7,725
Proceeds from exercise of stock options                                                    214         620        162
Proceeds from issuance of common stock, net                                              -          33,572       -
Purchase of treasury stock                                                                 (22)      -           -
                                                                                      -------------------------------
Net cash provided by/(used in) financing activities                                      5,264      15,525       (523)
---------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                    (9,116)      9,433     (1,627)
Cash and cash equivalents at beginning of year                                          10,338         905      2,532
                                                                                      -------------------------------
Cash and cash equivalents at end of year                                              $  1,222    $ 10,338    $   905
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                                              $  2,288    $  3,573    $ 4,183
Income taxes                                                                               716         458        407
---------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

1. ACCOUNTING POLICIES
---------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and the selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Through March 1998, the Company owned 60% of Lazare Kaplan Botswana (Pty) Ltd. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. through such date (see Note 7). With effect from January 1, 1998, the Company restructured certain foreign operations. This resulted in the inclusion of all revenue from these operations and an increase in rough diamond sales for the year ended May 31, 1998 of approximately $37 million. All material intercompany balances and transactions have been eliminated.

b. Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

     The Company's net sales to customers in each of the following regions for the years ended May 31, 1998, 1997 and 1996 are set forth below:

                               1998    1997    1996
---------------------------------------------------
United States                   28%     22%     23%
Far East                         7%      9%      8%
Europe, Israel & other          65%     69%     69%
---------------------------------------------------
                               100%    100%    100%
---------------------------------------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 1998, 1997 and 1996. Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables.

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

g. Deferred costs

     The Company deferred the recognition of certain costs for professional fees, travel and total staffing incurred during the construction and training period of the Company's cutting and polishing facility in Botswana. Such costs included only direct and incremental costs incurred during the start-up period. These costs were amortized from June 1, 1993 through March 1998, the date the Company sold its interest in Lazare Kaplan Botswana (Pty) Ltd. (see Note 7). All other deferred costs are amortized over their estimated useful lives, generally less than two years.

h. Asset Impairments

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

i. Foreign currency

     All foreign sales of the Company are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

activities. In addition, the functional currency for Lazare Kaplan Botswana
(Pty) Ltd. was the U.S. dollar. Any gains or losses from foreign currency translations relating to this subsidiary were immaterial and are included in results of operations.

j. Advertising

     Advertising costs are expensed as incurred and were $1,148,000, $1,054,000 and $980,000 in 1998, 1997, and 1996, respectively.

k. Income taxes

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards.

     The Company and its domestic subsidiaries file a consolidated income tax return. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

     There were no taxable dividends paid to the Company from foreign subsidiaries during 1998.

l. Earnings/(Loss) per share

     In 1998 the Company adopted Statement of Financial Accounting Standards No. 128 'Earnings per Share' (SFAS 128). This statement replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of dilutive stock options. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to SFAS 128 requirements.

m. Risks and Uncertainties

     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 70-75% of the world's diamond output is purchased for resale by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been one of the Company's major suppliers of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

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

n. Stock Option Incentive Plan

     The Company accounts for its stock-based compensation plan using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations and makes certain pro forma disclosures (see Note 8).

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

o. New Accounting Pronouncements

     Segment Information -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('SFAS 131'). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new standard, as required, retroactively in the financial statements for the year ended May 31, 1999. Management has not completed its review of SFAS 131.

2. PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                        May 31,
-----------------------------------------------------
                                    1998       1997
-----------------------------------------------------
Land and buildings                 $ 1,526    $ 4,750
Leasehold improvements               1,883      1,876
Machinery, tools and equipment       4,275      5,201
Furniture and fixtures               1,113      1,308
Computer hardware and equipment      1,973      2,209
Construction in progress             1,278        406
-----------------------------------------------------
                                    12,048     15,750
Less accumulated depreciation
  and amortization                   7,314      9,024
-----------------------------------------------------
                                   $ 4,734    $ 6,726
-----------------------------------------------------
Depreciation and amortization rates:
-----------------------------------------------------
Buildings                                   2 TO 3.7%
Leasehold improvements                     3.7 TO 20%
Machinery, tools and equipment              10 TO 25%
Furniture and fixtures                      10 TO 20%
Computer hardware and equipment             10 TO 33%
-----------------------------------------------------

     Depreciation expense for 1998, 1997 and 1996 was $1,082,000, $1,252,000 and
$1,135,000, respectively.

3. INCOME TAXES
---------------------------------------------------------

     The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                          May 31,
-------------------------------------------------------
                                      1998       1997
-------------------------------------------------------
Deferred tax assets:
  Operating loss and other
     carryforwards                   $ 4,350    $ 6,200
  Other                                  700        400
Deferred tax liabilities:
  Depreciation                           150        300
-------------------------------------------------------
                                       4,900      6,300
Less: Valuation allowance             (1,265)    (2,925)
-------------------------------------------------------
Net deferred tax assets              $ 3,635    $ 3,375
-------------------------------------------------------

     During 1997 the Company recorded a tax benefit of $3,375,000 related to the reversal of the valuation allowance that had been provided against the Company's deferred tax assets that arose primarily from net operating loss carryforwards.

     The income tax provision/(benefit) is comprised of the following (in thousands):

                                  Year ended May 31,
-------------------------------------------------------
                               1998      1997      1996
-------------------------------------------------------
Current:
Federal                        $  20    $   192    $158
State and local                   24         88     143
Foreign                          633        125     158
-------------------------------------------------------
                                 677        405     459
-------------------------------------------------------
Deferred:
Federal                         (260)    (3,375)    -
-------------------------------------------------------
                               $ 417    $(2,970)   $459
-------------------------------------------------------

     Income/(loss) before income taxes from the Company's domestic and foreign operations was $3,615,000 and ($1,320,000), respectively for the year ended May 31, 1998, $9,224,000 and ($976,000), respectively for the year ended May 31, 1997 and

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

$7,742,000 and ($593,000), respectively for the year ended May 31, 1996.

     The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

--------------------------------------------------------
                             1998      1997       1996
--------------------------------------------------------
Tax provision/(benefit) at
  statutory rate             $ 780    $ 2,594    $ 2,430
(Decrease)/increase in
  taxes resulting from:
  Differential
     attributable to
     foreign operations        149        698        374
  State and local taxes,
     net of Federal
     benefit                     8         58         94
  Utilization of net
     operating loss
     carryforwards             -       (2,945)    (2,439)
  Change in valuation
     allowance for
     deferred tax asset       (520)    (3,375)      -
--------------------------------------------------------
Actual tax
  provision/(benefit)        $ 417    $(2,970)   $   459
--------------------------------------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                     Net
                                               operating
Year                                              losses
--------------------------------------------------------
2000                                              $2,000
2001                                               3,500
2002                                                 500
2007                                                 500
2008                                                 900
2010                                                 400
2013                                                 450
--------------------------------------------------------
                                                  $8,250
--------------------------------------------------------

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $8,900,000 each, expiring from 1999 to 2013. The Company has Puerto Rico net operating loss carryforwards of approximately $2,800,000 expiring from 1999 through 2002.

     During 1998 the Internal Revenue Service ('IRS') completed an examination of the Company's consolidated Federal income tax returns for the taxable years ended May 31, 1991 through 1994. The IRS made an adjustment to the Company's net operating loss carryforwards in an amount of approximately $2.0 million. The cash tax paid by the Company as a result of this examination was insignificant.

4. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES
---------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                                    1998       1997
-----------------------------------------------------
Accounts payable                   $ 9,816    $ 8,842
Accrued expenses and income
  taxes                             15,344      5,516
-----------------------------------------------------
                                   $25,160    $14,358
-----------------------------------------------------

5. LINES OF CREDIT
---------------------------------------------------------

     On May 14, 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends. The Company was not in compliance with the capital expenditure covenant (due to expenditures related to its new, Year 2000 compliant computer system) and the annual cash flow covenant under the revolving loan agreement for the year ended May 31, 1998. The banks have given a waiver to the Company with respect to these covenants for the year ended May 31, 1998 and have amended such covenants for the fiscal 1999 measurement periods. As of May 31, 1998 there was an aggregate balance outstanding of $10,700,000 under this agreement. As of May 31, 1997, there were no balances outstanding under this agreement. The weighted average interest rate during 1998 and 1997 on the Company's revolving loan was 7.56% and 8.14%, respectively.

     Through May 14, 1996, the Company had unsecured lines of credit with three banks. The outstanding balances due under these facilities were repaid in full with the proceeds of the long-term revolving loan described above.

     The Company had a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR. At May 31, 1998, all balances due under this facility were fully repaid. The weighted average interest rate during 1998 and 1997 on this facility was 5.75% and 6.30%, respectively.

6. SENIOR NOTES AND OTHER LONG-TERM DEBT
---------------------------------------------------------

     In May 1991 the Company, through a private placement, issued $30,000,000 of unsecured 9.97% Senior Notes, due May 15, 2001. Interest is payable semi-annually every May 15 and November 15. Repayments of $4,285,000 annually commenced on May 15, 1995 and end in 2000 with the remaining principal of $4,290,000 payable on May 15, 2001.

     Provisions of the Senior Notes require, among other things, (a) maintenance of defined levels of consolidated tangible net worth and current working capital, (b) limitation of borrowing levels and (c) limitations on restricted payments, including the amount of dividends. Under the provisions of the Senior Notes, the Company is permitted to declare dividends subject to certain limitations set forth in the Senior Note Agreement.

     On August 25, 1995, these Senior Notes were amended to revise the consolidated fixed charge ratio for all measurement periods through the quarter ending May 31, 1996, and to increase the interest rate to 10.97% retroactively from March 1, 1995 through May 31, 1996. Beginning June 1, 1996 the interest rate on the Senior Notes reverted to the original lower rate of 9.97%.

7. SALE OF INTEREST IN LAZARE KAPLAN
   BOTSWANA (PTY) LTD.
---------------------------------------------------------

     In March 1998, the Company completed the sale of its 60% interest in Lazare Kaplan Botswana (Pty) Ltd. for a price of $11.1 million in cash and recorded a gain of approximately $3.7 million on the transaction (net of $485,000 of Botswana taxes). The Company established the Botswana cutting factory in 1990 in partnership with the Government of Botswana and successfully undertook an intensive start-up and training program.

     Through March 1998, the Company consolidated the accounts of Lazare Kaplan Botswana (Pty) Ltd. Minority interest represents the minority stockholders' proportionate share of the results of operations and equity of Lazare Kaplan Botswana (Pty) Ltd. through the date of the sale of the Company's interest.

8. STOCK OPTION INCENTIVE PLAN
---------------------------------------------------------

     A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the '1988 Plan'). The 1988 Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

     A Long-term Stock Incentive Plan was approved by the Board of Directors on April 10, 1997 (the '1997 Plan'). The 1997 Plan has reserved 400,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

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

     Under APB Opinion No. 25, the Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123, pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 1998, 1997 and 1996 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to expense over the options' vesting period for the pro forma disclosures.

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

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

-------------------------------------------------------
                             1998      1997       1996
-------------------------------------------------------
Risk-free interest
  rate                       6.00%      6.00%     6.00%
Expected option life       5 YEARS    5 years   5 years
Expected volatility         35.70%     35.90%    38.20%
Expected dividends per
  share                     $ 0.00    $  0.00    $ 0.00
Weighted average
  estimated fair value
  per share of options
  granted at market price   $ 4.30    $  6.13    $ 2.75
Weighted average
  estimated fair value
  per share of options
  granted above market
  price                     $ 3.94    $  5.62    $ 2.53
Pro forma net income
  (000's)                   $2,042    $11,312    $6,961
Pro forma basic
  earnings per share        $ 0.24    $  1.58    $ 1.13
Pro forma diluted
  earnings per share        $ 0.24    $  1.52    $ 1.11
-------------------------------------------------------

     As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 1998, 1997 and 1996 may not be indicative of future years.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

     A summary of the Plans' activity for each of the three years in the period ended May 31, 1998 is as follows:

                                                           Weighted
                                                           average
                                                            price
                           Number                            per
                          of shares      Option price       share
-------------------------------------------------------------------
Outstanding -- June 1,
  1995                      590,149    $ 5.000-$  9.350    $  6.395
Options surrendered        (115,300)   $ 7.625-$  9.350    $  8.172
Options re-issued           115,300    $ 6.375-$ 7.0125    $  6.643
Options exercised           (39,751)   $ 5.000-$  7.625    $  5.685
-------------------------------------------------------------------
Outstanding -- May 31,
  1996                      550,398    $ 5.000-$  7.625    $  6.126
Options issued              224,250    $14.750-$ 16.225    $ 14.882
Options exercised          (116,141)   $ 5.000-$  7.625    $  6.130
-------------------------------------------------------------------
Outstanding -- May 31,
  1997                      658,507    $ 5.000-$ 16.225    $  9.107
Options expired                (600)   $ 5.000-$  5.000    $  5.000
Options issued              169,050    $10.375-$11.4125    $ 10.498
Options exercised          (191,633)   $ 5.000-$ 6.6000    $  5.872
-------------------------------------------------------------------
Outstanding -- May 31,
  1998                      635,324    $ 5.125-$ 16.225    $ 10.456
-------------------------------------------------------------------
Exercisable options         278,340
-------------------------------------------------------------------

     The following table summarizes information about stock options at May 31, 1998:

                                                 Exercisable stock
Outstanding stock options                             options
-------------------------------------------     --------------------
                                  Weighted
                                  average                   Weighted
                                 remaining                  average
                                 contractual                exercise
Range of prices      Shares         life        Shares       price
--------------------------------------------------------------------
$ 5.125-$  6.375     167,081     6.01 years     144,814     $  5.853
$7.0125-$  7.625      74,943     7.52 years      58,776     $  7.288
$10.375-$11.4125     169,050     9.04 years        -           -
$14.750-$ 16.225     224,250     8.43 years      74,750     $ 14.882
--------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES
---------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 1998 (in thousands):

                                               Operating
Year                                              leases
--------------------------------------------------------
1999                                                $365
2000                                                 361
2001                                                 319
2002                                                 319
2003                                                 319
Thereafter                                            93
--------------------------------------------------------
                                                  $1,776
--------------------------------------------------------

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended
May 31, 1998, 1997 and 1996, was approximately $422,000, $425,000 and $584,000, respectively.

10. PROFIT SHARING PLAN
---------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3,500,000. During 1998 and 1997 the Company contributed approximately $44,980 and $40,100 for calendar years 1997 and 1996, respectively. The Company did not make a matching contribution for calendar year 1995.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

11. GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 1998 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                                               UNITED                            ELIMI-     CONSOLI-
                                                               STATES     EUROPE     AFRICA     NATIONS      DATED
--------------------------------------------------------------------------------------------------------------------
Year ended May 31, 1998
Net sales to unaffiliated customers                           $107,298    $66,401    $48,918    $  -        $222,617
Transfers between geographic areas                              14,460     15,725     15,574     (45,759)      -
                                                              ------------------------------------------------------
     Total revenue                                            $121,758    $82,126    $64,492    $(45,759)   $222,617
                                                              ------------------------------------------------------
Gross profit                                                  $ 11,814    $ 1,016    $ 4,316    $ (3,246)   $ 13,900
                                                              ------------------------------------------------------
Income/(loss) from continuing operations before income tax
  provision and minority interest                             $  2,211    $   510    $  (608)   $    182    $  2,295
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1998                           $128,549    $14,834    $23,051    $(24,104)   $142,330
--------------------------------------------------------------------------------------------------------------------
Year ended May 31, 1997
Net sales to unaffiliated customers                           $164,109    $54,144    $41,544    $  -        $259,797
Transfers between geographic areas                              19,483     12,674     20,213     (52,370)      -
                                                              ------------------------------------------------------
     Total revenue                                            $183,592    $66,818    $61,757    $(52,370)   $259,797
                                                              ------------------------------------------------------
Gross profit                                                  $ 20,159    $   767    $ 6,019    $ (3,219)   $ 23,726
                                                              ------------------------------------------------------
Income from continuing operations before income tax
  provision and minority interest                             $  6,750    $   246    $   820    $    432    $  8,248
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1997                           $122,351    $10,422    $26,653    $(29,347)   $130,079
--------------------------------------------------------------------------------------------------------------------
Year ended May 31, 1996
Net sales to unaffiliated customers                           $175,032    $69,544    $21,745    $  -        $266,321
Transfers between geographic areas                              20,470     12,057     20,337     (52,864)      -
                                                              ------------------------------------------------------
     Total revenue                                            $195,502    $81,601    $42,082    $(52,864)   $266,321
                                                              ------------------------------------------------------
Gross profit                                                  $ 20,798    $   703    $ 4,511    $ (3,376)   $ 22,636
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  6,988    $   262    $  (886)   $    785    $  7,149
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1996                           $ 97,935    $13,150    $26,192    $(32,211)   $105,066
--------------------------------------------------------------------------------------------------------------------

     The identifiable assets which are included in the eliminations primarily represent advances to affiliates. These advances are included therein since the Company, which is the parent company, finances the operations of these affiliates.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1998, 1997 and 1996

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

13. DISCONTINUED OPERATION
---------------------------------------------------------

     During the fourth quarter of 1997 the Company discontinued its efforts to organize and participate in the privatization of the mining of the Akwatia and Birim deposits owned and operated by Ghana Consolidated Diamonds Ltd., in Ghana. The nature of these deposits, consisting of small size low quality stones which continued to be in oversupply and under price pressure in the marketplace, the continued decline in monthly production, and the inability towards the end of the fiscal year to reach agreement with the Ghanaian Government on the terms of future marketing rights were the primary reasons for this decision. The write-off of unamortized costs (net of tax benefit of $13,000) was $618,000.

14. TREASURY STOCK
---------------------------------------------------------

     In February 1998, the Board of Directors authorized the repurchase, at management's discretion, of up to 300,000 shares of the Company's common stock during the succeeding twelve months. During fiscal 1998 the Company purchased 2,000 shares of its common stock which are shown as a reduction of Stockholders' Equity.

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1998 in conformity with generally accepted accounting principles.

                                                Ernst & Young LLP

August 27, 1998
New York, New York

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS                      DIRECTORS AND OFFICERS                  REGISTRAR AND TRANSFER AGENT
529 Fifth Avenue                            Maurice Tempelsman                      ChaseMellon Transfer
New York, New York 10017                    Director;                               Services, LLC
Telephone (212) 972-9700                    Chairman of the Board                   85 Challenger Road
SUBSIDIARIES                                Leon Tempelsman                         Overpeck Center
Lazare Kaplan (Sierra Leone) Limited        Director;                               Ridgefield Park, N.J. 07660
Lazare Kaplan Japan Inc.                    Vice Chairman of the Board              COUNSEL
Lazare Kaplan Belgium, N.V.                 and President                           Warshaw Burstein Cohen
Lazare Kaplan Europe Inc.                   Michael W. Butterwick                   Schlesinger & Kuh, LLP
Lazare Kaplan Africa Inc.                   Director;                               555 Fifth Avenue
Lazare Kaplan Ghana Ltd.                    Business Consultant                     New York, New York 10017
Lazare Kaplan (Bermuda) Ltd.                Lucien Burstein                         INDEPENDENT AUDITORS
Kaplan Offshore Trading Limited             Director;                               Ernst & Young LLP
Supreme Gems N.V.                           Secretary                               787 Seventh Avenue
LK Enterprises Inc.                         Partner                                 New York, New York 10019
RCS, Inc.                                   Warshaw Burstein Cohen
Lazare Kaplan (Russia) Inc.                 Schlesinger & Kuh, LLP
Pegasus Overseas Limited                    (attorneys)
                                            Myer Feldman
                                            Director;
                                            Partner
                                            Ginsburg, Feldman and Bress,
                                            Chartered (attorneys)
                                            Sheldon L. Ginsberg
                                            Director;
                                            Executive Vice President and
                                            Chief Financial Officer
                                            Robert Speisman
                                            Director;
                                            Vice President - Sales

                                  [LOGO]

  LAZARE KAPLAN INTERNATIONAL INC., 529 FIFTH AVENUE, NEW YORK, NY 10017
                            (212) 972-9700