Form 10-K405, Exhibit 13
period 1999-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 1999-08-27
CIK 202375

                            LAZARE KAPLAN INTERNATIONAL INC.

"Photograph of the side view of a diamond with an enlarged laser inscription which reads "LD 2000 1/2000".

                                 [LAZARE KAPLAN LOGO]

                   The leader in ideal cut diamonds for over 90 years.

                                  1999 Annual Report

Cover photo: The LD 2000'TM' Millennium Lazare Diamond. To celebrate the millennium, Lazare Kaplan International Inc. introduced a limited edition series of Lazare Diamonds'r'. Each diamond will be inscribed with the commemorative
'LD 2000' insignia and that particular diamond's number in the series (i.e., 1/2000 through 2000/2000), as well as the standard Lazare Diamond logo and unique identification number.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              LAZARE KAPLAN INTERNATIONAL INC. 1999 ANNUAL REPORT

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name 'Lazare Diamonds'r'. Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers, Lazare Kaplan's traditional channel of distribution. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

AMERICAN STOCK EXCHANGE

The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

FORM 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 1999 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Ms. James, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

ANNUAL MEETING

November 4, 1999
10 A.M.
The Cornell Club
Six East 44th Street
Fifth Floor, Fall Creek Room
New York, New York 10017

MARKET PRICES OF COMMON
STOCK BY FISCAL QUARTER
-----------------------------------------

                         FISCAL 1999
                       -------------------
                       HIGH         LOW
------------------------------------------
FIRST                   12 1/4       8 1/4
SECOND                   9           6 1/2
THIRD                    8 1/4       6 3/4
FOURTH                   9 1/2       6 7/8
------------------------------------------

                  Fiscal 1998
           ---------------------------
                   High          Low
--------------------------------------
First              18 1/4       15 1/2
Second             17           14 1/8
Third              14 1/4       10
Fourth             12 5/8       10 1/16
---------------------------------------

As of July 30, 1999 there were 1,776 stockholders of record of the 8,368,343 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 4,743,043 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 2,200 beneficial holders.

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              TO OUR SHAREHOLDERS:

                                   [TO COME]

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                   [TO COME]

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------
(In thousands, except per share data)       1999          1998       1997         1996       1995
----------------------------------------- ---------------------------------------------------------
NET SALES                                  261,853       222,617    259,797      266,321    178,143
---------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations
  before income tax provision and
  minority interest                       ($11,575)     $  2,295   $  8,248     $  7,149   ($ 1,418)
---------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations  ($ 6,323)     $  2,724   $ 12,100     $  7,013   ($ 1,153)
---------------------------------------------------------------------------------------------------
Net income/(loss)                         ($ 6,323)(2)  $  2,724   $ 11,482     $  7,013   ($ 1,153)
---------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share from
  continuing operations (based on the
  weighted average number of shares)      ($  0.74)     $   0.32   $   1.69(1)  $   1.14   ($  0.19)
---------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share (based on
  the weighted average number of shares)  ($  0.74)     $   0.32   $   1.61(1)  $   1.14   ($  0.19)
---------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share from
  continuing operations (based on the
  weighted average number of shares)      ($  0.74)     $   0.31   $   1.63(1)  $   1.12   ($  0.18)
---------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share (based
  on the weighted average number of
  shares)                                 ($  0.74)     $   0.31   $   1.54(1)  $   1.12   ($  0.18)
---------------------------------------------------------------------------------------------------
At May 31:
  Total assets                            $151,913      $142,330   $130,079     $105,066   $ 99,163
---------------------------------------------------------------------------------------------------
  Long-term debt                          $ 38,575      $ 23,560   $ 17,145     $ 34,155   $ 26,430
---------------------------------------------------------------------------------------------------
  Working capital                         $106,581      $111,752   $105,291     $ 74,069   $ 59,290
---------------------------------------------------------------------------------------------------
  Stockholders' equity                    $ 85,994      $ 93,460   $ 90,544     $ 44,870   $ 37,695
---------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

(1) Reflects the impact of the issuance of 2,130,000 additional shares of common stock during 1997.

(2) Includes $2.8 million of fourth quarter losses incurred in the Company's rough diamond buying operations in Angola and $3.4 million of costs associated with the realignment of the Company's Japanese distribution in 1999.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1 -- 'Description of Business',
Item 3 -- 'Legal Proceedings', and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1999. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

     This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years '1999', '1998' and '1997' refer to the fiscal years ended May 31, 1999, 1998 and 1997, respectively.

RESULTS OF OPERATIONS

Net Sales
     Net sales in 1999 of $261,853,000 were 18% greater than net sales of $222,617,000 in 1998.

     The Company's net revenue from the sale of polished diamonds of $112,573,000 in 1999 was 34% greater than 1998 polished sales of $84,058,000.
The increase in polished diamond sales was primarily due to higher sales of polished stones from the Company's new factory in Russia. This was due to the fact that throughout 1999, the Company received regular and consistent shipments from the factory, making more goods available for sale in the current year. In the prior year, the Company did not receive its first shipment from this factory until the second half of the fiscal year. During 1999, the Company experienced increased volume in the United States and in Japan, the first sales increase in Japan in several years. These increases were partially offset by lower sales in Southeast Asia in the first half of 1999 as compared to the prior year.

     Rough diamond sales were $149,280,000 in 1999, an increase of 8% compared to $138,559,000 in 1998, despite lower purchases and sales in Angola during the second half of 1999. Angola experienced increased military activity between the Government of Angola and the rebel forces during this period which was heavily concentrated in the diamond producing regions. This resulted in fewer, less profitable diamonds available for purchase.

     Net sales in 1998 of $222,617,000 were 14% lower than net sales of $259,797,000 in 1997.

     The Company's net revenue from the sale of polished diamonds of $84,058,000 in 1998 was 12% lower than 1997 polished sales. The decrease in polished diamond sales was primarily due to the Company not receiving its first shipments of polished stones from its new factory in Russia until late November 1997, six months into the fiscal year. On a comparative basis, the Company experienced larger shipments during 1997 from its older Russian facility which had suspended production by 1998. Also, adverse economic conditions caused lower sales in Japan and Southeast Asia. Both of these items were partially offset by increased sales volume in the United States market.

     Rough diamond sales were $138,559,000 in 1998 compared to $164,643,000 in 1997, a decrease of 16%. This decrease was partially attributable to continued lower sales of better quality rough diamonds to the marketplace by DeBeers as well as the Company closing its rough diamond buying operation

                              [LAZARE KAPLAN LOGO]

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

Gross Profit

     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 1999 was 13% as compared to 11% in 1998. In 1999 the Polished Diamond Gross Margin was favorably impacted by increased sales volume of large stones produced at the Company's factory in Russia. In addition, during 1999 the Company had increased sales volume of higher margined Lazare Diamonds as compared to 1998.

     The gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones, has traditionally been approximately 3%. However, in 1999 the Company experienced a negative rough diamond margin of -2% which was caused by adverse results from the Company's operations in Angola, as discussed above. This was compounded by relatively high fixed infrastructure and security costs which could not be quickly reduced, certain purchases which resulted in significant losses upon resale, and the defection of a significant portion of the Company's expatriate rough diamond buying team. As a result, the Company incurred a loss of approximately $4.6 million ($2.8 million, net of tax) from its Angolan activities during the fourth quarter which was included in the cost of goods sold for rough diamonds and, therefore, adversely impacted the rough diamond gross margin.

     During 1999, the overall gross margin on net sales of both polished diamonds and rough diamonds was 4.5%. This compares to 6.2% in 1998 and 9.1% in 1997. The decrease in 1999 was primarily attributable to the lower rough diamond margin as discussed above. Excluding the effect of the losses sustained in Angola discussed above, the overall gross margin for 1999 would have been 6.3%. The decrease in 1998 was primarily attributable to the decrease in the Polished Diamond Gross Margin.

     Polished Diamond Gross Margin for 1998 was 11% as compared to 17% in 1997. In 1998 the Polished Diamond Gross Margin was impacted by increased costs of rough diamonds which the Company did not reflect in the selling price of its polished diamonds. In addition, the economic environment in Southeast Asia and Japan during the latter half of 1998 had impacted the Company's sales of larger, better quality stones, which carry higher margins.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses in 1999 of $15,103,000 (5.8% of net sales) increased 10% or $1,382,000 compared with expenses of $13,721,000 (6.2% of net sales) in 1998. The increase was primarily attributable to the opening of the Company's sales office in Japan in the beginning of 1999 partially offset by the capitalization of certain salary and benefit costs for those employees directly involved with the Company's implementation of its new computer system (in accordance with Statement of Position 98-1, 'Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use').

     Selling, general and administrative expenses in 1998 of $13,721,000 (6.2% of net sales) increased 11% or $1,355,000 compared with expenses of $12,366,000 (4.8% of net sales) in 1997. The increase was attributable to increases in selling commissions and benefits in 1998, as well as an increase in legal/consulting services and international travel associated with the evaluation of new business opportunities in the year.

Sale of Interest in Lazare Kaplan Botswana (Pty) Ltd.
     In 1998, the Company completed a transaction for the sale of its interest in Lazare Kaplan Botswana

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

(Pty) Ltd. for $11.1 million and recorded a gain of approximately $3.7 million (net of $485,000 of Botswana taxes) on the transaction.

Costs Associated with Realignment of Japanese Distribution

     After working with its former distributor of over 25 years, in 1999, the Company changed the nature of its distribution in Japan by assuming control of the distribution of its products and opening its own office. In this way, the Company has realigned its position with its retail and wholesale customers and shortened its channels of distribution. In addition, this realignment has enabled the Company, without interruption, to assume control of the expansion and maintenance of the Lazare Diamond brand name in Japan. As part of the realignment, the Company retained experienced Japanese staff, giving it immediate and direct access to important customers as well as in depth industry knowledge. The Company believes that this realignment was necessary in order to compete effectively in Japan (the world's second largest market for diamonds and diamond jewelry) in the years to come. As a result, the Company recorded a one-time, non-recurring charge of approximately $5.6 million ($3.4 million, net of tax) in 1999.

Interest Expense

     Net interest expense was $2,702,000, $2,062,000 and $3,112,000 in 1999,
1998 and 1997, respectively. The increase in 1999 was due to higher average balances outstanding on the Company's lines of credit of $22.2 million compared to $4.2 million in 1998, partially offset by lower interest expense on the Company's Senior Notes due to the reduction of the outstanding balance during the year. The decrease in 1998 was due to lower average balances outstanding on the Company's lines of credit of $4.2 million as compared to $15.1 million in 1997. In addition, interest expense on the Company's Senior Notes decreased by approximately $430,000 during 1998 due to the reduction of the outstanding balance.

Income Taxes

     During 1999 and 1998, the Company recorded a tax benefit of $5,280,000 and $260,000, respectively, primarily in recognition of the net operating losses incurred in those years.

     During 1997, the Company recorded a tax benefit of $3,375,000 related to the reversal of the valuation allowance that had been provided against the Company's deferred tax assets that arose primarily from net operating loss carryforwards.

Discontinued Operation

     During 1997, the Company discontinued its efforts to organize and participate in the privatization of the mining of the Akwatia and Birim deposits owned and operated by Ghana Consolidated Diamonds Ltd., in Ghana. The write-off of unamortized costs (net of tax benefit of $13,000) was $618,000 in fiscal 1997.

Earnings/(Loss) Per Share

     During 1999, 1998 and 1997, basic earnings/(loss) per share was ($0.74), $0.32 and $1.61, respectively. Diluted earnings per share was ($0.74), $0.31 and $1.54 in 1999, 1998 and 1997, respectively. In 1999, excluding the costs associated with the Company's realignment in Japan and the losses sustained in the Company's Angolan operation, basic and diluted earnings/(loss) per share would have been ($0.02). In 1997, basic and diluted earnings per share included a loss of $.08 and $.09 per share, respectively, from a discontinued operation. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of dilutive stock options. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to SFAS 128 requirements.

FOREIGN OPERATIONS

     International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. Where possible, the Company hedges its sales transactions in Japan to minimize the impact of any foreign currency exposure on its foreign revenue. Therefore, the Company does not experience any material foreign currency exposure in connection with its purchasing and selling activities. The functional currency for Lazare Kaplan Japan is the Japanese yen and, during 1999, the Company recognized foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $44,000 which are shown as a component of stockholders' equity in the accompanying balance sheet. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. (interest sold in March 1998) was the U.S. dollar and this subsidiary was not materially affected by foreign currency fluctuations.

IMPACT OF YEAR 2000

     In connection with the Company's efforts to update and modernize its information systems, as well as to address its Year 2000 issue, during 1998 the Company commenced the implementation of a new, fully integrated computer system. The majority of the costs of this implementation will be capitalized by the Company. The Company is utilizing both internal and external resources to implement and test its new software and hardware and anticipates substantially completing the project during the first quarter of fiscal year 2000. The total cost of the new computer system is expected to be approximately $3.5 million, of which $3.0 million has been incurred to date, including approximately $641,000 of salary and benefit costs (for certain employees who are directly involved with the project) and interest costs capitalized in accordance with Statement of Position 98-1, 'Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use'.

     In addition, the Company has identified its significant suppliers and other third party service providers and has initiated formal communications to determine the extent to which the Company's operations are vulnerable to the failure of those third parties to remediate their own Year 2000 issues. Contingency plans in the event of unsuccessful implementation of the above project or noncompliance of any of the Company's primary service providers have not been developed. However, the Company believes that any delay in the implementation of its new computer system beyond December 1999 would not have a material adverse effect on the Company's operations or its ability to service its customers.

     The costs of the computer project and the time frame in which the Company believes it will complete installation of its new computer system, including the Year 2000 compliance, are based on management's best estimates; however, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

LIQUIDITY -- CAPITAL RESOURCES

     The Company's working capital at May 31, 1999 was $106,581,000, a decrease of $5,171,000 from May 31, 1998. This decrease was primarily related to the reclassification of a portion of the Company's deferred tax assets to non-current assets.

     The Company's working capital at May 31, 1998 was $111,752,000, an increase of $6,461,000 from May 31, 1997. This increase was primarily related to higher inventories and accounts receivable partially offset by an increase in accounts payable and other current liabilities and a decrease in cash and cash equivalents.

     In the fourth quarter of 1998, the Company completed the sale of its interest in Lazare Kaplan Botswana (Pty) Ltd. for $11.1 million in cash. The Company used the proceeds to repay its outstanding non-current bank loans.

     Fixed asset additions totaled $4,144,000, $2,600,000 and $805,000 in 1999,
1998 and 1997, respectively. In 1998 the Company commenced the design and implementation of a new, fully integrated computer system which is Year 2000 compliant. The

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

Company incurred $1,900,000 and $1,100,000 in 1999 and 1998, respectively, in connection with this project. The Company expects to incur an additional $500,000 during the upcoming fiscal year in order to complete this project. In addition, in 1998 the fixed asset additions included new laser inscription equipment. In 1997 the fixed asset additions related primarily to machinery and equipment to be used in the Company's manufacturing facilities and buying offices.

     In May 1996, the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. As of May 31, 1999 and 1998 there was an aggregate balance outstanding of $32,158,000 and $10,700,000, respectively under this agreement. The increase in borrowing in 1999 compared to 1998 was due to the Company having received proceeds of $11.1 million in connection with the sale of its interest in Lazare Kaplan Botswana (Pty) Ltd. in March 1998 which was used to repay outstanding amounts under this facility. The Company was not in compliance with the annual cash flow covenant and the capital expenditure covenant under the revolving loan agreement for the year ended May 31, 1999. The banks have given a waiver to the Company with respect to these covenants for the year ended May 31, 1999. In addition, the banks have amended the cash flow covenant for the August 31, 1999, November 30, 1999 and February 29, 2000 measurement periods, and have amended the capital expenditure covenant for all future measurement periods.

     In May 1991, the Company, through a private placement, issued $30,000,000 of 9.97% Senior Notes, due May 15, 2001. As of May 31, 1999 and 1998, the balance of Senior Notes outstanding was $8,575,000 and $12,860,000, respectively. The Company was not in compliance with the requirements of the consolidated fixed charge ratio for the year ended May 31, 1999. The Senior Notes were amended in August 1999 to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarter ending
May 31, 1999, to waive compliance with the consolidated fixed charge ratio for the fiscal quarters ending August 31 and November 30, 1999, and to revise the consolidated fixed charge ratio for the fiscal quarter ending February 29, 2000.

     Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations, however, given the growth prospects of the Company, it may seek to increase its credit facilities during the upcoming year.

     Stockholders' equity was $85,994,000 at May 31, 1999, $93,460,000 at
May 31, 1998 and $90,544,000 at May 31, 1997. The decrease in 1999 was attributable to the net loss incurred during the period as well as the purchase of treasury stock. The increase in 1998 was attributable to the net income earned during the year. Stockholders received no dividends in 1999, 1998 or 1997.

BUSINESS DEVELOPMENTS

     Under the terms of its agreement with AK Almazi Rossii Sakha (ALROSA) of Russia, the Company equipped a diamond cutting factory which was completed in February 1997 within the ALROSA facility in Moscow. This facility is staffed by Russian technicians and managed and supervised by Company personnel. ALROSA has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing at this facility. In May 1997, the facility completed the production of its first polished stones and the Company received its first shipment of

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

polished stones produced at this facility during November 1997. Since that time the Company has received regular and consistent shipments of polished stones from the ALROSA facility. The Company is selling the resulting polished gem stones through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after reimbursement of costs incurred by each of the parties, generally are shared equally with ALROSA. This agreement serves as a long-term off-take arrangement to secure the repayment of the $62 million financing which has been received by ALROSA from a United States commercial bank and is guaranteed by the Export-Import Bank of the United States (Eximbank) for the purchase by ALROSA of U.S. manufactured mining equipment. This equipment is being used by ALROSA to increase production in its diamond mines.

     In March 1999, (in furtherance of a Memorandum of Understanding signed by Eximbank, ALROSA and the Company in July, 1998) the Company and ALROSA entered into a Cooperation Agreement to expand their relationship in the cutting, polishing and marketing of rough gem diamonds. Under the terms of this agreement, the Company and ALROSA agreed to refurbish two new polishing facilities (one of which is not yet operational) in Russia with an annual capacity to cut and polish up to $150 to $200 million of rough diamonds. These facilities will be in addition to the existing facility which is equipped to cut and polish $45 million per year of rough diamonds discussed above.

     In March 1999, the Company announced that a newly formed, wholly owned subsidiary, Pegasus Overseas Ltd. (POL) had entered into an exclusive ten-year agreement with a wholly owned subsidiary of General Electric Company (GE) under which POL will market natural diamonds that have undergone a new GE process that enhances certain characteristics of select, natural gemstone diamonds. The process is an additional step which complements the many steps to which a diamond is customarily subjected in the course of being extracted, processed with mechanical and chemical operations and then cut and polished. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process is designed to improve the color, brilliance and brightness of qualifying diamonds without reducing their all-natural content. The process, which was developed and is owned by GE, will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy cuts. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL will sell only diamonds that have undergone the new GE process. Each diamond sold by POL will be laser inscribed with the brand name 'GE POL.' POL began offering these diamonds to distributors around the world during late May 1999.

RISKS AND UNCERTAINTIES

     The world's sources of rough diamonds are highly concentrated in a limited number of countries. Varying degrees of political and economic risk exist in many of these countries. As a consequence, the diamond business is subject to various sovereign risks beyond the Company's control, such as changes in laws and policies affecting foreign trade and investment. In addition, the Company is subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 60% of the world's diamond output is purchased for resale by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been one of the Company's major suppliers of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

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

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Year Ended May 31,
----------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)              1999         1998         1997
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Net sales (Note 1)                                        $  261,853   $  222,617   $  259,797
Cost of sales (Note 1)                                       250,035      208,717      236,071
----------------------------------------------------------------------------------------------
                                                              11,818       13,900       23,726
----------------------------------------------------------------------------------------------
Selling, general and administrative expenses                  15,103       13,721       12,366
Interest expense, net of interest income                       2,702        2,062        3,112
Costs associated with realignment of Japanese
  distribution (Note 7)                                        5,588       -            -
Gain on sale of consolidated subsidiary (Note 8)              -            (4,178)      -
----------------------------------------------------------------------------------------------
                                                              23,393       11,605       15,478
----------------------------------------------------------------------------------------------
Income/(loss) from continuing operations before income
  tax provision/(benefit) and minority interest              (11,575)       2,295        8,248
Income tax provision/(benefit) (Notes 1 and 3)                (5,252)         417       (2,970)
----------------------------------------------------------------------------------------------
Income/(loss) from continuing operations before minority
  interest                                                    (6,323)       1,878       11,218
Minority interest in loss of consolidated subsidiary
  (Note 8)                                                    -               846          882
----------------------------------------------------------------------------------------------
Income/(loss) from continuing operations                      (6,323)       2,724       12,100
Loss from discontinued operation, net of income tax
  benefit (Note 13)                                           -            -               618
----------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                         $   (6,323)  $    2,724   $   11,482
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
EARNINGS/(LOSS) PER SHARE (Note 1)
Basic earnings per share from continuing operations       $    (0.74)  $     0.32   $     1.69
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Basic earnings per share                                  $    (0.74)  $     0.32   $     1.61
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Average number of shares outstanding during the period     8,488,861    8,499,131    7,151,099
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Diluted earnings per share from continuing operations     $    (0.74)  $     0.31   $     1.63
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Diluted earnings per share                                $    (0.74)  $     0.31   $     1.54
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Average number of shares outstanding during the period,
  assuming dilution                                        8,488,861    8,669,366    7,442,518
----------------------------------------------------------------------------------------------
                                                          ------------------------------------

See notes to consolidated financial statements.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                    May 31,
---------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                               1999       1998
---------------------------------------------------------------------------------
                                                              -------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 1)                          $  5,181   $  1,222
  Accounts receivable, less allowance for doubtful accounts
     ($202 and $143 in 1999 and 1998, respectively)             32,902     37,747
  Inventories, net (Note 1):
       Rough stones                                             30,363     23,843
       Polished stones                                          50,991     57,675
                                                              -------------------
          Total inventories                                     81,354     81,518
                                                              -------------------
  Prepaid expenses and other current assets                     13,038     12,640
  Deferred tax assets -- current (Note 3)                        1,450      3,785
---------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                 133,925    136,912
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 2)               8,151      4,734
OTHER ASSETS                                                     2,172        684
DEFERRED TAX ASSETS, net (Note 3)                                7,665      -
---------------------------------------------------------------------------------
                                                              $151,913   $142,330
---------------------------------------------------------------------------------
                                                              -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities (Notes 1
     and 4)                                                   $ 25,186   $ 25,160
  Notes payable -- other (Note 5)                                2,158      -
---------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                             27,344     25,160
SENIOR NOTES AND OTHER LONG-TERM DEBT (Notes 5 and 6)           38,575     23,560
DEFERRED TAX LIABILITIES (Note 3)                                -            150
---------------------------------------------------------------------------------
          TOTAL LIABILITIES                                     65,919     48,870
---------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY (Notes 9 and 14)
  Preferred stock, par value $.01 per share:
     Authorized, 5,000,000 shares, no shares outstanding         -          -
  Common stock, par value $1 per share:
     Authorized, 20,000,000 shares in 1999 and 1998
     Issued 8,535,493 and 8,534,549 shares in 1999 and 1998,
      respectively                                               8,535      8,535
  Additional paid-in capital                                    58,149     58,145
  Cumulative translation adjustment (Note 1)                        44      -
  Retained earnings                                             20,479     26,802
---------------------------------------------------------------------------------
                                                                87,207     93,482
  Less treasury stock, 167,150 and 2,000 shares at cost in
     1999 and 1998, respectively                                (1,213)       (22)
---------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                            85,994     93,460
---------------------------------------------------------------------------------
                                                              $151,913   $142,330
---------------------------------------------------------------------------------
                                                              -------------------

See notes to consolidated financial statements.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Additional   Cumulative                              Total
                                   Common    Paid-in     Translation   Retained   Treasury   Stockholders'
(In thousands, except share data)  Stock     Capital     Adjustment    Earnings    Stock        Equity
----------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------
Balance, May 31, 1996              $6,176    $26,098       $-          $12,596    $  -          $44,870
Net income                           -         -            -           11,482       -           11,482
Exercise of stock options,
  100,696 shares issued              101         519        -             -          -              620
Sale of common stock, net          2,130      31,442        -             -          -           33,572
----------------------------------------------------------------------------------------------------------
Balance, May 31, 1997              8,407      58,059        -           24,078       -           90,544
Net income                           -         -            -            2,724       -            2,724
Exercise of stock options,
  127,428 shares issued              128          86        -             -          -              214
Purchase of treasury stock, 2,000
  shares                             -         -            -             -           (22)          (22)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 1998              8,535      58,145        -           26,802        (22)       93,460
Comprehensive income/(loss):
     Net income/(loss)               -         -            -           (6,323)      -           (6,323)
     Foreign currency translation    -         -              44          -          -               44
                                                                                             -------------
Comprehensive income/(loss)                                                                      (6,279)
Exercise of stock options, 944
  shares issued                      -             4        -             -          -                4
Purchase of treasury stock,
  165,150 shares                     -         -            -             -        (1,191)       (1,191)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 1999              $8,535    $58,149         $44       $20,479    ($1,213)      $85,994
----------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------

See notes to consolidated financial statements.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended May 31,
         -------------------------------------------------------------------------------------------
         (IN THOUSANDS)                                                 1999       1998       1997
         -------------------------------------------------------------------------------------------
                                                                       -----------------------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income/(loss)                                             $(6,323)  $  2,724   $ 11,482
         Adjustments to reconcile net income/(loss) to net cash
           provided by/(used in) operating activities:
              Depreciation and amortization                                943      2,070      2,376
              Provision for uncollectible accounts                          60         60        (25)
              Benefit from deferred income taxes                        (5,480)      (260)    (3,375)
              Minority interest in loss of consolidated subsidiary        -          (846)      (882)
              Net gain on sale of consolidated subsidiary                 -        (3,693)     -
              Loss from discontinued operation                            -         -            618
         (Increase)/decrease in assets and increase/ (decrease) in
           liabilities:
              Accounts receivable                                        4,785     (8,204)    (4,114)
              Rough and polished inventories                               164    (25,588)    (9,899)
              Prepaid expenses and other current assets                   (398)    (1,837)    (1,625)
              Other assets                                              (1,704)        66      1,544
              Accounts payable and other current liabilities                26     12,628     (1,412)
                                                                       -----------------------------
         Net cash provided by/(used in) operating activities            (7,927)   (22,880)    (5,312)
         -------------------------------------------------------------------------------------------
         CASH FLOWS FROM INVESTING ACTIVITIES:
         Capital expenditures                                           (4,144)    (2,600)      (805)
         Proceeds from sale of stock in consolidated subsidiary           -        11,100      -
         Proceeds from sale of fixed assets                               -         -             25
                                                                       -----------------------------
         Net cash provided by/(used in) investing activities            (4,144)     8,500       (780)
         -------------------------------------------------------------------------------------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
         Increase/(decrease) in short-term borrowings                    2,158     (1,343)    (1,657)
         Increase/(decrease) in long-term borrowings                    15,015      6,415    (17,010)
         Purchase of treasury stock                                     (1,191)       (22)     -
         Proceeds from exercise of stock options                             4        214        620
         Proceeds from issuance of common stock, net                      -         -         33,572
                                                                       -----------------------------
         Net cash provided by/(used in) financing activities            15,986      5,264     15,525
         -------------------------------------------------------------------------------------------
         Effect of cumulative translation adjustment                        44      -          -
         Net increase/(decrease) in cash and cash equivalents            3,959     (9,116)     9,433
         Cash and cash equivalents at beginning of year                  1,222     10,338        905
                                                                       -----------------------------
         Cash and cash equivalents at end of year                      $ 5,181   $  1,222   $ 10,338
         -------------------------------------------------------------------------------------------
                                                                       -----------------------------
         SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
         Cash paid during the year for:
         Interest                                                      $ 2,872   $  2,288   $  3,573
         Income taxes                                                  $   129   $    716   $    458
         -------------------------------------------------------------------------------------------

       See notes to consolidated financial statements.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

1. ACCOUNTING POLICIES
---------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Through March 1998, the Company owned 60% of Lazare Kaplan Botswana (Pty) Ltd. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. through such date (see Note 8). With effect from January 1, 1998, the Company restructured certain foreign operations. This resulted in the inclusion of all revenue from these operations and an increase in rough diamond sales for the year ended May 31, 1998 of approximately $37 million. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years '1999', '1998' and '1997' refer to the fiscal years ended May 31, 1999, 1998 and 1997, respectively.

b. Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

     The Company's net sales to customers in each of the following regions for the years ended May 31, 1999, 1998 and 1997 are set forth below:

                        1999   1998   1997
------------------------------------------
                        ------------------
United States            31%    28%    22%
Far East                  8%     7%     9%
Europe, Israel & other   61%    65%    69%
------------------------------------------
                        100%   100%   100%
------------------------------------------
                        ------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 1999, 1998 and 1997. Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables.

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

g. Deferred costs

     The Company deferred the recognition of certain costs for professional fees, travel and total staffing incurred during the construction and training period of the Company's cutting and polishing facility in Botswana. Such costs included only direct and incremental costs incurred during the start-up period. These costs were amortized from June 1, 1993 through March 1998, the date the Company sold its interest in Lazare Kaplan Botswana (Pty) Ltd. (see Note 8). All other deferred costs are amortized over their estimated useful lives, generally less than ten years.

h. Asset Impairments

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

i. Foreign currency

     All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. Where possible, the Company hedges its sales transactions in Japan to minimize the impact of any foreign currency exposure on its foreign revenue. Therefore, the Company does not experience any material foreign currency exposure in connection with its purchasing and selling activities. The functional currency for Lazare Kaplan Japan is the Japanese yen and the Company recognizes foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan which are shown as a component stockholders' equity in the accompanying balance sheets. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. (interest sold in March 1998) was the U.S. dollar and this subsidiary was not materially affected by foreign currency fluctuations.

j. Advertising

     Advertising costs are expensed as incurred and were $1,214,000, $1,148,000 and $1,054,000 in 1999, 1998, and 1997, respectively.

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

     There were no taxable dividends paid to the Company from foreign subsidiaries during 1999.

l. Earnings/(Loss) per share

     The Company computes basic earnings per share based upon the weighted average number of common shares outstanding, and diluted earnings per share based upon the weighted average number of common shares outstanding including the impact of dilutive stock options.

m. Risks and Uncertainties

     The world's sources of rough diamonds are highly concentrated in a limited number of countries. Varying degrees of political and economic risk exist in many of these countries. As a consequence, the diamond business is subject to various sovereign risks beyond the Company's control, such as changes in laws and policies affecting foreign trade and investment. In addition, the Company is subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 60% of the world's diamond output is purchased for resale by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been one of the Company's major suppliers of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

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

n. Stock Incentive Plans

     The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations and makes certain pro forma disclosures (see Note 9).

o. Comprehensive Income/(Loss)

     As of June 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, 'Reporting Comprehensive Income' (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income/(loss) or stockholders' equity. SFAS 130 requires foreign currency translation adjustments to be included in other comprehensive income. For the year ended May 31, 1999, total comprehensive loss was $6,279,000.

p. New Accounting Pronouncements

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, 'Reporting on the Costs of Start-Up Activities'. The SOP broadly defines start-up costs as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, initiating a new process in an existing facility or commencing some new operation. The Company is required to adopt the new standard on June 1, 1999. The SOP requires that start-up costs capitalized prior to adoption be written off as a cumulative effect of a change in accounting principle and any future start-up costs be expensed as incurred. Management expects the adoption of the SOP to result in a charge of approximately $1,750,000 (net of tax) in the first quarter of fiscal year
May 31, 2000. This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's newly formed, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and
b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK Almazi Rossii Sakha of Russia.

2. PROPERTY, PLANT AND EQUIPMENT
-------------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                May 31,
--------------------------------------------
                            1999      1998
--------------------------------------------
                           -----------------
Land and buildings         $ 2,436   $ 1,526
Leasehold improvements       2,107     1,883
Machinery, tools and
  equipment                  4,247     4,275
Furniture and fixtures       1,850     1,113
Computer hardware and
  equipment                  2,093     1,973
Construction in progress     3,393     1,278
--------------------------------------------
                            16,126    12,048
Less accumulated
  depreciation and
  amortization               7,975     7,314
--------------------------------------------
                           $ 8,151   $ 4,734
--------------------------------------------
                           -----------------
Depreciation and amortization
  rates:
--------------------------------------------
Buildings                          2 TO 3.7%
Leasehold improvements            3.7 TO 20%
Machinery, tools and
  equipment                        10 TO 25%
Furniture and fixtures             10 TO 20%
Computer hardware and
  equipment                        10 TO 33%
--------------------------------------------

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

     Depreciation expense for 1999, 1998 and 1997 was $727,000, $1,082,000 and
$1,252,000, respectively.

3. INCOME TAXES
---------------------------------------------------------

     The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                   May 31,
-----------------------------------------------
                               1999      1998
-----------------------------------------------
                              -----------------
Deferred tax assets:
  Operating loss and other
     carryforwards            $ 9,100   $ 4,350
  Other                           650       700
Deferred tax liabilities:
  Depreciation                     50       150
-----------------------------------------------
                                9,700     4,900
Less: Valuation allowance        (585)   (1,265)
-----------------------------------------------
Net deferred tax assets       $ 9,115   $ 3,635
-----------------------------------------------
                              -----------------

     The income tax provision/(benefit) is comprised of the following (in thousands):

                          Year ended May 31,
------------------------------------------------
                        1999     1998     1997
------------------------------------------------
                       -------------------------
Current:
Federal                $  -      $  20   $   192
State and local             28      24        88
Foreign                   -        633       125
------------------------------------------------
                            28     677       405
Deferred:
Federal, state and
  local                 (5,280)   (260)   (3,375)
------------------------------------------------
                       $(5,252)  $ 471   $(2,970)
------------------------------------------------
                       -------------------------

     Income/(loss) before income taxes from the Company's domestic and foreign operations was ($11,102,000) and ($473,000), respectively for the year ended May 31, 1999, $3,615,000 and ($1,320,000), respectively for the year ended
May 31, 1998 and $9,224,000 and ($976,000), respectively for the year ended May 31, 1997.

     The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

------------------------------------------------
                        1999     1998     1997
------------------------------------------------
                       -------------------------

Tax provision/
  (benefit) at
  statutory rate      $(3,936)  $ 780   $ 2,594
(Decrease)/increase
  in taxes resulting
  from:
  Differential
     attributable to
     foreign
     operations            (58)    149       698
  State and local
     taxes, net of
     Federal benefit      (578)      8        58
  Utilization of net
     operating loss
     carryforwards           -       -    (2,945)
  Change in valuation
     allowance for
     deferred tax
     asset                (680)   (520)   (3,375)
------------------------------------------------
  Actual tax
  provision/(benefit)  $(5,252)  $ 417   $(2,970)
------------------------------------------------
                       -------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                          Net
                                    Operating
Year                                   Losses
---------------------------------------------
                                     -------
2000                                 $ 2,000
2001                                   3,500
2002                                     500
2007                                     500
2008                                     900
2010                                     400
2013                                   1,200
2019                                  11,350
---------------------------------------------
                                     $20,350
---------------------------------------------
                                     -------

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $12,600,000 each, expiring from 2000 to 2014. The Company has Puerto Rico net operating loss carryforwards of approximately $2,000,000 expiring from 2000 through 2005.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

     During 1999, the Internal Revenue Service (IRS) completed an examination of the Company's consolidated Federal income tax returns for the taxable years ended May 31, 1995 through 1997 and made no adjustments to those returns as filed. During 1998, the IRS completed an examination of the Company's consolidated Federal income tax returns for the taxable years ended May 31, 1991 through 1994 during which it made an adjustment to the Company's net operating loss carryforwards in an amount of approximately $2.0 million. The tax paid by the Company as a result of these examinations was insignificant.

4. ACCOUNTS PAYABLE AND OTHER
   CURRENT LIABILITIES
---------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                            1999      1998
--------------------------------------------
                           -----------------
Accounts payable           $13,109   $ 9,816
Accrued expenses            12,077    15,344
--------------------------------------------
                           $25,186   $25,160
--------------------------------------------
                           -----------------

5. LINES OF CREDIT
---------------------------------------------------------

     On May 14, 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends. The Company was not in compliance with the cash flow covenant and the capital expenditure covenant under the revolving loan agreement for the years ended May 31, 1999 and 1998. The banks have given a waiver to the Company with respect to these covenants for the year ended May 31, 1999. In addition, the banks have amended the cash flow covenant for the August 31, 1999, November 30, 1999 and February 29, 2000 measurement periods, and have amended the capital expenditure covenant for all future measurement periods. The banks had given a waiver to the Company with respect to these covenants for the year ended May 31, 1998 and amended such covenants for the fiscal 1999 measurement periods. As of May 31, 1999 and 1998 there was an aggregate balance outstanding of $32,158,000 and $10,700,000, respectively, under this agreement. The weighted average interest rate during 1999 and 1998 on the Company's revolving loan was 6.96% and 7.56%, respectively.

6. SENIOR NOTES AND OTHER LONG-TERM DEBT
---------------------------------------------------------

     In May 1991, the Company, through a private placement, issued $30,000,000 of unsecured 9.97% Senior Notes, due May 15, 2001. Interest is payable semi-annually every May 15 and November 15. Repayments of $4,285,000 annually commenced on May 15, 1995 and end in 2000 with the remaining principal of $4,290,000 payable on May 15, 2001. As of May 31, 1999 and 1998, the balance of Senior Notes outstanding was $8,575,000 and $12,860,000, respectively.

     Provisions of the Senior Notes require, among other things,
(a) maintenance of defined levels of consolidated tangible net worth and current working capital, (b) limitation of borrowing levels and (c) limitations on restricted payments, including the amount of dividends. Under the provisions of the Senior Notes, the Company is permitted to declare dividends subject to certain limitations set forth in the Senior Note Agreement. The Company was not in compliance with the requirements of the consolidated fixed charge ratio for the year ended May 31, 1999. The Senior Notes were amended in August 1999 to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarter ending

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

May 31, 1999, to waive compliance with the consolidated fixed charge ratio for the fiscal quarters ending August 31 and November 30, 1999, and to revise the consolidated fixed charge ratio for the fiscal quarter ending February 29, 2000.

7. COSTS ASSOCIATED WITH REALIGNMENT OF
   JAPANESE DISTRIBUTION
---------------------------------------------------------

     After working with its former distributor of over 25 years, in 1999, the Company changed the nature of its distribution in Japan by assuming control of the distribution of its products and opening its own office. In this way, the Company has realigned its position with its retail and wholesale customers and shortened its channels of distribution. In addition, this realignment has enabled the Company, without interruption, to assume control of the expansion and maintenance of the Lazare Diamond brand name in Japan. As part of the realignment, the Company retained experienced Japanese staff, giving it immediate and direct access to important customers as well as in depth industry knowledge. The Company believes that this realignment was necessary in order to compete effectively in Japan (the world's second largest market for diamonds and diamond jewelry) in the years to come. As a result, the Company recorded a one-time, non-recurring charge of approximately $5.6 million ($3.4 million, net of tax) in 1999.

8. SALE OF INTEREST IN LAZARE KAPLAN
   BOTSWANA (PTY) LTD.
---------------------------------------------------------

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

9. STOCK INCENTIVE PLANS
---------------------------------------------------------

     A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the 1988 Plan). The 1988 Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries. No future grants may be made under the 1988 Plan, although options may continue to be exercised.

     A Long-Term Stock Incentive Plan was approved by the Board of Directors on April 10, 1997 (the 1997 Plan). The 1997 Plan has reserved 400,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries. An increase to 600,000 shares reserved for issuance under the 1997 Plan was approved by the Board of Directors on August 5, 1999 and is subject to stockholder approval at the 1999 Annual Meeting.

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

     The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123 'Accounting for Stock-Based Compensation', pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 1999, 1998 and 1997 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

an expense over the options' vesting period for the pro forma disclosures.

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

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

------------------------------------------------
                        1999     1998     1997
------------------------------------------------
                       -------------------------
Risk-free interest
  rate                  6.00%    6.00%     6.00%
Expected option life  5 YEARS   5 years  5 years
Expected volatility    37.30%   35.70%    35.90%
Expected dividends
  per share            $ 0.00   $ 0.00   $  0.00
Weighted average
  estimated fair
  value per share of
  options granted at
  market price         $ 3.13   $ 4.30   $  6.13
Weighted average
  estimated fair
  value per share of
  options granted
  above market price     --     $ 3.94   $  5.62
Pro forma net
  income/(loss)
  (000's)              $(7,103) $2,042   $11,312
Pro forma basic
  earnings/(loss) per
  share                $(0.84)  $ 0.24   $  1.58
Pro forma diluted
  earnings/(loss) per
  share                $(0.84)  $ 0.24   $  1.52
------------------------------------------------
                       -------------------------

     As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 1999, 1998 and 1997 may not be indicative of future years.

     A summary of the Plans' activity for each of the three years in the period ended May 31, 1999 is as follows:

                                                         Weighted
                                                         average
                                                          price
                           Number                          per
                          of shares     Option price      share
-----------------------------------------------------------------
                          ---------------------------------------
Outstanding -- June 1,
  1996                     550,398    $ 5.000-$  7.625   $ 6.126
Options issued             224,250    $14.750-$ 16.225   $14.882
Options exercised         (116,141)   $ 5.000-$  7.625   $ 6.130
-----------------------------------------------------------------
Outstanding -- May 31,
  1997                     658,507    $ 5.000-$ 16.225   $ 9.107
Options expired               (600)   $ 5.000-$  5.000   $ 5.000
Options issued             169,050    $10.375-$11.4125   $10.498
Options exercised         (191,633)   $ 5.000-$ 6.6000   $ 5.872
-----------------------------------------------------------------
Outstanding -- May 31,
  1998                     635,324    $ 5.125-$ 16.225   $10.456
Options expired             (8,834)   $ 6.375-$  7.625   $ 7.578
Options issued               6,500    $ 7.375-$  7.375   $ 7.375
Options exercised           (5,666)   $ 6.000-$  6.375   $ 6.044
-----------------------------------------------------------------
Outstanding -- May 31,
  1999                     627,324    $ 5.125-$ 16.225   $10.505
-----------------------------------------------------------------
                          ---------------------------------------
Exercisable options        433,374
-----------------------------------------------------------------
                          --------

     The following table summarizes information about stock options at May 31, 1999:

                                          Exercisable stock
Outstanding stock options                      options
---------------------------------------   ------------------
                             Weighted
                              average               Weighted
                             remaining              average
                            contractual             exercise
Range of prices   Shares       life       Shares     price
------------------------------------------------------------
------------------------------------------------------------
$ 5.125-$  6.375  161,081   4.64 years    161,081   $ 5.917
$7.0125-$  7.625   72,943   6.37 years     66,443   $ 7.178
$10.375-$11.4125  169,050   8.04 years     56,350   $10.498
$14.750-$ 16.225  224,250   7.43 years    149,500   $14.882
------------------------------------------------------------

10. COMMITMENTS AND CONTINGENCIES
---------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

initial terms of more than one year consist of the following at May 31, 1999 (in thousands):

                                   Operating
Year                                  leases
--------------------------------------------
                                      ------
2000                                  $  507
2001                                     354
2002                                     317
2003                                     317
2004                                      93
Thereafter                                 0
--------------------------------------------
                                      $1,588
--------------------------------------------
                                      ------

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended
May 31, 1999, 1998 and 1997, was approximately $542,000, $422,000 and $425,000, respectively.

     On or about April 13, 1999, International Diamond Traders CY B.V.B.A. ('IDT') and Avi Neumark ('Neumark'), the President and controlling stockholder of IDT, commenced an action in the U.S. District Court for the Southern District of New York against the Company, Lazare Kaplan Belgium, N.V., a subsidiary of the Company ('LKB'), and Maurice Tempelsman, Leon Tempelsman and Sheldon Ginsberg, each of whom is a director and officer of the Company and a director of LKB. The plaintiffs subsequently amended their complaints to eliminate LKB and Mr. Ginsberg as defendants. The plaintiffs alleged, among other things, that the Company and its principals fraudulently induced IDT to make more than $1.75 million in payments to the Company in connection with an alleged 'joint venture' for the purchase of rough diamonds, excluded IDT from this relationship and expropriated its interest, defamed the plaintiffs, causing injury to their business reputation and interfered with plaintiffs' business prospects. The plaintiffs are seeking damages of $1.75 million, together with interest, general, consequential and other damages in an unspecified amount and punitive damages. The plaintiffs further seek the value of half of the alleged profits since September 1998, the date at which the relationship was allegedly wrongfully terminated. In addition, the plaintiffs allege that the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998 inaccurately includes all of the sales of the Company's Angolan operations. The Company believes that the plaintiffs' allegations are without merit and is vigorously defending this action.

     In a related matter, on or about April 13, 1999, Novel Diamonds Inc. ('Novel') and Lexco Limited ('Lexco') submitted a demand for arbitration to the International Chamber of Commerce naming as respondents, the Company, Lazare Kaplan (Bermuda) Ltd., a wholly-owned subsidiary of the Company, LKN Diamond Company, LTD. ('LKN') and Sheldon Ginsberg. Each of the claimants is controlled by Neumark. The claimants have alleged, among other things, that the respondents are in breach of their obligations to transfer the Company's 'rough diamond trading sight' (the 'sight') to LKN as was allegedly required by a 1994 shareholders agreement and have improperly barred claimants and Mr. Neumark from access to the 'sight' business. As a result of the foregoing, the claimants are seeking damages of $5 million and at least 50% of the profits from the 'sight' business since September 1998, plus interest, and 50% of the net asset value of LKN, including the 'sight'. The Company believes that the claimants' allegations are without merit and is vigorously defending this action.

     The two above actions followed the institution, earlier in 1999, of an arbitration proceeding jointly submitted by Neumark, IDT and the Company. This matter was voluntarily submitted to arbitration by Neumark, IDT and the Company to resolve all monetary disputes between the parties as a result of the termination of their relationship, except for those that are the subject of the foregoing actions. All matters submitted to arbitration have been substantially resolved with the exception of the following (i) whether there is any goodwill arising from the alleged relationship in Angola, and (ii) if goodwill exists, the value of such goodwill and the amount of the payment, if any, to be made. The Company believes that such claim for goodwill is without merit and is vigorously defending its position that no payment for goodwill is appropriate.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

     If the opposing parties are successful in some or all of above related proceedings, the Company's business could be materially and adversely affected.

     In addition, Neumark has commenced an action in Delaware Chancery Court against the Company seeking the right to inspect, and make copies of, certain books and records of the Company and LKB.

11. PROFIT SHARING PLAN
---------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3,500,000. During 1998 and 1997 the Company contributed approximately $45,000 and $40,100 for calendar years 1997 and 1996, respectively. The Company did not make a matching contribution during 1999 for calendar year 1998.

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

12. GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 1999 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                    NORTH                                       ELIMI-     CONSOLI-
                                   AMERICA     EUROPE     AFRICA    FAR EAST    NATIONS     DATED
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------
Year ended May 31, 1999
Net sales to unaffiliated
  customers                        $113,017   $ 98,339   $ 36,206   $14,291    $   -       $261,853
Transfers between geographic
  areas                              22,798      9,432     70,913      -        (103,143)     -
                                   ----------------------------------------------------------------
     Total revenue                 $135,815   $107,771   $107,119   $14,291    $(103,143)  $261,853
                                   ----------------------------------------------------------------
Gross profit/(loss)                $ 11,791   $    689   $ (3,001)  $ 2,692    $    (353)  $ 11,818
                                   ----------------------------------------------------------------
Income/(loss) from continuing
  operations before income tax
  provision and minority interest  $ (7,361)  $    (96)  $ (3,713)  $   (52)   $    (353)  $(11,575)
                                   ----------------------------------------------------------------
Identifiable assets at May 31,
  1999                             $145,493   $ 22,602   $ 34,096   $ 9,719    $ (59,997)  $151,913
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------
Year ended May 31, 1998
Net sales to unaffiliated
  customers                        $107,298   $ 66,401   $ 48,918   $  -       $   -       $222,617
Transfers between geographic
  areas                              14,460     15,725     52,371      -         (82,556)     -
                                   ----------------------------------------------------------------
     Total revenue                 $121,758   $ 82,126   $101,289   $  -       $ (82,556)  $222,617
                                   ----------------------------------------------------------------
Gross profit                       $ 11,814   $  1,016   $  4,316   $  -       $  (3,246)  $ 13,900
                                   ----------------------------------------------------------------
Income/(loss) from continuing
  operations before income tax
  provision and minority interest  $  2,211   $    510   $   (608)  $  -       $     182   $  2,295
                                   ----------------------------------------------------------------
Identifiable assets at May 31,
  1998                             $128,549   $ 14,834   $ 23,051   $  -       $ (24,104)  $142,330
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------
Year ended May 31, 1997
Net sales to unaffiliated
  customers                        $164,109   $ 54,144   $ 41,544   $  -       $   -       $259,797
Transfers between geographic
  areas                              19,483     12,674     20,213      -         (52,370)     -
                                   ----------------------------------------------------------------
     Total revenue                 $183,592   $ 66,818   $ 61,757   $  -       $ (52,370)  $259,797
                                   ----------------------------------------------------------------
Gross profit                       $ 20,159   $    767   $  6,019   $  -       $  (3,219)  $ 23,726
                                   ----------------------------------------------------------------
Income from continuing operations
  before income tax provision and
  minority interest                $  6,750   $    246   $    820   $  -       $     432   $  8,248
                                   ----------------------------------------------------------------
Identifiable assets at May 31,
  1997                             $122,351   $ 10,422   $ 26,653   $  -       $ (29,347)  $130,079
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------

     The identifiable assets which are included in the eliminations primarily represent advances to affiliates. These advances are included therein since the Company, which is the parent company, finances the operations of these affiliates.

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1999, 1998 and 1997

     Revenue and gross profit for each of the three years in the period ended May 31, 1999 classified by product were as follows (in thousands):

                                                              POLISHED    ROUGH      TOTAL
--------------------------------------------------------------------------------------------
                                                              ------------------------------
Year ended May 31, 1999
Net sales                                                     $112,573   $149,280   $261,853
                                                              ------------------------------
Gross profit/(loss)                                           $ 14,415   $ (2,597)  $ 11,818
--------------------------------------------------------------------------------------------
                                                              ------------------------------
Year ended May 31, 1998
Net sales                                                     $ 84,058   $138,559   $222,617
                                                              ------------------------------
Gross profit                                                  $  9,369   $  4,531   $ 13,900
--------------------------------------------------------------------------------------------
                                                              ------------------------------
Year ended May 31, 1997
Net sales                                                     $ 95,154   $164,643   $259,797
                                                              ------------------------------
Gross profit                                                  $ 16,560   $  7,166   $ 23,726
--------------------------------------------------------------------------------------------
                                                              ------------------------------

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

14. TREASURY STOCK
---------------------------------------------------------

     The Board of Directors authorized the repurchase, at management's discretion, of up to 500,000 shares of the Company's common stock from time to time through March 22, 2000. During 1999 and 1998 the Company purchased 165,150 and 2,000 shares, respectively, of its common stock which are shown as a reduction of stockholders' equity in the accompanying balance sheets.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------

     The following is a summary of the results of operations for the years ended May 31, 1999 and 1998 (in thousands, except per share data):

                                                                          QUARTER
------------------------------------------------------------------------------------------------
                                                            FIRST    SECOND     THIRD    FOURTH
------------------------------------------------------------------------------------------------
                                                           -------------------------------------
1999
Net sales                                                  $68,844   $74,705   $47,045   $71,259
Gross profit                                               $ 3,193   $ 3,743   $ 3,863   $ 1,019
Net income/(loss)                                          $  (547)  $  (627)  $   263   $(5,412)(1)
Basic earnings/(loss) per share                            $ (0.06)  $ (0.07)  $  0.03   $ (0.64)
Diluted earnings/(loss) per share                          $ (0.06)  $ (0.07)  $  0.03   $ (0.64)
1998
Net sales                                                  $45,245   $46,848   $60,627   $69,897
Gross profit                                               $ 2,552   $ 4,160   $ 3,667   $ 3,521
Net income/(loss)                                          $  (659)  $   205   $    45   $ 3,133(2)
Basic earnings/(loss) per share                            $ (0.08)  $  0.02   $  0.01   $  0.37
Diluted earnings/(loss) per share                          $ (0.08)  $  0.02   $  0.01   $  0.36

(1) Includes $2.8 million of losses incurred in the Company's rough diamond buying operations in Angola and $3.4 million of costs associated with the realignment of the Company's Japanese distribution.

(2) Includes $3.7 million gain associated with the sale of the Company's interest in Lazare Kaplan Botswana (Pty) Ltd.

                              [LAZARE KAPLAN LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1999 in conformity with generally accepted accounting principles.


                                                 ERNST & YOUNG LLP

August 25, 1999
New York, New York

                              [LAZARE KAPLAN LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS             DIRECTORS AND OFFICERS                 REGISTRAR AND TRANSFER
529 Fifth Avenue                                                          AGENT
New York, New York 10017           Maurice Tempelsman
Telephone (212) 972-9700           Director;                              ChaseMellon Transfer
                                   Chairman of the Board                  Services, LLC
                                                                          85 Challenger Road
                                   Leon Tempelsman                        Overpeck Center
                                   Director;                              Ridgefield Park, NJ 07660
                                   Vice Chairman of the Board
                                   and President                          COUNSEL

                                   Lucien Burstein                        Warshaw Burstein Cohen
                                   Director;                              Schlesinger & Kuh, LLP
                                   Secretary                              555 Fifth Avenue
                                   Partner                                New York, New York 10017
                                   Warshaw Burstein Cohen
                                   Schlesinger & Kuh, LLP                 INDEPENDENT AUDITORS
                                   (attorneys)
                                                                          Ernst & Young LLP
                                   Myer Feldman                           787 Seventh Avenue
                                   Director;                              New York, New York 10019
                                   Attorney

                                   Sheldon L. Ginsberg
                                   Director;
                                   Executive Vice President and
                                   Chief Financial Officer

                                   Robert Speisman
                                   Director;
                                   Senior Vice President - Sales


                              [LAZARE KAPLAN LOGO]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                        LAZARE KAPLAN INTERNATIONAL INC.,
             529 FIFTH AVENUE, NEW YORK, NY 10017 (212) 972-9700