Form 10-K, Exhibit 13
period 2000-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2000-08-28
CIK 202375

                LAZARE KAPLAN INTERNATIONAL INC.

[Cover photo: From the Lazare Diamond jewelry collection, the 'Starburst' brooch in platinum features Lazare Diamonds'r', 'the world's most beautiful diamond'TM'. This exquisite and unique piece of fine jewelry is part of the 'Icicle' collection -- new for 2000.]



                          [LOGO]

      The leader in ideal cut diamonds for over 90 years.

                     2000 ANNUAL REPORT

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
              LAZARE KAPLAN INTERNATIONAL INC. 2000 ANNUAL REPORT

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

                                   FORM 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2000 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Cochrane, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

                                 ANNUAL MEETING
                                November 2, 2000
                                    10 A.M.
                                The Cornell Club
                              Six East 44th Street
                              Third Floor, Library
                            New York, New York 10017

                MARKET PRICES OF COMMON STOCK BY FISCAL QUARTER

                                        FISCAL 2000
                                      ----------------
                                      HIGH         LOW
                                      ----         ---
FIRST...............................   11 1/4       7 7/8
SECOND..............................    9 1/2       7 1/4
THIRD...............................    9 5/8       7 1/8
FOURTH..............................    9 3/4       7

                                        Fiscal 1999
                                      ----------------
                                      High         Low
                                      ----         ---
First...............................   12 1/4       8 1/4
Second..............................    9           6 1/2
Third...............................    8 1/4       6 3/4
Fourth..............................    9 1/2       6 7/8

As of July 31, 2000 there were 1,761 stockholders of record of the 7,944,943 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 4,626,946 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 2,200 beneficial holders.

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              TO OUR SHAREHOLDERS:

                                [LETTER TO COME]

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                [LETTER TO COME]

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------
(In thousands, except per share data)     2000          1999          1998       1997        1996
---------------------------------------------------------------------------------------------------
                                        -----------------------------------------------------------
NET SALES                               $361,134      $261,853      $222,617   $259,797    $266,321
---------------------------------------------------------------------------------------------------
Income/(loss) from continuing
  operations before income tax
  provision, minority interest and
  cumulative effect of change in
  accounting principle                  $     97     ($ 11,575)     $  2,295   $  8,248    $  7,149
---------------------------------------------------------------------------------------------------
Income/(loss) from continuing
  operations before cumulative effect
  of change in accounting principle     $    775     ($  6,323)     $  2,724   $ 12,100    $  7,013
---------------------------------------------------------------------------------------------------
Net income/(loss)                       ($   747)(1) ($  6,323)(2)  $  2,724   $ 11,482    $  7,013
---------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share from
  continuing operations before
  cumulative effect of change in
  accounting principle (based on the
  weighted average number
  of shares)                            $   0.09     ($   0.74)     $   0.32   $ 1.69(3)   $   1.14
---------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share (based
  on the weighted average number of
  shares)                               ($  0.09)    ($   0.74)     $   0.32   $ 1.61(3)   $   1.14
---------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share from
  continuing operations before
  cumulative effect of change in
  accounting principle (based on the
  weighted average number
  of shares)                            $   0.09     ($   0.74)     $   0.31   $ 1.63(3)   $   1.12
---------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share
  (based on the weighted average
  number of shares)                    ($   0.09)    ($   0.74)     $   0.31   $ 1.54(3)   $   1.12
---------------------------------------------------------------------------------------------------
At May 31:
  Total assets                          $202,699      $151,913      $142,330   $130,079    $105,066
---------------------------------------------------------------------------------------------------
  Long-term debt                        $ 37,309      $ 38,575      $ 23,560   $ 17,145    $ 34,155
---------------------------------------------------------------------------------------------------
  Working capital                       $ 98,016      $106,581      $111,752   $105,291    $ 74,069
---------------------------------------------------------------------------------------------------
  Stockholders' equity                  $ 82,807      $ 85,994      $ 93,460   $ 90,544    $ 44,870
---------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

(1) Includes $3.1 million (net of tax) of legal settlement and related costs, $0.4 million (net of tax) of benefit relating to insurance policies offset by realignment costs and other charges, and $1.5 million (net of tax) of cumulative effect of change in accounting principle in 2000.

(2) Includes $2.8 million of fourth quarter losses incurred in the Company's rough diamond buying operations in Angola and $3.4 million of costs associated with the realignment of the Company's Japanese distribution in 1999.

(3) Reflects the impact of the issuance of 2,130,000 additional shares of common stock during 1997.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1 -- 'Description of Business', and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2000. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

    This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years '2000', '1999' and '1998' refer to the fiscal years ended May 31, 2000, 1999 and 1998, respectively.

RESULTS OF OPERATIONS

Net Sales
    Net sales in 2000 of $361,134,000 were 38% greater than net sales of $261,853,000 in 1999.

    The Company's net revenue from the sale of polished diamonds of $138,568,000 in 2000 was 23% greater than 1999 polished sales of $112,573,000. The increase in polished diamond sales was primarily due to higher sales of stones produced at the Company's factories in Russia in the current year, improved sales volume of Lazare Diamonds and pre-launch sales of Bellataire'TM' diamonds.

    Rough diamond sales were $222,566,000 in 2000, an increase of 49% compared to $149,280,000 in 1999. The increase from the prior year was primarily attributable to significantly increased purchases of better quality rough diamonds from one of the Company's primary rough diamond suppliers, as well as purchases made in its rough diamond buying operation in Africa. The Company's buying operations in Angola continued into the third quarter of 2000; however, its agreement with Empresa Nacional de Diamantes de Angola, Angola's national diamond mining company (pursuant to which the Company was granted a license by the Government of Angola to purchase rough diamonds from local Angolan miners and export such rough diamonds for resale) expired on December 31, 1999. During the fourth quarter of 2000, the Company terminated its operations in Angola. The Company believes it has developed alternative sources of rough diamonds; however, if these sources do not materialize, the rough diamond revenue component of its business could be materially adversely affected.

    Net sales in 1999 of $261,853,000 were 18% higher than net sales of $222,617,000 in 1998.

    The Company's net revenue from the sale of polished diamonds of $112,573,000 in 1999 was 34% greater than 1998 polished sales. The increase in polished diamond sales was primarily due to higher sales of polished stones from the Company's factory in Russia. This was due to the fact that throughout 1999, the Company received regular and consistent shipments from the factory, making more goods available for sale in 1999. In the prior year, the Company did not receive its first shipment from this factory until the second half of the fiscal year. During 1999, the Company experienced increased volume in the United States and in Japan, the first sales increase in Japan in several years. These increases were partially offset by lower sales in Southeast Asia in the first half of 1999 as compared to the prior year.

    Rough diamond sales were $149,280,000 in 1999, an increase of 8% compared to $138,559,000 in 1998, despite lower purchases and sales in Angola

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)
during the second half of 1999. Angola experienced increased military activity between the Government of Angola and the rebel forces during this period which was heavily concentrated in the diamond producing regions. This resulted in fewer, less profitable diamonds available for purchase.

Gross Profit

    The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 2000 was 17% as compared to 13% in 1999. In 2000, the Polished Diamond Gross Margin was favorably impacted by increased sales volume of higher margin, large stones produced at the Company's factories in Russia. In addition, the Company realized increased sales of Lazare Diamonds compared to 1999 which contributed positively to the polished gross diamond margin percentage. The increased margin was partially offset by the effect of recording certain inventory reserves of approximately $2.0 million.

    Polished Diamond Gross Margin for 1999 was 13% as compared to 11% in 1998. In 1999, the Polished Diamond Gross Margin was favorably impacted by increased sales volume of large stones produced at the Company's factory in Russia. In addition, during 1999 the Company had increased sales volume of higher margin Lazare Diamonds as compared to 1998.

    The gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones, has traditionally been approximately 3%. In 2000, the rough diamond margin was approximately 3%, however, in 1999 the Company experienced a negative rough diamond margin of - 2% which was caused by adverse results from the Company's operations in Angola, as discussed above. This was compounded by relatively high fixed infrastructure and security costs which could not be quickly reduced, certain purchases which resulted in significant losses upon resale, and the defection of a significant portion of the Company's expatriate rough diamond buying team. As a result, the Company incurred a loss of approximately $4.6 million ($2.8 million, net of tax) from its Angolan activities during the fourth quarter of 1999 which was included in the cost of goods sold for rough diamonds and, therefore, adversely impacted the rough diamond gross margin.

    During 2000, the overall gross margin on net sales of both polished diamonds and rough diamonds was 8.1%. This compares to 4.5% in 1999 and 6.2% in 1998. The increase in 2000 was attributable to the increased sales volume of higher margin polished stones combined with a more favorable rough diamond margin as compared to 1999. The decrease in 1999 was primarily attributable to the lower rough diamond margin as discussed above. Excluding the effect of the losses sustained in Angola, the overall gross margin for 1999 would have been 6.3%.

Selling, General and Administrative Expenses
    Selling, general and administrative expenses in 2000 were $20,608,000 (5.7% of net sales) as compared to expenses of $20,691,000 (7.9% of net sales) in 1999. Excluding realignment costs and other charges, approximately $0.8 million of benefit in 2000 and $5.6 million of expense in 1999 (discussed below), selling, general and administrative expenses increased approximately $6.3 million during 2000. The increase was primarily attributable to higher compensation and benefit costs (including selling commissions) including the building of the Company's salesforce in Japan, increased marketing and advertising expense and higher depreciation expense resulting from recent information system upgrades.

    Selling, general and administrative expenses in 1999 of $15,103,000 (5.8% of net sales), excluding $5.6 million of realignment costs discussed below, increased 10% or $1,382,000 compared with expenses of $13,721,000 (6.2% of net sales) in 1998. The increase was primarily attributable to the opening of

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)
the Company's sales office in Japan in the beginning of 1999 partially offset by the capitalization of certain salary and benefit costs for those employees directly involved with the Company's implementation of its new computer system.

Realignment Costs and Other Charges

a. Japanese Distribution

    After working with its former distributor of over 25 years, in 1999, the Company changed the nature of its distribution in Japan by assuming control of the distribution of its products and opening its own office. In this way, the Company has realigned its position with its retail and wholesale customers and shortened its channels of distribution. In addition, this realignment has enabled the Company, without interruption, to assume control of the expansion and maintenance of the Lazare Diamond brand name in Japan. As part of the realignment, the Company retained experienced Japanese staff, giving it immediate and direct access to important customers as well as in depth industry knowledge. The Company believes that this realignment was necessary in order to compete effectively in Japan (the world's second largest market for diamonds and diamond jewelry) in the years to come. As a result, the Company recorded a charge of approximately $5.6 million in 1999.

    During 2000, the Company realized approximately $3.0 million as beneficiary of certain life insurance policies which arose from its relationship with its former Japanese distributor. The Company also incurred $1.1 million of additional costs relating to the realignment of its Japanese operations.

b. Angola

    On December 31, 1999, the Company's license to purchase diamonds in Angola expired. Through February 2000, the Company continued to operate its Angolan buying operations. During the fourth quarter of 2000, the Company terminated its operations in Angola and recorded charges relating to such operations of $1.1 million.

c. Other Charges
    The Company recorded charges of $2.0 million in the fourth quarter of 2000 primarily related to year-end inventory adjustments.

    In aggregate, during 2000, realignment costs and other charges resulted in a decrease of approximately $0.8 million in selling, general and administrative expenses and an increase of approximately $2.0 million in cost of sales. For 1999, the net effect was an increase of $5.6 million in selling, general and administrative expenses.

Legal Settlement and Related Costs
    In October 1999, the Company settled litigation which was commenced against it and other related parties by International Diamond Traders CY B.V.B.A. ('IDT') and Avi Neumark, the President and controlling stockholder of IDT. The total cost of the settlement to the Company was $5,048,000, including related legal and other expenses.

Sale of Interest in Lazare Kaplan Botswana (Pty) Ltd.
    In 1998, the Company completed a transaction for the sale of its interest in Lazare Kaplan Botswana (Pty) Ltd. for $11.1 million and recorded a gain of approximately $3.7 million (net of $485,000 of Botswana taxes) on the transaction.

Interest Expense
    Net interest expense was $3,621,000, $2,702,000 and $2,062,000 in 2000, 1999
and 1998, respectively. The increase in 2000 was due to higher average balances outstanding on the Company's various lines of credit of $42.9 million compared to $22.2 million in 1999, partially offset by higher interest income in 2000. In addition, interest expense on the Company's Senior Notes decreased by approximately $400,000 during 2000 due to the reduction of the outstanding balance. The increase in 1999 was due to higher average balances outstanding on the Company's lines of credit of $22.2 million compared to $4.2 million in 1998, partially offset by lower interest expense on the Company's Senior Notes due to the reduction of the outstanding balance during the year.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

Income Taxes

    During 2000, 1999 and 1998, the Company's tax provision included tax benefits of $1,126,000, $5,280,000 and $260,000, respectively, primarily in recognition of the net operating losses incurred in those years.

Cumulative Effect of Change in Method of Accounting for Start-up Costs

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 98-5, 'Reporting on the Costs of Start-Up Activities', which was required for financial statements for fiscal years beginning after December 15, 1998. The SOP broadly defines start-up costs as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, initiating a new process in an existing facility or commencing some new operation. The SOP requires that start-up costs capitalized prior to adoption be written off as a cumulative effect of a change in accounting principle and any future start-up costs be expensed as incurred. The Company was required to adopt this standard on June 1, 1999 and recorded a non-cash charge of $1,522,000 (net of tax benefit of $671,000), or $0.18 per share. This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's newly formed, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK ALROSA of Russia. The adoption of SOP 98-5 did not have a material effect on income from continuing operations for the year ended May 31, 2000.

Earnings/(Loss) Per Share

    During 2000, 1999 and 1998, basic earnings/(loss) per share before the cumulative effect of change in accounting principle was $0.09, ($0.74) and $0.32, respectively. Diluted earnings/(loss) per share before the cumulative effect of change in accounting principle was $0.09, ($0.74) and $0.31 in 2000, 1999 and 1998, respectively. In 2000, basic and diluted earnings/(loss) per share after the cumulative effect of change in accounting principle was ($0.09) per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of dilutive stock options.

FOREIGN OPERATIONS
    International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2000 and 1999, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $239,000 and $44,000, respectively, which are shown as a component of stockholders' equity in the accompanying balance sheet. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. (interest sold in March 1998) was the U.S. dollar and this subsidiary was not materially affected by foreign currency fluctuations.

LIQUIDITY -- CAPITAL RESOURCES
    The Company's working capital at May 31, 2000 was $98,016,000, a decrease of $8,565,000 from May 31, 1999. This decrease was primarily related to the repurchase of treasury shares, capital expenditures and the reclassification of a portion of the Company's long-term debt to current.

    The Company's working capital at May 31, 1999 was $106,581,000, a decrease of $5,171,000 from May 31, 1998. This decrease was primarily related to the reclassification of a portion of the Company's deferred tax assets to non-current assets.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

    In the fourth quarter of 1998, the Company completed the sale of its interest in Lazare Kaplan Botswana (Pty) Ltd. for $11.1 million in cash. The Company used the proceeds to repay its outstanding non-current bank loans.

    Fixed asset additions totaled $2,716,000, $4,144,000 and $2,600,000 in 2000,
1999 and 1998, respectively. In 1998, the Company commenced the design and implementation of a new, fully integrated computer system which is Year 2000 compliant. The Company incurred $980,000, $1,900,000 and $1,100,000 in 2000,
1999 and 1998, respectively, in connection with this project.

    In December 1999, a subsidiary of the Company borrowed, at a fixed exchange rate, 1.1 billion Japanese Yen (approximately $10,000,000) under a loan facility with one of its primary commercial bank lenders, payable in seven quarterly installments of 96,250,000 Yen each, which commenced on March 7, 2000 and continue until December 7, 2001, at which time the entire principal is payable in full, plus interest. The loan bore interest at a rate equal to the Japanese prime rate plus 1% or the 90-day LIBOR rate for Yen borrowings plus 1% at the option of the borrower. As of May 31, 2000, the balance outstanding under this loan facility was $9.1 million. The Company has guaranteed the payment of the loan and has secured its guarantee by pledging interest bearing deposits of approximately $9.5 million to the bank, of which $5.6 million is included in non-current assets. In June 2000, the Company entered into an interest rate swap agreement with one of its primary commercial bank lenders which had the effect of converting the loan to a fixed interest rate loan at 1.58%.

    The Company has a $30 million unsecured line of credit with a bank at an interest rate of 150 basis points above the bank's base rate (which rate is currently 9.35%). As of May 31, 2000, the balance outstanding under this line of credit was $16.8 million. This line of credit is available for the Company's working capital requirements.

    The Company has a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends. The Company was not in compliance with the current ratio covenant under the revolving loan agreement for the year ended May 31, 2000. The banks have given a waiver to the Company and prospectively amended certain related definitions which had given rise to noncompliance at May 31, 2000. As of May 31, 2000 and 1999 there was an aggregate balance outstanding of $38,135,000 and $32,158,000, respectively, under this agreement.

    The Company has outstanding unsecured 9.97% Senior Notes, due May 15, 2001. As of May 31, 2000 and 1999, the balance of Senior Notes outstanding was $4,290,000 and $8,575,000, respectively.

    Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations, however, given the growth prospects of the Company, it may seek to increase its credit facilities during the upcoming year.

    Stockholders' equity was $82,807,000 at May 31, 2000, $85,994,000 at
May 31, 1999 and $93,460,000 at May 31, 1998. The decreases in 2000 and 1999

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)
were attributable to the net losses incurred during the periods as well as the repurchase of the Company's common stock of $2,676,000 and $1,191,000 in 2000 and 1999, respectively.

BUSINESS DEVELOPMENTS

    Under the terms of its agreement with AK ALROSA of Russia, the Company equipped a diamond cutting factory which was completed in February 1997 within the ALROSA facility in Moscow. This facility is staffed by Russian technicians and managed and supervised by Company personnel. ALROSA has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing at this facility. In May 1997, the facility completed the production of its first polished stones and the Company received its first shipment of polished stones produced at this facility during November 1997. Since that time the Company has received regular and consistent shipments of polished stones from the ALROSA facility. The Company is selling the resulting polished gem stones through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA. This agreement serves as a long-term off-take arrangement to secure the repayment of financing which has been received by ALROSA from a United States commercial bank and is guaranteed by the Export-Import Bank of the United States (Eximbank) for the purchase by ALROSA of U.S. manufactured mining equipment. This equipment is being used by ALROSA to increase production in its diamond mines.

    In March 1999, (in furtherance of a Memorandum of Understanding signed by Eximbank, ALROSA and the Company in July, 1998) the Company and ALROSA entered into a Cooperation Agreement to expand their relationship in the cutting, polishing and marketing of rough gem diamonds. Under the terms of this agreement, the Company and ALROSA agreed to refurbish two new polishing facilities in Russia with an annual capacity to cut and polish in excess of $150 million of rough diamonds. Both of these facilities were operational as of May 31, 2000 and are in addition to the existing facility which is equipped to cut and polish $45 million per year of rough diamonds discussed above.

    In March 1999, the Company announced that a wholly-owned subsidiary, Pegasus Overseas Ltd. ('POL') had entered into an exclusive ten-year agreement with a wholly-owned subsidiary of General Electric Company ('GE') under which POL will market natural diamonds that have undergone a new GE process. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process is designed to improve the color of qualifying diamonds without reducing their all-natural content. The process, which was developed and is owned by GE, will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy cuts. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL will sell only diamonds that have undergone the new GE process. Each diamond sold by POL will be laser inscribed with the brand name 'GE POL.' In December 1999, POL completed the test marketing of these diamonds in the United States. After careful study, a brand name, Bellataire, was selected for the consumer launch. The Bellataire diamond is being offered for sale to U.S. retailers as of June 2000.

    The Company has granted GE a security interest in a portion of POL's inventory of polished diamonds.

    As a concerned member of the diamond industry and global community at large, the Company fully supports a policy which prohibits the purchase of diamonds illicitly seized and sold by rebel forces in Angola, Sierra Leone, and the Democratic Republic of the Congo. As it has in the past, the Company will continue to condemn trading in illicit diamonds, a position which reflects the Company's leadership in the industry. Furthermore, the Company fully complies

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)
with and supports the resolutions adopted by the United Nations as well as concerned regional and international governments and various industry trade associations in attempting to isolate and eliminate the trade in illicit stones.

RISKS AND UNCERTAINTIES
    The world's sources of rough diamonds are highly concentrated in a limited number of countries. Varying degrees of political and economic risk exist in may of these countries. As a consequence, the diamond business is subject to various sovereign risks beyond the Company's control, such as changes in laws and policies affecting foreign trade and investment. In addition, the Company is subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

    The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 60% of the world's current diamond output is sold by De Beers Centenary AG and its affiliated companies. Although De Beers has historically been one of the Company's major suppliers of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

    Further, through its control of the world's diamond output, De Beers can exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

    Throughout 1999 and 2000, the Diamond Trading Company ('DTC'), a De Beers affiliate, conducted a strategic review of its overall business model. In
July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its 'supplier of choice' marketing programs. These policy changes are intended to modernize business practices within the industry, shorten channels of distribution, lower working diamond stocks, supply clients with downstream distribution and encourage additional investment in marketing and advertising programs. The Company believes it is well positioned to benefit from these changes in the DTC's approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Year Ended May 31,
----------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)              2000         1999         1998
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Net sales                                                 $  361,134   $  261,853   $  222,617
Cost of sales                                                331,760      250,035      208,717
----------------------------------------------------------------------------------------------
                                                              29,374       11,818       13,900
----------------------------------------------------------------------------------------------
Selling, general and administrative expenses                  20,608       20,691       13,721
Interest expense, net of interest income                       3,621        2,702        2,062
Legal settlement and related costs                             5,048       -            -
Gain on sale of consolidated subsidiary                       -            -            (4,178)
----------------------------------------------------------------------------------------------
                                                              29,277       23,393       11,605
----------------------------------------------------------------------------------------------
Income/(loss) before income tax provision/(benefit) and
  minority interest                                               97      (11,575)       2,295
Income tax provision/(benefit)                                  (678)      (5,252)         417
----------------------------------------------------------------------------------------------
Income/(loss) before minority interest                           775       (6,323)       1,878
Minority interest in loss of consolidated subsidiary          -            -               846
----------------------------------------------------------------------------------------------
Income/(loss) before cumulative effect of change in
  accounting principle                                           775       (6,323)       2,724
Cumulative effect of change in accounting principle           (1,522)      -            -
----------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                         $     (747)  $   (6,323)  $    2,724
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share before cumulative effect
  of change in accounting principle                       $     0.09   $    (0.74)  $     0.32
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Basic earnings/(loss) per share                           $    (0.09)  $    (0.74)  $     0.32
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Average number of shares outstanding during the period     8,212,251    8,488,861    8,499,131
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Diluted earnings/(loss) per share before cumulative
  effect of change in accounting principle                $     0.09   $    (0.74)  $     0.31
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Diluted earnings/(loss) per share                         $    (0.09)  $    (0.74)  $     0.31
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Average number of shares outstanding during the period,
  assuming dilution                                        8,307,047    8,488,861    8,669,366
----------------------------------------------------------------------------------------------
                                                          ------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                    May 31,
---------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                               2000       1999
---------------------------------------------------------------------------------
                                                              -------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                   $  7,254   $  5,181
  Accounts receivable, less allowance for doubtful accounts
    ($1,065 and $202 in 2000 and 1999, respectively)            66,258     32,902
  Inventories, net:
      Rough stones                                              31,155     30,363
      Polished stones                                           57,484     50,991
                                                              -------------------
        Total inventories                                       88,639     81,354
                                                              -------------------
  Prepaid expenses and other current assets                     12,191     13,038
  Deferred tax assets -- current                                 6,257      1,450
---------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                   180,599    133,925
PROPERTY, PLANT AND EQUIPMENT, net                               9,554      8,151
OTHER ASSETS                                                     7,891      2,172
DEFERRED TAX ASSETS, net                                         4,655      7,665
---------------------------------------------------------------------------------
                                                              $202,699   $151,913
---------------------------------------------------------------------------------
                                                              -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities              $ 49,874   $ 25,186
  Notes payable -- other and current portion of long-term
    debt                                                        32,709      2,158
---------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                               82,583     27,344
OTHER LONG-TERM DEBT                                            37,309     38,575
---------------------------------------------------------------------------------
        TOTAL LIABILITIES                                      119,892     65,919
---------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share:
    Authorized, 5,000,000 shares, no shares outstanding          -          -
  Common stock, par value $1 per share:
    Authorized, 20,000,000 shares in 2000 and 1999
    Issued 8,543,393 and 8,535,493 shares in 2000 and 1999,
      respectively                                               8,543      8,535
  Additional paid-in capital                                    58,182     58,149
  Cumulative translation adjustment                                239         44
  Retained earnings                                             19,732     20,479
---------------------------------------------------------------------------------
                                                                86,696     87,207
  Less treasury stock, 498,150 and 167,150 shares at cost in
    2000 and 1999, respectively                                 (3,889)    (1,213)
---------------------------------------------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                              82,807     85,994
---------------------------------------------------------------------------------
                                                              $202,699   $151,913
---------------------------------------------------------------------------------
                                                              -------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended May 31,
         ------------------------------------------------------------------------------------------
         (IN THOUSANDS)                                                 2000      1999       1998
         ------------------------------------------------------------------------------------------
                                                                       ----------------------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income/(loss)                                             $  (747)  $(6,323)  $  2,724
         Adjustments to reconcile net income/(loss) to net cash
           provided by/(used in) operating activities:
             Depreciation and amortization                               2,208       943      2,070
             Provision for uncollectible accounts                          863        60         60
             Benefit from deferred income taxes                         (1,126)   (5,480)      (260)
             Cumulative effect of change in method of accounting         1,522      -         -
             Minority interest in loss of consolidated subsidiary         -         -          (846)
             Net gain on sale of consolidated subsidiary                  -         -        (3,693)
         (Increase)/decrease in assets and increase/ (decrease) in
           liabilities:
             Accounts receivable                                       (34,219)    4,785     (8,204)
             Rough and polished inventories                             (7,285)      164    (25,588)
             Prepaid expenses and other current assets                  (1,741)     (398)    (1,837)
             Other assets                                               (6,219)   (1,704)        66
             Accounts payable and other current liabilities             24,688        26     12,628
                                                                       ----------------------------
         Net cash used in operating activities                         (22,056)   (7,927)   (22,880)
         ------------------------------------------------------------------------------------------
         CASH FLOWS FROM INVESTING ACTIVITIES:
         Capital expenditures                                           (2,716)   (4,144)    (2,600)
         Proceeds from sale of stock in consolidated subsidiary           -         -        11,100
                                                                       ----------------------------
         Net cash provided by/(used in) investing activities            (2,716)   (4,144)     8,500
         ------------------------------------------------------------------------------------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
         Increase/(decrease) in short-term borrowings                   30,551     2,158     (1,343)
         Increase/(decrease) in long-term borrowings                    (1,266)   15,015      6,415
         Purchase of treasury stock                                     (2,676)   (1,191)       (22)
         Proceeds from exercise of stock options                            41         4        214
                                                                       ----------------------------
         Net cash provided by financing activities                      26,650    15,986      5,264
         ------------------------------------------------------------------------------------------
         Effect of cumulative translation adjustment                       195        44      -
                                                                       ----------------------------
         Net increase/(decrease) in cash and cash equivalents            2,073     3,959     (9,116)
         Cash and cash equivalents at beginning of year                  5,181     1,222     10,338
                                                                       ----------------------------
         Cash and cash equivalents at end of year                      $ 7,254   $ 5,181   $  1,222
         ------------------------------------------------------------------------------------------
                                                                       ----------------------------
         SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
         Cash paid during the year for:
         Interest                                                      $ 4,044   $ 2,872   $  2,288
         Income taxes                                                  $   156   $   129   $    716
         ------------------------------------------------------------------------------------------

      See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Additional   Cumulative                              Total
                                   Common    Paid-in     Translation   Retained   Treasury   Stockholders'
(In thousands, except share data)  Stock     Capital     Adjustment    Earnings    Stock        Equity
----------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------
Balance, May 31, 1997              $8,407    $58,059       $-          $24,078    $  -          $90,544
Net income                           -         -            -            2,724       -            2,724
Exercise of stock options,
  127,428 shares issued               128         86        -             -          -              214
Purchase of treasury stock, 2,000
  shares                             -         -            -             -           (22)          (22)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 1998               8,535     58,145        -           26,802        (22)       93,460
Comprehensive income/(loss):
    Net income/(loss)                -         -            -           (6,323)      -           (6,323)
    Foreign currency translation     -         -              44          -          -               44
                                                                                             -------------
Comprehensive income/(loss)                                                                      (6,279)
Exercise of stock options, 944
  shares issued                      -             4        -             -          -                4
Purchase of treasury stock,
  165,150 shares                     -         -            -             -        (1,191)       (1,191)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 1999               8,535     58,149          44        20,479     (1,213)       85,994
Comprehensive income/(loss):
    Net income/(loss)                -         -            -             (747)      -             (747)
    Foreign currency translation     -         -             195          -          -              195
                                                                                             -------------
Comprehensive income/(loss)                                                                        (552)
Exercise of stock options, 7,900
  shares issued                         8         33        -             -          -               41
Purchase of treasury stock,
  331,000 shares                     -         -            -             -        (2,676)       (2,676)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 2000              $8,543    $58,182        $239       $19,732    $(3,889)      $82,807
----------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

1. ACCOUNTING POLICIES
---------------------------------------------

a. The Company and its principles of consolidation

    The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Through March 1998, the Company owned 60% of Lazare Kaplan Botswana (Pty) Ltd. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. through such date (see Note 9). Effective January 1, 1998, the Company restructured certain foreign operations. This resulted in the inclusion of all revenue from these operations and an increase in rough diamond sales for the year ended May 31, 1998 of approximately $37 million. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years '2000', '1999' and '1998' refer to the fiscal years ended May 31, 2000, 1999 and 1998, respectively.

b. Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

    The Company's net sales to customers in each of the following regions for the years ended May 31, 2000, 1999 and 1998 are set forth below:

                        2000   1999   1998
------------------------------------------
                        ------------------
United States            23%    31%    28%
Far East                  8%     8%     7%
Europe, Israel & other   69%    61%    65%
------------------------------------------
                        100%   100%   100%
------------------------------------------
                        ------------------

    No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2000, 1999 and 1998. Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables. Revenue is recognized when earned.

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

h. Foreign currency

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

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

1998) was the U.S. dollar and this subsidiary was not materially affected by foreign currency fluctuations.

i. Advertising

    Advertising costs are expensed as incurred and were $2,480,000, $1,214,000 and $1,148,000 in 2000, 1999, and 1998, respectively.

j. Income taxes

    The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

    The Company and its domestic subsidiaries file a consolidated income tax return. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

    There were no taxable dividends paid to the Company from foreign subsidiaries during 2000.

k. Earnings/(Loss) per share

    The Company computes basic earnings per share based upon the weighted average number of common shares outstanding, and diluted earnings per share based upon the weighted average number of common shares outstanding including the impact of dilutive stock options.

l. Risks and Uncertainties

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

    The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that approximately 60% of the world's current diamond output is sold by De Beers Centenary AG and its affiliated companies. Although De Beers has historically been one of the Company's major suppliers of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

    Further, through its control of the world's diamond output, De Beers can exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of rough or polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

    Throughout 1999 and 2000, the DTC, a De Beers affiliate, conducted a strategic review of its overall business model. In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its 'supplier of choice' marketing programs. These policy changes are intended to modernize business practices within the industry, shorten channels of distribution, lower working diamond stocks, supply clients with downstream distribution and encourage additional investment in marketing and advertising programs. The Company believes it is well positioned to benefit from these changes in the DTC's approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

m. Stock Incentive Plans
    The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations and makes certain pro forma disclosures (see Note 11).

n. Comprehensive Income/(Loss)

    The Company reports 'Comprehensive Income/(Loss)' in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income. For the years ended May 31, 2000 and 1999, total comprehensive loss was $552,000 and $6,279,000, respectively.

o. Reclassifications

    Certain prior year amounts have been reclassified to conform to current year presentation.

2. PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------

    Property, plant and equipment consists of (in thousands):

                                May 31,
--------------------------------------------
                            2000      1999
--------------------------------------------
                           -----------------
Land and buildings         $ 2,693   $ 2,436
Leasehold improvements       2,209     2,107
Machinery, tools and
  equipment                  4,924     4,247
Furniture and fixtures       1,877     1,850
Computer hardware and
  equipment                  6,870     2,093
Construction in progress         7     3,393
--------------------------------------------
                            18,580    16,126
Less accumulated
  depreciation and
  amortization               9,026     7,975
--------------------------------------------
                           $ 9,554   $ 8,151
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

    Depreciation expense for 2000, 1999 and 1998 was $1,313,000, $727,000 and
$1,082,000, respectively.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

3. INCOME TAXES
---------------------------------------------
    The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                  May 31,
----------------------------------------------
                              2000      1999
----------------------------------------------
                             -----------------
Deferred tax assets:
  Operating loss and other
    carryforwards            $ 9,181   $ 9,100
  Other                        2,881       650
Deferred tax liabilities:
  Depreciation                   265        50
----------------------------------------------
                              11,797     9,700
Less: Valuation allowance       (885)     (585)
----------------------------------------------
Net deferred tax assets      $10,912   $ 9,115
----------------------------------------------
                             -----------------

    The income tax provision/(benefit) is comprised of the following (in thousands):

                          Year ended May 31,
------------------------------------------------
                        2000      1999     1998
------------------------------------------------
                       -------------------------
Current:
Federal                $    48   $  -      $  20
State and local            327        28      24
Foreign                     73      -        633
------------------------------------------------
                           448        28     677
Deferred:
Federal, state and
  local                 (1,126)   (5,280)   (260)
------------------------------------------------
                       $  (678)  $(5,252)  $ 417
------------------------------------------------
                       -------------------------

    Income/(loss) before income taxes from the Company's domestic and foreign operations was ($408,000) and $505,000, respectively for the year ended May 31, 2000, ($11,102,000) and ($473,000), respectively for the year ended May 31, 1999 and $3,615,000 and ($1,320,000), respectively for the year ended May 31, 1998.

    The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

------------------------------------------------
                        2000      1999     1998
------------------------------------------------
                       -------------------------

Tax
  provision/(benefit)
  at statutory rate    $    33   $(3,936)  $ 780
(Decrease)/increase
  in taxes resulting
  from:
  Differential
    attributable to
    foreign
    operations            (174)      (58)    149
  State and local
    taxes, net of
    Federal benefit        164      (578)      8
  Permanent items       (1,001)     -        -
  Change in valuation
    allowance for
    deferred tax
    asset                  300      (680)   (520)
------------------------------------------------
Actual tax
  provision/(benefit)  $  (678)  $(5,252)  $ 417
------------------------------------------------
                       -------------------------

    The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                          Net
                                    Operating
Year                                   Losses
---------------------------------------------
                                     -------
2001                                 $ 3,500
2002                                     500
2007                                     500
2008                                     900
2010                                     400
2013                                   1,200
2019                                  11,125
---------------------------------------------
                                     $18,125
---------------------------------------------
                                     -------

    In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $9,800,000 each, expiring from 2001 to 2014. The Company has Puerto Rico net operating loss carryforwards of approximately $1,800,000 expiring from 2002 through 2005.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

4. ACCOUNTS PAYABLE AND OTHER
   CURRENT LIABILITIES
---------------------------------------------

    Accounts payable and other current liabilities consist of (in thousands):

                            2000      1999
--------------------------------------------
                           -----------------
Accounts payable           $27,526   $13,109
Accrued expenses            22,348    12,077
--------------------------------------------
                           $49,874   $25,186
--------------------------------------------
                           -----------------

5. LINES OF CREDIT
---------------------------------------------

    The Company has a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including dividends. The Company was not in compliance with the current ratio covenant under the revolving loan agreement for the year ended
May 31, 2000. The banks have given a waiver to the Company and prospectively amended certain related definitions which had given to noncompliance at May 31, 2000. As of May 31, 2000 and 1999 there was an aggregate balance outstanding of $38,135,000 and $32,158,000, respectively, under this agreement. The weighted average interest rate during 2000 and 1999 on the Company's revolving loan was 7.43% and 6.96%, respectively.

    In December 1999, a subsidiary of the Company borrowed, at a fixed exchange rate, 1.1 billion Japanese Yen (approximately $10,000,000) under a loan facility with one of its primary commercial bank lenders, payable in seven quarterly installments of 96,250,000 Yen each, which commenced on March 7, 2000 and continue until December 7, 2001, at which time the entire principal is payable in full, plus interest. The loan bore interest at a rate equal to the Japanese prime rate plus 1% or the 90-day LIBOR rate for Yen borrowings plus 1%, at the option of the borrower. As of May 31, 2000, the balance outstanding under this loan facility was $9.1 million. The Company has guaranteed the payment of the loan and has secured its guarantee by pledging interest bearing deposits of approximately $9.5 million to the bank, of which $5.6 million is included in non-current assets. In June 2000, the Company entered into an interest rate swap agreement with one of its primary commercial bank lenders which had the effect of converting the loan to a fixed interest rate loan at 1.58%.

    The Company has a $30 million unsecured line of credit with a bank at an interest rate of 150 basis points above the bank's base rate (which rate is currently 9.35%). As of May 31, 2000, the balance outstanding under this line of credit was $16.8 million. This line of credit is available for the Company's working capital requirements.

6. SENIOR NOTES
---------------------------------------------

    The Company has outstanding unsecured 9.97% Senior Notes, due May 15, 2001. Interest is payable semi-annually. As of May 31, 2000 and 1999, the balance of Senior Notes outstanding was $4,290,000 and $8,575,000, respectively.

    Provisions of the Senior Notes require, among other things, (a) maintenance of defined levels of consolidated tangible net worth and current working capital, (b) limitation of borrowing levels and (c) limitations on restricted payments, including the amount of dividends.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

7. LEGAL SETTLEMENT AND RELATED COSTS
---------------------------------------------

    A settlement agreement, dated October 18, 1999, was signed which settled all of the various disputes among the Company and other related parties and International Diamond Traders CY B.V.B.A. ('IDT') and Avi Neumark, the President and controlling stockholder of IDT. The Company agreed to pay the parties the sum of $3,275,000 over a period of 40 months. The balance outstanding on May 31, 2000 was $1,975,000. The total cost of the settlement to the Company during the year ended May 31, 2000 was $5,048,000, including related legal and other expenses.

8. REALIGNMENT COSTS AND OTHER CHARGES
---------------------------------------------

a. Japanese Distribution

    After working with its former distributor of over 25 years, in 1999, the Company changed the nature of its distribution in Japan by assuming control of the distribution of its products and opening its own office. In this way, the Company has realigned its position with its retail and wholesale customers and shortened its channels of distribution. In addition, this realignment has enabled the Company, without interruption, to assume control of the expansion and maintenance of the Lazare Diamond brand name in Japan. As part of the realignment, the Company retained experienced Japanese staff, giving it immediate and direct access to important customers as well as in depth industry knowledge. The Company believes that this realignment was necessary in order to compete effectively in Japan (the world's second largest market for diamonds and diamond jewelry) in the years to come. As a result, the Company recorded a charge of approximately $5.6 million in 1999.

    During 2000, the Company realized approximately $3.0 million as beneficiary of certain life insurance policies which arose from its relationship with its former Japanese distributor. The Company also incurred $1.1 million of additional costs relating to the realignment of its Japanese operations.

b. Angola

    On December 31, 1999, the Company's license to purchase diamonds in Angola expired. Through February 2000, the Company continued to operate its Angolan buying operations. During the fourth quarter of 2000, the Company terminated its operations in Angola and recorded charges relating to such operations of $1.1 million.

c. Other Charges

    The Company recorded charges of $2.0 million in the fourth quarter of 2000 primarily related to year-end inventory adjustments.

    In aggregate, during 2000, the life insurance proceeds net of realignment costs and other charges resulted in a decrease of approximately $0.8 million in selling, general and administrative expenses and an increase of approximately $2.0 million in cost of sales. In 1999, the net effect was an increase of $5.6 million in selling, general and administrative expenses.

9. SALE OF INTEREST IN LAZARE KAPLAN
   BOTSWANA (PTY) LTD.
---------------------------------------------

    In March 1998, the Company completed the sale of its 60% interest in Lazare Kaplan Botswana (Pty) Ltd. for a price of $11.1 million in cash and recorded a gain of approximately $3.7 million on the transaction (net of $485,000 of Botswana taxes).

10. CUMULATIVE EFFECT OF CHANGE IN METHOD
    OF ACCOUNTING FOR START-UP COSTS
---------------------------------------------

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, 'Reporting on the Costs of Start-Up Activities', which was required for financial statements for fiscal years beginning after December 15, 1998. The SOP broadly defines start-up costs as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, initiating a new process in an existing facility or commencing some new operation. The SOP requires that start-up costs capitalized prior to adop-

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

tion be written off as a cumulative effect of a change in accounting principle and any future start-up costs be expensed as incurred. The Company was required to adopt this standard on June 1, 1999 and recorded a non-cash charge of $1,522,000 (net of tax benefit of $671,000). This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's newly formed, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK ALROSA of Russia. The adoption of SOP 98-5 did not have a material effect on income from continuing operations for the year ended May 31, 2000.

11. STOCK INCENTIVE PLANS
---------------------------------------------

    A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the 1988 Plan). The 1988 Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries. No future grants may be made under the 1988 Plan, although outstanding options may continue to be exercised.

    A Long-Term Stock Incentive Plan was approved by the Board of Directors on April 10, 1997 (the 1997 Plan). The 1997 Plan has reserved 600,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

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

    The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards
No. 123 'Accounting for Stock-Based Compensation', pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2000, 1999 and 1998 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options' vesting period for the pro forma disclosures.

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

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

    The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

-------------------------------------------------
                        2000     1999     1998
-------------------------------------------------
                         ------------------------
Risk-free interest rate   6.00%    6.00%    6.00%
Expected option life    5 YEARS  5 years  5 years
Expected volatility      35.80%   37.30%   35.70%
Expected dividends
  per share              $ 0.00   $ 0.00   $ 0.00
Weighted average
  estimated fair value
  per share of options
  granted at market
  price                  $ 3.00   $ 3.13   $ 4.30
Weighted average
  estimated fair value
  per share of options
  granted above
  market price           $  2.66     --    $ 3.94
Pro forma net
  income/(loss) (000's)  $(1,272) $(7,103) $2,042
Pro forma basic
  earnings/(loss)
  per share              $ (0.16)  $(0.84) $ 0.24
Pro forma diluted
  earnings/(loss)
  per share              $ (0.16)  $(0.84) $ 0.24
-------------------------------------------------
                         ------------------------

    As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 2000, 1999 and 1998 may not be indicative of future years.

    A summary of the Plans' activity for each of the three years in the period ended May 31, 2000 is as follows:

                                                         Weighted
                                                         average
                                                          price
                           Number                          per
                          of shares     Option price      share
-----------------------------------------------------------------
                          ---------------------------------------
Outstanding -- June 1,
 1997                      658,507    $ 5.000-$ 16.225   $ 9.107
Options expired               (600)   $ 5.000-$  5.000   $ 5.000
Options issued             169,050    $10.375-$11.4125   $10.498
Options exercised         (191,633)   $ 5.000-$ 6.6000   $ 5.872
-----------------------------------------------------------------
Outstanding -- May 31,
 1998                      635,324     $ 5.125-$16.225   $10.456
Options expired             (8,834)    $ 6.375-$ 7.625   $ 7.578
Options issued               6,500     $ 7.375-$ 7.375   $ 7.375
Options exercised           (5,666)    $ 6.000-$ 6.375   $ 6.044
-----------------------------------------------------------------
Outstanding -- May 31,
 1999                      627,324    $ 5.125-$ 16.225   $10.505
Options expired             (1,300)   $ 7.625-$ 10.375   $ 9.318
Options issued             141,300    $ 7.000-$  9.000   $ 7.414
Options exercised           (7,900)   $ 5.125-$  5.125   $ 5.125
-----------------------------------------------------------------
Outstanding -- May 31,
 2000                      759,424    $ 5.125-$ 16.225   $ 9.988
-----------------------------------------------------------------
                          ---------------------------------------
Exercisable options        557,708
-----------------------------------------------------------------
                          --------

    The following table summarizes information about stock options at May 31, 2000:

                                          Exercisable stock
Outstanding stock options                      options
---------------------------------------   ------------------
                             Weighted
                              average               Weighted
                             remaining              average
                            contractual             exercise
Range of prices   Shares       life       Shares     price
------------------------------------------------------------
------------------------------------------------------------
$ 5.125-$ 6.375   153,181   3.71 years    153,181   $ 5.958
$ 7.000-$ 7.700   203,743   6.87 years     68,110   $ 7.181
$ 9.000-$11.4125  178,250   7.20 years    112,167   $10.498
$14.750-$16.225   224,250   6.43 years    224,250   $14.882
------------------------------------------------------------

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

12. COMMITMENTS AND CONTINGENCIES
---------------------------------------------

    Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2000 (in thousands):

                                   Operating
Year                                  leases
--------------------------------------------
                                      ------
2001                                  $  544
2002                                     539
2003                                     355
2004                                      93
Thereafter                                 0
--------------------------------------------
                                      $1,531
--------------------------------------------
                                      ------

    Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended
May 31, 2000, 1999 and 1998, was approximately $842,000, $542,000 and $422,000, respectively.

13. PROFIT SHARING PLAN
---------------------------------------------

    The Company has a profit sharing and retirement plan subject to
Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3,500,000. During 1998 the Company contributed approximately $45,000 for calendar year 1997. The Company did not make a matching contribution during 2000 and 1999 for calendar years 1999 and 1998, respectively.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

14. GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------

    Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 2000 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                    NORTH                                       ELIMI-     CONSOLI-
                                   AMERICA     EUROPE     AFRICA    FAR EAST    NATIONS     DATED
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------
Year ended May 31, 2000
Net sales to unaffiliated
  customers                        $106,848   $236,327   $    208   $17,751    $   -       $361,134
Transfers between geographic
  areas                              25,275      6,646    132,627      -        (164,548)     -
                                   ----------------------------------------------------------------
    Total revenue                  $132,123   $242,973   $132,835   $17,751    $(164,548)  $361,134
                                   ----------------------------------------------------------------
Gross profit/(loss)                $ 23,650   $  1,560   $    498   $ 3,666        -       $ 29,374
                                   ----------------------------------------------------------------
Income/(loss) from continuing
  operations before income tax
  provision and cumulative effect
  of change in accounting
  principle                        $  1,915   $   (172)  $ (1,121)  $  (525)       -       $     97
                                   ----------------------------------------------------------------
Identifiable assets at May 31,
  2000                             $167,472   $ 51,982   $ 12,635   $13,479    $ (42,869)  $202,699
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------
Year ended May 31, 1999
Net sales to unaffiliated
  customers                        $113,017   $ 98,339   $ 36,206   $14,291    $   -       $261,853
Transfers between geographic
  areas                              22,798      9,432     70,913      -        (103,143)     -
                                   ----------------------------------------------------------------
    Total revenue                  $135,815   $107,771   $107,119   $14,291    $(103,143)  $261,853
                                   ----------------------------------------------------------------
Gross profit/(loss)                $ 11,791   $    689   $ (3,001)  $ 2,692    $    (353)  $ 11,818
                                   ----------------------------------------------------------------
Income/(loss) from continuing
  operations before income tax
  provision and minority interest  $ (7,361)  $    (96)  $ (3,713)  $   (52)   $    (353)  $(11,575)
                                   ----------------------------------------------------------------
Identifiable assets at May 31,
  1999                             $145,493   $ 22,602   $ 34,096   $ 9,719    $ (59,997)  $151,913
---------------------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------
Year ended May 31, 1998
Net sales to unaffiliated
  customers                        $107,298   $ 66,401   $ 48,918   $  -       $   -       $222,617
Transfers between geographic
  areas                              14,460     15,725     52,371      -         (82,556)     -
                                   ----------------------------------------------------------------
    Total revenue                  $121,758   $ 82,126   $101,289   $  -       $ (82,556)  $222,617
                                   ----------------------------------------------------------------
Gross profit                       $ 11,814   $  1,016   $  4,316   $  -       $  (3,246)  $ 13,900
                                   ----------------------------------------------------------------
Income/(loss) from continuing
  operations before income tax
  provision and minority interest  $  2,211   $    510   $   (608)  $  -       $     182   $  2,295
                                   ----------------------------------------------------------------
Identifiable assets at May 31,
  1998                             $128,549   $ 14,834   $ 23,051   $  -       $ (24,104)  $142,330
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

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 2000, 1999 and 1998

    Revenue and gross profit for each of the three years in the period ended May 31, 2000 classified by product were as follows (in thousands):

                                                              POLISHED    ROUGH      TOTAL
--------------------------------------------------------------------------------------------
                                                              ------------------------------
Year ended May 31, 2000
Net sales                                                     $138,568   $222,566   $361,134
                                                              ------------------------------
Gross profit                                                  $ 23,333   $  6,041   $ 29,374
--------------------------------------------------------------------------------------------
                                                              ------------------------------
Year ended May 31, 1999
Net sales                                                     $112,573   $149,280   $261,853
                                                              ------------------------------
Gross profit/(loss)                                           $ 14,415   $ (2,597)  $ 11,818
--------------------------------------------------------------------------------------------
                                                              ------------------------------
Year ended May 31, 1998
Net sales                                                     $ 84,058   $138,559   $222,617
                                                              ------------------------------
Gross profit                                                  $  9,369   $  4,531   $ 13,900
--------------------------------------------------------------------------------------------
                                                              ------------------------------

15. TREASURY STOCK
--------------------------------------------------------------------------------

    The Board of Directors authorized the repurchase, at management's discretion, of up to 1,000,000 shares of the Company's common stock from time to time through April 12, 2001. During 2000 and 1999, the Company purchased 331,000 and 165,150 shares, respectively, of its common stock which are shown as a reduction of stockholders' equity in the accompanying balance sheets.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------
    The following is a summary of the results of operations for the years ended May 31, 2000 and 1999 (in thousands, except per share data):

                                                                        QUARTER
--------------------------------------------------------------------------------------------------
                                                      FIRST       SECOND       THIRD       FOURTH
--------------------------------------------------------------------------------------------------
                                                     ---------------------------------------------
2000
Net sales                                            $69,742     $111,906     $106,238     $73,248
Gross profit                                         $ 6,492     $  8,195     $  8,875     $ 5,812
Income/(loss) before cumulative effect of change in
  accounting principle                               $ 1,016 (1) $   (861)(2) $  2,834(3)  $(2,214)(4)
Net income/(loss)                                    $  (506)(1) $   (861)(2) $  2,834(3)  $(2,214)(4)
Basic earnings/(loss) per share                      $ (0.06)    $  (0.10)    $   0.35     $ (0.27)
Diluted earnings/(loss) per share                    $ (0.06)    $  (0.10)    $   0.35     $ (0.27)
1999
Net sales                                            $68,844     $ 74,705     $ 47,045     $71,259
Gross profit                                         $ 3,193     $  3,743     $  3,863     $ 1,019
Net income/(loss)                                    $  (547)    $   (627)    $    263     $(5,412)(5)
Basic earnings/(loss) per share                      $ (0.06)    $  (0.07)    $   0.03     $ (0.64)
Diluted earnings/(loss) per share                    $ (0.06)    $  (0.07)    $   0.03     $ (0.64)

(1) Includes $1.5 million (net of tax) related to the cumulative effect of a change in method of accounting and $0.5 million (net of tax) of costs associated with a legal settlement.

(2) Includes $2.6 million (net of tax) of costs associated with a legal settlement.

(3) Includes $1.6 million of benefits from certain life insurance policies.

(4) Includes $1.4 million of benefits from certain life insurance policies offset by $2.6 million (net of tax) in costs to realign operations and other charges.

(5) Includes $2.8 million (net of tax) of losses incurred in the Company's rough diamond buying operations in Angola and $3.4 million (net of tax) of costs associated with the realignment of the Company's Japanese distribution.

                                     [LOGO]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

    We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2000 in conformity with accounting principles generally accepted in the United States.




                                                              Ernst & Young LLP

New York, New York
August 11, 2000

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

CORPORATE HEADQUARTERS             DIRECTORS AND OFFICERS                 REGISTRAR AND TRANSFER AGENT

529 Fifth Avenue                   Maurice Tempelsman                     ChaseMellon Transfer
New York, New York 10017           Director;                              Services, LLC
Telephone (212) 972-9700           Chairman of the Board                  85 Challenger Road
                                                                          Overpeck Center
                                   Leon Tempelsman                        Ridgefield Park, NJ 07660
                                   Director;
                                   Vice Chairman of the Board             COUNSEL
                                   and President
                                                                          Warshaw Burstein Cohen
                                   Lucien Burstein                        Schlesinger & Kuh, LLP
                                   Director;                              555 Fifth Avenue
                                   Secretary                              New York, New York 10017
                                   Partner
                                   Warshaw Burstein Cohen                 INDEPENDENT AUDITORS
                                   Schlesinger & Kuh, LLP
                                   (attorneys)                            Ernst & Young LLP
                                                                          787 Seventh Avenue
                                   Myer Feldman                           New York, New York 10019
                                   Director;
                                   Attorney,
                                   self-employed

                                   Sheldon L. Ginsberg
                                   Director;
                                   President and Chief
                                   Executive Officer
                                   Enjewel, LLC

                                   Robert Speisman
                                   Director;
                                   Senior Vice President - Sales

                                   William H. Moryto
                                   Vice President and
                                   Chief Financial Officer

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