Form 10-K, Exhibit 13
period 2001-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2001-08-28
CIK 202375

               Lazare Kaplan International Inc. 2001 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name "Lazare Diamonds'r'". Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers, Lazare Kaplan's traditional channel of distribution. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

                             American Stock Exchange

The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

                                    Form 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2001 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Cochrane, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

                                 Annual Meeting
                                November 8, 2001
                                     10 A.M.
                                The Cornell Club
                              Six East 44th Street
                              Third Floor, Library
                            New York, New York 10017

                 Market Prices of Common Stock by Fiscal Quarter

                                   Fiscal 2001
                                   -----------
                                               High      Low
                                              ----------------
                  First                       8.8750    6.0000
                  Second                      6.8125    4.8750
                  Third                       6.2500    4.6250
                  Fourth                      6.0000    5.3000

                                   Fiscal 2000
                                   -----------

                                                High     Low
                                              -----------------
                  First                       11.2500   7.8750
                  Second                       9.5000   7.2500
                  Third                        9.6250   7.1250
                  Fourth                       9.7500   7.0000

As of July 31, 2001 there were 1,756 stockholders of record of the 7,367,691 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,548,735 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 2,200 beneficial holders.

                              To Our Shareholders:

The fiscal year ended May 31, 2001 saw a substantial decline in global economic activity. Falling financial markets, more cautious and selective consumer spending, and an overstocked distribution network meant a reduction in demand for diamonds and diamond jewelry in all markets, both domestic and overseas. Total Company revenue in fiscal 2001 was $270,786,000, and net profit was $1,543,000. Sales of higher gross margin polished diamonds were a record $193,805,000, a 40% increase over the previous year.

         The diamond industry continues to face important structural changes, and it remains unclear how these will play out, particularly in this difficult economic environment. De Beers, the dominant player in the rough diamond industry, completed its privatization and delisting, further redefining its previous role as "custodian of the market," to adjust to more competitive supply realities and attempt to participate in downstream opportunities. Because of requests for further information by the competition authorities of the European Union, De Beers delayed the implementation of its "supplier of choice" program. Their joint venture with LVMH did receive approval and is proceeding. We believe that LKI remains uniquely positioned to take advantage of the opportunities that these structural changes will bring.

         In response to a United Nations General Assembly resolution, the leading diamond producing and trading countries, as well as the industry, are participating in the "Kimberley Process," a series of meetings and negotiations leading toward a certification system to reduce the likelihood that the small percentage of rough diamonds produced in areas of conflict find its way into the mainstream of diamonds that contribute to growth and development in Africa. The Company remains committed to doing all it can to ensure the implementation of the "Kimberley Process" recommendations.

         Within our extensive distribution network, many of the quality jewelry stores who stock and market the ideal cut "Lazare Diamond'r'" had a slower than expected Christmas season. Although they are selling through to the consumer, they are exercising prudence in replenishing their inventories, and we expect that they will continue to do so for some time. As part of our long-term commitment to downstream brand marketing we have successfully expanded our "Lazare Diamond Boutiques," a store-within-a-store concept. There are now 26 Boutiques in place; four more are in the process of being installed, and 121 smaller visual merchandising systems have been introduced in customers' jewelry stores. We plan further expansion of this program in the U.S. and foreign markets in the coming year.

         Last year also brought great disappointment to those who felt that e-commerce would replace the retail jewelry store. Although e-commerce is here to stay, and will find its place, we opted for a more conservative approach that at all times was supportive of and non-competitive with our existing retail customers. We made a modest investment of approximately $400,000 in Enjewel, which we wrote off in the course of this year when the project turned out not to be economically viable. Our Company's website is in place and helps direct additional business to our jewelers.

         The Japanese economy, already depressed after many years of stagnation, continued to weaken. Japanese consumers have reduced their discretionary spending, and this is having a major impact on diamond consumption in Japan. We have shortened our distribution lines and, through Lazare Kaplan Japan Inc., our wholly owned subsidiary, have direct control over our Japanese marketing efforts. We have also reduced expenses to bring the operation into equilibrium as Japan represents an important market for quality diamonds, and the Lazare Diamond has an established niche.

         The Southeast Asia markets have declined as well, but not to the same extent as Japan. We have several Lazare Diamond Boutiques in place where performance is exceeding expectation. Our marketing efforts in Latin America continue to meet success, and we are currently expanding into the Middle East market.

         Our cooperation agreement with AK Alrosa in Russia is proceeding well. Production in the three plants has been ramped up. We are expanding our marketing efforts for the additional product lines produced by the Russian operation. The cooperation agreement with AK Alrosa is a ten-year off take agreement to secure the repayment of loans guaranteed by the Export-Import Bank of the United States on behalf of Alrosa for the purchase of U.S. manufactured mining equipment to modernize and expand Alrosa's rough diamond production.

         Last year we successfully shifted a larger portion of our revenue towards the higher margin polished sector. However, rough trading will continue to be an important segment of our operation as a source of raw material suitable for manufacture into ideal cut diamonds as well as a self standing profit center.

         Our subsidiaries, Pegasus Overseas Limited and Bellataire Inc., continued to successfully implement the exclusive ten-year agreement with General Electric Company (GE). The Bellataire'TM' diamond, an all-natural diamond that has undergone a proprietary process that improves the color of a limited group of qualifying gem diamonds, is marketed through a selective retail distribution network. Each diamond is laser inscribed with a unique logo and a serial number and is accompanied by a Gemological Institute of America grading report.

         Our manufacturing facility in Puerto Rico, and its skilled and experienced work force, continues to produce the ideal cut "Lazare Diamond" -- the World's Most Beautiful Diamond'TM'.

         We are delighted to welcome to our Board of Directors Robert A.
Del Genio, who brings to these responsibilities great skill and experience. We look forward to benefiting from his contribution and to a fruitful collaboration.

         Finally, our fellow employees are, as always, the strength and backbone of the Company. We value their professionalism and deeply appreciate their dedication and hard work.



Maurice Tempelsman                                    Leon Tempelsman
Chairman of the Board                                 Vice Chairman of the Board

                             Selected Financial Data

-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)            2001        2000         1999           1998            1997
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                               $ 270,786   $ 361,134      $ 261,853       $ 222,617       $ 259,797
-------------------------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations before
  income tax provision/(benefit), minority
  interest and cumulative effect of change in
  accounting principle                                  $   2,401   $      97      $ (11,575)      $   2,295       $   8,248
-------------------------------------------------------------------------------------------------------------------------------
Income/(loss) from continuing operations
   before cumulative effect of change in
   accounting principle                                 $   1,543   $     775      $  (6,323)      $   2,724       $  12,100
-------------------------------------------------------------------------------------------------------------------------------
Net Income/(loss)                                       $   1,543   $    (747)(1)  $  (6,323)(2)   $   2,724       $  11,482
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share from continuing
  operations before cumulative effect of change in
  accounting principle (based on the weighted
  average number of shares)                             $    0.20   $    0.09      $   (0.74)      $    0.32       $    1.69(3)
-------------------------------------------------------------------------------------------------------------------------------
Basic earning/(loss) per share (based on
   weighted average number of shares)                   $    0.20   $   (0.09)     $   (0.74)      $    0.32       $    1.61(3)
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share from continuing
  operations before cumulative effect of change in
  accounting principle (based upon the weighted
  average number of shares)                             $    0.20   $    0.09      $   (0.74)      $    0.31       $    1.63(3)
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share (based on
   the weighted average number of shares)               $    0.20   $   (0.09)     $   (0.74)      $    0.31       $    1.54(3)
-------------------------------------------------------------------------------------------------------------------------------
At May 31:
Total Assets                                            $ 175,918   $ 202,699      $ 151,913       $ 142,330       $ 130,079
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                          $  39,626   $  37,309      $  38,575       $  23,560       $  17,145
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                         $ 101,378   $  98,016      $ 106,581       $ 111,752       $ 105,291
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                    $  79,934   $  82,807      $  85,994       $  93,460       $  90,544
-------------------------------------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years

(1) Includes $3.1 million (net of tax) of legal settlement and related costs, $0.4 million (net of tax) of benefit relating to insurance policies offset by realignment costs and other charges, and $1.5 million (net of tax) of cumulative effect of change in accounting principle in 2000.

(2) Includes $2.8 million of fourth quarter losses incurred in the Company's rough buying operations in Angola and $3.4 million of costs associated with the realignment of the Company's Japanese distribution in 1999.

(3) Reflects the impact of the issuance of 2,130,000 additional shares of common stock in 1997.

                      Management's Discussion and Analysis

         This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1 - "Description of Business", and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2001. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

         This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years "2001", "2000" and "1999" refer to the fiscal years ended May 31, 2001, 2000 and 1999, respectively.

Results of Operations

Net Sales

         Net sales in 2001 of $270,786,000 were 25% less than net sales of $361,134,000 in 2000.

         The Company's net revenue from the sale of polished diamonds of $193,805,000 in 2001 was 40% greater than 2000 polished sales of $138,568,000.
The increase in polished diamond sales reflects growth in sales of stones produced in Russia, Lazare Diamonds'r' and Bellataire Diamonds'TM'.

         Rough diamond sales were $76,981,000 in 2001, a decrease of 65% compared to $222,566,000 in 2000. The decrease from the prior year was primarily attributable to the termination of the Company's rough buying operation in Angola during the fourth quarter of the fiscal 2000.

         Net sales in 2000 of $361,134,000 were 38% higher than net sales of $261,853,000 in 1999.

         The Company's net revenue from the sale of polished diamonds of $138,568,000 in 2000 was 23% greater than 1999 polished sales. The increase in polished diamond sales was primarily due to higher sales of polished stones produced in Russia in 2000, improved sales volume of Lazare Diamonds and pre-launch sales of Bellataire'TM' diamonds.

         Rough diamond sales were $222,566,000 in 2000, an increase of 49% compared to $149,280,000 in 1999. The increase from the prior year was primarily attributable to significantly increased purchases of better quality rough diamonds from one of the Company's primary rough diamond suppliers, as well as purchases made in its rough diamond buying operation in Africa.

Gross Profit

         The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the "Polished Diamond Gross Margin"). Polished Diamond Gross Margin for 2001 was 15% as compared to 17% in 2000. In 2001, the decrease in polished gross margin was primarily due to lower gross margin on sales of smaller stones produced in Russia, certain Bellataire Diamond sales and polished diamond sales made in Japan offset, in part, by the effect of inventory reserves recorded in 2000.

         Polished Diamond Gross Margin for 2000 was 17% as compared to 13% in 1999. In 2000, the Polished Diamond Gross Margin was favorably impacted by increased sales volume of higher margin, large stones produced in Russia. In addition, the Company realized increased sales of Lazare Diamonds compared to 1999 which contributed positively to the polished gross diamond margin percentage. The increased margin was partially offset by the effect of recording certain inventory reserves of approximately $2.0 million.

         The Company's gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, includes an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones. In 2001, the rough diamond margin was 2.3%, compared to 2.7% in 2000. The decline in rough diamond gross margin primarily reflects a softening of market demand for categories of stones which the Company normally sells in rough form, offset in part by cost reductions achieved through the termination of operations in Angola. In 1999, the Company experienced a negative rough diamond margin of -2% which was caused by adverse results from the Company's operations in Angola. This was compounded by relatively high fixed infrastructure and security costs which could not be quickly reduced, certain purchases which resulted in significant losses upon resale, and the defection of a significant portion of the Company's expatriate rough diamond buying team. As a result, the Company incurred a loss of approximately $4.6 million ($2.8 million, net of tax) from its Angolan activities which was included in the cost of goods sold for rough diamonds and, therefore, adversely impacted the rough diamond gross margin.

         During 2001, the overall gross margin on net sales of both polished diamonds and rough diamonds was 11.1%. This compares to 8.1% in 2000 and 4.5% in 1999. The year to year improvement in overall gross margin in 2001 and 2000 results primarily from a shift in sales mix toward polished sales, which provide higher margins.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses in 2001 were $23,316,000 compared to $20,608,000 in 2000. Excluding realignment costs and other charges, approximately $0.8 million of benefit in 2000, selling general and administrative expenses increased $1.9 million. The increase was primarily attributable to increased advertising expenditures, higher compensation and benefit costs (including selling commissions) and a decrease in foreign exchange gains versus the same period last year. In addition, the fourth quarter of 2001 includes a charge of approximately $0.4 million to fully reserve for the Company's investment in Enjewel, LLC an internet start-up company.

         Selling, general and administrative expenses in 2000 were $20,608,000 as compared to expenses of $20,691,000 in 1999. Excluding realignment costs and other charges, approximately $0.8 million of benefit in 2000 and $5.6 million of expense in 1999 (discussed below), selling, general and administrative expenses increased approximately $6.3 million during 2000. The increase was primarily attributable to higher compensation and benefit costs including the building of the Company's sales force in Japan, increased marketing and advertising expense and higher depreciation expense resulting from information system upgrades.

Realignment Costs and Other Charges

a.  Japanese Distribution
         In 1999, the Company changed the nature of its distribution in Japan by assuming control of the distribution of its products and opening its own office. As a result, the Company recorded a charge of approximately $5.6 million in 1999.

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

Legal Settlement and Related Costs

         In October 1999, the Company settled litigation which was commenced against it and other related parties by International Diamond Traders CY B.V.B.A. ("IDT") and Avi Neumark, the President and controlling stockholder of IDT. The total cost of the settlement to the Company was $5,048,000, including related legal and other expenses.

Interest Expense

         Net interest expense was $4,317,000, $3,621,000 and $2,702,000 in 2001,
2000, and 1999, respectively. The increase in 2001 was due to higher average balances outstanding on the Company's various lines of credit and lower interest income compared to 2000, partially offset by the effect of lower interest rates during 2001.

         The increase in 2000 compared to 1999 was due to higher average balances outstanding on the Company's various lines of credit compared to 1999, partially offset by higher interest income in 2000.

Income Taxes

         During 2001, the Company's effective tax rate of 35.7% approximated the U.S. statutory rate. During 2000 and 1999, the Company's tax provision, which varied significantly from the U.S. statutory rate, included tax benefits of $1,126,000, and $5,280,000, respectively, primarily in recognition of the net operating losses incurred in those years.

Cumulative Effect of Change in Method of
Accounting for Start-up Costs

         On June 1, 1999 the Company adopted Statement of Positon (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", and recorded a non-cash charge of $1,522,000 (net of tax benefit of $671,000), or $0.18 per share. This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's newly formed, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK ALROSA of Russia. The adoption of SOP 98-5 did not have a material effect on income from continuing operations for the year ended May 31, 2001 or 2000.

Earnings/(Loss) Per Share

         During 2001, 2000 and 1999, basic and fully diluted earnings/(loss) per share was $0.20, $(0.09) and ($0.74), respectively. In 2000, basic and diluted earnings/(loss) per share before the cumulative effect of change in accounting principle was $0.09 per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of dilutive stock options.

Foreign Operations

         International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2001 and 2000, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(118,000)and $239,000 respectively, which are shown as a component of stockholders' equity in the accompanying balance sheet.

Liquidity - Capital Resources

         The Company's working capital at May 31, 2001 was $101,378,000, which was $3,362,000 more than its working capital at May 31, 2000. This increase primarily reflects the repayment of loans with cash generated by operations. The Company's working capital at May 31, 2000 was $98,016,000, a decrease of $8,565,000 from May 31, 1999. This decrease was primarily related to the repurchase of treasury shares, capital expenditures and the reclassification of a portion of the Company's long-term debt to current.

         Fixed asset additions totaled $1,416,000,$2,716,000 and $4,144,000 in 2001, 2000 and 1999, respectively.

         In November 2000, a subsidiary of the Company entered into a two year committed revolving loan facility. The facility provides that the subsidiary may borrow up to 1.1 billion Japanese yen at an interest rate 1% above the Japanese yen LIBOR. Borrowings under the facility are available for the repayment of other loans and working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan.

         The Company has a $40 million unsecured line of credit with a bank. As of May 31, 2001 and 2000, the balance outstanding under this line of credit was $2,896,000 and $16,780,000 million, respectively. This line of credit is available for the Company's working capital requirements.

         The Company has a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends. As of May 31, 2001 and 2000 there was an aggregate balance outstanding of $39,175,000 and $38,135,000, respectively, under this agreement.

         Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

         Stockholders' equity was $79,934,000 million at May 31, 2001 as compared to $82,807,000 at May 31, 2000. This decrease primarily reflects the repurchase of $4,096,000 of treasury stock offset by earnings during this period. No dividends were paid to stockholders during the year ended May 31, 2001.

         In December 2000, the Company's Board of Directors authorized the extension of the Company's stock repurchase program through April 6, 2002 for the repurchase of a total of 2 million shares.

Business Developments

         Under the terms of its agreement with AK ALROSA of Russia, the Company equipped a diamond cutting factory which was completed in February 1997 within the ALROSA facility in Moscow. This facility is staffed by Russian technicians and managed and supervised by Company personnel. ALROSA has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing at this facility. In May 1997, the facility completed the production of its first polished stones and the Company received its first shipment of polished stones produced at this facility during November 1997. Since that time the Company has received regular shipments of polished stones from the ALROSA facility. The Company is selling the resulting polished gem stones through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA. This agreement serves as a long-term off-take arrangement to secure the repayment of financing which has been received by ALROSA from a United States commercial bank and is guaranteed by the Export-Import Bank of the United States (Eximbank) for the purchase by ALROSA of U.S. manufactured mining equipment. This equipment is being used by ALROSA to increase production in its diamond mines.

         In March 1999, (in furtherance of a Memorandum of Understanding signed by Eximbank, ALROSA and the Company in July, 1998) the Company and ALROSA entered into a Cooperation Agreement to expand their relationship in the cutting, polishing and marketing of rough gem diamonds for up to $100 million a year. Under the terms of this agreement, the Company and ALROSA agreed to refurbish two new polishing facilities in Russia. Both of these facilities are fully operational and are in addition to the first joint facility which is equipped to cut and polish $45 million per year of rough diamonds discussed above.

         In March 1999, the Company announced that a wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") entered into an exclusive ten-year agreement with a wholly-owned subsidiary of General Electric Company ("GE") under which POL will market natural diamonds that have undergone a new GE process. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process is designed to improve the color of qualifying diamonds without reducing their all-natural content. The process, which was developed by GE, will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy cuts. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL will sell only diamonds that have undergone the new GE process. In December 1999, POL completed the test marketing of these diamonds in the United States. After careful study, a brand name, Bellataire, was selected for the consumer launch. The Bellataire diamond is being offered for sale to U.S. retailers as of June 2000.

         The Company has granted GE a security interest in a portion of POL's inventory of polished diamonds.

         As a concerned member of the diamond industry and global community at large, the Company fully supports a policy which prohibits the purchase of diamonds illicitly seized and sold by rebel forces in Angola, Sierra Leone, and the Democratic Republic of the Congo. As it has in the past, the Company will continue to condemn trading in illicit diamonds, a position which reflects the Company's leadership in the industry. Furthermore, the Company fully complies with and supports the resolutions adopted by the United Nations as well as concerned regional and international governments and various industry trade associations in attempting to isolate and eliminate the trade in illicit stones.

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

         Throughout 1999 and 2000, the Diamond Trading Company ("DTC"), a De Beers affiliate, conducted a strategic review of its overall business model. In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its "supplier of choice" marketing programs. These policy changes are intended to modernize business practices within the industry, shorten channels of distribution, lower working diamond stocks, supply clients with downstream distribution and encourage additional investment in marketing and advertising programs. The Company believes it is well positioned to benefit from these changes in the DTC's approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

         In August 2001 the European Commission issued a statement of objections which identify a number of restrictions and trading conditions in the Supplier of Choice agreement which appear to violate European competition law, and which can therefore not benefit from exemption under Article 81(3). A Statement of Objections is a preliminary step in antitrust proceedings which does not prejudge the Commission's final decision. At this point, no conclusion can be reached by the Company as to the ultimate outcome of the Commission's ruling.

                      Consolidated Statements of Operations

                                                                                     Year ended May 31,
--------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                                   2001            2000             1999
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------
Net Sales                                                                      $ 270,786       $ 361,134        $ 261,853

Cost of Sales                                                                    240,752         331,760          250,035
--------------------------------------------------------------------------------------------------------------------------
                                                                                  30,034          29,374           11,818
--------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                                      23,316          20,608           20,691
Interest expense, net of interest income                                           4,317           3,621            2,702
Legal settlement and related costs                                                     -           5,048                -
--------------------------------------------------------------------------------------------------------------------------
                                                                                  27,633          29,277           23,393
--------------------------------------------------------------------------------------------------------------------------

Income/(loss) before income tax provision/(benefit)                                2,401              97          (11,575)
Income tax provison/(benefit)                                                        858            (678)          (5,252)
--------------------------------------------------------------------------------------------------------------------------

Income /(loss) before cumulative effect of change in
  accounting principle                                                             1,543             775           (6,323)
Cumulative effect of change in accounting principle                                    -          (1,522)               -
--------------------------------------------------------------------------------------------------------------------------

NET INCOME/(LOSS)                                                              $   1,543       $    (747)       $  (6,323)
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share before cumulative effect
    of change in accounting principle                                          $    0.20       $    0.09        $   (0.74)
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

Basic earning/(loss) per share                                                 $    0.20       $   (0.09)       $   (0.74)
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

Average number of shares outstanding
    during the period                                                          7,657,285       8,212,251        8,488,861
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle                                    $    0.20       $    0.09        $   (0.74)
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

Diluted earnings/(loss) per share                                              $    0.20       $   (0.09)       $   (0.74)
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

Average number of shares outstanding during the period,
     assuming dilution                                                         7,677,265       8,307,047        8,488,861
--------------------------------------------------------------------------------------------------------------------------
                                                                               -------------------------------------------

See notes to consolidated financial statements.

                           Consolidated Balance Sheets

                                                                                     May 31,
-------------------------------------------------------------------------------------------------------
(In thousands, except share data)                                                 2001            2000
-------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
    Cash and cash equivalents                                                  $  1,128       $  7,254
    Accounts receivables, less allowance for doubtful
       accounts ($1,103 and $1,065 in 2001 and 2000,
       respectively)                                                             60,436         66,258
Inventories, net:
       Rough stones                                                              16,541         31,155
       Polished stones                                                           67,103         57,484
                                                                        -------------------------------
            Total inventories                                                    83,644         88,639
                                                                        -------------------------------
Prepaid expenses and other current assets                                         8,016         12,191
Deferred tax assets-current                                                       4,512          6,257
-------------------------------------------------------------------------------------------------------
                 TOTAL CURRENT ASSETS                                           157,736        180,599

Property, plant and equipment, net                                                9,394          9,554
Other assets                                                                      2,633          7,891
Deferred tax assets, net                                                          6,155          4,655
-------------------------------------------------------------------------------------------------------
                                                                               $175,918       $202,699
-------------------------------------------------------------------------------------------------------
                                                                               ------------------------

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
    Accounts payable and other current liabilities                             $ 44,287       $ 49,874
      Notes payable-other and current portion of
          long- term debt                                                        12,071         32,709
-------------------------------------------------------------------------------------------------------
                 TOTAL CURRENT LIABLITIES                                        56,358         82,583

Other long-term debt                                                             39,626         37,309
-------------------------------------------------------------------------------------------------------
                 TOTAL LIABILITIES                                               95,984        119,892
-------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
     Preferred stock, par value $.01 per share:
       Authorized, 5,000,000 shares, no shares outstanding                            -              -
     Common stock, par value $1 per share:
       Authorized 20,000,000 shares in 2001 and 2000
        Issued 8,549,441and 8,543,393 shares in 2001 and
       2000, respectively.                                                        8,549          8,543
    Additional paid-in capital                                                   58,213         58,182
    Cumulative translation adjustment                                              (118)           239
    Retained earnings                                                            21,275         19,732
-------------------------------------------------------------------------------------------------------
                                                                                 87,919         86,696
Less treasury stock, 1,181,750 and 498,150 at cost in 2001
   and 2000, respectively                                                        (7,985)        (3,889)
-------------------------------------------------------------------------------------------------------
                 TOTAL STOCKHOLDERS' EQUITY                                      79,934         82,807
-------------------------------------------------------------------------------------------------------
                                                                               $175,918       $202,699
-------------------------------------------------------------------------------------------------------
                                                                               ------------------------

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

                                                                                        Year ended May 31,
------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                        2001           2000          1999
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income/(loss)                                                                  $ 1,543        $  (747)      $(6,323)
Adjustments to reconcile net income/(loss) to net cash
    provided by/(used in) operating activities:
          Depreciation and amortization                                              1,789          2,208           943
          Provision for uncollectible accounts                                         382            863            60
          Benefit from/(provision for) deferred income taxes                           245         (1,126)       (5,480)
          Cumulative effect of change in method of accounting                            -          1,522             -
Changes in operating assets and liabilities:
    Accounts receivable                                                              5,440        (34,219)        4,785
    Rough and polished inventories                                                   4,995         (7,285)          164
    Prepaid expenses and other current assets                                        4,175         (1,741)         (398)
    Other assets                                                                     5,045         (6,219)       (1,704)
    Accounts payable and other current liabilities                                  (5,587)        24,688            26
------------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities                                 18,027        (22,056)       (7,927)
------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Capital expenditures                                                                (1,416)        (2,716)       (4,144)
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (1,416)        (2,716)       (4,144)
------------------------------------------------------------------------------------------------------------------------

Cash flows from Financing Activities:
Increase/(decrease) in short-term borrowings                                       (20,638)        30,551         2,158
Increase/(decrease) in long-term borrowings                                          2,317         (1,266)       15,015
Purchase of treasury stock                                                          (4,096)        (2,676)       (1,191)
Proceeds from exercise of stock options                                                 37             41             4
                                                                             -------------------------------------------
Net cash provided by/(used in)financing activities                                 (22,380)        26,650        15,986
------------------------------------------------------------------------------------------------------------------------

Effect of cumulative translation adjustment                                           (357)           195            44
                                                                             -------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                (6,126)         2,073         3,959
Cash and cash equivalents at beginning of year                                       7,254          5,181         1,222
                                                                             -------------------------------------------
Cash and cash equivalents at end of year                                           $ 1,128        $ 7,254       $ 5,181
------------------------------------------------------------------------------------------------------------------------
                                                                             -------------------------------------------

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest                                                                           $ 4,193        $ 4,044       $ 2,872
Income taxes                                                                       $   231        $   156       $   129
------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                 Consolidated Statements Of Stockholders' Equity

                                                  Additional  Cumulative                         Total
                                          Common  Paid-in    Translation   Retained  Treasury  Stockholders'
(In thousands, except share data)         Stock   Capital     Adjustment   Earnings    Stock     Equity
---------------------------------------------------------------------------------------------------------------
Balance, May 31, 1998                   $8,535     $58,145      $   -     $26,802     $   (22) $93,460
Comprehensive income/(loss):
    Net income/(loss)                        -           -          -      (6,323)          -   (6,323)
    Foreign currency translation             -           -         44           -           -       44
                                                                                               -------
Comprehensive income/(loss)                                                                     (6,279)
Exercise of stock options, 944
    shares issued                            -           4          -           -           -        4
Purchase of treasury stock,
     165,150 shares                          -           -          -           -      (1,191)  (1,191)
------------------------------------------------------------------------------------------------------

Balance, May 31, 1999                    8,535      58,149         44      20,479      (1,213)  85,994
Comprehensive income/(loss):
    Net income/(loss)                        -           -          -        (747)          -     (747)
    Foreign currency translation             -           -        195           -           -      195
                                                                                               -------
Comprehensive income/(loss)                                                                       (552)
Exercise of stock options, 7,900
    shares issued                            8          33          -           -           -       41
Purchase of treasury stock, 331,000
   shares                                    -           -          -           -      (2,676)  (2,676)
------------------------------------------------------------------------------------------------------

Balance, May 31, 2000                    8,543      58,182        239      19,732      (3,889)  82,807
------------------------------------------------------------------------------------------------------

Comprehensive income/(loss):
    Net income/(loss)                        -           -          -       1,543          -     1,543
    Foreign currency translation             -           -       (357)          -          -      (357)
                                                                                               -------
Comprehensive income/(loss)                                                                      1,186
Exercise of stock options, 6,048
    shares issued                            6          31          -           -           -       37
Purchase of treasury stock,
    683,600 shares                           -           -          -           -      (4,096)  (4,096)
------------------------------------------------------------------------------------------------------

Balance, May 31, 2001                   $8,549     $58,213      $(118)    $21,275     $(7,985) $79,934
------------------------------------------------------------------------------------------------------

See notes to consolidated financial Statements.

                   Notes to Consolidated Financial Statements
                     Years ended May 31, 2001, 2000 and 1999


1.  Accounting Policies

a.  The Company and its principles of consolidation

         The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years "2001", "2000" and "1999" refer to the fiscal years ended May 31, 2001, 2000 and 1999, respectively.

b.  Use of estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c.  Sales and accounts receivable

         The Company's net sales to customers in each of the following regions for the years ended May 31, 2001, 2000 and 1999 are set forth below:

                                            2001              2000             1999
-------------------------------------------------------------------------------------
United States                                28%               23%               31%
Far East                                      9%                8%                8%
Europe, Israel & other                       63%               69%               61%
-------------------------------------------------------------------------------------
                                            100%              100%              100%
-------------------------------------------------------------------------------------

         No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2001, 2000 and 1999. Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables. Revenue is recognized when goods are delivered and title and risk of ownership have passed to the buyer.

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

i.  Advertising

         Advertising costs are expensed as incurred and were $2,615,000, $2,480,000 and $1,214,000 in 2001, 2000 and 1999, respectively.

j.  Income taxes

         The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

         The Company and its domestic subsidiaries file a consolidated income tax return. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

         There were no taxable dividends paid to the Company from foreign subsidiaries during 2001.

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

         Throughout 1999 and 2000, the DTC, a De Beers affiliate, conducted a strategic review of its overall business model. In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its "supplier of choice" marketing programs. These policy changes are intended to modernize business practices within the industry, shorten channels of distribution, lower working diamond stocks, supply clients with downstream distribution and encourage additional investment in marketing and advertising programs. The Company believes it is well positioned to benefit from these changes in the DTC approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

         In August 2001 the European Commission issued a statement of objections which identify a number of restrictions and trading conditions in the Supplier of Choice agreement which appear to violate European competition law, and which can therefore not benefit from exemption under Article 81(3). A Statement of Objections is a preliminary step in antitrust proceedings which does not prejudge the Commission's final decision. At this point, no conclusion can be reached by the Company as to the ultimate outcome of the Commission's ruling.

m.  Stock Incentive Plans

         The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations and makes certain pro forma disclosures (see Note 10).

n.  Comprehensive Income/(Loss)

         The Company reports "Comprehensive Income/(Loss)" in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income. For the years ended May 31, 2001 and 2000, total comprehensive income/(loss) was $1,186,000 and ($552,000), respectively.

o.  New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement No.133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments Nos. 137 and 138, ("Statements 133") in June 1999 and June 2000 respectively. Statement 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in fair value of the derivative is either offset against the change in fair value of the hedged item and reflected in earnings (fair value hedge), or recognized in other comprehensive income until the hedged item is reflected in earnings (cash flow hedge). The ineffective portion (that is, the change in fair value of the derivative that does not offset the change in fair value of the hedged item) of a derivative's change in fair value will be immediately recognized in earnings. The Company is required to adopt Statement 133 in the first quarter of fiscal year ended May 31, 2002 and does not believe that it will have a material impact on its results of operations.

         In July, 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("Statements 142"). Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt statement 142 in their fiscal year beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. The Company is not required to adopt this new standard until fiscal year ended May 31,2003 and is currently evaluating its impact.

P.  Reclassifications

         Certain prior year amounts have been reclassified to conform to current year presentation.

2.  Property, Plant and Equipment

         Property, plant and equipment consists of (in thousands):

                                                         May 31,
------------------------------------------------------------------------------
                                                 2001               2000
------------------------------------------------------------------------------
Land and buildings                             $ 2,715            $ 2,693
Leasehold improvements                           2,210              2,209
Machinery, tools and equipment                   5,641              4,924
Furniture and fixtures                           1,853              1,877
Computer hardware and equipment                  7,516              6,877
                                                19,935             18,580

Less accumulated depreciation
  and amortization                              10,541              9,026
------------------------------------------------------------------------------
                                               $ 9,394            $ 9,554
------------------------------------------------------------------------------

Depreciation and amortization rates:
Buildings                                                              2% to 3.7%
Leasehold improvements                                                3.7% to 20%
Machinery, tools and equipment                                         10% to 25%
Furniture and fixtures                                                 10% to 20%
Computer hardware and equipment                                        10% to 33%

         Depreciation expense for 2001, 2000 and 1999 was $1,576,000, $1,313,000 and $727,000, respectively.

3.  Income Taxes

         The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                                            May 31,
--------------------------------------------------------------------------------
                                                        2001               2000
--------------------------------------------------------------------------------
Deferred tax assets:
  Operating loss and other
    carryforwards                                    $ 6,618            $ 9,181
  Other                                                4,062              2,129
Deferred tax liabilities:
   Depreciation                                          120                265
--------------------------------------------------------------------------------
                                                     $10,800             11,045
Less: Valuation allowance                               (133)              (133)
--------------------------------------------------------------------------------
Net deferred tax assets                              $10,667            $10,912
--------------------------------------------------------------------------------


         The income tax provision/(benefit) is comprised of the following (in thousands):

                                                  Year ended May 31,
--------------------------------------------------------------------------------
                                           2001           2000            1999
--------------------------------------------------------------------------------
Current:
Federal                                    $375           $  48         $  --
State and local                              93             327              28
Foreign                                     145              73            --
--------------------------------------------------------------------------------
                                            613             448              28
--------------------------------------------------------------------------------

Deferred:
Federal, state and local                    245          (1,126)         (5,280)
--------------------------------------------------------------------------------
                                           $858         $  (678)        $(5,252)
--------------------------------------------------------------------------------

         Income/(loss) before income taxes from the Company's domestic and foreign operations was $1,588,000 and $813,000, respectively for the year ended May 31, 2001, ($408,000) and $505,000, respectively for the year ended May 31, 2000 and ($11,102,000) and ($473,000), respectively for the year ended May 31, 1999.

         The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

--------------------------------------------------------------------------------
                                              2001         2000           1999
--------------------------------------------------------------------------------
Tax provision/(benefit)
 at statutory rate                            $ 816       $    33       $(3,936)
(Decrease)/increase in
 taxes resulting from:
 Differential attributable
   to foreign operations                       (131)         (174)          (58)
 State and local taxes,
   net of Federal benefit                       145           164          (578)
 Permanent items                                 28        (1,001)         --
 Change in valuation allowance
   for deferred tax asset                      --             300          (680)
--------------------------------------------------------------------------------
Actual tax provision/(benefit)                $ 858       $  (678)      $(5,252)
--------------------------------------------------------------------------------

         The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):


                                                                        Net
                                                                     Operating
Year                                                                   Losses
--------------------------------------------------------------------------------
2013                                                                 $ 2,054
2019                                                                  12,268
2020                                                                     298
--------------------------------------------------------------------------------
                                                                     $14,620
--------------------------------------------------------------------------------


         In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $6,597,000 each, expiring in 2019. The Company has Puerto Rico net operating loss carryforwards of approximately $1,800,000 expiring from 2002 through 2005.

4.  Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of (in thousands):

                                          2001          2000
---------------------------------------------------------------
Accounts payable                        $ 2,831        $10,745
Accrued expenses                         41,456         39,129
---------------------------------------------------------------
                                        $44,287        $49,874
---------------------------------------------------------------


5.  Lines of Credit

         The Company has a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provides that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) 160 basis points above the London Interbank Offered Rate (LIBOR), or c) 160 basis points above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The term of the loan is through September 1, 2002. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including dividends. As of May 31, 2001 and 2000 there was an aggregate balance outstanding of $39,175,000 and $38,135,000, respectively, under this agreement. At May 31, 2001, $9,175,000 of the outstanding balance was classified as current. The weighted average interest rate during 2001 and 2000 on the Company's revolving loan was 8.38% and 7.43%, respectively.

         In December 1999, a subsidiary of the Company borrowed, at a fixed exchange rate, 1.1 billion Japanese yen under a loan facility with one of its primary commercial bank lenders. The Company repaid 96,250,000 yen during 2000 and repaid the balance of the loan due during 2001. In connection therewith, in November 2000 a subsidiary of the Company entered into a two year loan facility which enables the subsidiary to borrow up to 1.1 billion Japanese yen at an interest rate 1% above Japanese LIBOR. The loan contains provisions that, among other things, require the Company to maintain a minimum debt to equity ratio. Borrowings under the facility are available for general working capital purposes and are guaranteed by the Company. At May 31, 2001, the outstanding balance of
1.1 billion Japanese yen ($9,072,000) was classified as noncurrent.

         In June 2000, the Company entered into an interest rate swap agreement with one of its primary commercial bank lenders which had the effect of converting the December 1999 loan to a fixed interest rate loan. The swap agreement which expires in December 2001 had an immaterial effect on the result of operations in 2000 and 2001.

         The Company has a $30 million and a $10 million unsecured line of credit with a bank. Borrowings under the 30 million line bear interest at a rate 150 basis points above the bank's base rate. Borrowings under the $10 million line bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2001, the balance outstanding under both lines was $2.9 million. Borrowings under these lines are available for the Company's working capital requirements.

6.  Senior Notes

         During 2001 and 2000, the Company had outstanding unsecured 9.97% Senior Notes. The notes were fully repaid on May 15, 2001. The balance outstanding on May 31, 2000 was $4,290,000.

7.  Legal Settlement and Related Costs

         A settlement agreement, dated October 18, 1999, was signed which settled all of the various disputes among the Company and other related parties and International Diamond Traders CY B.V.B.A. ("IDT") and Avi Neumark, the President and controlling stockholder of IDT. The Company agreed to pay the parties the sum of $3,275,000 over a period of 40 months. The balance outstanding on May 31, 2001 and 2000 was $1,317,000 and $1,975,000,
respectively. The total cost of the settlement to the Company during the year ended May 31, 2000 was $5,048,000, including related legal and other expenses.

8.  Realignment Costs and Other Charges

a.  Japanese Distribution

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

9.  Cumulative Effect of Change in Method of Accounting for Start-up Costs

         On June 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", and recorded a non-cash charge of $1,522,000 (net of tax benefit of $671,000). This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK ALROSA of Russia. The adoption of SOP 98-5 did not have a material effect on income from continuing operations for the year ended May 31, 2001 or 2000.

10.  Stock Incentive Plans

         A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the 1988 Plan). The 1988 Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries. No future grants may be made under the 1988 Plan, although outstanding options may continue to be exercised.

         A Long-Term Stock Incentive Plan was approved by the Board of Directors on April 10, 1997 (the 1997 Plan). The 1997 Plan has reserved 600,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries. An increase to 1,350,000 shares reserved for issuance under the 1997 Plan was approved by the Board of Directors on May 16, 2001 and is subject to stockholder approval at the 2001 Annual Meeting.

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

         The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2001, 2000 and 1999 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options' vesting period for the pro forma disclosures.

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

         The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:


----------------------------------------------------------------------------------------
                                                     2001        2000          1999
----------------------------------------------------------------------------------------
Risk-free interest rate                              6.00%       6.00%         6.00%
Expected option life                                 5 years     5 years       5 years
Expected volatility                                 38.20%      35.80%        37.30%
Expected dividends per share                          $0.00       $0.00         $0.00
Weighted average estimated fair value
  per share of options granted at market
  price                                               $2.15        $3.00         $3.13
Weighted average estimated fair value
  per share of options granted above market
  price                                                   -        $2.66             -
Pro forma net income/(loss) (000's)                  $1,350      $(1,106)      $(6,857)
Pro forma basic earnings/(loss) per share            $ 0.18      $ (0.13)      $ (0.81)
Pro forma diluted earnings/(loss)
  per share                                          $ 0.18      $ (0.13)      $ (0.81)
----------------------------------------------------------------------------------------

         As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 2001, 2000 and 1999 may not be indicative of future years.

         A summary of the Plans' activity for each of the three years in the period ended May 31, 2001 is as follows:

                                       Number                               Weighted average
                                     of shares       Option price            price per share
----------------------------------------------------------------------------------------------
Outstanding - June 1, 1998           635,324          $5.125-$16.225            $10.456
Options expired                       (8,834)         $6.375-$ 7.625            $ 7.578
Options issued                         6,500          $7.375-$ 7.375            $ 7.375
Options exercised                     (5,666)         $6.000-$ 6.375            $ 6.044
----------------------------------------------------------------------------------------------
Outstanding - May 31, 1999           627,324          $5.125-$16.225            $10.505
Options expired                       (1,300)         $7.625-$10.375            $ 9.318
Options issued                       141,300          $7.000-$ 9.000            $ 7.414
Options exercised                     (7,900)         $5.125-$ 5.125            $ 5.125
----------------------------------------------------------------------------------------------
Outstanding - May 31, 2000           759,424          $5.125-$16.225            $ 9.988
----------------------------------------------------------------------------------------------
Outstanding - May 31, 2001
Options expired                      (92,100)         $7.000-$14.750            $ 9.523
Options issued                       101,800          $5.000-$ 8.438            $ 5.168
Options exercised                    (30,600)         $5.125-$ 6.375            $ 6.150
Outstanding-May 31,2001              738,524          $5.000-$16.225            $ 9.830
----------------------------------------------------------------------------------------------
Exercisable options                  542,423
                                     -------
----------------------------------------------------------------------------------------------

         The following table summarizes information about stock options at May 31, 2001:

Outstanding stock options                         Exercisable stock options
-------------------------                         -------------------------
                                     Weighted
                                     average                    Weighted
                                    remaining                   average
Range of                           contractual                  exercise
prices            Shares              life          Shares        price
---------------------------------------------------------------------------
$ 5.000-$6.375    220,381          5.75 years       123,581     $ 5.90
$ 7.000-$8.438    157,143          6.29 years        64,509     $ 7.41
$ 9.000-$11.413   157,500          4.83 years       150,833     $10.76
$14.750-$16.225   203,500          2.39 years       203,500     $15.76
---------------------------------------------------------------------------

11. Commitments and Contingencies

         Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2001 (in thousands):

                                             Operating
Year                                         leases
------------------------------------------------------
2002                                          $ 539
2003                                            355
2004                                             93
------------------------------------------------------
                                              $ 987
------------------------------------------------------

         Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2001, 2000 and 1999, was approximately $878,000, $842,000 and $542,000, respectively.

12. Profit Sharing Plan

         The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3,500,000. The Company did not make a matching contribution during the last three years.

13. Geographic Segment Information

         Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 2001 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                         North                             Far       Elimini-      Consoli-
                                        America      Europe     Africa     East      nations        dated
------------------------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------
Year ended May 31, 2001
-----------------------
Net sales to unaffiliated customers    $128,021    $114,606   $ 12,093   $16,066    $       -      $270,786
Transfers between geographic areas       46,545      25,330          -       461      (72,336)           -
                                       ---------------------------------------------------------------------
        Total revenue                  $174,566    $139,936   $ 12,093   $16,527    $ (72,336)     $270,786
                                       ---------------------------------------------------------------------
 Gross profit                          $ 23,166    $  2,177   $  2,257   $ 2,434    $       -      $ 30,034
 Income/(loss)from continuing
     operations before income tax
     provision                         $  3,032    $     98   $  1,166   $(1,895)   $       -      $  2,401
                                       ---------------------------------------------------------------------

Identifiable assets at May 31, 2001    $154,187    $ 35,886   $ 18,395   $ 9,926    $ (42,476)     $175,918
------------------------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------

Year ended May 31, 2000
-----------------------
Net sales to unaffiliated customers    $106,848    $236,327   $    208   $17,751    $       -      $361,134
Transfers between geographic areas       25,275       6,646    132,627         -     (164,548)           -
                                       ---------------------------------------------------------------------
        Total revenue                  $132,123    $242,973    132,835   $17,751    $(164,548)     $361,134
                                       ---------------------------------------------------------------------
 Gross profit                          $ 23,650    $  1,560   $    498   $ 3,666            -      $ 29,374
 Income/(loss)from continuing
     operations before income tax
     provision and cumulative effect
     of change in accounting principle $  1,915    $   (172)  $ (1,121)  $  (525)           -      $     97
                                       ---------------------------------------------------------------------

Identifiable assets at May 31, 2000    $167,472    $ 51,982   $ 12,635   $13,479    $ (42,869)     $202,699
------------------------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------

Year ended May 31, 1999
-----------------------
Net sales to unaffiliated customers    $113,017    $ 98,339   $ 36,206   $14,291    $       -     $261,853
Transfers between geographic areas       22,798       9,432     70,913         -     (103,143)           -
                                       ---------------------------------------------------------------------
Total revenue                          $135,815    $107,771   $107,119   $14,291    $(103,143)     $261,853
                                       ---------------------------------------------------------------------
Gross profit/ (loss)                   $ 11,791    $    689   $ (3,001)  $ 2,692    $    (353)     $ 11,818
Income/(loss)from continuing
     operations before income tax
     provision and minority interest   $ (7,361)   $    (96)  $ (3,713)  $   (52)   $    (353)     $(11,575)
                                       ---------------------------------------------------------------------

Identifiable assets at May 31, 1999    $145,493    $ 22,602   $ 34,096   $ 9,719    $ (59,997)     $151,913
------------------------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------

         The identifiable assets which are included in the elimination primarily represent advances to affiliates. These advances are included therein since the Company, which is the parent company, finances the operations of these affiliates.

         Revenue and gross profit for each of the three years in the period ended May 31, 2001 classified by product were as follows (in thousands):

                                     Polished      Rough       Total
----------------------------------------------------------------------
Year ended May 31, 2001
Net sales                           $193,805     $ 76,981     $270,786
                                    ----------------------------------
Gross Profit                        $ 28,294     $  1,740     $ 30,034
----------------------------------------------------------------------
Year ended May 31, 2000
Net sales                           $138,568     $222,566     $361,134
                                    ----------------------------------
Gross profit                        $ 23,333     $  6,041     $ 29,374
----------------------------------------------------------------------
Year ended May 31, 1999
Net sales                           $112,573     $149,280     $261,853
                                    ----------------------------------
Gross profit                        $ 14,415     $ (2,597)    $ 11,818
----------------------------------------------------------------------

14. Treasury Stock

         The Board of Directors authorized the repurchase, at management's discretion, of up to 2,000,000 shares of the Company's common stock from time to time through April 16,2002. During 2001 and 2000, the Company purchased 683,600 and 331,000 shares, respectively, of its common stock which are shown as a reduction of stockholders' equity in the accompanying balance sheets.

15. Quarterly Results of Operations (Unaudited)

         The following is a summary of the results of operations for the years ended May 31, 2001 and 2000 (in thousands, except per share data):

                                                          Quarter
--------------------------------------------------------------------------------------
                                    First         Second         Third        Fourth
--------------------------------------------------------------------------------------
2001
----
Net sales                           $77,575       $ 78,317      $ 55,064      $59,830
Gross profit                        $ 8,704       $  9,016      $  6,935      $ 5,379
Net income/(loss)                   $ 1,033       $    725      $    250      $  (465)
Basic earnings/(loss) per share     $  0.13       $   0.09      $   0.03      $ (0.06)
Diluted earnings/(loss) per share   $  0.13       $   0.09      $   0.03      $ (0.06)

2000
----
Net sales                           $69,742       $111,906      $106,238      $73,248
Gross profit                        $ 6,492       $  8,195      $  8,875      $ 5,812
Income/(loss) before cumulative
 effect of change in accounting
 principle                          $ 1,016 (1)  ($    861)(2)  $  2,834(3)  ($ 2,214)(4)
Net income/(loss)                  ($   506)(1)  ($    861)(2)  $  2,834(3)  ($ 2,214)(4)
Basic earnings/(loss) per share    ($  0.06)     ($   0.10)     $   0.35     ($  0.27)
Diluted earnings/(loss) per share  ($  0.06)     ($   0.10)     $   0.35     ($  0.27)

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

                          Independent Auditors' Report


Board of Directors and Stockholders
Lazare Kaplan International Inc.


         We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                            Ernst & Young LLP


New York, New York
August 9, 2001

Corporate Information



Corporate Headquarters

529 Fifth Avenue
New York, New York 10017
Telephone (212) 972-9700


Directors and Officers

Maurice Tempelsman
Director;
Chairman of the Board

Leon Tempelsman
Director;
Vice Chairman of the Board and President

Lucien Burstein
Director;
Secretary
Partner
Warshaw Burstein Cohen Schlesinger & Kuh, LLP (attorneys)

Myer Feldman
Director;
Attorney, self-employed

Robert A. Del Genio
Director;
Co-Founder
Conway, Del Genio, Gries & Company, LLC

Robert Speisman
Director;
Senior Vice President-Sales

William H. Moryto
Vice President and
Chief Financial Officer

Registrar and Transfer Agent

ChaseMellon Transfer Services, LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660


Counsel

Warshaw Burstein Cohen Schlesinger & Kuh, LLP
555 Fifth Avenue
New York, New York 10017


Independent Auditors

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019