Form 10-K, Exhibit 13
period 2002-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2002-08-28
CIK 202375

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              LAZARE KAPLAN INTERNATIONAL INC. 2002 ANNUAL REPORT

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name 'Lazare Diamonds'r'. Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds and diamonds sold under the Bellataire Diamonds brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers, Lazare Kaplan's traditional channel of distribution. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

                            AMERICAN STOCK EXCHANGE

The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

                                   FORM 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2002 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Cochrane, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, New York 10017.

                                 ANNUAL MEETING

                                November 7, 2002
                                    10 A.M.
                                The Cornell Club

                              Six East 44th Street
                              Third Floor, Library
                            New York, New York 10017

                MARKET PRICES OF COMMON STOCK BY FISCAL QUARTER

                                     FISCAL 2002
                                ---------------------
                                 HIGH           LOW
                                 ----           ---
FIRST.........................  5.7700         4.5000
SECOND........................  5.6500         3.9000
THIRD.........................  8.3000         5.7500
FOURTH........................  8.1100         6.4000

                                       Fiscal 2001
                                  ----------------------
                                   High            Low
                                   ----            ---
First...........................   8.8750         6.0000
Second..........................   6.8125         4.8750
Third...........................   6.2500         4.6250
Fourth..........................   6.0000         5.3000

As of July 31, 2002 there were 1,749 stockholders of record of the 8,704,860 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,603,757 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 2,200 beneficial holders.

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              TO OUR SHAREHOLDERS:

    The challenging economic conditions that prevailed during the year ended May 31, 2002, aggravated by declining financial markets, and the tragedy of September 11, 2001, required prudent, careful management of the Company. We strove, and succeeded, to maintain the Company's position in the marketplace, increase productivity and reduce expenses, increase cash flow and reduce debt.

    Total Company revenue in fiscal 2002 was $189.5 million compared to $270.8 million in 2001. Net loss in fiscal 2002 was $1.2 million compared to a net profit of $1.5 million in 2001. Debt was reduced from $51.7 million at the end of fiscal 2001 to $12.1 million in 2002. The Company generated $27.2 million of cash flow from operations in addition to approximately $11.5 million from the sale of common stock, (principally from Treasury). In addition, the Company has substantial lines of credit available from its relationship banks. Thus, the Company is in a strong position, from a liquidity and management perspective, to participate and take full advantage of the opportunities that the ongoing structural changes taking place in the diamond industry provide.

    In our review to shareholders for the previous two years we addressed these structural changes. The process is unfinished, and while such a process inevitably creates some disruption and uncertainty, it opens up new and rewarding opportunities for those attentive to their implications and in a position to implement the necessary steps. While the DeBeers 'Supplier of Choice' policy is still awaiting European Commission approval, we believe we will make progress in the supply and marketing areas, since the Company is the historically proven and well-established leader in marketing a differentiated brand, the Lazare Diamond'TM', backed by service, training, and cooperative downstream marketing with its selective network of jewelers in the global market.

    Consumer demand for diamonds and jewelry in the U.S., and consumer spending in general, has been better than expected. This is a welcome development in the eventual resurgence of domestic economic growth. Our jewelers, well established in their communities, have wisely followed a prudent inventory policy. To address this the Company has positioned its inventory to anticipate faster delivery requirements of our customers during the holiday selling season, and we are confident that we can and will provide this essential service to enhance the sell through of our diamonds.

    The Japanese market, now stabilized, does not yet show signs of significant growth. We have worked hard and successfully to bring our Japanese operation into equilibrium. We have reduced expenses and continue to build our marketing using a much shortened distribution pipeline.

    The Southeast Asia markets have continued at a weaker but steady pace, as have the markets in Latin America. We are constantly examining new markets to assess whether they present an opportunity for expansion.

    In Russia, we have consolidated manufacturing operations into two plants, and production is proceeding well. Earlier in the year the disparity between rough pricing and polished diamond prices prompted us to cut back production to avoid uneconomic operation. This anomaly has now been corrected and rough pricing has been brought in line with market realities. Production has now been ramped up and we are examining further joint expansion possibilities. Changes have taken place in Alrosa's management, its President Vyacheslav A. Shtyrov was elected President of the Sakha Republic, and Vladimir T. Kalitin has been elected President of Alrosa. He brings an engineering background to his new responsibilities and his mandate's primary focus is to maintain and expand Alrosa's rough diamond production. The Russian Federation's Deputy Prime Minister and Minister of Finance Aleksei L. Kudrin was elected Chairman of the Alrosa Supervisory Board -- a clear signal of the importance that the Russian Government attaches to Alrosa, its position as the second largest diamond producer in the world, and the development and growth of the Russian diamond industry in general.

    We continue to expand steadily our distribution outlets for the Bellataire'TM' diamonds, an all-natural diamond that has undergone a proprietary process by General Electric that improves the color of a limited group of qualifying all-natural gem diamonds. Research continues to broaden the applications of the technology, and our Company is a joint owner, with General Electric, of some of the pending patents on this process.

    Our manufacturing facility in Puerto Rico, with its skilled and experienced professional force, contin-

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ues to play an effective role in our cutting and polishing operations and stays abreast of the technical innovations that enhance productivity.

    September 11, 2001, a tragic day in the history of this nation, changed our lives and the life of this great nation. The American people rose to the occasion with courage, strength and determination, and we have no doubts -- and neither should our adversaries -- that we and the forces of civilization will prevail in the face of this barbaric and unprovoked attack. We at LKI suffered a direct and grievous loss in the death of Robert Speisman, a director of the Company and Senior Vice President-Sales, who perished in the crash of American Airlines Flight 77 at the Pentagon. Bob was a person of exceptional qualities, a born leader, who imbued his colleagues, and those who were privileged to work with him, with his love for life and his optimistic enthusiasm. He was a recognized and respected leader in the industry, and as Chairman of the American Gem Society he was deeply involved in that organization's pursuit of standards, integrity, and education for the benefit of the industry and consumers. He was on his way to the West Coast to preside over an AGS Board meeting when he lost his life. We are grateful and honored that the AGS awarded Bob, posthumously, its prestigious Shipley Award, as a tribute to his service and leadership. We gratefully express our appreciation to all our colleagues at LKI, and to all in the extended LKI family, who stepped forward with caring commitment and extraordinary devotion to assume added responsibilities as we mourn, adjust and venture forth into the future with hope and determination.

Maurice Tempelsman        Leon Tempelsman
Maurice Tempelsman        Vice Chairman of the Board
Chairman of the Board

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------
(In thousands, except share and per
share data)                               2002         2001          2000          1999        1998
-----------------------------------------------------------------------------------------------------
                                        -------------------------------------------------------------
NET SALES                               $189,548     $270,786      $361,134      $261,853    $222,617
-----------------------------------------------------------------------------------------------------
Income/(loss) before income tax
  provision/(benefit), minority
  interest and cumulative effect of
  change in accounting principle        $ (1,842)    $  2,401      $     97      $(11,575)   $  2,295
-----------------------------------------------------------------------------------------------------
Income/(loss) before cumulative effect
  of change in accounting principle     $ (1,226)    $  1,543      $    775      $ (6,323)   $  2,724
-----------------------------------------------------------------------------------------------------
Net income/(loss)                       $ (1,226)(1) $  1,543      $   (747)(3)  $ (6,323)(4) $  2,724
-----------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share before
  cumulative effect of change in
  accounting principle (based on the
  weighted average number of shares)    $  (0.16)    $   0.20      $   0.09      $  (0.74)   $   0.32
-----------------------------------------------------------------------------------------------------
Basic earning/(loss) per share (based
  on weighted average number of
  shares)                               $  (0.16)    $   0.20      $  (0.09)     $  (0.74)   $   0.32
-----------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share
  before cumulative effect of change
  in accounting principle (based on
  the weighted average number of
  shares)                               $  (0.16)    $   0.20      $   0.09      $  (0.74)   $   0.31
-----------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share
  (based on the weighted average
  number of shares)                     $  (0.16)    $   0.20      $  (0.09)     $  (0.74)   $   0.31
-----------------------------------------------------------------------------------------------------
At May 31:
  Total assets                          $147,987     $175,918      $202,699      $151,913    $142,330
-----------------------------------------------------------------------------------------------------
  Long-term debt                        $ 12,089     $ 39,626      $ 37,309      $ 38,575    $ 23,560
-----------------------------------------------------------------------------------------------------
  Working capital                       $ 83,457     $101,378      $ 98,016      $106,581    $111,752
-----------------------------------------------------------------------------------------------------
  Stockholders' equity                  $ 90,106(2)  $ 79,934      $ 82,807      $ 85,994    $ 93,460
-----------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

(1) Includes $0.3 million (net of tax) of benefit associated with a partial recovery of inventory.

(2) Reflects the effect of the private sale of 1,305,000 shares of common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares. Proceeds from the sale were approximately $11.5 million (net of costs).

(3) Includes $3.1 million (net of tax) of legal settlement and related costs, $0.4 million (net of tax) of benefit relating to insurance policies offset by realignment costs and other charges, and $1.5 million (net of tax) of cumulative effect of change in accounting principle in 2000.

(4) Includes $2.8 million of fourth quarter losses incurred in the Company's rough buying operations in Angola and $3.4 million of costs associated with the realignment of the Company's Japanese distribution in 1999.

                                     [Logo]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1 -- 'Description of Business', and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2002. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

    This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years '2002', '2001' and '2000' refer to the fiscal years ended May 31, 2002, 2001 and 2000, respectively.

RESULTS OF OPERATIONS

Net Sales

    Net sales in 2002 of $189,548,000 were 30% less than net sales of $270,786,000 in 2001.

    The Company's net revenue from the sale of polished diamonds of $147,970,000 in 2002 was 24% less than 2001 polished sales of $193,805,000. The decrease in polished diamond sales primarily reflects a softening of consumer demand attributable to difficult financial conditions in the United States and Southeast Asia as well as aggressive efforts on the part of retailers to generate liquidity and lower inventory ownership positions.

    Rough diamond sales were $41,578,000 in 2002, a decrease of 46% compared to $76,981,000 in 2001. The decrease from the prior year was primarily attributable to reduced rough buying in response to perceived softness in market demand.

    Net sales in 2001 of $270,786,000 were 25% less than net sales of $361,134,000 in 2000.

    The Company's net revenue from the sale of polished diamonds of $193,805,000 in 2001 was 40% greater than 2000 polished sales of $138,568,000. The increase in polished diamond sales reflects growth in sales of stones produced in Russia, Lazare Diamonds'r' and Bellataire'TM' diamonds.

    Rough diamond sales were $76,981,000 in 2001, a decrease of 65% compared to $222,566,000 in 2000. The decrease from the prior year was primarily attributable to the termination of the Company's rough buying operation in Angola during the fourth quarter of 2000.

Gross Profit
    The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the 'Polished Diamond Gross Margin'). Polished Diamond Gross Margin for 2002 was 13% as compared to 15% in 2001. In 2002, the decrease in Polished Diamond Gross Margin was primarily attributable to pricing pressure resulting from difficult financial conditions existing in the United States and Southeast Asia and efforts by the Company to liquidate slower moving inventory.

    Polished Diamond Gross Margin for 2001 was 15% as compared to 17% in 2000. In 2001, the decrease in Polished Diamond Gross Margin was primarily due to lower gross margin on sales of smaller stones produced in Russia, certain Bellataire Diamond and polished diamond sales made in Japan offset, in part, by the effect of inventory reserves recorded in 2000.

    The Company's gross margin on sales of rough stones not selected for manufacturing and sales of rough stones from the rough trading operation, includes an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones. In 2002, the rough diamond margin was 2.7%, compared to 2.3% in 2001 and 2.7% in 2000. The improvement in rough diamond gross margin during

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

2002 primarily reflects a strengthening of market demand for categories of stones which the Company normally sells in rough form to levels consistent with 2000.

    During 2002, the overall gross margin on net sales of both polished diamonds and rough diamonds was 10.6% including approximately 0.3% attributable to a partial recovery associated with inventory. This compares to 11.1% in 2001 and 8.1% in 2000. The decrease in overall gross margin in 2002 primarily reflects lower Polished Diamond Gross Margins during the year, as discussed above. The improvement in overall gross margin in 2001 compared to 2000 primarily reflects a shift in sales mix toward higher margin polished sales.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses in 2002 were $19.8 million as compared to $23.3 million in 2001, a decrease of $3.5 million or 15%. This decrease is primarily attributable to a broad based cost reduction program instituted during 2002.

    Selling, general and administrative expenses in 2001 were $23.3 million compared to $20.6 million in 2000. Excluding realignment costs and other charges, approximately $0.8 million of benefit in 2000, selling general and administrative expenses increased $1.9 million. The increase was primarily attributable to increased advertising expenditures, higher compensation and benefit costs and a decrease in foreign exchange gains versus 2000. In addition, 2001 includes a charge of approximately $0.4 million to fully reserve for the Company's investment in Enjewel, LLC an internet start-up company.

Realignment Costs and Other Charges

a. Japanese Distribution

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

    In aggregate, during 2000, life insurance proceeds net of realignment costs and other charges resulted in a decrease of approximately $0.8 million in selling, general and administrative expenses and an increase of approximately $2.0 million in cost of sales.

Legal Settlement and Related Costs
    In October 1999, the Company settled litigation which was commenced against it and other related parties by International Diamond Traders CY B.V.B.A. ('IDT') and Avi Neumark, the President and controlling stockholder of IDT. The total cost of the settlement to the Company was $5,048,000, including related legal and other expenses.

Interest Expense
    Net interest expense was $2,199,000, $4,317,000 and $3,621,000 in 2002,
2001, and 2000, respectively. The decrease in 2002 was attributable to reduced levels of borrowing and lower interest rates during the year. The increase in 2001 was due to higher average borrowings and lower interest income compared to 2000, partially offset by the effect of lower interest rates during 2001.

Income Taxes
    The Company's effective tax rate during 2002 and 2001 of 33.4% and 35.7%, respectively, approximated the U.S. statutory rate. During 2000, the Company's tax provision, which varied significantly from the U.S. statutory rate, included tax benefits of $1,126,000, primarily in recognition of the net operating losses.

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

Cumulative Effect of Change in Method of Accounting for Start-up Costs

    On June 1, 1999 the Company adopted Statement of Position (SOP) 98-5, 'Reporting on the Costs of Start-Up Activities', and recorded a non-cash charge of $1,522,000 (net of tax benefit of $671,000), or $0.18 per share. This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's newly formed, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK ALROSA of Russia. The application of SOP 98-5 did not have a material effect on income from continuing operations for the year ended May 31, 2002, 2001 or 2000.

Earnings/(Loss) Per Share

    During 2002, 2001 and 2000, basic and fully diluted earnings/(loss) per share was ($0.16), $0.20 and ($0.09), respectively. In 2000, basic and diluted earnings per share before the cumulative effect of change in accounting principle was $0.09 per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of dilutive stock options.

FOREIGN OPERATIONS

    International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2002 and 2001, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(215,000) and $(118,000) respectively, which are shown as a component of stockholders' equity in the accompanying balance sheet.

LIQUIDITY -- CAPITAL RESOURCES

    During 2002 and 2001 outstanding borrowings were reduced by $57,929,000 ($39,608,000 during 2002 and $18,321,000 during 2001) to $12,089,000 at May 31,
2002. This reduction was primarily funded by cash flow from operations which amounted to $27,202,000 in 2002 and $18,027,000 in 2001 and approximately $11.5 million of net proceeds from the sale of common shares during 2002.

    The Company's working capital at May 31, 2002 was $83,457,000, a decrease of $17,921,000 from May 31, 2001. This decrease reflects the use of working capital to repay long-term debt. Working capital at May 31, 2001 was $101,378,000, an increase of $3,362,000 from May 31, 2000. This increase primarily reflects the excess of operating cash flow over repayments of short-term debt.

    Fixed asset additions totaled $186,000, $1,416,000 and $2,716,000 in 2002,
2001 and 2000, respectively.

    The Company has a $40 million unsecured, uncommitted line of credit with a bank. As of May 31, 2002 and 2001, the balance outstanding under this line of credit was $3,250,000 and $2,896,000, respectively. This line of credit is available for the Company's working capital requirements. Amounts borrowed under this line are payable on demand.

    In addition, at May 31, 2002, the Company had a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provided that the Company may borrow up to $40,000,000 in the aggregate. The proceeds of this facility were available for the Company's working capital needs. The revolving loan agreement contained certain provisions that required, among other things, (a) maintenance of defined levels of current working capital, annual cash flow and profitability, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends. As of May 31, 2002 no amounts were outstanding under this agreement. The balance outstanding at May 31, 2001 was $39,175,000. This agreement was terminated by the Company in August 2002.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

    Also, during August 2002, the Company entered into a new long-term unsecured revolving loan agreement. The new agreement provides that the Company may borrow up to $30 million in the aggregate through December 1, 2004. The loan term may be extended in one year increments commencing November 30, 2003, subject to the consent of the lending banks. Borrowings under this agreement bear interest at
(a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitation on other borrowing levels, investments, capital expenditures, dividends and the repurchase of treasury shares.

    A subsidiary of the Company maintains a loan facility which enables it to borrow up to 1.1 billion Japanese yen at an interest rate 1% above the Japanese yen LIBOR through November 2003. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2002 and 2001, the balance outstanding under this facility was approximately $8,839,000 and $9,072,000 in U.S. dollars, respectively.

    Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

    Stockholders' equity was $90,106,000 at May 31, 2002 as compared to $79,934,000 at May 31, 2001. This increase was primarily attributable to the sale of 125,000 newly issued shares and 1,180,000 treasury shares for approximately $11.5 million (net of expenses) during 2002. No dividends were paid to stockholders during the year ended May 31, 2002.

CRITICAL ACCOUNTING POLICIES

    Use of accounting estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

    Revenue Recognition -- The Company recognizes revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed or determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Conversely, in certain instances, the Company is obligated to share profits it realizes on the sale of stones. This additional cost is included in cost of sales when the related revenue is realized. In addition, the Company provides for estimated returns (where a right to return exists) in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

    Inventories -- Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using either the first-in, first-out method, or average cost method. The Company provides an inventory reserve equal to the difference between the cost of the inventory and the estimated market value. The determination of market value is highly subjective as it is based on the relative significance assigned to various attributes of a diamond, including carat weight, color, clarity and quality of cut. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

    Allowance for Doubtful Accounts -- Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's on-going credit evaluations of customers, customer payment history and account aging.

    Deferred Tax Assets -- Deferred income taxes reflect the net tax effects of
(a) temporary differences between the carrying amounts of assets and liabilities

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards. The Company provides a valuation allowance for the estimated unrecoverable portion of the deferred tax assets. Factors that the Company considers in assessing the likelihood of future realization include the forecast of future taxable income and available tax planning strategies. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The Company will continue to monitor and assess the recoverability of its deferred tax assets in the future for changes to the tax code, change in statutory tax rates and the projected level of taxable income.

ASSET IMPAIRMENT

    The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. In assessing the recoverability of the Company's long lived assets, the Company makes assumptions in determining estimated future sales, profit margin and expenses to arrive at estimated future cash flows. If the Company determines, based upon such measures, that the carrying amount is impaired the long-lived asset will be written down to its recoverable value based upon either the discounted future cash flows or appraised fair value. The fair value of assets could be different using different estimates and assumptions in these valuation techniques.

    In July, 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets
('Statements 142'). The provisions of this statement are required to be applied by the Company in fiscal 2003. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company's financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. Any impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement would be reported as resulting from a change in accounting principle. The Company is currently evaluating its impact.

BUSINESS DEVELOPMENTS

    Under the terms of its agreement with AK ALROSA of Russia, the Company equipped a diamond cutting factory which was completed in February 1997 within the ALROSA facility in Moscow. ALROSA has agreed to supply a minimum of $45 million per year of large rough gem diamonds believed by the Company to be suitable for processing at this facility. In May 1997, the facility completed the production of its first polished stones and the Company received the first shipment of polished stones produced at this facility during November 1997. Since that time the Company has received regular shipments of polished stones. The Company is selling the resulting polished gem stones through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA. This agreement serves as a long-term off-take arrangement to secure the repayment of financing which has been received by ALROSA from a United States commercial bank and is guaranteed by the Export-Import Bank of the United States (Eximbank) for the purchase by ALROSA of U.S. manufactured mining equipment. This equipment is being used by ALROSA to increase production in its diamond mines.

    In March 1999, (in furtherance of a Memorandum of Understanding signed by Eximbank, ALROSA and the Company) the Company and ALROSA entered into a Cooperation Agreement to expand their relationship in the cutting, polishing and marketing of gem diamonds for up to $100 million a year. Under the terms of this agreement, the Company and ALROSA agreed to refurbish additional diamond cutting facilities. At present, the Company's operations in Russia are consolidated in two facilities, both of which are fully operational.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

    In March 1999, the Company announced that its wholly-owned subsidiary, Pegasus Overseas Ltd. ('POL') entered into an exclusive ten-year agreement with a wholly-owned subsidiary of General Electric Company ('GE') under which POL will market natural diamonds that have undergone a new process to improve the color of certain all-natural gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy cuts. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL will sell only diamonds that have undergone the new process. In December 1999, POL completed the test marketing of these diamonds in the United States. After careful study, a brand name, Bellataire, was selected for the consumer launch. U.S. retail sales of Bellataire diamonds commenced in June 2000.

    The Company has granted GE a security interest in POL's diamond inventory amounting to $19.3 million at May 31, 2002.

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

                                     [Logo]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (Continued)

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

    In August 2001 the European Commission issued a Statement of Objections which identify a number of restrictions and trading conditions in the Supplier of Choice agreement which appear to violate European competition law. A Statement of Objections is a preliminary step in antitrust proceedings which does not prejudge the Commission's final decision. At this point, no conclusion can be reached by the Company as to the ultimate outcome of the Commission's ruling.

    In addition, the Company's manufacturing operations abroad are subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

    As described above, POL has an exclusive agreement expiring in 2009, with GE under which POL markets natural diamonds that have undergone a new color enhancement process. The process is designed to improve the color of qualifying diamonds without reducing their all-natural content. POL relies upon GE for certain financial, processing and technology support in connection with the preparation and sale of Bellataire diamonds.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Year Ended May 31,
----------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)              2002         2001         2000
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Net Sales                                                 $  189,548   $  270,786   $  361,134
Cost of Sales                                                169,377      240,752      331,760
----------------------------------------------------------------------------------------------
                                                              20,171       30,034       29,374
----------------------------------------------------------------------------------------------
Selling, general and administrative expenses                  19,814       23,316       20,608
Interest expense, net of interest income                       2,199        4,317        3,621
Legal settlement and related costs                            -            -             5,048
----------------------------------------------------------------------------------------------
                                                              22,013       27,633       29,277
----------------------------------------------------------------------------------------------
Income/(loss) before income tax provision/(benefit)           (1,842)       2,401           97
Income tax provison/(benefit)                                   (616)         858         (678)
----------------------------------------------------------------------------------------------
Income/(loss) before cumulative effect of change in
    accounting principle                                      (1,226)       1,543          775
Cumulative effect of change in accounting principle           -            -            (1,522)
----------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                         $   (1,226)  $    1,543   $     (747)
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share before cumulative effect
    of change in accounting principle                     $    (0.16)  $     0.20   $     0.09
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Basic earning/(loss) per share                            $    (0.16)  $     0.20   $    (0.09)
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Average number of shares outstanding during the period     7,778,762    7,657,285    8,212,251
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Diluted earnings/(loss) per share before cumulative
    effect of change in accounting principle              $    (0.16)  $     0.20   $     0.09
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Diluted earnings/(loss) per share                         $    (0.16)  $     0.20   $    (0.09)
----------------------------------------------------------------------------------------------
                                                          ------------------------------------
Average number of shares outstanding during the period,
    assuming dilution                                      7,778,762    7,677,265    8,307,047
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

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                    May 31,
---------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                               2002       2001
---------------------------------------------------------------------------------
                                                              -------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                   $  1,102   $  1,128
  Accounts receivables, less allowance for doubtful accounts
    ($424 and $1,103 in 2002 and 2001, respectively)            45,469     60,436
  Inventories, net:
      Rough stones                                               9,468     16,541
      Polished stones                                           64,833     67,103
                                                              -------------------
        Total inventories                                       74,301     83,644
                                                              -------------------
  Prepaid expenses and other current assets                      6,058      8,016
  Deferred tax assets -- current                                 2,319      4,512
---------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                   129,249    157,736
PROPERTY, PLANT AND EQUIPMENT, net                               7,529      9,394
OTHER ASSETS                                                     2,254      2,633
DEFERRED TAX ASSETS, net                                         8,955      6,155
---------------------------------------------------------------------------------
                                                              $147,987   $175,918
---------------------------------------------------------------------------------
                                                              -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities              $ 45,792   $ 44,287
  Notes payable -- other and current portion of long-term
    debt                                                         -         12,071
---------------------------------------------------------------------------------
        TOTAL CURRENT LIABLITIES                                45,792     56,358
  LONG-TERM DEBT                                                12,089     39,626
---------------------------------------------------------------------------------
        TOTAL LIABILITIES                                       57,881     95,984
---------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share:
    Authorized 1,500,000 and 5,000,000 shares, in 2002 and
      2001, respectively: no shares outstanding                  -          -
  Common stock, par value $1 per share:
    Authorized 12,000,000 and 20,000,000 shares; issued
      8,704,860 and 8,549,441 in 2002 and 2001, respectively     8,705      8,549
  Additional paid-in capital                                    61,567     58,213
  Cumulative translation adjustment                               (215)      (118)
  Retained earnings                                             20,049     21,275
---------------------------------------------------------------------------------
                                                                90,106     87,919
  Less treasury stock, 1,181,750 at cost                         -         (7,985)
---------------------------------------------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                              90,106     79,934
---------------------------------------------------------------------------------
                                                              $147,987   $175,918
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

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Year Ended May 31,
         ------------------------------------------------------------------------------------
         (IN THOUSANDS)                                          2002       2001       2000
         ------------------------------------------------------------------------------------
                                                               ------------------------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income/(loss)                                     $ (1,226)  $  1,543   $   (747)
         Adjustments to reconcile net income/(loss) to net
           cash provided by/(used in) operating activities:
             Depreciation and amortization                        1,352      1,789      2,208
             Provision for uncollectible accounts                   (49)       382        863
             Gain from sale of fixed assets                        (136)
             Deferred income taxes                                 (607)       245     (1,126)
             Cumulative effect of change in method of
               accounting                                         -          -          1,522
         Changes in operating assets and liabilities:
             Accounts receivable                                 15,016      5,440    (34,219)
             Rough and polished inventories                       9,343      4,995     (7,285)
             Prepaid expenses and other current assets            1,802      4,175     (1,741)
             Other assets                                           202      5,045     (6,219)
             Accounts payable and other current liabilities       1,505     (5,587)    24,688
                                                               ------------------------------
         Net cash provided by/(used in) operating activities     27,202     18,027    (22,056)
         ------------------------------------------------------------------------------------
         CASH FLOWS FROM INVESTING ACTIVITIES:
         Capital expenditures                                      (186)    (1,416)    (2,716)
         Proceeds from sale of property, plant and equipment      1,168      -          -
                                                               ------------------------------
         Net cash provided by/(used in) investing activities        982     (1,416)    (2,716)
         ------------------------------------------------------------------------------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
         Increase/(decrease) in short-term borrowings           (12,071)   (20,638)    30,551
         Increase/(decrease) in long-term borrowings            (27,537)     2,317     (1,266)
         Purchase of treasury stock                               -         (4,096)    (2,676)
         Proceeds from issuance of common stock                   1,125      -          -
         Proceeds from sale of treasury stock, net               10,351      -          -
         Proceeds from exercise of stock options                     19         37         41
                                                               ------------------------------
         Net cash provided by/(used in) financing activities    (28,113)   (22,380)    26,650
         ------------------------------------------------------------------------------------
         Effect of cumulative translation adjustment                (97)      (357)       195
                                                               ------------------------------
         Net increase/(decrease) in cash and cash equivalents       (26)    (6,126)     2,073
         Cash and cash equivalents at beginning of year           1,128      7,254      5,181
                                                               ------------------------------
         Cash and cash equivalents at end of year              $  1,102   $  1,128   $  7,254
         ------------------------------------------------------------------------------------
                                                               ------------------------------
         SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
         Cash paid during the year for:
         Interest                                              $  2,211   $  4,193   $  4,044
         Income taxes                                          $    104   $    231   $    156
         ------------------------------------------------------------------------------------

      See notes to consolidated financial statements.

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Additional   Cumulative                              Total
                                   Common    Paid-in     Translation   Retained   Treasury   Stockholders'
(In thousands, except share data)  Stock     Capital     Adjustment    Earnings    Stock        Equity
----------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------
Balance, May 31, 1999              $8,535    $58,149        $  44      $20,479    $(1,213)      $85,994
Comprehensive income/(loss):
    Net income/(loss)                -         -               -          (747)      -             (747)
    Foreign currency translation     -         -              195         -          -              195
                                                                                             -------------
Comprehensive income/(loss)                                                                        (552)
Exercise of stock options, 7,900
  shares issued                        8          33           -          -          -               41
Purchase of treasury stock,
  331,000 shares                     -         -               -          -        (2,676)       (2,676)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 2000              8,543      58,182          239       19,732     (3,889)       82,807
Comprehensive income/(loss):
    Net income/(loss)                -         -               -         1,543       -            1,543
    Foreign currency translation     -         -             (357)        -          -             (357)
                                                                                             -------------
Comprehensive income/(loss)                                                                       1,186
Exercise of stock options, 6,048
  shares issued                        6          31           -          -          -               37
Purchase of treasury stock,
  683,600 shares                     -         -               -          -        (4,096)       (4,096)
----------------------------------------------------------------------------------------------------------
Balance, May 31, 2001              8,549      58,213         (118)      21,275     (7,985)       79,934
Comprehensive income/(loss):
    Net income/(loss)                -         -               -        (1,226)      -           (1,226)
    Foreign currency translation     -         -              (97)        -          -              (97)
                                                                                             -------------
Comprehensive income/(loss)                                                                      (1,323)
Sale of treasury stock, 1,180,000
  shares issued                                2,339                                7,985        10,324
Sale of common stock, 125,000
  shares issued                      125       1,000                                              1,125
Exercise of stock options, 30,419
  shares issued                       31          15           -          -          -               46
----------------------------------------------------------------------------------------------------------
Balance, May 31, 2002             $8,705     $61,567        $(215)     $20,049    $  -          $90,106
----------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------

See notes to consolidated financial statements.

                                    [Logo]

              LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

1. ACCOUNTING POLICIES
---------------------------------------------

a. The Company and its principles of consolidation

    The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years '2002', '2001' and '2000' refer to the fiscal years ended May 31, 2002, 2001 and 2000, respectively.

b. Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

    The Company recognizes revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed or determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Conversely, in certain instances, the Company is obligated to share profits it realizes on the sale of stones. This additional cost is included in cost of sales when the related revenue is realized.

    The Company's net sales to customers in each of the following regions for the years ended May 31, 2002, 2001 and 2000 are set forth below:

                              2002       2001       2000
--------------------------------------------------------
                         -------------------------------
United States                  42%        28%        23%
Far East                       11%         9%         8%
Europe, Israel & other         47%        63%        69%
--------------------------------------------------------
                              100%       100%       100%
--------------------------------------------------------
                         -------------------------------

    No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2002, 2001 and 2000. Two customers accounted for 19.9% and 15.5% of accounts receivable at May 31, 2002. Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables.

d. Cash and cash equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e. Inventories

    Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using either the first-in, first-out method, or average cost method.

f. Property, plant and equipment

    Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the shorter of asset lives or lease terms.

g. Asset impairments

    The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. If the Company determines, based upon such measures, that the carrying amount is impaired the long-lived asset will be written down to its recoverable value based upon either the discounted future cash flows or appraised fair value.

h. Foreign currency

    All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and the

                                    [Logo]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

Company recognizes foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan as a component stockholders' equity in the accompanying balance sheets.

i. Advertising

    Advertising costs are expensed as incurred and were $1,768,000, $2,615,000 and $2,480,000 in 2002, 2001 and 2000, respectively.

j. Income taxes

    The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

    The Company and its domestic subsidiaries file a consolidated income tax return. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

    There were no taxable dividends paid to the Company from foreign subsidiaries during 2002.

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

    Further, through its control of a significant portion of the world's diamond output, De Beers can exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the

                                    [Logo]

              LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of rough or polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

    Throughout 2000, the DTC, a De Beers affiliate, conducted a strategic review of its overall business model. In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its 'supplier of choice' marketing programs. These policy changes are intended to modernize business practices within the industry, shorten channels of distribution, lower working diamond stocks, supply clients with downstream distribution and encourage additional investment in marketing and advertising programs. The Company believes it is well positioned to benefit from these changes in the DTC approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

    In August 2001 the European Commission issued a statement of objections which identify a number of restrictions and trading conditions in the Supplier of Choice agreement which appear to violate European competition law. A Statement of Objections is a preliminary step in antitrust proceedings which does not prejudge the Commission's final decision. At this point, no conclusion can be reached by the Company as to the ultimate outcome of the Commission's ruling.

    In addition, the Company's manufacturing operations abroad are subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

    Pegasus Overseas Ltd. ('POL'), a wholly-owned subsidiary of the Company, entered into an exclusive ten-year expiring in 2009, with a wholly-owned subsidiary of General Electric Company ('GE') under which POL will market natural diamonds that have undergone a new process to improve the color of certain qualifying all-natural gem diamonds without reducing their all-natural content. POL relies upon GE for certain processing, technology and financial support in connection with the preparation and sale of Bellataire diamonds.

m. Stock Incentive Plans

    The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion
No. 25 'Accounting for Stock Issued to Employees' and related interpretations and makes certain pro forma disclosures (see Note 10).

n. Comprehensive Income/(Loss)

    The Company reports 'Comprehensive Income/(Loss)' in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income/(loss). For the years ended May 31, 2002, 2001 and 2000, total comprehensive income/(loss) was $(1,323,000), $1,186,000 and $(552,000), respectively.

o. Other Investments

    The Company has an investment with a cost of $0.9 million related to certain mineral rights in Africa.

p. New Accounting Pronouncements

    In July, 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets ('Statements 142'). Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt statement 142 in their fiscal year beginning after December 15, 2001. The Company is not required to adopt this new standard until fiscal year ended May 31, 2003 and is currently evaluating its impact.

                                    [Logo]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

    At May 31, 2002 unamortized goodwill amounting to approximately $1.5 million (net of $0.4 million of accumulated amortization) is included in other assets and is being amortized on a straight line basis over a ten year period.

    In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, effective for fiscal years beginning after December 15, 2001. This standard supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides a single accounting model for long-lived assets to be disposed of. The new standard also supersedes the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. The Company is not required to adopt this new standard until the fiscal year ended May 31, 2003. Adoption is not expected to have a material impact on the Company's results of operations or financial position.

q. Reclassifications

    Certain prior year amounts have been reclassified to conform to current year presentation.

2. PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------

    Property, plant and equipment consists of (in thousands):

                                    May 31,
--------------------------------------------------
                                2002       2001
--------------------------------------------------
                              --------------------
Land and buildings            $   1,678  $   2,715
Leasehold improvements            2,240      2,210
Machinery, tools and
  equipment                       5,834      5,641
Furniture and fixtures            1,807      1,853
Computer hardware, software
  and equipment                   7,592      7,516
--------------------------------------------------
                                 19,151     19,935
Less accumulated
  depreciation and
  amortization                   11,622     10,541
--------------------------------------------------
                              $   7,529  $   9,394
--------------------------------------------------
                              --------------------

Depreciation and amortization rates:
-----------------------------------------------
Buildings                             2 to 3.7%
Leasehold improvements              3.7 to  20%
Machinery, tools and equipment       10 to  25%
Furniture and fixtures               10 to  20%
Computer hardware, software and
  equipment                          10 to  33%
-----------------------------------------------

    Depreciation expense for 2002, 2001 and 2000 was $1,174,000, $1,576,000 and $1,313,000, respectively.

3. INCOME TAXES
---------------------------------------------

    The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                  May 31,
------------------------------------------------
                              2002       2001
------------------------------------------------
                            --------------------
Deferred tax assets:
  Operating loss and other
    carryforwards           $  10,933  $   6,618
  Other                         1,319      4,062
Deferred tax liabilities:
  Depreciation                    845        120
------------------------------------------------
                               11,407     10,800
Less: Valuation allowance        (133)      (133)
------------------------------------------------
Net deferred tax assets     $  11,274  $  10,667
------------------------------------------------
                            --------------------

    The income tax provision/(benefit) is comprised of the following (in thousands):

                               Year ended May 31,
--------------------------------------------------------
                           2002       2001       2000
--------------------------------------------------------
                         -------------------------------
Current:
Federal                  $    (105) $     375  $      48
State and local                124         93        327
Foreign                        (28)       145         73
--------------------------------------------------------
                                (9)       613        448
Deferred:
Federal, state and
  local                       (607)       245     (1,126)
--------------------------------------------------------
                         $    (616) $     858  $    (678)
--------------------------------------------------------
                         -------------------------------

    Income/(loss) before income taxes from the Company's domestic and foreign operations was ($1,881,000) and $39,000, respectively for the year ended
May 31, 2002, $1,588,000 and $813,000, respectively for the year ended
May 31, 2001 and

                                    [Logo]

              LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  Notes to Consolidated Financial Statements
                   Years ended May 31, 2002, 2001 and 2000

($408,000) and $505,000, respectively for the year ended May 31, 2000.

    The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

                          2002       2001       2000
-------------------------------------------------------
                        -------------------------------
Tax provision/(benefit)
  at statutory rate     $    (626) $     816  $      33
(Decrease)/increase in
  taxes resulting
  from:
  Differential
    attributable to
    foreign operations        (41)      (131)      (174)
  State and local
    taxes, net of
    Federal benefit            33        145        164
  Permanent items              18         28     (1,001)
  Change in valuation
    allowance for
    deferred tax asset      -          -            300
-------------------------------------------------------
Actual tax
  provision/(benefit)   $    (616) $     858  $    (678)
-------------------------------------------------------
                        -------------------------------

    The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                             Net
                                       Operating
Year                                      Losses
------------------------------------------------
                                       ---------
2007                                   $      41
2008                                         926
2010                                         371
2012                                         406
2013                                       2,097
2019                                      12,268
2020                                         298
2021                                         120
2022                                       9,560
-------------------------------------------------
                                       $  26,087
-------------------------------------------------
                                       ---------

    In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $15,781,000 each, expiring from 2003 through 2017. The Company has Puerto Rico net operating loss carryforwards of approximately $1,800,000 expiring from 2002 through 2005.

4. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES
-------------------------------------------------

    Accounts payable and other current liabilities consist of (in thousands):

                                2002      2001
------------------------------------------------
                            --------------------
Accounts payable            $   9,063  $   5,811
Advances and other             32,702     32,126
Accrued expenses                4,027      6,350
------------------------------------------------
                            $  45,792  $  44,287
------------------------------------------------
                            --------------------

    Advances and other includes $20,025,000, $9,518,000 and $3,159,000 in 2002 and $15,862,000, $12,023,000 and $4,241,000 in 2001 payable to three parties.

5. LINES OF CREDIT
---------------------------------------------

    The Company has a $15 million and a $25 million unsecured, uncommitted line of credit with a bank. Borrowings under the $15 million line bear interest at a rate 150 basis points above the bank's base rate. Borrowings under the $25 million line bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2002 and 2001, the balance outstanding under both lines was $3,250,000 and $2,896,000, respectively. Borrowings under these lines are available for the Company's working capital requirements and are payable on demand.

    In addition, at May 31, 2002, the Company had a long-term unsecured, revolving loan agreement with two banks. The agreement, as amended, provided that the Company may borrow up to $40,000,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate,
b) 160 basis points above the London Interbank Offered Rate (LIBOR), or
c) 160 basis points above the bank's cost of funds rate. The applicable interest rate was contingent upon the method of borrowing selected by the Company. The proceeds of this facility were available for the Company's working capital needs. The revolving loan agreement contained certain provisions that require, among other things, (a) maintenance of defined levels of working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including divi-

                                    [Logo]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

dends. As of May 31, 2002 no amounts were outstanding under this agreement. At May 31, 2001 $39,175,000 was outstanding under this agreement, $9,175,000 of which was classified as current. The weighted average interest rate during 2002 and 2001 on the Company's revolving loan was 4.96% and 8.38%, respectively. This agreement was terminated by the Company in August 2002.

    Also during August 2002, the Company entered into a new long-term unsecured, revolving loan agreement. The new agreement provides that the Company may borrow up to $30 million in the aggregate through December 1, 2004. The loan term may be extended in one year increments commencing
November 30, 2003, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares.

    A subsidiary of the Company maintains a loan facility which enables it to borrow up to 1.1 billion Japanese yen at an interest rate 1% above Japanese LIBOR through November 2003. The loan contains provisions that, among other things, require the Company to maintain a minimum debt to equity ratio. Borrowings under the facility are available for general working capital purposes and are guaranteed by the Company. At May 31, 2002 and 2001, the outstanding balance of 1.1 billion Japanese yen ($8,839,000 and $9,072,000, respectively) was classified as noncurrent.

    Long-term debt of $12,089,000 outstanding at May 31, 2002 is scheduled to be repaid in the fiscal year ended May 31, 2004.

6. SENIOR NOTES
---------------------------------------------

    During 2001 and 2000, the Company had outstanding unsecured 9.97% Senior Notes. The notes were fully repaid on May 15, 2001.

7. LEGAL SETTLEMENT AND RELATED COSTS
---------------------------------------------

    A settlement agreement, dated October 18, 1999, was signed which settled all of the various disputes among the Company and other related parties and International Diamond Traders CY B.V.B.A. ('IDT') and Avi Neumark, the President and controlling stockholder of IDT. The Company agreed to pay the parties the sum of $3,275,000 over a period of 40 months. The balance outstanding on May 31, 2002 and 2001 was $658,000 and $1,317,000,
respectively. The total cost of the settlement to the Company during the year ended May 31, 2000 was $5,048,000, including related legal and other expenses.

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

b. Angola

    On December 31, 1999, the Company's license to purchase diamonds in Angola expired. Through February 2000, the Company continued to operate its Angolan buying operations. During the fourth quarter of 2000, the Company terminated its operations in Angola and recorded charges relating to the closing of such operations of $1.1 million.

c. Other Charges

    The Company recorded charges of $2.0 million in the fourth quarter of 2000 primarily related to year-end inventory adjustments.

                                    [Logo]

              LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

    In aggregate, during 2000, the life insurance proceeds net of realignment costs and other charges resulted in a decrease of approximately $0.8 million in selling, general and administrative expenses and an increase of approximately $2.0 million in cost of sales.

9. CUMULATIVE EFFECT OF CHANGE IN METHOD OF ACCOUNTING FOR START-UP COSTS
-------------------------------------------------------------------------

    On June 1, 1999, the Company adopted Statement of Position (SOP) 98-5, 'Reporting on the Costs of Start-Up Activities', and recorded a non-cash charge of $1,522,000 (net of tax benefit of $671,000). This amount is primarily comprised of a) the start-up expenses related to the operations of the Company's, wholly owned subsidiary, Pegasus Overseas Ltd. and the signing and implementation of its ten year agreement with a wholly owned subsidiary of General Electric Company, and b) the start-up expenses related to the signing and implementation of the March 1999 Cooperation Agreement with AK ALROSA of Russia. The application of SOP 98-5 did not have a material effect on income from continuing operations for the year ended May 31, 2002, 2001 or 2000.

10. STOCK INCENTIVE PLANS
-------------------------

    A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the 1988 Plan). The 1988 Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries. No future grants may be made under the 1988 Plan, although outstanding options may continue to be exercised.

    A Long-Term Stock Incentive Plan was approved by the Board of Directors on April 10, 1997 (the 1997 Plan). The 1997 Plan has reserved 1,350,000 shares of the common stock of the Company for issuance to directors, officers, key employees and consultants of the Company and its subsidiaries.

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

    The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123 'Accounting for Stock-Based Compensation', pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2002, 2001 and 2000 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options' vesting period for the pro forma disclosures.

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

                                    [Logo]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Years ended May 31, 2002, 2001 and 2000

    The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

                      2002       2001       2000
---------------------------------------------------
                    -------------------------------
Risk-free interest
  rate                  4.47%      6.00%      6.00%
Expected option
  life               5 years    5 years     5 years
Expected
  volatility           42.50%     38.20%     35.80%
Expected dividends
  per share         $    0.00  $    0.00  $    0.00
Weighted average
  estimated fair
  value per share
  of options
  granted at
  market price      $    2.82  $    2.15  $    3.00
Weighted average
  estimated fair
  value per share
  of options
  granted above
  market price      $    2.35      -      $    2.66
Pro forma net
  income/(loss)
  (000's)           $  (1,454) $   1,350  $  (1,106)
Pro forma basic
  earnings/(loss)
  per share         $   (0.19) $    0.18  $   (0.13)
Pro forma diluted
  earnings/(loss)
  per share         $   (0.19) $    0.18  $   (0.13)
---------------------------------------------------
                    -------------------------------

    As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 2002, 2001 and 2000 may not be indicative of future years.

    A summary of the Plans' activity for each of the three years in the period ended May 31, 2002 is as follows:

                                                Weighted
                                                 average
                        Number     Option         price
                       of shares    price       per share
---------------------------------------------------------
                      -----------------------------------
Outstanding -- May
 31, 1999               627,324  $5.125-$16.225 $  10.505
Options expired          (1,300) $7.625-$10.375 $   9.318
Options issued          141,300  $7.000-$ 9.000 $   7.414
Options exercised        (7,900) $5.125-$ 5.125 $   5.125
---------------------------------------------------------
Outstanding -- May
 31, 2000               759,424  $5.125-$16.225 $   9.988
Options expired         (92,100) $7.000-$14.750 $   9.523
Options issued          101,800  $5.000-$ 8.438 $   5.168
Options exercised       (30,600) $5.125-$ 6.375 $   6.150
---------------------------------------------------------
Outstanding -- May
 31, 2001               738,524  $5.000-$16.225 $   9.830
Options expired         (32,243) $7.625-$16.225 $  12.648
Options issued          392,750  $4.350-$ 7.205 $   6.411
Options exercised       (85,331) $5.000-$ 7.000 $   5.763
---------------------------------------------------------
Outstanding -- May
 31, 2002             1,011,700  $4.350-$14.750 $   8.537
---------------------------------------------------------
                      -----------------------------------
Exercisable options     535,750
-------------------------------
                      ---------


    The following table summarizes information about stock options at May 31, 2002:


                                                       Exercisable
Outstanding stock options                             stock options
--------------------------------------------          -------------
                                  Weighted
                                   average              Weighted
                                  remaining             average
                                 contractual            exercise
Range of prices        Shares       life       Shares     price
--------------------------------------------------------------------
--------------------------------------------------------------------
$ 4.350-$ 6.600       412,800    7.10 years   125,417    $ 5.58
$ 7.000-$ 8.800       257,900    5.29 years    72,667    $ 7.28
$ 9.000-$11.413       157,500    5.14 years   154,166    $10.45
$14.750               183,500    4.85 years   183,500    $14.75
--------------------------------------------------------------------

                                                                            23

                                    [Logo]

              LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

11. COMMITMENTS AND CONTINGENCIES
---------------------------------------------

    Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2002 (in thousands):

                                        Operating
Year                                       leases
--------------------------------------------------
                                         ---------
2003                                     $     526
2004                                           305
--------------------------------------------------
                                         $     831
--------------------------------------------------
                                         ---------

    Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2002, 2001, and 2000 was approximately, $705,000, $702,000 and
$878,000, respectively.

    As of May 31, 2002 approximately $19.3 million of POL inventory is subject to a security interest by GE.

12. PROFIT SHARING PLAN
-----------------------

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

                                    [Logo]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

13. GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------

    Revenue, gross profit and income/(loss) before income tax provision and cumulative effect of change in accounting principles for each of the three years in the period ended May 31, 2002 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                      NORTH                                       ELIMINI-   CONSOLI-
                                     AMERICA    EUROPE     AFRICA     FAR EAST     NATIONS     DATED
------------------------------------------------------------------------------------------------------
                                    ------------------------------------------------------------------
Year ended May 31, 2002
Net sales to unaffiliated
  customers                         $ 111,561  $  65,663  $    (156)  $  12,480   $   -      $ 189,548
Transfers between geographic areas     33,431        105      -              61     (33,597)     -
                                    ------------------------------------------------------------------
Total revenue                       $ 144,992  $  65,768  $    (156)  $  12,541   $ (33,597) $ 189,548
                                    ------------------------------------------------------------------
Gross profit/(loss)                 $  16,898  $   1,030  $    (177)  $   2,420   $    (353) $  20,171
                                    ------------------------------------------------------------------
Income/(loss) before income taxes   $    (144) $      46  $    (781)  $    (963)  $   -      $  (1,842)
                                    ------------------------------------------------------------------
Identifiable assets at May 31,
  2002                              $ 125,587  $   4,336  $  10,151   $   8,007   $     (94) $ 147,987
------------------------------------------------------------------------------------------------------
                                    ------------------------------------------------------------------
Year ended May 31, 2001
Net sales to unaffiliated
  customers                         $ 128,021  $ 114,606  $  12,093   $  16,066   $   -      $ 270,786
Transfers between geographic areas     46,545     25,330      -             461     (72,336)     -
                                    ------------------------------------------------------------------
Total revenue                       $ 174,566  $ 139,936  $  12,093   $  16,527   $ (72,336) $ 270,786
                                    ------------------------------------------------------------------
Gross profit                        $  23,166  $   2,177  $   2,257   $   2,434   $   -      $  30,034
                                    ------------------------------------------------------------------
Income/(loss) before income taxes   $   3,032  $      98  $   1,166   $  (1,895)  $   -      $   2,401
                                    ------------------------------------------------------------------
Identifiable assets at May 31,
  2001                              $ 141,015  $  10,999  $  14,111   $   9,926   $    (133) $ 175,918
------------------------------------------------------------------------------------------------------
                                    ------------------------------------------------------------------
Year ended May 31, 2000
Net sales to unaffiliated
  customers                         $ 106,848  $ 236,327  $     208   $  17,751   $   -      $ 361,134
Transfers between geographic areas     25,275      6,646    132,627       -        (164,548)     -
                                    ------------------------------------------------------------------
Total revenue                       $ 132,123  $ 242,973  $ 132,835   $  17,751   $(164,548) $ 361,134
                                    ------------------------------------------------------------------
Gross profit                        $  23,650  $   1,560  $     498   $   3,666   $   -      $  29,374
                                    ------------------------------------------------------------------
Income/(loss) before income taxes
  and cumulative effect of change
  in accounting principle           $   1,915  $    (172) $  (1,121)  $    (525)  $   -      $      97
                                    ------------------------------------------------------------------
Identifiable assets at May 31,
  2000                              $ 163,979  $  17,045  $   8,351   $  13,479   $    (155) $ 202,699
------------------------------------------------------------------------------------------------------
                                    ------------------------------------------------------------------

                                    [Logo]

              LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

    Revenue and gross profit for each of the three years in the period ended May 31, 2002 classified by product were as follows (in thousands):

                                                                    POLISHED     ROUGH      TOTAL
---------------------------------------------------------------------------------------------------
                                                                    -------------------------------
Year ended May 31, 2002
Net sales                                                           $ 147,970  $  41,578  $ 189,548
                                                                    -------------------------------
Gross profit                                                        $  19,061  $   1,110  $  20,171
---------------------------------------------------------------------------------------------------
                                                                    -------------------------------
Year ended May 31, 2001
Net sales                                                           $ 193,805  $  76,981  $ 270,786
                                                                    -------------------------------
Gross Profit                                                        $  28,294  $   1,740  $  30,034
---------------------------------------------------------------------------------------------------
                                                                    -------------------------------
Year ended May 31, 2000
Net sales                                                           $ 138,568  $ 222,566  $ 361,134
                                                                    -------------------------------
Gross profit                                                        $  23,333  $   6,041  $  29,374
---------------------------------------------------------------------------------------------------
                                                                    -------------------------------

14. SALE OF COMMON STOCK
------------------------

    During 2001 and 2000, the Company purchased 683,600 and 331,000 shares, respectively, of its common stock which was shown as a reduction of stockholders' equity.

    In February 2002, pursuant to a stock purchase agreement ('SPA'), the Company sold 1,305,000 shares of its common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares, in a private transaction. The SPA provides for, among other things, a ten-year standstill period whereby the purchaser and its affiliates will not acquire 24.9% or more of the outstanding shares of common stock, participate in any proxy disputes or transfer their stock except as provided for in the SPA. In connection therewith, the purchaser delivered an irrevocable proxy to the Chairman and President of the Company to vote the treasury shares, subject to certain limitations, including an eight-year term.

    Proceeds from the sale, approximately $11.5 million (net of costs), were used to pay down bank debt and for other general corporate purposes. During 2002 the Company made approximately $0.1 million of sales to entities affiliated with this investor.

15. TRANSACTIONS WITH RELATED PARTIES
---------------------------------------------

    The Company subleases space to an entity in which its Chairman and President are the sole general partners. Rental payments under the sublease amount to a base rent of $61,488 per annum (excluding amounts paid for escalations) and expire September 2003. The sublease is prorated to the same rental rate per square foot which the Company is paying the landlord at the same location.

    A member of the Company's board of directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2002, 2001 and 2000 were $374,000, $400,000 and $635,000, respectively.

    During 2002, 2001 and 2000 the Company sold approximately $0.6 million, $0.3 million and $0.1 million, respectively, of jewelry to a non-employee member of the Company's board of directors.

                                    [Logo]

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years ended May 31, 2002, 2001 and 2000

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
------------------------------------------------------------------------------

    The following is a summary of the results of operations for the years ended May 31, 2002 and 2001 (in thousands, except per share data):

                                                                                QUARTER
--------------------------------------------------------------------------------------------------------
                                                                FIRST     SECOND      THIRD     FOURTH
--------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------
2002
----
Net sales                                                     $  51,056  $  46,454  $  48,291  $  43,747
Gross profit                                                  $   3,600  $   5,008  $   5,831  $   5,732
Net income/(loss)                                             $  (1,663) $    (255) $     286  $     406
Basic earnings/(loss) per share                               $   (0.23) $   (0.03) $    0.04  $    0.05
Diluted earnings/(loss) per share                             $   (0.23) $   (0.03) $    0.04  $    0.05

2001
----
Net sales                                                     $  77,575  $  78,317  $  55,064  $  59,830
Gross profit                                                  $   8,704  $   9,016  $   6,935  $   5,379
Net income/(loss)                                             $   1,033  $     725  $     250  $    (465)
Basic earnings/(loss) per share                               $    0.13  $    0.09  $    0.03  $   (0.06)
Diluted earnings/(loss) per share                             $    0.13  $    0.09  $    0.03  $   (0.06)


                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Lazare Kaplan International Inc.

    We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                         Ernst & Young LLP
New York, New York
August 14, 2002

                                     [LOGO]

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS             DIRECTORS AND OFFICERS                 REGISTRAR AND TRANSFER AGENT
529 Fifth Avenue                   Maurice Tempelsman                     Mellon Investor Services
New York, New York 10017           Director;                              44 Wall Street
Telephone (212) 972-9700           Chairman of the Board                  6th Floor
                                                                          New York, NY 10005
                                   Leon Tempelsman
                                   Director;                              COUNSEL
                                   Vice Chairman of the Board             Warshaw Burstein Cohen
                                   and President                          Schlesinger & Kuh, LLP
                                                                          555 Fifth Avenue
                                   Lucien Burstein                        New York, New York 10017
                                   Director;
                                   Secretary                              INDEPENDENT AUDITORS
                                   Of Counsel                             Ernst & Young LLP
                                   Warshaw Burstein Cohen                 5 Times Square
                                   Schlesinger & Kuh, LLP                 New York, New York 10036
                                   (attorneys)

                                   Myer Feldman
                                   Director;
                                   Attorney,
                                   self-employed

                                   Robert A. Del Genio
                                   Director;
                                   Co-Founder
                                   Conway, Del Genio,
                                   Gries & Company, LLC

                                   William H. Moryto
                                   Vice President and
                                   Chief Financial Officer