Form 10-K, Exhibit 13
period 2003-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2003-08-26
CIK 202375

                                                                      Exhibit 13

                        LAZARE KAPLAN INTERNATIONAL INC.

                                      2003
                                  ANNUAL REPORT

               Lazare Kaplan International Inc. 2003 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name "Lazare Diamonds'r'" Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds and diamonds sold under the Bellataire Diamonds'TM' brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers, Lazare Kaplan's traditional channel of distribution. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

                             American Stock Exchange

  The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

                                    Form 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2003 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Cochrane, Lazare Kaplan International Inc., 19 West 44th Street, New York, New York 10036.

                                 Annual Meeting

                                November 6, 2003
                                     10 A.M.
                                 Sofitel Hotel
                              45 West 44th Street
                         Second floor, Montmartre Room
                            New York, New York 10036

                 Market Prices of Common Stock by Fiscal Quarter

                                                                     High    Low
                                                                     ----   ----
First ............................................................   7.75   6.00
Second ...........................................................   6.30   4.43
Third ............................................................   6.40   5.05
Fourth ...........................................................   5.75   5.25

                                                                     Fiscal 2002
                                                                     -----------
                                                                     High    Low
                                                                     ----   ----
First ............................................................   5.77   4.50
Second ...........................................................   5.65   3.90
Third ............................................................   8.30   5.75
Fourth ...........................................................   8.11   6.40

As of July 31, 2003 there were 1,747 stockholders of record of the 8,526,414 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,504,865 shares of common stock as nominees for an undisclosed number of beneficial holders. The Company estimates that it has in excess of 2,200 beneficial holders.

                              To Our Shareholders:

         The global economy continued its sluggish pace during the year ended May 31, 2003. While the deflationary scenario foreseen by the more pessimistic forecasters failed to materialize, economic growth was at best feeble or stagnant. Thus, our position continued to be guided by prudence, balancing careful management of expenses and attention to margins and cash flow with new and interesting opportunities for growth and expansion.

         Total Company's revenue in fiscal 2003 was $203.2 million compared with $189.5 million in 2002. Net profit in fiscal 2003 was $1.1 million compared with a loss of $1.2 million in 2002.

         The structural changes taking place in the industry continue to shorten pipelines and encourage downstream distribution and the Company is well positioned to build on its historical strengths in these two areas. De Beers, the leading miner and supplier of rough diamonds, continued to implement the announced transformation of its marketing posture from supply driven to demand driven. Having received approval from the European Commission it is implementing its "Supplier of Choice" policy and the Company was advised that it has met the criteria for a continued supply of rough diamonds. The Company has a well established history of successfully marketing a differentiated brand diamond, the Lazare Diamond'r', in close cooperation with its selective network of high quality jewelers.

         The willingness of U.S. consumers to continue spending remains the major locomotive force driving the economy and has benefited the diamond and jewelry industry. Though there are variances in the levels of geographic activity, taken as a whole, the demand for diamonds has been better than expected. In fact, shortages are developing, in certain categories and sizes (particularly in sizes of 1.5 carats and larger in the better grades) and we are seeing the beginnings of some upward price trends in these areas. The Company has refreshed and expanded its line of jewelry and has developed and manufactured new shapes of diamonds to help our jewelers with attractive, saleable product lines that will give them competitive advantage in retailing. Increasingly, we are seeking to build long-term product and marketing partnerships with our customers to put in place programs that help them, and the Company, to build market share in these times where pricing and margins are under pressure.

         The Japanese market remains static. The cost cutting and pipeline compressing efforts we have in place are beginning to show results. The operation is moving towards equilibrium and is marketing the full line of products offered by the Company.

         The Southeast Asia markets, deeply affected earlier this year by the SARS epidemic, are resuming their pace and we are examining possible areas for expansion. The Company has also initiated steps to begin marketing its products in Scandinavia and in the Peoples Republic of China.

         We continue to roll out our program of In-Store Boutiques in Japan, Southeast Asia and the United States.

         The Company's cutting operations in Russia are making good progress and we are examining with Alrosa the possibilities of expanding our existing Cooperation Agreement to extend global marketing of the high quality polished diamonds we have been producing. Alrosa is taking steps to maintain its position as the second largest producer of rough diamonds in the world by changing its mining methods from open pit to underground operations. The Russian Federation is entering its political cycle, with parliamentary election coming up in 2003 and Presidential election scheduled for 2004.

         The Company will continue to expand and build on its experienced rough sorting, trading and marketing capabilities. We are in discussion with several rough diamond producers in different parts of the world. With the return of peace in Angola and the changes in the marketing system announced by that government, we have renewed our dialogue with the appropriate institutions in that country to determine areas of opportunity for LKI that would contribute to the economic development and reconstruction programs pursued by the government of Angola.

         We continue to make steady progress in the marketing of Bellataire'TM' diamonds, an all natural diamond that has undergone a proprietary process by General Electric that improves the color of a limited group of qualifying gem diamonds. The Company is a joint owner with General Electric of some of the patents on this process.

         The Company's manufacturing operation in Puerto Rico, staffed by experienced and skilled craftsmen, continues to produce a full line of ideal cut Lazare Diamonds'r', The World's Most Beautiful Diamond'r'. Our staff's technical proficiency has also enabled us to come up with and produce exceptionally beautiful diamond shapes that provide an additional line for our high quality jeweler distribution network.

         Our people and our customers are our most valuable assets. It is their commitment, professionalism and dedication that enable the Company to overcome challenges and develop the opportunities that lie ahead. As LKI celebrates its 100th Anniversary in 2003, we want to express our thanks to them as well as to the many committed jewelers in the United States and around the world with whom the Company has been privileged to do business over many decades.


MAURICE TEMPELSMAN                           LEON TEMPELSMAN
-----------------------------------          -----------------------------------
Maurice Tempelsman                           Leon Tempelsman
Chairman of the Board                        Vice Chairman of the Board

                             Selected Financial Data

--------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)           2003         2002         2001        2000          1999
--------------------------------------------------------------------------------------------------------------------
Net Sales                                               $203,159     $189,548     $270,786    $361,134      $261,853
--------------------------------------------------------------------------------------------------------------------
Income/(loss) before income tax provision/(benefit)
   and cumulative effect of change in accounting
   principle                                            $  3,256     $ (1,842)    $  2,401    $     97      $(11,575)
--------------------------------------------------------------------------------------------------------------------
Income/(loss) before cumulative effect of change
   in accounting principle                              $  2,066     $ (1,226)    $  1,543    $    775      $ (6,323)
--------------------------------------------------------------------------------------------------------------------
Net Income/(loss)                                       $  1,094(1)  $ (1,226)(2) $  1,543    $   (747)(4)  $ (6,323)(5)
--------------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share before cumulative
   effect of change in accounting principle (based on
   the weighted average number of shares)               $   0.24     $  (0.16)    $   0.20    $   0.09      $  (0.74)
--------------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share (based on
   weighted average number of shares)                   $   0.13     $  (0.16)    $   0.20    $  (0.09)     $  (0.74)
--------------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle (based on
   the weighted average number of shares)               $   0.24     $  (0.16)    $   0.20    $   0.09      $  (0.74)
--------------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share (based on
   the weighted average number of shares)               $   0.13     $  (0.16)    $   0.20    $  (0.09)     $  (0.74)
--------------------------------------------------------------------------------------------------------------------
At May 31:
Total Assets                                            $160,411     $147,987     $175,918    $202,699      $151,913
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                          $ 16,756     $ 12,089     $ 39,626    $ 37,309      $ 38,575
--------------------------------------------------------------------------------------------------------------------
Working capital                                         $ 90,175     $ 83,457     $101,378    $ 98,016      $106,581
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                    $ 90,207     $ 90,106(3)  $ 79,934    $ 82,807      $ 85,994
--------------------------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

(1) Includes $1.0 million (net of tax) charge for the cumulative effect of a change in accounting principle.

(2) Includes $0.3 million (net of tax) of benefit associated with a partial recovery of inventory.

(3) Reflects the effect of the private sale of 1,305,000 shares of common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares. Proceeds from the sale were approximately $11.5 million (net of costs).

(4) Includes $3.1 million (net of tax) of legal settlement and related costs, $0.4 million (net of tax) of benefit relating to insurance policies offset by realignment costs and other charges, and $1.5 million (net of tax) of cumulative effect of change in accounting principle.

(5) Includes $2.8 million of fourth quarter losses incurred in the Company's rough buying operations in Angola and $3.4 million of costs associated with the realignment of the Company's Japanese distribution.

                      Management's Discussion and Analysis

     This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1--"Description of Business", and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2003. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

     This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years "2003", "2002" and "2001" refer to the fiscal years ended May 31, 2003, 2002 and 2001, respectively.

Results of Operations

Net Sales

     Net sales in 2003 of $203.2 million were 7% higher than net sales of $189.5 million in 2002.

     The Company's net revenue from the sale of polished diamonds of $135.0 million in 2003 was 9% less than 2002 sales of $148.0 million. The decrease in polished diamond sales primarily reflects softness in consumer demand attributable to difficult global financial conditions, concerns about terrorism and war and the impact of the SARS virus on Southeast Asian economies, all of which had a negative effect on consumer confidence and purchasing decisions.

     Rough diamond sales were $68.1 million in 2003, an increase of $26.5 million, or 64% compared to $41.6 million in 2002. The increase from the prior year is attributable to increased sourcing of rough diamonds.

     Net sales in 2002 of $189.5 million were 30% less than net sales of $270.8 million in 2001.

     The Company's net revenue from the sale of polished diamonds of $148.0 million in 2002 was 24% less than 2001 polished sales of $193.8 million. The decrease in polished diamond sales primarily reflects a softening of consumer demand attributable to difficult financial conditions in the United States and Southeast Asia as well as aggressive efforts on the part of retailers to generate liquidity and lower inventory ownership positions.

     Rough diamond sales were $41.6 million in 2002, a decrease of 46% compared to $77.0 million in 2001. The decrease from the prior year was primarily attributable to reduced rough buying in response to perceived softness in market demand.

Gross Profit

     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the "Polished Diamond Gross Margin"). Polished Diamond Gross Margin for 2003 was 15% compared to 13% in 2002 and 15% in 2001. The increase in 2003 Polished Diamond Gross Margin percentage reflects a shift in sales mix toward larger higher margin stones and a reduction in sales incentives offered to liquidate slower moving inventory compared to 2002. The decrease in 2002 Polished Diamond Gross Margin percentage compared to 2001 primarily reflects market pressure on pricing and efforts by the Company to liquidate slower moving inventory.

     The Company's gross margin on sales of rough stones not selected for manufacturing, and sales of stones from the rough trading operation, includes an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones. In 2003, the rough diamond margin was 3.9%, compared to 2.7% in 2002 and 2.3% in 2001. The improvement in rough diamond gross margin during 2003 and 2002 reflects a strengthening of market demand for categories of stones that the Company normally sells in rough form.

     During 2003, the overall gross margin on net sales of both polished diamonds and rough diamonds was 11.4%. This compares to 10.6% (including approximately 0.3% attributable to a partial recovery associated with inventory) in 2002 and 11.1% in 2001. This increase in overall gross margin in 2003 reflects improvement in both polished and rough gross margins compared to 2002. The decrease in overall gross margin in 2002 compared to 2001 primarily reflects lower Polished Diamond Gross Margin during 2002.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses in 2003 were $19.4 million as compared to $19.8 million in 2002. This decrease of $0.4 million reflects the effect of cost reduction programs offset by increased insurance costs.

     Selling, general and administrative expenses in 2002 were $19.8 million as compared to $23.3 million in 2001, a decrease of $3.5 million or 15%. This decrease is primarily attributable to a broad based cost reduction program instituted during 2002.

Interest Expense

     Net interest expense was $0.5 million, $2.2 million, and $4.3 million in 2003, 2002 and 2001, respectively. The decrease in interest expense for 2003 and 2002 was attributable to reduced levels of borrowing and lower interest rates during both years.

Income Taxes

     The Company's effective tax rate during 2003, 2002 and 2001 of 36.5%, 33.4% and 35.7%, respectively, approximated the U.S. statutory rate.

     Cumulative Effect of Change in Method of Accounting for Goodwill and Intangible Assets

     On June 1, 2002 the Company adopted Financial Accounting Standards Board Standard No. 142, Goodwill and Other Intangible Assets ("Statement 142"). As a result, the Company ceased amortization of goodwill and other indefinite lived intangible assets. Under the transition provision of Statement 142 the Company completed its evaluation of goodwill and indefinite lived assets during the quarter ended November 30, 2002, using a discounted cash flow methodology. As a result of testing goodwill impairment in accordance with Statement 142, as of June 1, 2002, the Company recorded a non-cash charge of approximately $1.5 million ($1.0 million after tax, or $0.11 per share), which has been reported under the caption "Cumulative Effect of a Change in Accounting Principle. The charge relates to the Company's operations in Japan (Far East Segment).

     Had goodwill amortization been excluded from 2002 the effect would have increased reported earnings in 2002 by $0.1 million or $0.02 per basic and diluted earnings per share.

Earnings/(Loss) Per Share

     During 2003, 2002 and 2001, basic and fully diluted earnings/(loss) per share was $0.13, ($0.16), and $0.20, respectively. In 2003, basic and diluted earnings per share before the cumulative effect of change in accounting principle was $0.24 per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

New Accounting Pronouncements

     In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("Statement 148"). Statement 148 amends Statement 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for, and the effect of the method used on reported results. Statement 148 is effective for fiscal years beginning after December 15, 2002, which for the Company will be effective June 1, 2003, at which time the Company will adopt additional interim disclosures.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46"). Fin 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. This Interpretation applies to all Variable Interest Entities created after January 31, 2003 and applies to existing Variable Interest Entities in the first fiscal year or interim period beginning after June 15, 2003. The Company has not yet determined the effect of this Interpretation on its financial statements and results of operations.

Foreign Operations

     International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2003 and 2002, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(284,000) and $(215,000) respectively, which are shown as a component of stockholders' equity in the accompanying balance sheet.

Liquidity--Capital Resources

     During 2003 the Company used $4.2 million of cash flow for operations, funded primarily by an increase in outstanding borrowing.

     During 2002 outstanding borrowings were reduced by $39.6 million. This reduction was primarily funded by cash flow from operations that amounted to $27.2 million and $11.5 million of net proceeds from the sale of common shares.

     The Company's working capital at May 31, 2003, 2002 and 2001 was $90.2 million, $83.5 million and $101.4 million, respectively. The increase in working capital during 2003 reflects funding of increased current assets with the proceeds of long-term debt. The decrease in working capital during 2002 reflects the use of working capital to repay long-term debt.

     Fixed asset additions totaled $0.1 million, $0.1 million, and $1.4 million in 2003, 2002 and 2001, respectively.

     The Company has a $40 million unsecured, uncommitted line of credit with a bank. As of May 31, 2003 and 2002, the balance outstanding under this line of credit was $9.7 million and $3.3 million, respectively. This line of credit is available for the Company's working capital requirements. Amounts borrowed under this line are payable on demand.

     During August 2002, the Company terminated its existing $40 million long-term loan agreement and entered into a new long-term unsecured revolving loan agreement. The new agreement provides that the Company may borrow up to $30 million (including up to $1 million under letters of credit) in the aggregate through December 1, 2004. The loan term may be extended in one-year increments commencing November 30, 2003, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or
(b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability,
(b) limitation on other borrowing levels, investments, capital expenditures, dividends and the repurchase of treasury shares. No amounts were outstanding under this loan agreement at May 31, 2003.

     A subsidiary of the Company maintains a loan facility which enables it to borrow up to 1.1 billion Japanese yen (approximately $9.2 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2004. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2003 and 2002, the balance outstanding under this facility was $7.0 million and $8.8 million in U.S. dollars, respectively.

     The following table includes aggregate information about our contractual obligations as of May 31, 2003 and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet:

--------------------------------------------------------------------------------
                                                Less
     Payments Due by                            than 1   1 - 3   4 - 5   Over 5
         Period                         Total   year     years   years   years
--------------------------------------------------------------------------------
Debt                                     16.8      --    16.8     --       --
Operating Leases                          0.9     0.5     0.4     --       --
--------------------------------------------------------------------------------
Total Contractual
   Cash Obligations                      17.7     0.5    17.2     --       --
================================================================================

     Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

     Stockholders' equity was $90.2 million at May 31, 2003 as compared to $90.1 million at May 31, 2002. This increase primarily reflects current year earnings offset by $0.9 million of treasury stock purchases. No dividends were paid to stockholders during the year ended May 31, 2003.

Critical Accounting Policies

     Use of accounting estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Revenue Recognition--The Company recognizes revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed or determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Conversely, in certain instances, the Company is obligated to share profits it realizes on the sale of stones. This additional cost is included in cost of sales when the related revenue is recognized. In addition, the Company provides for estimated returns (where a right to return exists) in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

     Inventories--Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using either the first-in, first-out method, or average cost method. The Company provides an inventory reserve equal to the difference between the cost of the inventory and the estimated market value. The determination of market value is highly subjective as it is based on the relative significance assigned to various attributes of a diamond, including carat weight, color, clarity and quality of cut. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     Allowance for Doubtful Accounts--Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's on-going credit evaluations of customers, customer payment history and account aging.

     Deferred Tax Assets--Deferred income taxes reflect the net tax effects of
(a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards. The Company provides a valuation allowance for the estimated unrecoverable portion of the deferred tax assets. Factors that the Company considers in assessing the likelihood of future realization include the forecast of future taxable income and available tax planning strategies. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The Company will continue to monitor and assess the recoverability of its deferred tax assets in the future for changes to the tax code, change in statutory tax rates and the projected level of taxable income.

     Asset Impairment--The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. In assessing the recoverability of the Company's long-lived assets, the Company makes assumptions in determining estimated future sales, profit margin and expenses to arrive at estimated future cash flows. If the Company determines, based upon such measures, that the carrying amount is impaired the long-lived asset will be written down to its recoverable value based upon either the discounted future cash flows or appraised fair value. The fair value of assets could be different using different estimates and assumptions in these valuation techniques.

Business Developments

     Under the terms of its agreement with AK ALROSA of Russia, ALROSA has agreed to supply a minimum of $45 million per year of large rough gem diamonds believed by the Company to be suitable for processing. Since May 1997, pursuant to this agreement the Company has received regular shipments of polished stones. The Company is selling the resulting polished gemstones through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA. This agreement serves as a long-term off-take arrangement to secure the repayment of financing which has been received by ALROSA from a United States commercial bank and is guaranteed by the Export-Import Bank of the United States (Eximbank) for the purchase by ALROSA of U.S. manufactured mining equipment. This equipment is being used by ALROSA to increase production in its diamond mines.

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

     Through February 2009, the Company's wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") has an exclusive agreement with a wholly-owned subsidiary of General Electric Company ("GE") under which POL will market natural diamonds that have undergone a new process to improve the color of certain all-natural gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy shapes. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL sells only diamonds that have undergone the new process. After careful study, a brand name, Bellataire, was selected for the consumer launch.

     The Company has granted GE a security interest in POL's diamond inventory amounting to $15.3 million at May 31, 2003.

     As a concerned member of the diamond industry and global community at large, the Company fully supports a policy that prohibits the purchase of diamonds illicitly seized and sold by rebel forces in Africa. As it has in the past, the Company will continue to condemn trading in illicit diamonds, a position that reflects the Company's leadership in the industry. Furthermore, the Company fully complies with and supports the Kimberley Process and the resolutions adopted by the United Nations as well as concerned regional and international governments and various industry trade associations in attempting to isolate and eliminate the trade in illicit stones.

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

     In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its "supplier of choice" marketing programs. These policy changes are intended to drive consumer demand for diamond jewelry by fostering the development of efficient distribution networks that stimulate demand, support the emergence of internationally recognized brands to meet consumer needs, supply clients with a consistent supply of rough diamonds and encourage and support additional investment in marketing and advertising programs with the goal of developing an industry led by advertising and marketing support.

     In June 2003, the Company was notified that it was selected by the DTC to become a Sightholder under the Supplier of Choice Program. The Company believes it is well positioned to benefit from these changes in the DTC's approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

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

     The Company's cooperation arrangement with ALROSA is a significant part of its operations. The Company believes it is well positioned to benefit from the reorganization of the diamond industry in Russia. However there can be no assurance that the resulting change will not have a material adverse effect on the Company's operations.

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

                      Consolidated Statements of Operations

                                                                           Year ended May 31,
------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                      2003         2002         2001
------------------------------------------------------------------------------------------------------
Net Sales                                                         $  203,159   $  189,548   $  270,786

Cost of Sales                                                        180,001      169,377      240,752
------------------------------------------------------------------------------------------------------
                                                                      23,158       20,171       30,034
------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                          19,428       19,814       23,316
Interest expense, net of interest income                                 474        2,199        4,317
------------------------------------------------------------------------------------------------------
                                                                      19,902       22,013       27,633
------------------------------------------------------------------------------------------------------

Income/(loss) before income tax provision/(benefit)                    3,256       (1,842)       2,401
Income tax provison/(benefit)                                          1,190         (616)         858
------------------------------------------------------------------------------------------------------
Income/(loss) before cumulative effect of change in
   accounting principle                                                2,066       (1,226)       1,543
Cumulative effect of change in accounting principle, net of tax         (972)          --           --
------------------------------------------------------------------------------------------------------

NET INCOME/(LOSS)                                                 $    1,094   $   (1,226)  $    1,543
------------------------------------------------------------------------------------------------------

EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share before cumulative effect
   of change in accounting principle                              $     0.24   $    (0.16)  $     0.20
------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share                                   $     0.13   $    (0.16)  $     0.20
------------------------------------------------------------------------------------------------------

Average number of shares outstanding
   during the period                                               8,637,397    7,778,762    7,657,285
------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle                       $     0.24   $    (0.16)  $     0.20
------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share                                 $     0.13   $    (0.16)  $     0.20
------------------------------------------------------------------------------------------------------

Average number of shares outstanding during the period,
   assuming dilution                                               8,658,396    7,778,762    7,677,265
------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           Consolidated Balance Sheets

                                                                   May 31,
--------------------------------------------------------------------------------
(In thousands, except share data)                              2003       2002
--------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
   Cash and cash equivalents                                 $    477   $  1,102
   Accounts receivables, less allowance for doubtful
      accounts ($523 and $424 in 2003 and 2002,
      respectively)                                            57,360     45,469
Inventories, net:
      Rough stones                                              5,764      9,468
      Polished stones                                          72,473     64,833
                                                             -------------------
         Total inventories                                     78,237     74,301
                                                             -------------------
Prepaid expenses and other current assets                       6,124      6,058
Deferred tax assets-current                                     1,425      2,319
--------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                 143,623    129,249

Property, plant and equipment, net                              6,277      7,529
Other assets                                                    1,042      2,254
Deferred tax assets, net                                        9,469      8,955
--------------------------------------------------------------------------------
                                                             $160,411   $147,987
--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
   Accounts payable and other current liabilities            $ 53,448   $ 45,792
      Notes payable-other and current portion of
         long- term debt                                           --         --
--------------------------------------------------------------------------------
         TOTAL CURRENT LIABLITIES                              53,448     45,792

Long-term debt                                                 16,756     12,089
--------------------------------------------------------------------------------
         TOTAL LIABILITIES                                     70,204     57,881
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
   Preferred stock, par value $.01 per share:
      Authorized 1,500,000; no shares outstanding                  --         --
   Common stock, par value $1 per share:
      Authorized 12,000,000 shares; issued 8,706,514
      and 8,704,860 in 2003 and 2002, respectively.             8,707      8,705
   Additional paid-in capital                                  61,575     61,567
   Cumulative translation adjustment                             (284)      (215)
   Retained earnings                                           21,143     20,049
--------------------------------------------------------------------------------
                                                               91,141     90,106

Less treasury stock, 180,100 shares at cost                      (934)        --
--------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                            90,207     90,106
--------------------------------------------------------------------------------
                                                             $160,411   $147,987
--------------------------------------------------------------------------------

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

                                                                     Year ended May 31,
---------------------------------------------------------------------------------------------
(In thousands)                                                   2003       2002       2001
---------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
NetIncome/(loss)                                               $  1,094   $ (1,226)  $  1,543
Adjustments to reconcile net income/(loss) to net cash
   provided by/(used in) operating activities:
      Depreciation and amortization                               1,405      1,352      1,789
      Provision for uncollectible accounts                          179        (49)       382
      Gain from sale of fixed assets                                 --       (136)
      Deferred income taxes                                         380       (607)       245
      Cumulative effect of change in method of accounting           972         --         --
Changes in operating assets and liabilities:
   Accounts receivable                                          (12,070)    15,016      5,440
   Rough and polished inventories                                (3,936)     9,343      4,995
   Prepaid expenses and other current assets                        (66)     1,802      4,175
   Other assets                                                     220        202      5,045
   Accounts payable and other current liabilities                 7,656      1,505     (5,587)
---------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities              (4,166)    27,202     18,027
---------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Capital expenditures                                               (133)      (186)    (1,416)
Proceeds from sale of property, plant and equipment                  --      1,168         --
---------------------------------------------------------------------------------------------
Net cash provided by/(used in) investing activities                (133)       982     (1,416)
---------------------------------------------------------------------------------------------

Cash flows from Financing Activities:
Decrease in short-term borrowings                                    --    (12,071)   (20,638)
Increase/(decrease) in long-term borrowings                       4,667    (27,537)     2,317
Purchase of treasury stock                                         (934)        --     (4,096)
Proceeds from issuance of common stock                               --      1,125         --
Proceeds from sale of treasury stock, net                            --     10,351         --
Proceeds from exercise of stock options                              10         19         37
                                                               ------------------------------
Net cash provided by/(used in)financing activities                3,743    (28,113)   (22,380)
---------------------------------------------------------------------------------------------

Effect of cumulative translation adjustment                         (69)       (97)      (357)
                                                               ------------------------------
Net decrease in cash and cash equivalents                          (625)       (26)    (6,126)
Cash and cash equivalents at beginning of year                    1,102      1,128      7,254
                                                               ------------------------------
Cash and cash equivalents at end of year                       $    477   $  1,102   $  1,128
---------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest                                                       $    430   $  2,211   $  4,193
Income taxes                                                   $    327   $    104   $    231
---------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                 Consolidated Statements of Stockholders' Equity

                                              Additional   Cumulative                              Total
                                    Common     Paid-in     Translation   Retained   Treasury   Stockholders'
(In thousands, except share data)    Stock     Capital      Adjustment   Earnings     Stock        Equity
------------------------------------------------------------------------------------------------------------
Balance, May 31, 2000                 8,543      58,182         239       19,732     (3,889)       82,807

Comprehensive income:
   Net income                            --          --          --        1,543         --         1,543
   Foreign currency translation          --          --        (357)          --         --          (357)
                                                                                                  -------
Comprehensive income                                                                                1,186
Exercise of stock options, 6,048
   shares issued                          6          31          --           --         --            37
Purchase of treasury stock,
   683,600 shares                        --          --          --           --     (4,096)       (4,096)
---------------------------------------------------------------------------------------------------------

Balance, May 31, 2001                 8,549      58,213        (118)      21,275     (7,985)       79,934

Comprehensive loss:
   Net loss                              --          --          --       (1,226)        --        (1,226)
   Foreign currency translation          --          --         (97)          --         --           (97)
                                                                                                  -------
Comprehensive loss                                                                                 (1,323)
Sale of treasury stock, 1,180,000
   shares issued                                  2,339                               7,985        10,324
Sale of common stock, 125,000           125       1,000                                             1,125
   shares issued
Exercise of stock options, 30,419
   shares issued                         31          15          --           --         --            46
---------------------------------------------------------------------------------------------------------

Balance, May 31, 2002               $ 8,705     $61,567     $  (215)     $20,049    $    --       $90,106

Comprehensive income:
   Net income                            --          --          --        1,094         --         1,094
   Foreign currency translation          --          --         (69)          --         --           (69)
                                                                                                  -------
Comprehensive income                                                                                1,025
Exercise of stock options, 1,654
   shares issued                          2           8          --           --         --            10
Purchase of treasury stock,
   180,100 shares                        --          --          --           --       (934)         (934)
---------------------------------------------------------------------------------------------------------

Balance, May 31, 2003               $ 8,707     $61,575     $  (284)     $21,143    $  (934)      $90,207
=========================================================================================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                     Years ended May 31, 2003, 2002 and 2001

1. Accounting Policies
--------------------------------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years "2003", "2002" and "2001" refer to the fiscal years ended May 31, 2003, 2002 and 2001, respectively.

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

     The Company's net sales to customers in each of the following regions for the years ended May 31, 2003, 2002 and 2001 are set forth below:

                                                              2003   2002   2001
--------------------------------------------------------------------------------
United States                                                  36%    42%    28%
Far East                                                        9%    11%     9%
Europe, Israel & Other                                         55%    47%    63%
--------------------------------------------------------------------------------
                                                              100%   100%   100%
                                                              =================

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2003, 2002 and 2001. One customer accounted for 36.6% of accounts receivable at May 31, 2003.
Two customers accounted for 19.9% and 15.5% of accounts receivable at May 31, 2002. Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables.

d. Cash and cash equivalents

     The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

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

g. Asset impairments

     The Company records impairment losses on long-lived assets with finite lives used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. If the Company determines, based upon such measures, that the carrying amount is impaired the long-lived asset will be written down to its recoverable value based upon either the discounted future cash flows or appraised fair value.

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

i. Advertising

     Advertising costs are expensed as incurred and were $1.7, $1.8, and $2.6 million in 2003, 2002 and 2001, respectively.

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

     There were no taxable dividends paid to the Company from foreign subsidiaries during 2003, 2002 or 2001.

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

     In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its "supplier of choice" marketing programs. These policy changes are intended to drive consumer demand for diamond jewelry by fostering the development of efficient distribution networks that stimulate demand, support the emergence of internationally recognized brands to meet consumer needs, supply clients with a consistent supply of rough diamonds and encourage and support additional investment in marketing and advertising programs with the goal of developing an industry led by advertising and marketing support.

     In June 2003, the Company was notified that it was selected by the DTC to become a Sightholder under the Supplier of Choice Program. The Company believes it is well positioned to benefit from these changes in the DTC approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

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

     The Company's cooperation arrangement with ALROSA is a significant part of its operations. The Company believes it is well positioned to benefit from the reorganization of the diamond industry in Russia. However, there can be no assurance that the resulting changes will not have a material adverse effect on the Company's operations.

     Pegasus Overseas Ltd. ("POL"), a wholly-owned subsidiary of the Company, entered into an exclusive ten-year agreement expiring in 2009, with a wholly-owned subsidiary of General Electric Company ("GE") under which POL will market natural diamonds that have undergone a new process to improve the color of certain qualifying all-natural gem diamonds without reducing their all-natural content. POL relies upon GE for certain processing, technology and financial support in connection with the preparation and sale of Bellataire diamonds.

m. Stock Incentive Plans

     The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations). The following disclosures are computed as if the Company recorded compensation expense based on the fair value for stock-based awards or grants.

                                                          Year ended May 31,
                                                       -------------------------
                                                        2003     2002      2001
                                                       -------------------------
Net Income/(Loss), as reported                         $1,094   $(1,226)   1,543

Deduct: Stock-based employee compensation expense
   determined under fair value method, net of
   related tax effects                                    367       228      193
                                                      --------------------------

Proforma net income/(loss)                             $  727   ($1,454)  $1,350

Earning/(Loss) per share:

Basic and diluted earnings/(loss) as reported          $ 0.13   ($ 0.16)  $ 0.20

Basic and diluted earnings/(loss) pro forma            $ 0.08   ($ 0.19)  $ 0.18

n. Comprehensive Income/(Loss)

     The Company reports "Comprehensive Income/(Loss)" in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income/(loss). For the years ended May 31, 2003, 2002 and 2001, total comprehensive income/(loss) was $1.0, $(1.3) and $1.2 million, respectively.

o. Other Investments

     The Company has an investment with a carrying value of $0.7 million related to certain mineral rights in Africa.

p. New Accounting Pronouncements

     In December 2002, the Financial Accounting Standards Board issued Financial Accounting

Standard No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("Statement 148"). Statement 148 amends Statement 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for, and the effect of the method used on reported results. Statement 148 is effective for fiscal years beginning after December 15, 2002, which for the Company will be effective June 1, 2003, at which time the Company will adopt additional interim disclosures.

     In January 2003, the Financial Accounting Standard Board issued Financial Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. This Interpretation applies to all Variable Interest Entities created after January 31, 2003 and applies to existing Variable Interest Entities in the first fiscal year or interim period beginning after June 15, 2003. The Company has not yet determined the effect of this Interpretation on its financial statements and results of operations.

q. Reclassifications

     Certain prior year amounts have been reclassified to conform to current year presentation.

2. Property, Plant and Equipment
--------------------------------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                                                    May 31,
                                                               -----------------
                                                                 2003      2002
                                                               -----------------
Land and buildings                                             $ 1,435   $ 1,678
Leasehold improvements                                           2,244     2,240
Machinery, tools and equipment                                   5,913     5,834
Furniture and fixtures                                           1,818     1,807
Computer hardware, software and equipment                        7,618     7,592
--------------------------------------------------------------------------------
                                                                19,028    19,151
Less accumulated depreciation and amortization                  12,751    11,622
--------------------------------------------------------------------------------
                                                               $ 6,277   $ 7,529
                                                               =================

Depreciation and amortization rates:

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

     Depreciation expense for 2003, 2002 and 2001 was $1.1, $1.2 and $1.6 million, respectively.

3. Income Taxes
--------------------------------------------------------------------------------

     The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                                                   May 31,
                                                              -----------------
                                                                2003      2002
                                                              -----------------
Deferred tax assets:
   Operating loss and other carryforwards                     $10,568   $10,933
   Other                                                        1,144     1,319
Deferred tax liabilities:
   Depreciation                                                   685       845
-------------------------------------------------------------------------------
                                                               11,027    11,407
Less: Valuation allowance                                        (133)     (133)
-------------------------------------------------------------------------------
Net deferred tax assets                                       $10,894   $11,274
===============================================================================

     The income tax provision/(benefit) is comprised of the following (in thousands):

                                                             Year ended May 31,
                                                           ---------------------
                                                            2003     2002   2001
                                                           ---------------------
Current:
Federal                                                    $   68   $(105)  $375
State and local                                               201     124     93
Foreign                                                        40     (28)   145
--------------------------------------------------------------------------------
                                                              309      (9)   613

Deferred:
Federal, state and local                                      881    (607)   245
--------------------------------------------------------------------------------
                                                           $1,190   $(616)  $858
                                                           ---------------------

     Income/(loss) before income taxes and cumulative effect of change in accounting principle from the Company's domestic and foreign operations (in thousands):

                                                           Year ended May 31,
                                                       -------------------------
                                                        2003      2002     2001
                                                       -------------------------
Domestic                                               $2,523   $(1,881)  $1,588
Foreign                                                   733        39      813
                                                       -------------------------
                                                       $3,256   $(1,842)  $2,401
                                                       -------------------------

     The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

                                                         -----------------------
                                                          2003     2002    2001
                                                         -----------------------
Tax provision / (benefit) at statutory rate              $1,107   $(626)  $ 816
(Decrease) / increase in taxes resulting from:
   Differential attributable to foreign operations         (209)    (41)   (131)
   State and local taxes, net of Federal benefit            274      33     145
   Permanent items                                           18      18      28
-------------------------------------------------------------------------------
Tax provision / (benefit)                                $1,190   $(616)  $ 858
-------------------------------------------------------------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                                          Net
                                                                       Operating
Year                                                                     Losses
--------------------------------------------------------------------------------
2010                                                                    $    66
2012                                                                        405
2013                                                                      3,881
2014                                                                     12,268
2015                                                                        298
2016                                                                        120
2017                                                                     10,190
-------------------------------------------------------------------------------
                                                                        $27,228
                                                                        =======

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $12.4 million each, expiring from 2014 through 2017. The Company has Puerto Rico net operating loss carryforwards of approximately $1.8 million expiring from 2003 through 2005.

4. Accounts Payable and Other Current Liabilities
--------------------------------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                                                                2003      2002
--------------------------------------------------------------------------------
Accounts payable                                               $10,753   $ 9,062
Advances and other                                              36,784    32,702
Accrued expenses                                                 5,911     4,028
--------------------------------------------------------------------------------
                                                               $53,448   $45,792
                                                               -----------------

     Advances and other includes $20.9 million, $12.8 million, and $3.0 million in 2003 and $20.0 million, $9.5 million, and $3.2 million payable to three parties.

5. Lines of Credit
--------------------------------------------------------------------------------

     The Company has a $15 million and a $25 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2003 and 2002, the balance outstanding under both lines was $9.7 million and $3.3 million, respectively. Borrowings under these lines are available for the Company's working capital requirements and are payable on demand.

     During August 2002, the Company terminated its existing $40 million long-term loan agreement and entered into a new long-term unsecured, revolving loan agreement. The new agreement provides that the Company may borrow up to $30 million (including up to $1 million under letters of credit) in the aggregate through December 1, 2004. The loan term may be extended in one year increments commencing November 30, 2003, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or
(b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. No amounts were outstanding under this loan agreement at May 31, 2003.

     A subsidiary of the Company maintains a loan facility which enables it to borrow up to 1.1 billion Japanese yen at an interest rate 1% above Japanese LIBOR through December 1, 2004. The loan contains provisions that, among other things, require the Company to maintain a minimum debt to equity ratio. Borrowings under the facility are available for general working capital purposes and are guaranteed by the Company. At May 31, 2003 and 2002, the outstanding balance of $7.0 million and $8.8 million (in U.S. dollars), respectively, was classified as noncurrent.

     Long-term debt of $16.8 million outstanding at May 31, 2003 is scheduled to be repaid in the fiscal year ended May 31, 2005. The Company was in compliance with its debt covenants at May 31, 2003.

6. Cumulative Effect of Change in Method of Accounting for Goodwill and Other Intangible Assets
--------------------------------------------------------------------------------

     On June 1, 2002 the Company adopted Financial Accounting Standards Board Standard No. 142, Goodwill and Other Intangible Assets ("Statement 142"). As a result, the Company ceased amortization of goodwill and other indefinite lived intangible assets. Under the transition provision of Statement 142 the Company completed its evaluation of goodwill and indefinite lived assets during the quarter ended November 30, 2002, using a discounted cash flow methodology. As a result of testing goodwill impairment in accordance with Statement 142, as of June 1, 2002, the Company recorded a non-cash charge of approximately $1.5 million ($1.0 million after tax, or $0.11 per share), which has been reported under the caption "Cumulative Effect of a Change in Accounting Principle. The charge relates to the Company's operations in Japan (Far East Segment).

     Had goodwill amortization been excluded from 2002 the effect would have increased reported earnings in 2002 by $0.1 million or $0.02 per basic and diluted earnings per share.

7. Stock Incentive Plans
--------------------------------------------------------------------------------

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

     The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2003, 2002 and 2001 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options' vesting period for the pro forma disclosures.

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

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

                                                     ---------------------------
                                                      2003      2002      2001
                                                     ---------------------------
Risk-free interest rate                                2.50%      4.47%    6.00%
Expected option life                                 5 years    5 years  5 years
Expected volatility                                   39.60%     42.50%   38.20%
Expected dividends
   per share                                         $   --    $    --   $   --
Weighted average estimated fair value per share
   of options granted at market price                $ 2.15    $  2.82   $ 2.15
Weighted average estimated fair value per share
   of options granted above market price             $ 1.94    $  2.35   $   --
Pro forma net income / (loss)                        $  727    $(1,454)  $1,350
Pro forma basic earnings/(loss) per share            $ 0.08    $ (0.19)  $ 0.18
Pro forma diluted earnings/(loss) per share          $ 0.08    $ (0.19)  $ 0.18

     As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 2003, 2002 and 2001 may not be indicative of future years.

     A summary of the Plans' activity for each of the three years in the period ended May 31, 2003 is as follows:

                                                                     Weighted
                              Number of                            average price
                               shares         Option Price           per share
                              --------------------------------------------------
Outstanding - May 31, 2000      759,424   $5.125   -     $16.225      $ 9.988
Options expired                 (92,100)  $7.000   -     $14.750      $ 9.523
Options issued                  101,800   $5.000   -     $ 8.438      $ 5.168
Options exercised               (30,600)  $5.125   -     $ 6.375      $ 6.150
--------------------------------------------------------------------------------
Outstanding - May 31, 2001      738,524   $5.000   -     $16.225      $ 9.830
Options expired                 (34,243)  $7.625   -     $16.225      $12.648
Options issued                  392,750   $4.350   -     $ 7.205      $ 6.411
Options exercised               (85,331)  $5.000   -     $ 7.000      $ 5.763
--------------------------------------------------------------------------------
Outstanding - May 31, 2002    1,011,700   $4.350   -     $14.750      $ 8.537
Options expired                 (88,950)  $5.000   -     $14.750      $ 9.523
Options issued                  104,500   $5.480   -     $ 5.480      $ 5.168
Options exercised               (14,833)  $5.000   -     $ 7.000      $ 6.150
--------------------------------------------------------------------------------
Outstanding - May 31, 2003    1,012,417   $4.350   -     $14.750      $ 8.174
--------------------------------------------------------------------------------
Exercisable options             637,567
---------------------------------------

     The following table summarizes information about stock options at May 31, 2003:

Outstanding Stock Options                              Exercisable stock options
--------------------------------------------------------------------------------
                                         Weighted
                                         average
                                        remaining                    Weighted
                                        contractual                  average
    Range of prices           Shares       life         Shares    exercise price
--------------------------------------------------------------------------------
$ 4.350   -   $ 6.600        470,217       7.41        197,034        $ 5.70
$ 7.000   -   $ 8.800        255,500       4.27        153,833        $ 7.28
$ 9.000   -   $11.412        118,450       4.83        118,450        $10.26
$14.750                      168,250       3.85        168,250        $14.75
--------------------------------------------------------------------------------

8. Commitments and Contingencies
--------------------------------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2003 (in thousands):

                                                                       Operating
 Year                                                                    Leases
--------------------------------------------------------------------------------
   2004                                                                  $ 505
   2005                                                                    170
   2006                                                                    190
                                                                         -------
                                                                         $ 865
                                                                         -------

     In June 2003,the Company entered into a lease For office space, which will serve as its Corporate headquarters. The term of the lease is through September 30, 2015 at an average annual rental rate of approximately $0.6 million per year.

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2003, 2002, and 2001 was approximately, $0.6 million, $0.7 million and $0.9 million respectively.

As of May 31, 2003 approximately $15.3 million of POL inventory is subject to a security interest by GE.

9. Profit Sharing Plan
--------------------------------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3.5 million. The Company did not make a matching contribution during the last three years.

10.  Geographic Segment Information
--------------------------------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and cumulative effect of change in accounting principles for each of the three years in the period ended May 31, 2003 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                           North                           Far       Elimi-    Consoli-
                                          America    Europe     Africa     East      nations    dated
-------------------------------------------------------------------------------------------------------
Year ended May 31, 2003
   Net sales to unaffiliated customers   $102,192   $ 89,439   $    --   $ 11,528   $     --   $203,159
   Transfers between geographic areas      29,577        547        --               (30,124)        --
                                         --------------------------------------------------------------
Total revenue                            $131,769   $ 89,986   $    --   $ 11,528   $(30,124)  $203,159
                                         --------------------------------------------------------------
Gross Profit                             $ 19,586   $  1,384   $  (329)  $  2,517   $     --   $ 23,158
                                         --------------------------------------------------------------
Income/(loss) before income taxes
   and cumulative effect of change in
   accounting principle                  $  4,069   $     63   $  (526)  $   (350)  $     --   $  3,256
                                         --------------------------------------------------------------
Identifiable assets at May 31, 2003      $142,217   $  4,629   $ 6,626   $  7,004   $    (65)  $160,411
-------------------------------------------------------------------------------------------------------
Year ended May 31, 2002
   Net sales to unaffiliated customers   $111,561   $ 65,663   $  (156)  $ 12,480   $     --   $189,548
   Transfers between geographic areas      33,431        105        --         61    (33,597)        --
                                         --------------------------------------------------------------
Total revenue                            $144,992   $ 65,768   $  (156)  $ 12,541   $(33,597)  $189,548
                                         --------------------------------------------------------------
Gross Profit                             $ 16,898   $  1,030   $  (177)  $  2,420   $     --   $ 20,171
                                         --------------------------------------------------------------
Income/(loss) before income taxes        $   (144)  $     46   $  (781)  $   (963)  $     --   $ (1,842)
                                         --------------------------------------------------------------
Identifiable assets at May 31, 2002      $125,587   $  4,336   $10,151   $  8,007   $    (94)  $147,987
-------------------------------------------------------------------------------------------------------
Year ended May 31, 2001
   Net sales to unaffiliated customers   $128,021   $114,606   $12,093   $ 16,066   $     --   $270,786
   Transfers between geographic areas      46,545     25,330        --        461    (72,336)        --
                                         --------------------------------------------------------------
Total revenue                            $174,566   $139,936   $12,093   $ 16,527   $(72,336)  $270,786
                                         --------------------------------------------------------------
Gross Profit                             $ 23,166   $  2,177   $ 2,257   $  2,434   $     --   $ 30,034
                                         --------------------------------------------------------------
Income/(loss) before income taxes
   and cumulative effect of change in
   accounting principle                  $  3,032   $     98   $ 1,166   $ (1,895)  $     --   $  2,401
                                         --------------------------------------------------------------
Identifiable assets at May 31, 2001      $141,015   $ 10,999   $14,111   $  9,926   $   (133)  $175,918
-------------------------------------------------------------------------------------------------------

Revenue and gross profit for each of the three years in the period ended May 31, 2003 classified by product were as follows (in thousands):

                                                   Polished    Rough     Total
--------------------------------------------------------------------------------
Year ended May 31, 2003
Net Sales                                          $135,025   $68,134   $203,159
                                                   -----------------------------
Gross Profit                                       $ 20,507   $ 2,651   $ 23,158
--------------------------------------------------------------------------------
Year ended May 31, 2002
Net Sales                                          $147,970   $41,578   $189,548
                                                   -----------------------------
Gross Profit                                       $ 19,061   $ 1,110   $ 20,171
--------------------------------------------------------------------------------
Year ended May 31, 2001
Net Sales                                          $193,805   $76,981   $270,786
                                                   -----------------------------
Gross Profit                                       $ 28,294   $ 1,740   $ 30,034
--------------------------------------------------------------------------------

11.  Sale of Common Stock
--------------------------------------------------------------------------------

     During 2003 the Company purchased 165,100 shares of its common stock which was shown as a reduction of stockholders' equity.

     In February 2002, pursuant to a stock purchase agreement ("SPA"), the Company sold 1,305,000 shares of its common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares, in a private transaction. The SPA provides for, among other things, a ten-year standstill period whereby the purchaser and its affiliates will not acquire 24.9% or more of the outstanding shares of common stock, participate in any proxy disputes or transfer their stock except as provided for in the SPA. In connection therewith, the purchaser delivered an irrevocable proxy to the Chairman and President of the Company to vote the treasury shares, subject to certain limitations, including an eight-year term.

     Proceeds from the sale, approximately $11.5 million (net of costs), were used to pay down bank debt and for other general corporate purposes. During 2002 the Company made approximately $0.1 million of sales to entities affiliated with this investor.

12.  Transactions with related parties
--------------------------------------------------------------------------------

     The Company subleases space to an entity in which its Chairman and President are the sole general partners. Rental payments under the sublease amount to a base rent of $61,488 per annum (excluding amounts paid for escalations) and expire September 2003. The sublease is prorated to the same rental rate per square foot which the Company is paying the landlord at the same location.

     A member of the Company's board of directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2003, 2002 and 2001 were $0.2, $0.4 and $0.4 million, respectively.

     During 2003, 2002 and 2001 the Company sold approximately $1.3, $0.6, and $0.3 million, respectively, of jewelry to a non-employee member of the Company's board of directors.

13.  Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

     The following is a summary of the results of operations for the years ended May 31, 2003 and 2002 (in thousands, except per share data):

                                               First    Second     Third    Fourth
-----------------------------------------------------------------------------------
2003
Net sales                                     $53,888   $51,747   $52,854   $44,670
Gross profit                                  $ 5,123   $ 6,298   $ 6,024   $ 5,713
Income before cumulative effect of
   change in accounting principle             $   204   $   930   $   583   $   349
Net income/(loss)                             $  (768)  $   930   $   583   $   349
Basic and diluted earnings/(loss) per share
   before cumulative effect of accounting
   principle                                  $  0.02   $  0.11   $  0.07   $  0.04
Basic and diluted earnings/(loss) per share   $ (0.09)  $  0.11   $  0.07   $  0.04

2002
Net sales                                     $51,056   $46,454   $48,291   $43,747
Gross profit                                  $ 3,600   $ 5,008   $ 5,831   $ 5,732
Net income/(loss)                             $(1,663)  $  (255)  $   286   $   406
Basic and diluted earnings/(loss) per share   $ (0.23)  $ (0.03)  $  0.04   $  0.05

                          Independent Auditors' Report

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 6 to the consolidated financial statements, on June 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets".


                                                     ERNST & YOUNG LLP
                                                     ---------------------------

New York, New York
August 19, 2003

                              Corporate Information

                                                        Registrar and Transfer
Corporate Headquarters     Directors and Officers       Agent
-----------------------    --------------------------   ------------------------
19 West 44th Street        Maurice Tempelsman           Mellon Investor Services
New York, New York 10036   Director;                    44 Wall Street
Telephone (212) 972-9700   Chairman of the Board        6th Floor
                                                        New York, NY 10005
                           Leon Tempelsman
                           Director;                    Counsel
                           Vice Chairman of the Board
                           and President                Warshaw Burstein Cohen
                                                        Schlesinger & Kuh, LLP
                           Lucien Burstein              555 Fifth Avenue
                           Director;                    New York, New York 10017
                           Secretary
                           Of Counsel                   Independent Auditors
                           Warshaw Burstein Cohen
                           Schlesinger & Kuh, LLP       Ernst & Young LLP
                           (attorneys)                  5 Times Square
                                                        New York, New York 10036
                           Myer Feldman
                           Director;
                           Attorney,
                           self-employed

                           Richard A. Berenson
                           Director;
                           Former Managing Partner
                           Berenson & Company, LLP

                           Robert A. Del Genio
                           Director;
                           Co-Founder
                           Conway, Del Genio,
                           Gries & Company, LLC

                           William H. Moryto
                           Vice President and
                           Chief Financial Officer