Form 10-K, Exhibit 13
period 2004-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2004-08-27
CIK 202375

                                                                  EXHIBIT 13


                        LAZARE KAPLAN INTERNATIONAL INC.


                                      2004
                                  ANNUAL REPORT

               Lazare Kaplan International Inc. 2004 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name "Lazare Diamonds'r'" Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, fire and luster. In addition, Lazare Kaplan also cuts and polishes non-ideal cut (commercial) diamonds and diamonds sold under the Bellataire'r' diamonds brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

                             American Stock Exchange

 The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

                                    Form 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2004 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Cochrane, Lazare Kaplan International Inc., 19 West 44th Street, New York, New York 10036.

                                 Annual Meeting
                                November 11, 2004
                                     10 A.M.
                                  Sofitel Hotel
                               45 West 44th Street
                          Second floor, Trocadero Room
                            New York, New York 10036

                 Market Prices of Common Stock by Fiscal Quarter

                                       Fiscal 2004
                              -----------------------------
                                 High              Low
                              ------------     ------------
First.....................         7.05             5.60
Second....................         7.35             6.34
Third.....................         7.50             6.55
Fourth....................         9.19             7.00


                                       Fiscal 2003
                              -----------------------------
                                 High              Low
                              ------------     ------------
First.....................         7.75             6.00
Second....................         6.30             4.43
Third.....................         6.40             5.05
Fourth....................         5.75             5.25

As of July 31, 2004 there were 1,736 stockholders of record of the 8,488,494 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,513,923 shares of common stock as nominees for an undisclosed number of beneficial holders.

                              To Our Shareholders:

         The fiscal year ended May 31, 2004 saw continued growth in the global economy, with the U.S. and China showing robust expansion. Spending by U.S. consumers, buttressed by low interest rates, provided strong impetus for the growth of diamond jewelry sales in the U.S. market. The increased demand, combined with shortfalls of rough diamond production in several diamond producing countries, resulted in a noticeable shortage of various qualities and sizes of rough diamonds and substantial increases in the price of rough diamonds. To a lesser extent this was reflected in polished diamond activity, with prices slowly following but lagging behind the increased raw material cost. The strength of the coming holiday season will determine whether these price changes are sustainable.

         Total Company's revenue in fiscal 2004 was $235.8 million compared with $203.2 million in 2003. Net profit was $2.4 million in 2004 compared with $1.1 million in 2003.

         The diamond industry is now well into its transformation from a supply driven business to becoming increasingly demand driven for its stability and growth. There are no rough diamond stockpiles of any significance in existence. The trade pipeline of polished and rough has grown substantially in recent years and remains over financed. In the future, prices will increasingly be determined by the law of supply and demand, without the softening effects of a buffer stock. The industry must expect, and learn to live with, increased price volatility. Though the industry has adjusted remarkably well to the changed fundamentals, the new structure has yet to be fully tested by the inevitable, but unforeseeable, cyclical business downturn. Diamonds, unlike other commodities, do not lend themselves to risk attenuation through financial instruments. The Company is addressing this reality in two ways: aligning its long term interest with those of its multiple sources of rough diamond supply and its important customers by forming strategic alliances; continuing its long established policy of monitoring risk and exposure through attentive management and rigorous financial controls. The Company's pursuit and implementation of strategic alliances, while opening new and profitable opportunities, will become an increasingly important strategy in managing risk/reward assessment.

         Because of its successful decades' old position as a quality and service oriented downstream brand marketer of diamonds, and its commitment to transparency and best practices, the Company continues to receive high ranking under the Diamond Trading Company (DTC) Supplier of Choice (SOC) criteria. Although the market share of DTC rough sales has declined in recent years, DTC continues to be an important rough diamond supplier to the Company.

         Peace has returned to Angola and the Government of Angola is focused on economic and social reconstruction and development for the benefit of the Angolan population. That Government is seeking a greater contribution to this effort from the diamond sector in Angola - and that sector has great potential. The Company has been invited to resume its operations in Angola, and during the fourth quarter of 2004 it signed a four year Technical Cooperation Agreement with Sodiam, the Angolan Government parastatal legally responsible for the marketing of diamonds produced in Angola. This agreement to assist in the purchasing and marketing of Angolan diamonds calls for the opening and staffing of multiple buying stations. The agreement is operational and the level of purchases is rapidly ramping up to its full potential.

         In the third quarter of 2004 the Company signed a Cooperation Agreement with NamGem - Namibia's existing flagship cutting and polishing plant - for the cutting and polishing of diamonds in Namibia. The Company purchases rough diamonds, supervises the manufacture of stones deemed suitable to cut and polish, and markets the polished (and residual rough) for its own account. The economic benefits and/or losses are for the account of the Company and it pays an agreed service fee for the cutting and polishing. The work force at NamGem is well trained and professional. The Company has deployed several experienced supervisors from its Puerto Rico plant. The agreement is fully operational, and considerable improvements in manufacturing and marketing have already been achieved and more will follow.

         Russia continues to be the world's second largest rough diamond producer. The Company's cooperation agreement with AK ALROSA, Russia's major diamond mining company, is now in its seventh year of successful operation. Jointly with the management of AK ALROSA the Company is examining the possibilities of building on the proven success to date and strengthening and expanding the relationship to address challenges and opportunities presented by the structural changes in the diamond industry. The Company is also in active discussion with other rough diamond producers to determine the possibility of developing strategic alliances.

         During 2004 General Electric sold its Superabrasives Division and the subsidiary that developed the Bellataire'r' technology to a subsidiary of Littlejohn, Inc., L.J. Superabrasives Inc. The Company has established after several years of test marketing that there is a specific, economically viable, market niche for natural diamonds that have undergone this new high pressure, high temperature process to improve the color of certain select all natural diamonds. The Company expects shortly to conclude its negotiations with Littlejohn, Inc. to expand the market share for the all natural Bellataire'r' diamonds. The practice that GE and the Company adopted and announced, to clearly identify Bellataire diamonds, laser inscribe the stones with a distinctive marking, and accompany each sale with a gem laboratory grading report, will be continued as the ongoing policy of L.J. Superabrasives and the Company. The Company is co-inventor and co-owner of certain patents that have been issued.

         The Company continues to strengthen and expand its rough trading capabilities. The Company expects that rough trading will become an increasingly important profit center. Rough trading is also an important element in developing its strategic relationship with diamond producers and customers, and it provides the Company with greater flexibility in managing inventory risk.

         The Company is strengthening its sales and marketing capabilities and is focusing its global sales and marketing executives to vigorously implement its policy of "alignment of interests". Some noteworthy results have been achieved with long standing customers who realize that increased retail competition, combined with the consequences of the restructuring in the industry, has opened the necessity and opportunity of rethinking the limitations of the traditional vendor-purchaser relationship. The Lazare Diamond, The world's most beautiful diamond'r', remains the Company's flagship product and will continue to be marketed as the premier brand through carefully selected, committed and trained quality jewelers. To meet its broader customer needs the Company has expanded its product offering to include generic ideal cut, finely cut commercial stones in round, square, princess and cushion shapes, and large stones. In a sense the Company's important customers will be in position to participate in the benefits flowing from the Company's strategic alliances with rough producers. The Company is also expanding its jewelry department adding product depth and new design talent to meet demand from the U.S., Japan and Southeast Asia markets.

         The Japanese diamond jewelry market, long dormant, is coming back and the Company is in an excellent position to participate in its renewed growth. The Southeast Asia market remains robust. The Company is successfully expanding its store-within-store concept and, through experienced and qualified risk sharing partners, is opening self standing stores in Japan and Southeast Asia.

         The diamond and jewelry industry is a business built on personal relations, oral agreements and correct trading practices, that reflect the nature of the product and the ethics of most industry participants and is driven by a laudable and resilient sense of individual entrepreneurship. Some view this as opaqueness, but most thoughtful observers realize that those factors really are the basis for the industry's strength and vitality. It is the Company's hope that these attributes can be maintained and encouraged, as the industry adjusts to the requirements of the perilous times we live in. It is useful to remember that this is an industry that early on accepted the importance of ethics and self regulation. The American Gem Society (AGS) and the Gemological Institute of America (GIA) conceived and founded in the 1930's by an industry visionary, Robert Shipley, foresaw early on that education and doing the right thing is also sound business. The standards and code of best practices advocated by these two well established institutions in the U.S., and by others like them in different parts of the globe, have become standard practice in the industry and benefit the industry as well as the consumer. The times we live in bring new concerns that need to be addressed. Though there are no perfect solutions, the Kimberley Certification Process and its prescribed System of Warranties and Code of Conduct is a good example where cooperation between industry, Non Governmental Organizations (N.G.O's), Governments and the United Nations (U.N.) can produce results that matter to all stakeholders. Other concerns such as those covered by the U.S. Patriot Act will have to be addressed as soon as the regulations are promulgated, and the prescribed rules will have to be vigorously implemented. The Company, celebrating its 100th anniversary, is proud that it was a founding member of the AGS and GIA, and played an early and important role in establishing the Kimberley Process. The Company is also proud to be a founding member of the United Nations Global Compact, launched in 2000 by the Secretary General of the United Nations Kofi Annan, and it will continue to comply with its guidelines. The Compact's stated mission is to "initiate a global compact of shared values and principles which will give a human face to the global market." The Company's policy of transparency and adherence to best practices has served it well over the years, and will continue to guide its policies as new challenges arise and have to be met by all.

         The Company's manufacturing facility in Puerto Rico with its highly skilled and experienced professional craftsmen, continues to play an important role in its cutting and polishing operations and in the Company's ability to provide a reliable source of supply to its many customers. The Company has also been able to draw on the important skilled management group it has in Puerto Rico, to select competent technical managers and deploy them with confidence and seamlessly to supervise and buttress the new cutting operations that are part of its strategic alliance with rough diamond producers.

         The Company is pleased to welcome to its Board of Directors Mr. Richard Berenson. He brings wisdom and experience, along with financial and accounting expertise. Mr. Berenson has agreed to serve as Chairman of the Auditing Committee, as the Company implements the requirements of the Sarbanes-Oxley legislation.

         Once again we express with pride and gratitude our thanks to the Company's executives and employees doing their jobs all over the globe. They are the ones who make things happen and who make it possible to implement with enthusiasm and professionalism the steps to meet the challenges and opportunities of today and tomorrow.

                             MAURICE TEMPELSMAN       LEON TEMPELSMAN
                             Maurice Tempelsman       Leon Tempelsman
                             Chairman of the          Vice Chairman of the
                             Board                    Board

                             Selected Financial Data

-----------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)       2004        2003        2002        2001         2000
-----------------------------------------------------------------------------------------------------------------
Net Sales                                           $235,775    $203,159    $189,548     $270,786    $361,134
-----------------------------------------------------------------------------------------------------------------

Income/(loss) before income tax provision/(benefit)
   and cumulative effect of change in accounting
   principle                                        $  3,273    $  3,256    $ (1,842)    $  2,401    $     97
-----------------------------------------------------------------------------------------------------------------

Income/(loss) before cumulative effect
  of change in accounting principle                 $  2,399    $  2,066    $ (1,226)    $  1,543    $    775
-----------------------------------------------------------------------------------------------------------------

Net Income/(loss)                                   $  2,399    $  1,094(1) $ (1,226)(2) $  1,543    $   (747)(4)
-----------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share before cumulative
  effect of change in accounting principle (based
  on the weighted average number of shares)         $   0.28    $   0.24    $  (0.16)    $   0.20    $   0.09
-----------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share (based on
   weighted average number of shares)               $   0.28    $   0.13    $  (0.16)    $   0.20    $  (0.09)
-----------------------------------------------------------------------------------------------------------------


Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle (based
   one the weighted average number of shares)       $   0.28    $   0.24    $  (0.16)    $   0.20    $   0.09
-----------------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share (based on
   the weighted average number of shares)           $   0.28    $   0.13    $  (0.16)    $   0.20    $  (0.09)
-----------------------------------------------------------------------------------------------------------------
At May 31:
Total Assets                                        $180,712    $160,411    $147,987     $175,918    $202,699
-----------------------------------------------------------------------------------------------------------------
Long-term debt                                      $ 34,726    $ 16,756    $ 12,089     $ 39,626    $ 37,309
-----------------------------------------------------------------------------------------------------------------
Working capital                                     $110,599    $ 90,175    $ 83,457     $101,378    $ 98,016
-----------------------------------------------------------------------------------------------------------------
Stockholders' equity                                $ 92,416    $ 90,207    $ 90,106(3)  $ 79,934    $ 82,807
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

                      Management's Discussion and Analysis

       This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1--"Description of Business", and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2004. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

       This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years "2004", "2003" and "2002" refer to the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Overview

       The Company is engaged in the cutting, polishing and selling of ideally proportioned diamonds which it markets internationally under the brand name "Lazare Diamonds'r'". Ideally proportioned diamonds are distinguished from non-ideal cut ("commercial") diamonds by the symmetrical relationship of their facets, which optimize the balance of brilliance, sparkle and fire in a polished diamond. The Company's domestic manufacturing facility, located in Puerto Rico, is believed by the Company to be the largest diamond cutting facility in the United States. In addition, through various cooperative agreements, the Company cuts and polishes commercial diamonds which it markets to wholesalers, distributors and retail jewelers. Rough stones purchased by the Company are either selected for manufacturing or resold as rough diamonds in the marketplace.

       The Company's overall revenues are, in part, dependent upon the availability of rough diamonds, the world's known sources of which are highly concentrated. The Diamond Trading Company ("DTC") is the world's largest rough diamond selling organization. The Company has been a client of the DTC for more than 60 years. The Company supplements its rough diamond needs by secondary market purchases and has entered into relationships with other primary source suppliers.

       The Company has agreements with AK ALROSA of Russia, which is the largest producer of rough diamonds in Russia. Under the terms of these agreements, the Company sells polished diamonds that are cut in facilities jointly managed and supervised by the Company and ALROSA personnel. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA.

       The Company has signed a strategic cooperation agreement with NamGem Diamond Manufacturing Company (PTY) Ltd. ("NamGem") for the cutting and polishing of diamonds in Namibia. NamGem is Namibia's flagship venture in the international diamond polishing industry. Under the terms of the agreement, the Company provides technical manufacturing assistance and supervises the manufacture of the Company's rough diamonds deemed suitable to cut and polish. Production under this agreement commenced during the third quarter of 2004. The Company continues its efforts to develop additional sources of rough diamonds, including potential opportunities in Africa.

Results of Operations

2004 Compared to 2003

Net Sales

       Net sales in 2004 of $235.8 million were 16% higher than net sales of $203.2 million in 2003.

       The Company's net revenue from the sale of polished diamonds of $142.7 million in 2004 was 6% higher than 2003 sales of $135.0 million. The increase in polished sales reflects increased sales of branded diamonds partially offset by lower sales of commercial stones.

       Rough diamond sales were $93.1 million in 2004, an increase of $25.0 million, or 37% compared to $68.1 million in 2003. The increase from the prior year is attributable to an increase in rough diamond sourcing by the Company and an increase in overall rough diamond prices. During 2004, the Company's sourcing included material relating to its cooperation agreement with NamGem Diamond Manufacturing Company (PTY) Ltd. ("NamGem") for the cutting and polishing of diamonds in Namibia, which began during the third quarter of 2004.

Gross Profit

       The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the "Polished Diamond Gross Margin"). Polished Diamond Gross Margin for 2004 was 15.3% compared to 15.2% for 2003. This increase reflects improved margins on branded products offset by lower margins on commercial stones.

       The Company's gross margin on sales of rough stones not selected for manufacturing, and sales of stones from the rough trading operation, includes an allocation of overhead costs estimated to be associated with the purchase and sale of rough stones. In 2004, the rough diamond margin was 4.6%, compared to 3.9% in 2003. The improvement in rough diamond gross margin reflects a strengthening of market demand for categories of stones that the Company normally sells in rough form.

       During 2004, the overall gross margin on net sales of both polished diamonds and rough diamonds was 11.1% as compared to 11.4% in 2003. This decrease in overall gross margin primarily reflects a shift in sales mix toward lower margin rough sales.

Selling, General and Administrative Expenses

       Selling, general and administrative expenses in 2004 were $22.0 million as compared to $19.4 million in 2003. This increase reflects increased advertising, personnel and consulting costs directed toward expanding distribution and sourcing. Consistent therewith, in April 2004 the Company announced that it entered into a technical cooperation agreement with Sociedade de Comercializacao de Diamantes de Angola, SARL ("SODIAM"), the governmental entity responsible for the development and marketing of diamonds produced in Angola. Angolan rough diamond buying operations pursuant to this agreement began during the first quarter of fiscal 2005.

Interest Expense

       Net interest expense in 2004 was $0.9 million as compared to $0.5 million in 2003. This increase primarily reflects increased levels of borrowing.

Income Taxes

       The Company's effective tax rate during 2004 was 26.7% as compared to 36.5% in 2003. The decrease is primarily attributable to an increase in the percentage of income earned in lower tax rate jurisdictions.

Earnings/(Loss) Per Share

       Basic and fully diluted earnings per share for 2004 were each $0.28. During 2003, basic and fully diluted earnings per share were each $0.13, while basic and diluted earnings per share before the cumulative effect of change in accounting principle were each $0.24 per share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

2003 Compared to 2002

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

Gross Profit

       Polished Diamond Gross Margin for 2003 was 15% compared to 13% in 2002. The increase in 2003 Polished Diamond Gross Margin percentage reflects a shift in sales mix toward larger higher margin stones and a reduction in sales incentives offered to liquidate slower moving inventory compared to 2002.

       In 2003, the rough diamond margin was 3.9%, compared to 2.7% in 2002. The improvement in rough diamond gross margin reflects a strengthening of market demand for categories of stones that the Company normally sells in rough form.

       During 2003, the overall gross margin on net sales of both polished diamonds and rough diamonds was 11.4%. This compares to 10.6% (including approximately 0.3% attributable to a partial recovery associated with inventory) in 2002. This increase in overall gross margin reflects improvement in both polished and rough gross margins compared to 2002.

Selling, General and Administrative Expenses

       Selling, general and administrative expenses in 2003 were $19.4 million as compared to $19.8 million in 2002. This decrease of $0.4 million reflects the effect of cost reduction programs offset by increased insurance costs.

Interest Expense

       Net interest expense was $0.5 million in 2003 as compared to $2.2 million in 2002. The decrease in interest expense was attributable to reduced levels of borrowing and lower interest rates.

Income Taxes

         The Company's effective tax rate for 2003 and 2002 of 36.5% and 33.4% respectively, approximated the U.S. statutory rate.

         Cumulative Effect of Change in Method of Accounting for Goodwill and Intangible Assets

         On June 1, 2002 the Company adopted Financial Accounting Standards Board Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). As a result, the Company ceased amortization of goodwill and other indefinite lived intangible assets. Under the transition provision of Statement 142 the Company completed its evaluation of goodwill and indefinite lived assets during the quarter ended November 30, 2002, using a discounted cash flow methodology. As a result of testing goodwill impairment in accordance with Statement 142, as of June 1, 2002, the Company recorded a non-cash charge of approximately $1.5 million ($1.0 million after tax, or $0.11 per share), which has been reported under the caption "Cumulative Effect of a Change in Accounting Principle. The charge relates to the Company's operations in Japan (Far East Segment).

       Had goodwill amortization been excluded from 2002 the effect would have increased reported earnings in 2002 by $0.1 million or $0.02 per basic and diluted earnings per share.

Earnings/(Loss) Per Share

       Basic and fully diluted earnings/(loss) per share was $0.13 and ($0.16), for 2003 and 2002, respectively. Basic and diluted earnings per share before the cumulative effect of change in accounting principle was $0.24 per share in 2003. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

New Accounting Pronouncements

         In January 2003, the Financial Accounting Standards Board issued and, subsequently revised, Financial Interpretation No.46, "Consolidation of Variable Interest Entities" ("FIN 46"). Fin 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. This Interpretation applies to all Variable Interest Entities. The Company adopted FIN 46 on May 31, 2004. Adoption did not have a material effect on the Company's financial position or results of operations.

Foreign Operations

       International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan Inc., which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2004 and 2003, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(286,000) and $(284,000) respectively, which are shown as a component of stockholders' equity in the accompanying balance sheets.

Liquidity--Capital Resources

       The Company used $21.8 million and $4.2 million of cash flow for operations in 2004 and 2003, respectively. The Company's 2004 usage of cash flow from operations, funded by an increase in borrowings, was primarily used to expand inventory sourcing and support increased sales volume.

       During 2002 outstanding borrowings were reduced by $39.6 million. This reduction was primarily funded by cash flow from operations that amounted to $27.2 million and $11.5 million of net proceeds from the sale of common shares.

       The Company's working capital at May 31, 2004, 2003 and 2002 was $110.6 million, $90.2 million and $83.5 million, respectively. The increase in working capital during 2004 and 2003 primarily reflects funding of increased current assets with the proceeds of debt classified as long-term.

       Fixed asset additions of $2.2 million in 2004 reflects the impact of relocating office headquarters of approximately $1.2 million and the addition of machinery and equipment required for manufacturing. Fixed asset additions for 2003 and 2002 were $0.1 million for each year.

       The Company has a $40 million unsecured, uncommitted line of credit with a bank. As of May 31, 2004 and 2003, the balance outstanding under this line of credit was $16.9 million and $9.7 million, respectively. This line of credit is available for the Company's working capital requirements. Amounts borrowed under this line are payable on demand.

       The Company has a long-term revolving loan agreement. The agreement provides that the Company may borrow up to $30 million (including up to $1 million under letters of credit) in the aggregate through December 1, 2005. The loan term may be extended in one-year increments commencing November 30, 2004, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, and (b) limitation on other borrowing levels, investments, capital expenditures, dividends and the repurchase of treasury shares. As of May 31, 2004 the balance outstanding under this facility was $20.0 million. No amounts were outstanding under this loan agreement at May 31, 2003.

       A subsidiary of the Company maintains a loan facility which enables it to borrow up to 1.1 billion Japanese yen (approximately $9.2 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2005. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2004 and 2003, the balance outstanding under this facility was $4.7 million and $7.0 million in U.S. dollars, respectively.

       Long-term debt of $34.7 million outstanding at May 31, 2004 is scheduled to be repaid in the fiscal year ended May 31, 2006. The Company was in compliance with its debt covenants at May 31, 2004.

       The following table includes aggregate information about the Company's contractual obligations as of May 31, 2004 and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet (in millions):

--------------------------------------------------------------------------------
                                      Less
     Payments Due by                 than 1        1 - 3       4 - 5    Over 5
         Period            Total      year         years       years     years
--------------------------------------------------------------------------------
Debt                       41.6       6.9           34.7          -        -
Operating Leases            9.9       0.6            1.9        1.2      6.2
--------------------------------------------------------------------------------
Total Contractual
   Cash Obligations        51.5       7.5           36.6        1.2      6.2
================================================================================

       Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

       Stockholders' equity was $92.4 million at May 31, 2004 as compared to $90.2 million at May 31, 2003. This increase primarily reflects current year earnings offset by $0.2 million of treasury stock purchases. No dividends were paid to stockholders during the year ended May 31, 2004.

Critical Accounting Policies

       Use of Accounting Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

       Revenue Recognition--The Company recognizes revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed or determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Conversely, in certain instances, the Company is obligated to share profits it realizes on the sale of stones. This additional cost is included in cost of sales when the related revenue is recognized In addition, the Company provides for estimated returns (where a right to return exists) in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

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

       Allowance for Doubtful Accounts--Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's ongoing credit evaluations of customers, customer payment history and account aging.

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

       Asset Impairment--The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. In assessing the recoverability of the Company's long-lived assets, the Company makes assumptions in determining estimated future sales, profit margin and expenses to arrive at estimated future cash flows. If the Company determines, based upon such measures, that the carrying amount is impaired, the long-lived asset will be written down to its recoverable value based upon either the discounted future cash flows or appraised fair value. The fair value of assets could be different using different estimates and assumptions in these valuation techniques.

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

       During the third quarter 2004 the Company signed a cooperation agreement with NamGem for the cutting and polishing of diamonds in Namibia. NamGem is Namibia's flagship venture in the international diamond polishing industry. Under the terms of the agreement the Company provides marketing and technical manufacturing assistance to NamGem. The Company purchases rough diamonds and supervises the manufacturing of those deemed suitable to cut and polish. The Company pays NamGem for manufacturing on a fee for services basis. All rough and polished diamonds are bought and sold by the Company for its account.

       During the fourth quarter of 2004 the Company signed a four year technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with SODIAM, the government entity responsible for the development and marketing of diamonds produced in Angola. The Company began active Angolan buying operations during the first quarter of fiscal 2005.

       Through February 2009, the Company's wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") has an exclusive agreement with a formerly wholly-owned subsidiary of General Electric Company ("GE") under which POL will market natural diamonds that have undergone a new process to improve the color of certain all-natural gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy shapes. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL sells only diamonds that have undergone the new process under the Bellataire'r' brand name. In connection with this agreement, the Company granted a security interest in POL's diamond inventory amounting to $16.6 million at May 31, 2004.

       During 2004 GE advised the Company that it had sold its subsidiary (subsequently renamed Diamond Innovations Inc. "DI") engaged in the Bellataire operations to LJ Superabrasives Holding Inc. ("LJ"). To date, the Company's operation of the Bellataire'r' business has been largely unaffected by the sale of DI to LJ.

       As a concerned member of the international diamond industry and global community at large, the Company fully supports and complies with policies which prohibit the trade in conflict diamonds, prevent money laundering and combat the financing of terrorism, a position which reflects the Company's leadership in the industry. The Company fully complies with clean diamond trading and anti-money laundering legislation adopted by the United States Government such as the USA Patriot Act and the Clean Diamond Trade Act, and supports relevant resolutions of concerned regional governments and international organizations including the OECD and the United Nations. The Company is a founding member of the United Nations Global Compact which was launched in 2000 to "initiate a global compact of shared values and principles which will give a human face to the global market". The Company will continue to join various industry and trade associations in condemning and combating the trade in illicit diamonds and to comply fully with World Diamond Congress resolutions for industry self-regulation in respect of the Kimberley Process Certification Scheme, including implementation of the prescribed System of Warranties and Code of Conduct. Furthermore, the Company long ago adopted the highest professional and ethical standards in every aspect of our business and is fully compliant with the DTC's recently developed Diamond Best Practices Principles.

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

       The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world's current diamond output is sold by De Beers Centenary AG and its affiliated companies. Although De Beers has historically been one of the Company's major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

       Further, through its control of the world's diamond output, De Beers could exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

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

       As described above, POL has an exclusive agreement expiring in 2009, with DI under which POL markets natural diamonds that have undergone a new color enhancement process. The high pressure, high temperature (HPHT) process is designed to improve the color of qualifying diamonds without reducing their all-natural content. POL relies upon GE and DI for certain financial, processing and technology support in connection with the preparation and sale of Bellataire'r' diamonds.

                                 Consolidated Statements of Operations

                                                                              Year ended May 31,
-----------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                        2004        2003        2002
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                           $  235,775  $  203,159  $ 189,548

Cost of Sales                                                          209,631     180,001    169,377
-----------------------------------------------------------------------------------------------------------------
                                                                        26,144      23,158      20,171
-----------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                            21,971      19,428      19,814
Interest expense, net of interest income                                   900         474       2,199
-----------------------------------------------------------------------------------------------------------------
                                                                        22,871      19,902      22,013
-----------------------------------------------------------------------------------------------------------------
Income/(loss) before income tax provision/(benefit)                      3,273       3,256      (1,842)
Income tax provison/(benefit)                                              874       1,190        (616)
-----------------------------------------------------------------------------------------------------------------

Income /(loss) before cumulative effect of change in
  accounting principle                                                   2,399       2,066      (1,226)
Cumulative effect of change in accounting principle, net of tax            -          (972)        -
-----------------------------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                                   $    2,399  $    1,094  $   (1,226)
-----------------------------------------------------------------------------------------------------------------

EARNINGS/(LOSS) PER SHARE
-------------------------

Basic earnings/(loss) per share before cumulative effect
    of change in accounting principle                               $     0.28  $     0.24  $    (0.16)
-----------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share                                     $     0.28  $     0.13  $    (0.16)
-----------------------------------------------------------------------------------------------------------------
Average number of shares outstanding
    during the period                                                8,513,687   8,637,397   7,778,762
-----------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle                         $     0.28  $     0.24  $    (0.16)
-----------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share                                   $     0.28  $     0.13  $    (0.16)
-----------------------------------------------------------------------------------------------------------------
Average number of shares outstanding during the period,
     assuming dilution                                               8,599,954   8,658,396   7,778,762
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           Consolidated Balance Sheets


                                                                    May 31,
-----------------------------------------------------------------------------------
(In thousands, except share data)                              2004          2003
-----------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
    Cash and cash equivalents                                $  1,209      $    477
    Accounts receivables, less allowance for doubtful
       accounts ($365 and $523 in 2004 and 2003,
       respectively)                                           61,812        57,360
Inventories, net:
       Rough stones                                            11,944         5,764
       Polished stones                                         81,433        72,473
                                                             ----------------------
            Total inventories                                  93,377        78,237
                                                             ----------------------
Prepaid expenses and other current assets                       5,918         6,124
Deferred tax assets-current                                     1,853         1,425
-----------------------------------------------------------------------------------
           TOTAL CURRENT ASSETS                               164,169       143,623

Property, plant and equipment, net                              7,246         6,277
Other assets                                                      915         1,042
Deferred tax assets, net                                        8,382         9,469
-----------------------------------------------------------------------------------
                                                             $180,712      $160,411
-----------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
    Accounts payable and other current liabilities           $ 46,677      $ 53,448
      Current portion of long- term debt                        6,893          -
-----------------------------------------------------------------------------------
           TOTAL CURRENT LIABLITIES                            53,570        53,448

Long-term debt                                                 34,726        16,756
-----------------------------------------------------------------------------------
           TOTAL LIABILITIES                                   88,296        70,204
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
     Preferred stock, par value $.01 per share:
        Authorized 1,500,000; no shares outstanding             -              -
     Common stock, par value $1 per share:
       Authorized 12,000,000 shares; issued 8,710,619
        and 8,706,514 in 2004 and 2003, respectively.           8,711         8,707
    Additional paid-in capital                                 61,595        61,575
    Cumulative translation adjustment                            (286)         (284)
    Retained earnings                                          23,542        21,143
-----------------------------------------------------------------------------------
                                                               93,562        91,141
Less treasury stock, 210,100 and 180,100 shares
  at cost in 2004 and 2003, respectively                       (1,146)         (934)
-----------------------------------------------------------------------------------
           TOTAL STOCKHOLDERS' EQUITY                          92,416        90,207
-----------------------------------------------------------------------------------
                                                             $180,712      $160,411
-----------------------------------------------------------------------------------

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows


                                                                             Year ended May 31,
-----------------------------------------------------------------------------------------------------
(In thousands)                                                            2004      2003       2002
-----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income/(loss)                                                      $  2,399   $  1,094   $ (1,226)
Adjustments to reconcile net income/(loss) to net cash
    provided by/(used in) operating activities:
          Depreciation and amortization                                   1,202      1,405      1,352
          Provision for uncollectible accounts                              (44)       179        (49)
          Gain from sale of fixed assets                                    -          -         (136)
          Deferred income taxes                                             659        380       (607)
         Cumulative effect of change in method of accounting                -          972        -
Changes in operating assets and liabilities:
    Accounts receivable                                                  (4,408)   (12,070)    15,016
    Rough and polished inventories                                      (15,140)    (3,936)     9,343
    Prepaid expenses and other current assets                               206        (66)     1,802
    Other assets                                                            107        220        202
    Accounts payable and other current liabilities                       (6,771)     7,656      1,505
-----------------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities                     (21,790)    (4,166)    27,202
-----------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Capital expenditures                                                     (2,151)      (133)      (186)
Proceeds from sale of property, plant and equipment                         -          -        1,168
-----------------------------------------------------------------------------------------------------
Net cash provided by/(used in) investing activities                      (2,151)      (133)       982
-----------------------------------------------------------------------------------------------------

Cash flows from Financing Activities:
Increase/(decrease) in borrowings                                        24,863      4,667    (39,608)
Purchase of treasury stock                                                 (212)      (934)       -
Proceeds from issuance of common stock                                      -          -        1,125
Proceeds from sale of treasury stock, net                                   -          -       10,351
Proceeds from exercise of stock options                                      24         10         19
                                                                       ------------------------------
Net cash provided by/(used in)financing activities                       24,675      3,743    (28,113)
-----------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                      (2)       (69)       (97)
                                                                       ------------------------------
Net increase/(decrease) in cash and cash equivalents                        732       (625)       (26)
Cash and cash equivalents at beginning of year                              477      1,102      1,128
                                                                       ------------------------------
Cash and cash equivalents at end of year                               $  1,209   $    477   $  1,102
-----------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest                                                               $    888   $    430   $  2,211
Income taxes                                                           $    187   $    327   $    104
-----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                               Consolidated Statements of Stockholders' Equity

                                               Additional   Cumulative                                Total
                                      Common    Paid-in     Translation    Retained    Treasury    Stockholders'
(In thousands, except share data)     Stock     Capital     Adjustment     Earnings     Stock         Equity
----------------------------------------------------------------------------------------------------------------

Balance, May 31, 2001                 $8,549      $58,213         $(118)    $21,275     $(7,985)         $79,934

Comprehensive loss:
    Net loss                             -            -              -       (1,226)        -             (1,226)
    Foreign currency translation         -            -             (97)        -           -                (97)
                                                                                                         -------
Comprehensive loss                                                                                        (1,323)
Sale of treasury stock, 1,180,000
    shares issued                                   2,339                                 7,985           10,324
Sale of common stock, 125,000            125        1,000                                                  1,125
    shares issued
Exercise of stock options, 30,419
    shares issued                         31           15           -           -           -                 46
----------------------------------------------------------------------------------------------------------------

Balance, May 31, 2002                  8,705       61,567          (215)     20,049         -             90,106

Comprehensive income:
    Net income                           -            -              -        1,094         -              1,094
    Foreign currency translation         -            -             (69)        -           -                (69)
                                                                                                         -------
Comprehensive income                                                                                       1,025
Exercise of stock options, 1,654
    shares issued                          2            8            -          -           -                 10
Purchase of treasury stock,
   180,100 shares                        -            -              -          -          (934)            (934)
----------------------------------------------------------------------------------------------------------------

Balance, May 31, 2003                  8,707       61,575          (284)     21,143        (934)          90,207

Comprehensive income:
    Net income                           -            -              -        2,399         -              2,399
    Foreign currency translation         -            -              (2)        -           -                 (2)
                                                                                                         -------
Comprehensive income                                                                                       2,397
Exercise of stock options, 4,105
    shares issued                          4           20            -          -           -                 24
Purchase of treasury stock,
    30,000 shares                        -            -              -          -          (212)            (212)
----------------------------------------------------------------------------------------------------------------

Balance, May 31, 2004                 $8,711      $61,595         $(286)    $23,542     $(1,146)         $92,416
================================================================================================================


See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                     Years ended May 31, 2004, 2003 and 2002


1. Accounting Policies
--------------------------------------------------------------------------------

a. The Company and its principles of consolidation

       The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years "2004", "2003" and "2002" refer to the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

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

       The Company's net sales to customers in each of the following regions for the years ended May 31, 2004, 2003 and 2002 are set forth below:

                         -------------------------
                            2004    2003     2002
--------------------------------------------------
United States                30%     36%      42%
Far East                      9%      9%      11%
Europe, Israel & Other       61%     55%      47%
--------------------------------------------------
                            100%    100%     100%
                         =========================

       No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2004, 2003 and 2002. Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its rough stones with those of other wholesalers. Under certain circumstances, primarily related to foreign sales, the wholesaler assumes responsibility for billing and collection efforts. While the ultimate sales are made to multiple third parties the resulting accounts receivable are aggregated for purposes of determining concentration of credit risk. One customer accounted for 26.6% and 36.6% of accounts receivable at May 31, 2004 and 2003, respectively.

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

i. Advertising

       Advertising costs are expensed as incurred and were $2.1, $1.7, and $1.8 million in 2004, 2003 and 2002, respectively.

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

       Earnings from foreign subsidiaries are intended to be reinvested indefinitely. Accordingly, no related U.S. income taxes have been provided.

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

       The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world's current diamond output is sold by De Beers Centenary AG and its affiliated companies. Although De Beers has historically been one of the Company's major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

       Further, through its control of a significant portion of the world's diamond output, De Beers could exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of rough or polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

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

       Pegasus Overseas Ltd. ("POL"), a wholly-owned subsidiary of the Company, has an exclusive agreement expiring in 2009, with a formerly wholly-owned subsidiary of General Electric Company ("GE"), subsequently renamed Diamond Innovations Inc. ("DI"), under which POL will market natural diamonds that have undergone a new process to improve the color of certain qualifying natural gem diamonds without reducing their all-natural content. POL relies upon DI and GE for certain processing, technology and financial support in connection with the preparation and sale of Bellataire'r' diamonds.

m. Stock Incentive Plans

       The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations. The following disclosures are computed as if the Company recorded compensation expense based on the fair value for stock -based awards or grants.

                                          Year ended May 31,
                                    -----------------------------
                                      2004      2003       2002
                                    -----------------------------
Net Income/(Loss), as reported       $2,399    $1,094     $(1,226)

Deduct:  Stock-based employee
compensation expense determined
under fair value method,
net of related tax effects              329       367         228
                                    -----------------------------

Proforma net income/(loss)           $2,070    $  727     $(1,454)

Earning/(Loss) per share:

Basic and diluted earnings/(loss)
as reported                          $ 0.28    $ 0.13     $ (0.16)

Basic and diluted earnings/(loss)
pro forma                            $ 0.24    $ 0.08     $ (0.19)

n. Comprehensive Income/(Loss)

       The Company reports "Comprehensive Income/(Loss)" in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income/(loss). For the years ended May 31, 2004, 2003 and 2002, total comprehensive income/(loss) was $ 2.4, $1.0, and $(1.3) million, respectively.

o. Other Investments

       The Company has an investment with a carrying value of $0.1 million and $0.7 million at May 31, 2004 and 2003, respectively, related to certain mineral rights in Africa.

p. New Accounting Pronouncements

       On May 31, 2004 the Company adopted Financial Interpretation No.46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. This Interpretation applies to all Variable Interest Entities. Adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.

q. Reclassifications

       Certain prior year amounts have been reclassified to conform to current year presentation.

2. Property, Plant and Equipment
--------------------------------------------------------------------------------

       Property, plant and equipment consists of (in thousands):

                                              May 31,
                                    -------------------------
                                       2004          2003
                                    -------------------------
Land and buildings                     $ 1,445       $ 1,435
Leasehold improvements                   2,955         2,244
Machinery, tools and
   equipment                             6,734         5,913
Furniture and fixtures                   2,198         1,818
Computer hardware, software
   and equipment                         7,847         7,618
-------------------------------------------------------------
                                        21,179        19,028
Less accumulated depreciation
   and amortization                     13,933        12,751
-------------------------------------------------------------
                                       $ 7,246       $ 6,277
                                    =========================

Depreciation and amortization rates:

Buildings                                   2 to 3.7%
Leasehold improvements                     3.7 to 20%
Machinery, tools and equipment              10 to 25%
Furniture and fixtures                      10 to 20%
Computer hardware, software and
equipment                                   10 to 33%


       Depreciation expense for 2004, 2003 and 2002 was $1.2, $1.1 and $1.2 million, respectively.

3. Income Taxes
--------------------------------------------------------------------------------

       The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                          May 31,
                                -------------------------
                                   2004         2003
                                -------------------------
Deferred tax assets:
   Operating loss and other
     carryforwards                  $ 9,984     $ 10,568
   Other                              1,568        1,144
Deferred tax liabilities:
     Depreciation                    (1,184)        (685)
---------------------------------------------------------
                                     10,368       11,027
Less:  Valuation allowance             (133)        (133)
---------------------------------------------------------
Net deferred tax assets            $ 10,235     $ 10,894
=========================================================

       The income tax provision/(benefit) is comprised of the following (in thousands):

                                 Year ended May 31,
                          ---------------------------------
                             2004       2003       2002
                          ---------------------------------
Current:
Federal                         $  4     $   68      $(105)
State and local                  165        201        124
Foreign                           46         40        (28)
-----------------------------------------------------------
                                 215        309         (9)
Deferred:
Federal, state and local         659        881       (607)
-----------------------------------------------------------
                                $874     $1,190      $(616)
                          =================================

       Income/(loss) before income taxes and cumulative effect of change in accounting principle from the Company's domestic and foreign operations (in thousands):

                       Year ended May 31,
              -------------------------------------
                  2004        2003        2002
              -------------------------------------
Domestic           $ 1,951     $ 2,523    $ (1,881)
Foreign              1,322         733          39
              -------------------------------------
                   $ 3,273     $ 3,256    $ (1,842)
              -------------------------------------

       The tax provision/(benefit) is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

                                --------------------------------
                                   2004       2003      2002
                                --------------------------------
Tax provision / (benefit) at
   statutory rate                   $1,113     $1,107     $(626)
(Decrease) / increase in
   taxes resulting from:
   Differential attributable to
     foreign operations               (403)      (209)      (41)
   State and local taxes,
     net of Federal benefit            146        274        33
   Permanent items                      18         18        18
----------------------------------------------------------------
Tax provision / (benefit)           $  874     $1,190     $(616)
================================================================

       The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                        Net
                     Operating
    Year              Losses
--------------------------------
    2013                  2,901
    2019                 12,268
    2020                    298
    2021                    120
    2022                 10,190
--------------------------------
                        $25,777
                    ============

       In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $10.6 million each, expiring from 2014 through 2017. The Company has Puerto Rico net operating loss carryforwards of approximately $1.8 million expiring from 2008 through 2010.

4. Accounts Payable and Other Current Liabilities
--------------------------------------------------------------------------------

       Accounts payable and other current liabilities consist of (in thousands):

                              2004         2003
----------------------------------------------------
Accounts payable               $ 7,191      $10,753
Advances and other              34,199       36,784
Accrued expenses                 5,287        5,911
----------------------------------------------------
                               $46,677      $53,448
                          ==========================

       Advances and other includes $20.8 million and $13.4 million payable to two parties for 2004. For 2003, $20.9 million, $12.8 million, and $3.0 million was payable to three parties.

5. Lines of Credit
--------------------------------------------------------------------------------

       The Company has a $15 million and a $25 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2004 and 2003, the balance outstanding under both lines was $16.9 million and $9.7 million, respectively. Borrowings under these lines are available for the Company's working capital requirements and are payable on demand.

       The Company has a long-term unsecured, revolving loan agreement. The agreement provides that the Company may borrow up to $30 million (including up to $1 million under letters of credit) in the aggregate through December 1, 2005. The loan term may be extended in one year increments commencing November 30, 2004, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2004 the balance outstanding under this facility was $20.0 million. No amounts were outstanding under this loan agreement at May 31, 2003.

       A subsidiary of the Company maintains a loan facility which enables it to borrow up to 1.1 billion Japanese yen at an interest rate 1% above Japanese LIBOR through November 1, 2005. The loan contains provisions that, among other things, require the Company to maintain a minimum debt to equity ratio. Borrowings under the facility are available for general working capital purposes and are guaranteed by the Company. At May 31, 2004 and 2003, the outstanding balance of $4.7 million and $7.0 million (in U.S. dollars), respectively, was classified as noncurrent.

       Long-term debt of $34.7 million outstanding at May 31, 2004 is scheduled to be repaid in the fiscal year ended May 31, 2006. The Company was in compliance with its debt covenants at May 31, 2004.

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

       The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2004, 2003 and 2002 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options' vesting period for the pro forma disclosures.

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

       The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

                         ----------------------------------
                            2004       2003       2002
                         ----------------------------------
Risk-free interest rate       2.50%      2.50%       4.47%
Expected option life       5 years    5 years     5 years
Expected volatility          39.60%     39.60%      42.50%
Expected dividends
  per share                  $    -      $   -     $     -
Weighted average
  estimated fair
  value per share
  of options granted
  at market price            $ 2.96      $2.15     $  2.82
Weighted average
  estimated fair
  value per share
  of options granted
  above market price         $ 2.49      $1.94     $  2.35
Pro forma net
  income / (loss)            $2,070      $ 727     $(1,454)
Pro forma basic
  earnings/(loss)
  per share                  $ 0.24      $0.08     $ (0.19)
Pro forma diluted
  earnings/(loss)
  per share                  $ 0.24      $0.08     $ (0.19)


       As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 2004, 2003 and 2002 may not be indicative of future years.

       A summary of the Plans' activity for each of the three years in the period ended May 31, 2004 is as follows:

                                                                       Weighted
                                   Number of                         average price
                                     shares         Option Price       per share
                               ---------------------------------------------------
Outstanding - May 31, 2001            738,524     $5.000 - $16.225       $ 9.830
Options expired/cancelled             (34,243)    $7.625 - $16.225       $12.648
Options issued                        392,750     $4.350 - $ 7.205       $ 6.411
Options exercised                     (85,331)    $5.000 - $ 7.000       $ 5.763
----------------------------------------------------------------------------------
Outstanding - May 31, 2002          1,011,700     $4.350 - $14.750       $ 8.537
Options expired/cancelled             (88,950)    $5.000 - $14.750       $ 9.523
Options issued                        104,500     $5.480 - $ 5.480       $ 5.480
Options exercised                     (14,833)    $5.000 - $ 7.000       $ 6.150
----------------------------------------------------------------------------------
Outstanding - May 31, 2003          1,012,417     $4.350 - $14.750       $ 8.174
Options expired/cancelled             (56,600)    $5.000 - $14.750       $ 8.230
Options issued                        208,000     $7.000 - $ 8.800       $ 8.310
Options exercised                      (5,134)    $5.125 - $ 6.375       $ 5.650
----------------------------------------------------------------------------------
Outstanding - May 31, 2004          1,158,683     $4.350 - $14.750       $ 8.208
----------------------------------------------------------------------------------
Exercisable options                   795,600
----------------------------------------------

       The following table summarizes information about stock options at May 31, 2004:

               Outstanding Stock Options                    Exercisable stock options
-------------------------------------------------------- ------------------------------
                                              Weighted
                                              average
                                              remaining                    Weighted
                                             contractual                   average
 Range of prices               Shares           life         Shares     exercise price
-------------------------------------------------------  -----------------------------
      $ 4.350 - $ 6.600       434,583           6.32         321,166       $ 5.70
      $ 7.000 - $ 8.800       455,800           5.15         206,133       $ 7.32
      $ 9.000 - $11.412       108,800           3.84         108,800       $10.25
      $14.750                 159,500           2.85         168,250       $14.75
--------------------------------------------------------------------------------------

8. Commitments and Contingencies
--------------------------------------------------------------------------------

       Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2004 (in thousands):

                              Operating
    Year                       Leases
--------------------------------------
         2005                  $  605
         2006                     791
         2007                     564
         2008                     588
         2009                     599
Thereafter                      6,790
                               ------
                               $9,937
                               ======

       In June 2003, the Company entered into a lease for office space, which serves as its Corporate headquarters. The term of the lease is through September 30, 2019 at an average annual base rental rate of approximately $0.6 million per year.

       Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2004, 2003, and 2002 was approximately, $0.8 million, $0.6 million and $0.7 million respectively.

As of May 31, 2004 approximately $16.6 million of POL inventory is subject to a security interest by a third party.

       The Company has been apprised of the filing of a lawsuit alleging, among other things, restraint of trade entitled "W.B. David & Co., Inc. plaintiff, against De Beers Centenary A. G., et al., defendants," United States District Court, Southern District of New York, in which approximately 100 individuals and entities, including De Beers Centenary A. G., certain of its principals and allegedly related companies, and various "sightholders" of De Beers, including the Company, are named as defendants. The Company has not been served and does not know if it will be served in this matter. If the Company is served it will deny all allegations of wrongdoing and vigorously contest the lawsuit.

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

10.  Geographic Segment Information
--------------------------------------------------------------------------------

       Revenue, gross profit and income/(loss) before income tax provision and cumulative effect of change in accounting principles for each of the three years in the period ended May 31, 2004 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):


                                             North                           Far         Elimi-    Consoli-
                                            America    Europe     Africa     East        nations    dated
-----------------------------------------------------------------------------------------------------------
Year ended May 31, 2004
-----------------------
   Net sales to unaffiliated customers    $ 95,558    $125,788   $    --    $14,429    $     --    $235,775
   Transfers between geographic areas       40,260       1,459        --         --     (41,719)         --
                                          -----------------------------------------------------------------
Total revenue                             $135,818    $127,247   $    --    $14,429    $(41,719)   $235,775
                                          -----------------------------------------------------------------
Gross Profit                              $ 21,692    $  1,735   $  (555)   $ 3,334    $    (62)   $ 26,144
                                          -----------------------------------------------------------------
Income/(loss) before income taxes         $  5,065    $    109   $(1,333)   $  (506)   $    (62)   $  3,273
                                          -----------------------------------------------------------------
Identifiable assets at May 31, 2004       $163,955    $  6,975   $   729    $ 9,180    $   (127)   $180,712
------------------------------------------------------------------------------------------------------------
                                          -----------------------------------------------------------------
Year ended May 31, 2003
-----------------------
   Net sales to unaffiliated customers    $102,192    $ 89,439   $    --    $11,528    $     --    $203,159
   Transfers between geographic areas       29,577         547        --         --     (30,124)         --
                                          -----------------------------------------------------------------
Total revenue                             $131,769    $ 89,986   $    --    $11,528    $(30,124)   $203,159
                                          -----------------------------------------------------------------
Gross Profit                              $ 19,586    $  1,384   $  (329)   $ 2,517    $     --    $ 23,158
                                          -----------------------------------------------------------------
Income/(loss) before income taxes
     and cumulative effect of change in
     accounting principle                 $  4,069    $     63   $  (526)   $  (350)   $     --    $  3,256
                                          -----------------------------------------------------------------
Identifiable assets at May 31, 2003       $142,217    $  4,629   $ 6,626    $ 7,004    $    (65)   $160,411
------------------------------------------------------------------------------------------------------------
                                          -----------------------------------------------------------------
Year ended May 31, 2002
-----------------------
   Net sales to unaffiliated customers    $111,561    $ 65,663   $  (156)   $12,480    $     --    $189,548
   Transfers between geographic areas       33,431         105        --         61     (33,597)         --
                                          -----------------------------------------------------------------
Total revenue                             $144,992    $ 65,768   $  (156)   $12,541    $(33,597)   $189,548
                                          -----------------------------------------------------------------
Gross Profit                              $ 16,898    $  1,030   $  (177)   $ 2,420    $     --    $ 20,171
                                          -----------------------------------------------------------------
Income/(loss) before income taxes         $   (144)   $     46   $  (781)   $  (963)   $     --    $ (1,842)
                                          -----------------------------------------------------------------
Identifiable assets at May 31, 2002       $125,587    $  4,336   $10,151    $ 8,007    $    (94)   $147,987
------------------------------------------------------------------------------------------------------------
                                          -----------------------------------------------------------------


Revenue and gross profit for each of the three years in the period ended May 31, 2004 classified by product were as follows (in thousands):


                                        Polished       Rough         Total
-------------------------------------------------------------------------------
Year ended May 31, 2004
Net Sales                                  $142,672      $93,103      $235,775
                                      -----------------------------------------
Gross Profit                               $ 21,854      $ 4,290      $ 26,144
-------------------------------------------------------------------------------
Year ended May 31, 2003
Net Sales                                  $135,025      $68,134      $203,159
                                      -----------------------------------------
Gross Profit                               $ 20,507      $ 2,651      $ 23,158
-------------------------------------------------------------------------------
Year ended May 31, 2002
Net Sales                                  $147,970      $41,578      $189,548
                                      -----------------------------------------
Gross Profit                               $ 19,061      $ 1,110      $ 20,171
-------------------------------------------------------------------------------

11.  Sale of Common Stock
--------------------------------------------------------------------------------

       During 2004 and 2003 the Company purchased 30,000 and 165,100 shares, respectively, of its common stock which was shown as a reduction of stockholders' equity.

       In February 2002, pursuant to a stock purchase agreement ("SPA"), the Company sold 1,305,000 shares of its common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares, in a private transaction. The SPA provides for, among other things, a ten-year standstill period whereby the purchaser and its affiliates will not acquire 24.9% or more of the outstanding shares of common stock, participate in any proxy disputes or transfer their stock except as provided for in the SPA. In connection therewith, the purchaser delivered an irrevocable proxy to the Chairman and President of the Company to vote the 1,180,000 shares, subject to certain limitations, through February 2010.

       Proceeds from the sale, approximately $11.5 million (net of costs), were used to pay down bank debt and for other general corporate purposes. During 2004 the Company purchased approximately $0.3 million of inventory from an entity affiliated with this investor. During 2002 the Company had approximately $0.1 million of sales to entities affiliated with this investor.

12. Transactions with related parties
--------------------------------------------------------------------------------

       Through September 2003, the Company subleased space to an entity in which its Chairman and President are the sole general partners. Rental payments under the sublease amount to a base rent of $61,488 per annum (excluding amounts paid for escalations). The sublease was prorated to the same rental rate per square foot which the Company was paying the landlord at the same location.

       A member of the Company's Board of Directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2004, 2003 and 2002 were $0.5, $0.2 and $0.4 million, respectively.

       During 2004, 2003 and 2002 the Company sold approximately $0.1, $1.3 and $0.6 million, respectively, of jewelry to a non-employee member of the Company's board of directors.

13. Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

       The following is a summary of the results of operations for the years ended May 31, 2004 and 2003 (in thousands, except per share data):


------------------------------------------------------------------------------------
                                               First    Second     Third    Fourth
------------------------------------------------------------------------------------
2004
----
Net sales                                     $54,108    $52,390   $64,800   $64,477
Gross profit                                  $ 6,118    $ 5,557   $ 7,149   $ 7,320
Net income                                    $   367    $   110   $   753   $ 1,169
Basic and diluted earnings per share          $  0.04    $  0.01   $  0.09   $  0.14

2003
----
Net sales                                     $53,888    $51,747   $52,854   $44,670
Gross profit                                  $ 5,123    $ 6,298   $ 6,024   $ 5,713
Income before cumulative effect of
   change in accounting principle             $   204    $   930   $   583   $   349
Net income/(loss)                             $  (768)   $   930   $   583   $   349
Basic and diluted earnings/(loss) per share
   before cumulative effect of accounting
   principle                                  $  0.02    $  0.11   $  0.07   $  0.04
Basic and diluted earnings/(loss) per share   $ (0.09)   $  0.11   $  0.07   $  0.04


             Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Lazare Kaplan International Inc.

       We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2004 in conformity with U.S. generally accepted accounting principles.

       As discussed in Note 6 to the consolidated financial statements, on June 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets".


                                            ERNST & YOUNG LLP



New York, New York
August 19, 2004

                              Corporate Information

Corporate Headquarters                 Directors and Officers                Registrar and Transfer
                                                                             Agent
19 West 44th Street                    Maurice Tempelsman
New York, New York 10036               Director;                             Mellon Investor Services
Telephone (212) 972-9700               Chairman of the Board                 44 Wall Street
                                                                             6th Floor
                                       Leon Tempelsman                       New York, NY 10005
                                       Director;
                                       Vice Chairman of the Board            Counsel
                                       and President
                                                                             Warshaw Burstein Cohen
                                       Lucien Burstein                       Schlesinger & Kuh, LLP
                                       Director;                             555 Fifth Avenue
                                       Secretary                             New York, New York 10017
                                       Of Counsel
                                       Warshaw Burstein Cohen                Registered Public Accounting Firm
                                       Schlesinger & Kuh, LLP
                                       (attorneys)                           Ernst & Young LLP
                                                                             5 Times Square
                                       Myer Feldman                          New York, New York 10036
                                       Director;
                                       Attorney,
                                       self-employed

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
