Form 10-K, Exhibit 13
period 2005-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2005-08-25
CIK 202375

                        LAZARE KAPLAN INTERNATIONAL INC.

                                      2005
                                  ANNUAL REPORT

               Lazare Kaplan International Inc. 2005 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name "Lazare Diamonds'r'" Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, sparkle and fire. In addition, Lazare Kaplan also cuts and polishes fine make (non-ideal) commercial diamonds and high pressure, high temperature
(HPHT) processed diamonds sold under the Bellataire'r' diamonds brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

                             American Stock Exchange
       The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

                                    Form 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2005 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Ned Cochrane, Lazare Kaplan International Inc., 19 West 44th Street, New York, New York 10036.

                                 Annual Meeting
                                November 10, 2005
                                     10 A.M.
                                  Sofitel Hotel
                               45 West 44th Street
                          Second floor, Trocadero Room
                            New York, New York 10036

                 Market Prices of Common Stock by Fiscal Quarter

              Fiscal 2005
            --------------
             High     Low
            ------   -----
First ...   $ 8.89   $7.25
Second ..    10.40    6.95
Third ...    10.98    8.85
Fourth ..    12.55    7.51

              Fiscal 2004
            -------------
            High     Low
            -----   -----
First ...   $7.05   $5.60
Second ..    7.35    6.34
Third ...    7.50    6.55
Fourth ..    9.19    7.00

As of July 31, 2005 there were 1,730 stockholders of record of the 8,395,306 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,360,836 shares of common stock as nominees for an undisclosed number of beneficial holders.

To Our Shareholders:

         Continued expansion of the U.S. economy in general, and the willingness of the American consumer to spend discretionary resources on luxury items in particular, resulted in another good year for the diamond and jewelry industry. Demand for diamonds was also driven by growing markets in China, India and other countries in the Far East. The fiscal year ended May 31, 2005 also saw strong demand for rough diamonds with noticeable shortages and ensuing price pressures in many categories and sizes. Although rough prices ran ahead of polished prices for a great part of the year, polished prices gradually rose in the face of steady demand and increased rough costs. As the raw material cost is an important and oftentimes the major component of polished diamond prices, the industry and the Company, had to be particularly vigilant defending manufacturing margins. The Company successfully overcame the challenge of ongoing margin pressure.

         Total Company revenue in fiscal 2005 was $421.4 million, compared to $235.8 million in 2004. Net profit was $5.2 million, compared to $2.4 million in 2004.

         The transformation of the diamond industry continued to fare well in the past year in light of the demand generated by a sustained global GDP growth. However, it is important to note that the new dispensation that increasingly depends on how the unpredictable, yet unavoidable, cyclical swings in supply and demand impact diamond pricing has so far remained untested. That test will take place sometime in the future and at a time that cannot be foreseen. The high and increasing level of bank and trade financing of both the polished and rough pipelines is, and will remain, an area for concern. For those of us who believe that price volatility is part of economic life in free markets, excessive and sometimes imprudent leveraging and resulting liquidity events accentuate the magnitude of corrective swings. This concern is particularly applicable to diamond pricing, as it does not lend itself to risk attenuation through the use of financial instruments. Anyone who holds diamond inventory has a long position. In order to manage this industry-related risk, the Company is always attentive to its balance sheet, the amount and terms of its borrowings, its ability to respond quickly to changing conditions, and its business decisions by an ongoing risk/reward review. As part of this strategy, the Company seeks market and sourcing diversification, it tries to align its long-term interests with those of its customers and suppliers and, whenever possible, it seeks to establish strategic relationships that can adjust to the increasing degree of price volatility that is now part of the diamond industry.

         In June 2005, the Company was advised by the Diamond Trading Company
(DTC), an important rough diamond supplier to the Company, that its status as a sightholder under the DTC Supplier of Choice (SOC) program has been renewed for the next two and a half years. The Company's longstanding commitments to effective global downstream marketing, branding, quality service, a strong balance sheet, best practices and transparency, once again assured it a high ranking under SOC criteria.

         The Company's operations in Angola are making good progress. Under the 2004 multi-year Technical Assistance Contract with SODIAM, the Angolan Government parastatal legally responsible for marketing rough diamonds produced in Angola, nine rough diamond purchasing stations have been opened and staffed. With the infrastructure now in place and operational and with the effective cooperation of SODIAM, the level of purchases has been ramping up. The diamonds are sold in Antwerp, Belgium, in a joint SODIAM-LKI marketing office, where SODIAM employees and trainees work side by side with LKI technicians and experts to optimize the economic performance of the operation. As the Angolan Government has now rightly focused attention on steps to improve the social and economic well being of its citizens, the Company has signed a three-year agreement with USAID to provide human and material resources jointly to implement social responsibility projects in the diamond producing area of Lunda Norte. Additional donors have indicated an interest in participating, as have the Angolan national and provincial authorities. Projects under the agreement will be designed in consultation with the local population to address its needs and priorities, and will be implemented in an effective, hands-on fashion, to assure that the local population derives the maximum benefits from this exemplary public/private development project. The Company is proud to have provided the leadership for this humanitarian, as well as enlightened self-interest initiative.

         Russia, the world's second largest diamond producer, is approaching another political cycle, and events in that country should increasingly be viewed through this lens as well as the usual economic risk/reward criteria that business must exercise. The Company remains confident that the historic and unique transformation of that great nation will continue apace to ensure the well-being of the Russian people, as well as Russia's position as an important and reliable participant in our increasingly interdependent world. The Company's contractually anchored Cooperation Agreements with AK Alrosa, Russia's world-class diamond mining company, are now in their ninth year of profitable operations, having weathered several up and down cycles in the diamond business, provided a global platform for marketing downstream Russian diamonds produced and polished in Russia, and the underlying deal structure for the first non-oil financing under the General Project Incentive Agreement (PIA) between the U.S. Government and the Ministry of Finance and the Central Bank of the Russian Federation.

         The Company has strengthened and expanded its rough trading and marketing capabilities, as reflected in the higher rough diamond component of its total revenues. Rough diamond sourcing and trading will continue to be a growing profit center for the Company, as well as a regulating mechanism for flexibility in its decision on what diamonds to cut and polish. This is an important tool to meet economic thresholds at a time when polished diamonds are under margin pressure due to market effervescence in rough diamond pricing. Rough diamond trading is a high velocity, lower margin segment, and the Company has focused on securing the sourcing, assembling the technical skills, and obtaining the financing liquidity to remain an increasingly important participant.

     The Company is growing its market share for polished diamonds - its core business - by pursuing a vigorous, multi-pronged approach:

o Careful attention to the needs and cultivation of our traditional customer base -- the well-established fine jewelers with quality orientation and a leadership position in the community -- remains the Company's first priority. To address this, the Company has strengthened its in-house and road sales and marketing force by promotion, addition and result-oriented motivation. It will continue to vigorously pursue the implementation of increased market share goals.

o The Company's product offering has been broadened by the addition of generic ideal cut, squares, cushions and finely cut commercial stones, as well as large stones, to its flagship product - The Lazare Diamond, The World's Most Beautiful Diamond'r'.

o Our enhanced ability to meet our customers' broader band of diamond needs, the refocusing of our sales approach to work with our loyal customers to enhance their competitive position and profitability, is transforming our relationship with important customers from that of a vendor to a deeper, more interdependent one based on "reciprocity." This strengthens the degree of mutual reliance and permits forward looking planning to benefit both sides.

o The Company has a global scope and will continue to expand its position in markets outside of the U.S. Several steps have been taken to strengthen market position in China, the Far East, Europe and Latin America -- all areas where the Company is achieving considerable sales growth. The Company remains alert to new opportunities in established markets as well as new markets for diamonds as they develop and grow.

o The Company continues to deploy resources -- both human and material -- in national and local advertising and marketing initiatives, public relations events, in-house and customer staff training, and cooperative marketing and advertising programs with our customers. The Company has successfully increased its participation in several U.S. and International trade fairs and continues to take steps to raise its trade and consumer visibility.

o The important, long-stagnant Japanese diamond market is rebounding -- a market in which the Company holds a recognized position established over many years. Using this as a platform, and in cooperation with experienced and qualified risk-sharing partners, the Company continues to roll out its self-standing LKI stores as well as the store-within-store program. The Company is successfully pursuing this program in other Far East markets and is presently reviewing the experience gained and lessons learned, to determine the desirability and feasibility of accelerating similar programs in new markets including the U.S.

o The Company's jewelry department, having completed a successful year under imaginative and talented new leadership, is focused on offering an attractive saleable jewelry collection designed for specific market tastes. The jewelry department is also designing important jewelry pieces, selecting and assembling the diamonds from the Company's extensive inventory and presenting them to customers for inspection prior to setting the diamonds in platinum or gold. This affords the customers a participation in the final design and, at the same time, is a cost effective way of keeping jewelry inventory to a minimum.


         Good progress has been made by the Company in implementing its Cooperation Agreement with NamGem - Namibia's flagship cutting and polishing plant. The Government of Namibia continues to provide its good offices to ensure the proper and adequate supply of rough diamonds. The economics and technical proficiency of the trained work force justify moving into the manufacture of larger sizes, and, in cooperation with the Namibian Government, the Company expects to address this issue in the coming year.

         In South Africa, the agreement signed with Nozala Investments (Pty.) Ltd., a broadly based women's empowerment investment group, is being implemented. The Diamond Cutting License and approvals have been received from the government authorities, a cutting and polishing facility staffed by skilled, trained craftsmen qualified to cut larger stones is operational, and the DTC has approved Nozala Diamonds (Pty.) Ltd. (the company jointly owned by Nozala Investments and LKI) as a South African sightholder. To encourage local beneficiation and greater economic and employment participation by previously disenfranchised citizens, the government of South Africa has introduced legislation in the Parliament that will mandate the local manufacture of sizes and qualities of rough diamonds mined in South Africa that can effectively compete with other lower-cost manufacturing centers. The Company has had extensive experience in successfully transferring technical and executive skills, and in close alignment with the objectives and direction of South Africa's pending legislation, it will expand the Nozala Diamonds cutting operation and employment as an increasing supply of rough diamonds is made available.

         The Company is examining projects to assess economic viability and eligibility under the previously announced financing agreement with the U.S. Overseas Private Investment Corporation (OPIC) applicable to diamond beneficiation and mining projects in Angola, Botswana, Namibia, Russia and South Africa.

         The Company is discussing with LJ Superabrasives Holding Inc. (who in 2004 acquired an interest in the Bellataire'r' operations from the General Electric Company) to determine and agree on the steps necessary to reinvigorate the Bellataire'r' project and expand the business opportunities that this technology presents. There is a specific, economically viable market niche for natural diamonds that have undergone this new high pressure, high temperature process to irreversibly improve the color of certain select natural diamonds. The Company and Littlejohn will continue the practice originally adopted by the Company and General Electric to clearly identify Bellataire'r' diamonds, laser inscribe the stones with a distinctive marking and accompany each sale with a gem laboratory grading report. The Company is co-inventor and co-owner of certain applicable patents that have been issued.

         The Company's long established manufacturing facility in Puerto Rico has undergone a complete refurbishing in line with the Company's dedication to stay in the forefront of technical innovations and new systems. The Company has been, and will remain, a leader in adopting and adapting state-of-the-art technology and methods to ensure economic proficiency and quality control. Our skilled technicians in Puerto Rico have also provided the technical managers for the cutting facilities in other parts of the world and remain an effective hands-on training center for new talent.

         In recent years, the diamond industry -- conservative by tradition and not prone to rapid change -- has had to adjust to a new and more intrusive business and regulatory environment. In general, at times more slowly than events warranted, the industry has faced up to the new realities that stem from the times we live in. Although less than perfect, as most human endeavors are, the Kimberley Process Certification Scheme and the World Diamond Council's System of Warranties were good initiatives initiated by a closer industry, Non-Governmental Organization (NGO) and multi-government cooperation. Though the conflicts in diamond producing areas that prompted the Kimberley Process are now mostly history, other challenges of great importance and gravity lie ahead for us and for the industry and must be addressed. Diamonds are by their very nature a valuable, easily transportable, fungible product and, thus, the many responsible businessmen and women engaged in this business and who are good citizens of the world, must help carry the burden to protect the industry from the few who will abuse commerce in diamonds for their own evil purposes. The USA PATRIOT Act and similar legislation in other diamond centers will increasingly govern transactions in the responsible diamond trade. The Company welcomes these developments that reflect the need to address the perils of our times. Strong and clear industry and governmental leadership will be required to help establish and implement appropriate and effective measures so that the great majority in the industry can continue to play a constructive business role and at the same time contribute to development, employment and celebration of life's joyful and celebratory milestones - as diamonds always have.

         Our appreciation and thanks go to the Company's staff all over the world. We take pride and great satisfaction in what you do and how you do it, and we will jointly continue to do our best to create an environment where individual initiative is recognized, valued and rewarded.

Maurice Tempelsman
Chairman of the Board

Leon Tempelsman
Vice Chairman of the Board

                             Selected Financial Data

-----------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)           2005       2004       2003         2002          2001
-----------------------------------------------------------------------------------------------------------------
Net sales                                               $421,411   $235,775   $203,159     $189,548      $270,786
-----------------------------------------------------------------------------------------------------------------

Income/(loss) before income tax provision/(benefit)
   and cumulative effect of change in accounting
   principle                                            $  7,870   $  3,273   $  3,256     $ (1,842)     $  2,401
-----------------------------------------------------------------------------------------------------------------

Income/(loss) before cumulative effect of change
   in accounting principle                              $  7,870   $  2,399   $  2,066     $ (1,226)     $  1,543
-----------------------------------------------------------------------------------------------------------------

Net income/(loss)                                       $  5,230   $  2,399   $  1,094(1)  $ (1,226)(3)  $  1,543
-----------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share before cumulative
   effect of change in accounting principle (based on
   the weighted average number of shares)               $   0.62   $   0.28   $   0.24     $  (0.16)     $   0.20
-----------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share (based on
   weighted average number of shares)                   $   0.62   $   0.28   $   0.13     $  (0.16)     $   0.20
-----------------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle (based on
   the weighted average number of shares)               $   0.60   $   0.28   $   0.24     $  (0.16)     $   0.20
-----------------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share (based on
   the weighted average number of shares)               $   0.60   $   0.28   $   0.13     $  (0.16)     $   0.20
-----------------------------------------------------------------------------------------------------------------
At May 31:
Total assets                                            $250,284   $180,712   $160,411     $147,987      $175,918
-----------------------------------------------------------------------------------------------------------------
Long-term debt                                          $ 60,000   $ 34,726   $ 16,756     $ 12,089      $ 39,626
-----------------------------------------------------------------------------------------------------------------
Working capital                                         $141,556   $110,599   $ 90,175     $ 83,457      $101,378
-----------------------------------------------------------------------------------------------------------------
Stockholders' equity                                    $ 96,305   $ 92,416   $ 90,207     $ 90,106(2)   $ 79,934
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

(3) Includes $0.3 million (net of tax) of benefit associated with a partial recovery of inventory.

                      Management's Discussion and Analysis

     This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1--"Description of Business", and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2005. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

     This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years "2005", "2004" and "2003" refer to the fiscal years ended May 31, 2005, 2004 and 2003, respectively.

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

     The Company's overall revenues are, in part, dependent upon the availability of rough diamonds, the world's known sources of which are highly concentrated. The Diamond Trading Company ("DTC") is the world's largest rough diamond selling organization. The Company has been a client of the DTC for approximately 60 years. The Company supplements its rough diamond needs by secondary market purchases and has entered into relationships with other primary source suppliers.

     The Company has a technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with Sociedade de Comercializacao de Diamantes de Angola SARL ("SODIAM"), the government entity responsible for development and marketing of diamonds produced in Angola. Rough diamond buying from this operation commenced during the first fiscal quarter of 2005.

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

     In November of 2004 the Company signed an agreement with Nozala Investments
(Pty) Ltd., a broadly based women's empowerment investment group, for cooperation in South Africa's diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government's recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector's contribution to economic development. Initial cutting and polishing activities will concentrate on local sources of rough diamond supply.

     Through February 2009, the Company's wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") has an exclusive agreement with a formerly wholly-owned subsidiary of General Electric Company ("GE") under which POL will market natural diamonds that have undergone a new high pressure, high temperature
(HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. POL sells only diamonds that have undergone the HPHT process under the Bellataire'r' brand name.

     While the Company believes that its success in maintaining quantities and qualities of polished inventory that best meet its customers' needs is achieved through its ability to fully integrate its diverse rough and polished diamond sources, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on the Company.

Results of Operations

2005 Compared to 2004

Net Sales

     Net sales in 2005 of $421.4 million were $185.6 million or 79% higher than net sales in 2004.

     Polished diamond revenues in 2005 were $156.9 million, as compared to $142.7 million in 2004. The increase in polished sales primarily reflects increased sales of branded diamonds and jewelry. The increase in branded sales largely reflects growth of jewelry and loose Lazare Diamonds to both new and existing Southeast Asia based customers. Factors leading to this increase include greater brand awareness resulting from increased advertising and an overall strengthening of regional economies.

     Commencing in the third quarter of fiscal 2004, the Company's sourcing included material relating to its cooperation agreement with NamGem for the cutting and polishing of diamonds in Namibia.

     Rough diamond sales in 2005 were $264.5 million, an increase of $171.4 million over 2004. The increase in rough diamond sales is primarily related to the commencement of Angolan rough buying and trading operations during the first fiscal quarter of 2005. The 2005 increase also reflects an increase in the supply of rough diamonds made available to the Company by other rough diamond producers. The increase in supply from producers reflects, among other things, the Company's competitive strength and its quality reputation in the industry. The Company's supply of rough diamonds also increased during 2005 as a result of an increase in its allocation of stones associated with the Company's cooperation agreement with NamGem.

Gross Profit

     During 2005 gross margin on net polished sales was 16.2% compared to 15.3% in 2004. The increase in polished gross margin reflects increased sales of higher margin branded diamonds and jewelry partially offset by a decrease in margins earned on increased sales of fine commercial make diamonds (which typically carry a lower gross margin than branded diamonds). The decline in gross margin on fine commercial make diamonds reflects increased rough diamond prices which the Company was unable to fully pass through to customers during the year.

     Rough gross margin during 2005 was 3.5% compared to 4.6% in the prior year. The decrease in rough gross margin percentage primarily reflects the commencement of Angolan rough buying operations which are not expected to contribute to the Company's rough gross margin during its first year of operations. Offsetting the dilutive margin impact of Angolan rough sales, the Company's aggregate rough gross margin from all other sources increased during 2005 reflecting an improvement in the overall market conditions for the categories of stones the Company trades.

     As a result of the foregoing, overall gross margin percentage during 2005 was 8.2% compared to 11.1% in 2004.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses for 2005 were $24.5 million, as compared to $22.0 million for 2004. The increase for 2005 reflects increased advertising, personnel and related costs directed toward expanding sourcing and supporting the distribution of branded diamonds, jewelry and fine commercial make polished diamonds.

Interest Expense

     Interest expense for 2005 was $2.4 million, as compared to $0.9 million for 2004. This increase primarily reflects increased levels of borrowing and higher interest rates during 2005. Increased borrowings during 2005 primarily related to the expansion of rough sourcing and cutting and polishing operations.

Income Tax

     The Company's effective tax rate for 2005 was 33.5% as compared to 26.7% for the prior year. This increase is primarily attributable to an increase in the percentage of income earned in higher tax rate jurisdictions.

Earnings Per Share

     Basic and fully diluted earnings per share for 2005 were $0.62 and $0.60, respectively, During 2004 basic and fully diluted earnings per share were each $0.28. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

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

Gross Profit

     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough stones (the "Polished Diamond Gross Margin"). Polished Diamond Gross Margin for 2004 was 15.3% compared to 15.2% for 2003.This increase reflects improved margins on branded products offset by lower margins on fine make commercial stones.

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

Earnings Per Share

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

New Accounting Pronouncements

     In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123 "Share-Based Payment". SFAS No. 123(R) will require the Company to expense stock options. Adoption is required for the annual reporting periods beginning after June 15, 2005.

Foreign Operations

     International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan Inc., which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2005 and 2004, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(241,000) and $(286,000) respectively, which are shown as a component of stockholders' equity in the accompanying balance sheets.

Liquidity--Capital Resources

     The Company used $22.5 million and $21.8 million of cash flow for operations in 2005 and 2004, respectively. The Company's usage of cash flow from operations, funded by an increase in borrowings, was primarily used to expand inventory sourcing and support increased sales volume.

     The Company's working capital at May 31, 2005, 2004 and 2003 was $141.6 million, $110.6 million and $90.2 million, respectively. The increase in working capital primarily reflects funding of increased current assets with the proceeds of debt classified as long-term.

     Fixed asset additions of $1.8 million in 2005 primarily reflects the expansion and upgrading of manufacturing facilities. Fixed asset additions of $2.2 million in 2004 reflects the impact of relocating office headquarters of approximately $1.2 million and the addition of machinery and equipment required for manufacturing. The Company is obligated for $0.6 million of costs associated with certain construction in progress it expects to complete during the year ended May 31, 2006. Total capital expenditures for fiscal
2006 are not expected to exceed $2.0 million.

     The Company has a long-term unsecured revolving loan agreement. The agreement provides that the Company may borrow up to $35.0 million (including up to $1.0 million under letters of credit, $0.7 million issued at May 31, 2005) in the aggregate through December 1, 2006. The loan term may be extended in one-year increments commencing November 30, 2005, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, and (b) limitation on other borrowing levels, investments, capital expenditures, dividends and the repurchase of treasury shares. As of May 31, 2005 and 2004, the balance outstanding under this facility was $33.0 million and $20.0 million, respectively. In July 2005 the maximum amount available under this agreement was increased to $45.0 million.

     During 2004, the Company entered into an additional long-term unsecured, revolving loan agreement with a bank under which it may borrow up to $30.0 million in the aggregate through December 1, 2006. The loan term may be extended in one year increments commencing November 30, 2005, subject to the consent of the bank. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. Borrowings under this loan agreement amounted to $29.2 million at May 31, 2005.

     The Company has a $40.0 million unsecured, uncommitted line of credit with a bank. As of May 31, 2005 and 2004, the balance outstanding under this line of credit was $14.5 million and $16.9 million, respectively. This line of credit is available for the Company's working capital requirements. Amounts borrowed under this line are payable on demand. In July 2005 the amount available under this line was increased to $45.0 million.

     A subsidiary of the Company maintains a loan facility which enables it to borrow up to 550 million Japanese yen (approximately $5.0 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2006. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2004, the balance outstanding under this facility was $4.7 million U.S. dollars. There were no borrowings under this facility at May 31, 2005.

     The Company's long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lockbox whereby remittances from the Company's customers reduce the debt outstanding.

     Long-term debt of $60.0 million outstanding at May 31, 2005 is scheduled to be repaid in the fiscal year ended May 31, 2007. The Company was in compliance with its debt covenants at May 31, 2005.

     The following table includes aggregate information about the Company's contractual obligations as of May 31, 2005 and the periods in which payments are due. Certain of these amounts are not required to be included in the Company's consolidated balance sheet (in millions):

----------------------------------------------------------------
  Payments Due by             Less than   1 - 3   4 - 5   Over 5
       Period         Total     1 year    years   years    years
----------------------------------------------------------------
Debt                  $80.5     $20.5     $60.0    $ --    $ --
Operating Leases        9.7       0.9       1.4     1.2     6.2
----------------------------------------------------------------
Total Contractual
   Cash Obligations   $90.2     $21.4     $61.4    $1.2    $6.2
================================================================

     In addition to amounts reflected in the above table, the Company is obligated for $0.6 million of costs associated with certain construction in progress.

     Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

     Stockholders' equity was $96.3 million at May 31, 2005 as compared to $92.4 million at May 31, 2004. This increase primarily reflects current year earnings offset by $2.0 million of treasury stock purchases. No dividends were paid to stockholders during the year ended May 31, 2005.

Critical Accounting Policies

     Use of Accounting Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Revenue Recognition--The Company recognizes revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed or determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Conversely, in certain instances, the Company is obligated to share profits it realizes on the sale of stones. This additional cost is included in cost of sales when the related revenue is recognized. When necessary, the Company provides for estimated returns (where a right to return exists) in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business. No reserve for returns was deemed necessary at May 31, 2005 and 2004.

     Inventories--Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using either the first-in, first-out method, or average cost method. The Company provides an inventory reserve equal to the difference between the cost of the inventory and the estimated market value, to ensure inventories are stated at the lower of cost or market. The determination of market value is highly subjective as it is based on the relative significance assigned to various attributes of a diamond, including carat weight, color, clarity and quality of cut. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

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

     During the third quarter 2004 the Company signed a cooperation agreement with NamGem for the cutting and polishing of diamonds in Namibia. NamGem is Namibia's flagship venture in the international diamond polishing industry. Under the terms of the agreement the Company provides marketing and technical manufacturing assistance to NamGem. The Company purchases rough diamonds and supervise's the manufacturing of those deemed suitable to cut and polish. The Company pays NamGem for manufacturing on a fee for services basis. All rough and polished diamonds are bought and sold by the Company for its account.

     In November of 2004 the Company signed an agreement with Nozala Investments
(Pty) Ltd., a broadly based women's empowerment investment group, for cooperation in South Africa's diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government's recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector's contribution to economic development. Initial cutting and polishing activities will concentrate on local sources of rough diamond supply.

     Through February 2009, the Company's wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") has an exclusive agreement with a formerly wholly-owned subsidiary of General Electric Company ("GE") under which POL will market natural diamonds that have undergone a new high pressure, high temperature
(HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy shapes. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL sells only diamonds that have undergone the HPHT process under the Bellataire'r' brand name. In connection with this agreement, the Company granted a security interest in POL's diamond inventory amounting to $13.5 million at May 31, 2005.

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

     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world's current diamond output is sold by the Diamond Trading Company ("DTC"), the rough diamond sales arm of the De Beers Group.

Although the DTC has historically been one of the Company's major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

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

     Further, through its control of the world's diamond output, the DTC could exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

     The Company is currently a DTC Sightholder under the Supplier of Choice Program. The Company believes it is well positioned to benefit from these changes in the DTC's approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

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

     As described above, POL has an exclusive agreement expiring in 2009 with DI under which POL markets natural diamonds that have undergone a new color enhancement process. The high pressure, high temperature (HPHT) process is designed to improve the color of qualifying diamonds without reducing their all-natural content. POL relies upon GE and DI for certain financial, processing and technology support in connection with the preparation and sale of Bellataire'r' HPHT diamonds.

                         Consolidated Income Statements

                                                                    Year ended May 31,
-----------------------------------------------------------------------------------------------
(In thousands, except share and per share data)               2005         2004         2003
-----------------------------------------------------------------------------------------------
Net sales                                                  $  421,411   $  235,775   $  203,159
Cost of sales                                                 386,677      209,631      180,001
-----------------------------------------------------------------------------------------------
                                                               34,734       26,144       23,158
-----------------------------------------------------------------------------------------------

Selling, general and administrative expenses                   24,475       21,971       19,428
Interest expense                                                2,389          900          474
-----------------------------------------------------------------------------------------------
                                                               26,864       22,871       19,902
-----------------------------------------------------------------------------------------------

Income before income tax provision                              7,870        3,273        3,256
Income tax provison                                             2,640          874        1,190
-----------------------------------------------------------------------------------------------

Income before cumulative effect of change in
   accounting principle                                         5,230        2,399        2,066
Cumulative effect of change in accounting principle, net
   of tax                                                          --           --         (972)
-----------------------------------------------------------------------------------------------
NET INCOME                                                 $    5,230   $    2,399   $    1,094
===============================================================================================
EARNINGS PER SHARE

Basic earnings per share before cumulative effect
   of change in accounting principle                       $     0.62   $     0.28   $     0.24
===============================================================================================

Basic earnings per share                                   $     0.62   $     0.28   $     0.13
===============================================================================================

Average number of shares outstanding
   during the period                                        8,448,704    8,513,687    8,637,397
===============================================================================================

Diluted earnings per share before cumulative
   effect of change in accounting principle                $     0.60   $     0.28   $     0.24
===============================================================================================

Diluted earnings per share                                 $     0.60   $     0.28   $     0.13
===============================================================================================

Average number of shares outstanding during the period,
   assuming dilution                                        8,653,222    8,599,954    8,658,396
===============================================================================================

See notes to consolidated financial statements.

                           Consolidated Balance Sheets

                                                             May 31,
--------------------------------------------------------------------------
(In thousands, except share data)                        2005       2004
--------------------------------------------------------------------------
Assets
CURRENT ASSETS:
Cash and cash equivalents                              $ 10,320   $  1,209
Accounts receivables, less allowance for doubtful
   accounts ($360 and $365 in 2005 and 2004,
   respectively)                                         86,990     61,812
Inventories, net:
      Rough stones                                       22,779     11,944
      Polished stones                                   101,805     81,433
                                                       -------------------
         Total inventories                              124,584     93,377
                                                       -------------------
Prepaid expenses and other current assets                11,697      5,918
Deferred tax assets-current                               1,944      1,853
--------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                        235,535    164,169

Property, plant and equipment, net                        7,892      7,246
Other assets                                                855        915
Deferred tax assets, net                                  6,002      8,382
--------------------------------------------------------------------------
                                                       $250,284   $180,712
==========================================================================
Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
Accounts payable and other current liabilities         $ 77,241   $ 46,677
Current portion of long- term debt and lines of credit   16,738      6,893
--------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                    93,979     53,570

Long-term debt                                           60,000     34,726
--------------------------------------------------------------------------
            TOTAL LIABILITIES                           153,979     88,296
--------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
   Preferred stock, par value $.01 per share:
      Authorized 1,500,000; no shares outstanding            --         --
   Common stock, par value $1 per share:
      Authorized 12,000,000 shares; issued 8,802,679
      and 8,710,619 in 2005 and 2004, respectively        8,803      8,711
   Additional paid-in capital                            62,090     61,595
   Cumulative translation adjustment                       (241)      (286)
   Retained earnings                                     28,772     23,542
--------------------------------------------------------------------------
                                                         99,424     93,562
Less treasury stock, 407,373 and 210,100 shares
   at cost in 2005 and 2004, respectively                (3,119)    (1,146)
--------------------------------------------------------------------------
            TOTAL STOCKHOLDERS' EQUITY                   96,305     92,416
--------------------------------------------------------------------------
                                                       $250,284   $180,712
==========================================================================

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

                                                                  Year ended May 31,
------------------------------------------------------------------------------------------
(In thousands)                                                2005       2004       2003
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                  $  5,230   $  2,399   $  1,094
Adjustments to reconcile net income to net cash
   used in operating activities:
      Depreciation and amortization                            1,159      1,202      1,405
      Provision for uncollectible accounts                        59        (44)       179
      Deferred income taxes                                    2,289        659        380
      Compensation expense--noncash                              329         --         --
      Cumulative effect of change in method of accounting         --         --        972
Changes in operating assets and liabilities:
   Accounts receivable                                       (25,237)    (4,408)   (12,070)
   Rough and polished inventories                            (31,207)   (15,140)    (3,936)
   Prepaid expenses and other current assets                  (5,779)       206        (66)
   Other assets                                                   45        107        220
   Accounts payable and other current liabilities             30,564     (6,771)     7,656
------------------------------------------------------------------------------------------
Net cash used in operating activities                        (22,548)   (21,790)    (4,166)
------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Capital expenditures                                          (1,790)    (2,151)      (133)
------------------------------------------------------------------------------------------
Net cash used in investing activities                         (1,790)    (2,151)      (133)
------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Increase in borrowings                                        35,119     24,863      4,667
Purchase of treasury stock                                    (1,973)      (212)      (934)
Proceeds from exercise of stock options                          258         24         10
                                                            ------------------------------
Net cash provided by financing activities                     33,404     24,675      3,743
------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                           45         (2)       (69)
                                                            ------------------------------
Net increase/(decrease) in cash and cash equivalents           9,111        732       (625)
Cash and cash equivalents at beginning of year                 1,209        477      1,102
                                                            ------------------------------
Cash and cash equivalents at end of year                    $ 10,320   $  1,209   $    477
==========================================================================================

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest                                                    $  2,532   $    888   $    430
Income taxes                                                $    449   $    187   $    327
------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             Additional    Cumulative                             Total
                                    Common     Paid-in    Translation   Retained   Treasury   Stockholders'
(In thousands, except share data)    Stock     Capital     Adjustment   Earnings     Stock        Equity
-----------------------------------------------------------------------------------------------------------
Balance, May 31, 2002                8,705      61,567        (215)       20,049        --        90,106

Comprehensive income:
   Net income                           --          --          --         1,094        --         1,094
   Foreign currency translation         --          --         (69)           --        --           (69)
                                                                                                 -------
Comprehensive income                                                                               1,025
Exercise of stock options, 1,654
   shares issued                         2           8          --            --        --            10

Purchase of treasury stock,
   180,100 shares                       --          --          --            --      (934)         (934)
-----------------------------------------------------------------------------------------------------------
Balance, May 31, 2003                8,707      61,575        (284)       21,143      (934)       90,207
Comprehensive income:
   Net income                           --          --          --         2,399        --         2,399

   Foreign currency translation         --          --          (2)           --        --            (2)
                                                                                                 -------
Comprehensive income                                                                               2,397
Exercise of stock options, 4,105
   shares issued                         4          20          --            --        --            24
Purchase of treasury stock,
   30,000 shares                        --          --          --            --      (212)         (212)
-----------------------------------------------------------------------------------------------------------
Balance, May 31, 2004               $8,711     $61,595       $(286)      $23,542   $(1,146)      $92,416

Comprehensive income:
   Net income                           --          --          --         5,230        --         5,230
   Foreign currency translation         --          --          45            --        --            45
                                                                                                 -------
Comprehensive income                                                                               5,275
Exercise of stock options, 92,060
   shares issued                        92         495          --            --        --           587
Purchase of treasury stock,
   197,273 shares                       --          --          --            --    (1,973)       (1,973)
-----------------------------------------------------------------------------------------------------------
Balance, May 31, 2005               $8,803     $62,090       $(241)      $28,772   $(3,119)      $96,305
===========================================================================================================

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years ended May 31, 2005, 2004 and 2003

1. Accounting Policies
--------------------------------------------------------------------------------

a. The Company and its Principles of Consolidation

     The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years "2005", "2004" and "2003" refer to the fiscal years ended May 31, 2005, 2004 and 2003, respectively.

b. Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

Sales arrangements with customers:

     The Company's polished diamond and diamond jewelry customers consist primarily of wholesale and retail clients. The Company's rough diamond customers consist primarily of rough diamond cutters. The Company generally ships polished diamond inventory to customers subject to verification of the diamond particulars.

     The Company's policy is to recognize revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed and determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Where the Company acts as a principal in the sales transaction, takes title to the product and has risks and rewards of ownership, the gross value of diamonds invoiced is recorded as sales with the portion of profits allocable to others (where applicable) included in cost of sales.

     Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its diamonds with those of other wholesalers. In such instances, the Company is obligated to share profits it realizes on the sale of such stones. Typically, the participating wholesaler is required to advance funds to the Company equal to their proportional interest in the underlying diamonds.

     The Company has an arrangement with a diamond producer whereby the Company sells certain polished diamonds that are cut and polished in Russia. The risk and rewards of ownership of these diamonds is transferred to the Company upon delivery to the Company of the diamonds in polished form. Generally, upon receipt, the Company pays a negotiated base price and the producer receives an economic interest in future profits associated with the diamonds.

     The Company has a technical cooperation agreement with an entity responsible for the development and marketing of diamonds produced in Angola. Pursuant to this agreement the Company has established a joint buying and rough diamond trading operation. The Company takes title to the diamonds upon acquisition in Angola and assumes responsibility for risk of loss. Sales by the Company are recorded at their gross invoice value. Profits in excess of operating and rough acquisition costs as defined are allocated between parties with such costs classified as cost of sales by the Company.

     The Company's net sales to customers in each of the following regions for the years ended May 31, 2005, 2004 and 2003 are set forth below:

                         ------------------
                         2005   2004   2003
-------------------------------------------
United States             20%    30%    36%
Far East                   9%     9%     9%
Europe, Israel & Other    71%    61%    55%
-------------------------------------------
                         100%   100%   100%
                         ------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2005, 2004 and 2003. Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its rough stones with those of other wholesalers. Under certain circumstances, primarily related to foreign sales, the wholesaler assumes responsibility for billing and collection efforts. While the ultimate sales are made to multiple third parties the resulting accounts receivable are aggregated for purposes of determining concentration of credit risk. One customer accounted for 25.9% and 26.6% of accounts receivable at May 31, 2005 and 2004, respectively.

     Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables.

d. Customer rebates

     From time to time the Company has had arrangements whereby it would rebate to a customer a percentage of certain of its qualifying purchases. The Company characterizes such rebates as a reduction of sales.

e. Cash and cash equivalents

     The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

f. Inventories

     Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using either the first-in, first-out method, or average cost method.

g. Property, plant and equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the shorter of asset lives or lease terms.

h. Asset impairments

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

i. Foreign currency

     All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and the Company recognizes foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan as a component of stockholders' equity in the accompanying balance sheets.

j. Advertising and incentive programs

     The Company participates in cooperative advertising arrangements with customers in order to build brand awareness and product acceptance. Under such an arrangement a customer is eligible to receive an allowance of up to a specified percentage of its purchases from the Company if certain qualitative advertising criteria are met and if specified amounts are spent on qualifying advertising. The Company characterizes as selling, general and administrative expense the consideration it pays to customers for cooperative advertising.

     In addition, the Company offers programs whereby certain sales staff employed by the Company's customers can receive consideration for sales of the Company's products. The Company characterizes as selling, general and administrative expense the consideration it pays to the salesperson.

k. Consideration received from vendors

     Periodically, the Company negotiates agreements with vendors to share certain promotional costs. The Company classifies amounts expended on such promotions as selling general and administrative expense when incurred. Similarly, amounts reimbursed by vendors are characterized as a reduction of selling, general and administrative expense.

     Advertising costs are expensed as incurred and were $2.8, $2.1, and $1.7 million in 2005, 2004 and 2003, respectively.

l. Shipping and handling:

     Shipping and handling costs incurred by the Company to deliver product to customers, $0.3 million in 2005, 2004 and 2003, are classified in the Company's income statement as selling, general and administrative expense.

m. Income taxes

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

n. Earnings/(Loss) per share

     The Company computes basic earnings per share based upon the weighted average number of common shares outstanding, and diluted earnings per share based upon the weighted average number of common shares outstanding including the impact of dilutive stock options.

                                            2005        2004        2003
--------------------------------------------------------------------------
Average number of shares outstanding
   during the period                     8,448,704   8,513,687   8,637,397

Effect of dilutive stock options
                                           204,518      86,267      20,999
--------------------------------------------------------------------------
Average number of shares outstanding
   during the period assuming dilution   8,653,222   8,599,954   8,658,396
==========================================================================

     Antidilutive options of approximately 352,000, 373,000 and 841,000 were not included in the computation of diluted earnings per share, for fiscal 2005, 2004 and 2003 respectively because the exercise price of the options were greater than the average market price of the common shares.

o. Risks and Uncertainties

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

     The Company's business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world's current diamond output is sold by the Diamond Trading Company ("DTC"), the rough diamond sales arm of the De Beers Group. Although the DTC has historically been one of the Company's major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

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

     Further, through its control of a significant portion of the world's diamond output, the DTC could exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of rough or polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

     The Company is currently a DTC Sightholder under the Supplier of Choice Program. The Company believes it is well positioned to benefit from these changes in the DTC approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company's operations.

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

     Pegasus Overseas Ltd. ("POL"), a wholly-owned subsidiary of the Company, has an exclusive agreement expiring in 2009, with a formerly wholly-owned subsidiary of General Electric Company ("GE"), subsequently renamed Diamond Innovations Inc. ("DI"), under which POL markets natural diamonds that have undergone a new high pressure, high temperature (HPHT) process to improve the color of certain qualifying natural gem diamonds without reducing their all-natural content. POL relies upon DI and GE for certain processing, technology and financial support in connection with the preparation and sale of Bellataire'r' HPHT diamonds.

p. Stock Incentive Plans

     The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations. The following disclosures are computed as if the Company recorded compensation expense based on the fair value for stock -based awards or grants.

                                       Year ended May 31,
                                    ------------------------
                                     2005     2004     2003
                                    ------------------------
Net income, as reported             $5,230   $2,399   $1,094
Add: Compensation expense, net of
related taxes                          184       --       --

Deduct: Stock-based employee
compensation expense determined
under fair value method,
net of related tax effects             509      329      367
                                    ------------------------
Proforma net income                 $4,905   $2,070   $  727

Earnings per share as
   reported:
Basic                               $ 0.62   $ 0.28   $ 0.13
Diluted                             $ 0.60   $ 0.28   $ 0.13

Basic and diluted earnings
   pro forma:
Basic                               $ 0.58   $ 0.24   $ 0.08
Diluted                             $ 0.57   $ 0.24   $ 0.08

     In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123 "Share-Based Payment". SFAS No. 123(R) will require the Company to expense stock options. Adoption is required for the annual reporting periods beginning after June 15, 2005. The effect of expensing stock options on the Company's results of operations using the Black-Scholes model is presented in the above table. The pro forma effects presented above may not be representative of the effects on reported net income and earnings per share for future periods since options vest over several years and additional awards may be granted in future periods.

     During 2005 the Company's Stock Option Committee modified the vesting period applicable to certain stock options granted in 2004. The effect of this modification was to accelerate the vesting of options which would have vested on December 15, 2006 to vest on May 31, 2006.

q. Comprehensive Income/(Loss)

     The Company reports "Comprehensive Income/(Loss)" in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income/(loss).

For the years ended May 31, 2005, 2004 and 2003, total comprehensive income was $5.3, $2.4, and $1.0 million, respectively.

r. Other Investments

     The Company has an investment with a carrying value of $0.1 million related to certain mineral rights in Africa.

s. Reclassifications

     Certain prior year amounts have been reclassified to conform to current year presentation.

2. Property, Plant and Equipment
--------------------------------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                     May 31,
                                -----------------
                                  2005      2004
                                -----------------
Land and buildings              $ 1,470   $ 1,445
Leasehold improvements            2,631     2,955
Machinery, tools and
   equipment                      8,017     6,734
Furniture and fixtures            1,337     2,198
Computer hardware, software
   and equipment                  8,027     7,847
-------------------------------------------------
                                 21,482    21,179
Less accumulated depreciation
   and amortization              13,590    13,933
-------------------------------------------------
                                $ 7,892   $ 7,246
                                -----------------

Depreciation and amortization rates:

Buildings                          2 to 3.7%
Leasehold improvements            3.7 to 20%
Machinery, tools and equipment     10 to 25%
Furniture and fixtures             10 to 20%
Computer hardware, software and
equipment                          10 to 33%

     Depreciation expense for 2005, 2004 and 2003 was $1.1, $1.2 and $1.1 million, respectively.

3. Income Taxes
--------------------------------------------------------------------------------

     The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                    May 31,
------------------------------------------------
                                2005      2004
------------------------------------------------
Deferred tax assets:
   Operating loss and other
      carryforwards           $ 7,945   $  9,984
   Other                        1,667      1,568
Deferred tax liabilities:
      Depreciation             (1,533)    (1,184)
------------------------------------------------
                                8,079     10,368
Less: Valuation allowance        (133)      (133)
------------------------------------------------
Net deferred tax assets       $ 7,946   $ 10,235
------------------------------------------------

     The income tax provision is comprised of the following (in thousands):

                             Year ended May 31,
                           ----------------------
                            2005    2004    2003
                           ----------------------
Current:
Federal                    $   98   $  4   $   68
State and local               117    165      201
Foreign                       136     46       40
-------------------------------------------------
                              351    215      309
Deferred:
Federal, state and local    2,289    659      881
-------------------------------------------------
                           $2,640   $874   $1,190
-------------------------------------------------

     Income before income taxes and cumulative effect of change in accounting principle from the Company's domestic and foreign operations (in thousands):

              Year ended May 31,
-----------------------------------
            2005     2004     2003
-----------------------------------
Domestic   $6,008   $1,951   $2,523
Foreign     1,862    1,322      733
-----------------------------------
           $7,870   $3,273   $3,256
-----------------------------------

     The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

----------------------------------------------------------
                                   2005     2004     2003
----------------------------------------------------------
Tax provision / (benefit) at
   statutory rate                 $2,676   $1,113   $1,107
(Decrease) / increase in
   taxes resulting from:
   Differential attributable to
      foreign operations            (497)    (403)    (209)
   State and local taxes,
      net of Federal benefit         443      146      274
   Permanent items                    18       18       18
----------------------------------------------------------
Tax provision                     $2,640   $  874   $1,190
----------------------------------------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

          Net
       Operating
Year    Losses
----------------
2019      9,858
2020        298
2021        120
2022     10,209
---------------
        $20,485
---------------

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $10.6 million each, expiring from 2014 through 2017. The Company has Puerto Rico net operating loss carryforwards of approximately $1.8 million expiring from 2008 through 2010.

4. Accounts Payable and Other Current Liabilities
--------------------------------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                       2005      2004
--------------------------------------
Accounts payable     $ 8,040   $ 7,191
Advances and other    62,065    34,199
Accrued expenses       7,136     5,287
--------------------------------------
                     $77,241   $46,677
--------------------------------------

     Advances and other, primarily relating to the purchase, manufacture and sale of inventory, includes $40.4 million and $21.6 million payable to two parties for 2005. For 2004, $20.8 million and $13.4 million was payable to two parties.

5. Lines of Credit
--------------------------------------------------------------------------------

     The Company has a $15.0 million and a $25.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2005 and 2004, the balance outstanding under both lines was $14.5 million and $16.9 million, respectively. Borrowings under these lines are available for the Company's working capital requirements and are payable on demand. In July 2005 the combined amount available under these lines was increased to $45.0 million.

     The Company has a long-term unsecured, revolving loan agreement. The agreement provides that the Company may borrow up to $35.0 million (including up to $1.0 million under letters of credit) in the aggregate through December 1, 2006. The loan term may be extended in one year increments commencing November 30, 2005, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2005 and 2004, the balance outstanding under this facility was $33.0 million and $20.0 million, respectively. In July 2005 the maximum amount available under this agreement was increased to $45.0 million. In addition, at May 31, 2005 outstanding letters of credit under this facility amounted to $0.7 million.

     During 2004, the Company entered into an additional long-term unsecured, revolving loan agreement with a bank under which it may borrow up to $30.0 million in the aggregate through December 1, 2006. The loan term may be extended in one year increments commencing November 30, 2005, subject to the consent of the bank. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or
(b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. Borrowings under this loan agreement amounted to $29.2 million at May 31, 2005.

     A subsidiary of the Company maintains a loan facility which enables it to borrow up to 550 million Japanese yen (approximately $5.0 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2006. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2004, the balance outstanding under this facility was $4.7 million U.S. dollars. There were no borrowings under this facility at May 31, 2005.

     The weighted average interest rate for all outstanding borrowings under the Company's credit facilities was 4.50% at May 31, 2005.

     Long-term debt of $60.0 million outstanding at May 31, 2005 is scheduled to be repaid in the fiscal year ended May 31, 2007. The Company was in compliance with its debt covenants at May 31, 2005.

     The Company's long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lock box whereby remittances from the Company's customers reduce the debt outstanding.

6. Cumulative Effect of Change in Method of Accounting for Goodwill and Other Intangible Assets
--------------------------------------------------------------------------------

     On June 1, 2002 the Company adopted Financial Accounting Standards Board Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). As a result, the Company ceased amortization of goodwill and other indefinite lived intangible assets. Under the transition provision of Statement 142 the Company completed its evaluation of goodwill and indefinite lived assets during the quarter ended November 30, 2002, using a discounted cash flow methodology. As a result of testing goodwill impairment in accordance with Statement 142, as of June 1, 2002, the Company recorded a non-cash charge of approximately $1.5 million ($1.0 million after tax, or $0.11 per share), which has been reported under the caption "Cumulative Effect of a Change in Accounting Principle". The charge relates to the Company's operations in Japan (Far East Segment).

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

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

                          ---------------------------
                            2005      2004      2003
                          ---------------------------
Risk-free interest rate      3.85%     2.50%     2.50%
Expected option life      5 years   5 years   5 years
Expected volatility         30.30%    39.60%    39.60%
Expected dividends
   per share               $   --    $   --     $  --
Weighted average
   estimated fair
   value per share
   of options granted
   at market price         $ 3.09    $ 2.96     $2.15
Weighted average
   estimated fair
   value per share
   of options granted
   above market price      $ 2.48    $ 2.49     $1.94

     As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for 2005, 2004 and 2003 may not be indicative of future years.

     A summary of the Plans' activity for each of the three years in the period ended May 31, 2005 is as follows:

                                                                Weighted
                              Number of                      average price
                                shares      Option Price       per share
                              --------------------------------------------
Outstanding - May 31, 2002    1,011,700   $4.350 - $14.750       $8.537
Options expired/cancelled       (88,950)  $5.000 - $14.750       $9.523
Options issued                  104,500   $5.480 - $ 5.480       $5.480
Options exercised               (14,833)  $5.000 - $ 7.000       $6.150
--------------------------------------------------------------------------
Outstanding - May 31, 2003    1,012,417   $4.350 - $14.750       $8.174
Options expired/cancelled       (56,600)  $5.000 - $14.750       $8.230
Options issued                  208,000   $7.000 - $ 8.800       $8.310
Options exercised                (5,134)  $5.125 - $ 6.375       $5.650
--------------------------------------------------------------------------
Outstanding - May 31, 2004    1,158,683   $4.350 - $14.750       $8.208
Options expired/cancelled        (9,300)  $5.000 - $14.750       $7.720
Options issued                  360,000   $7.770 - $10.560       $9.310
Options exercised              (169,265)  $4.350 - $10.375       $6.700
--------------------------------------------------------------------------
Outstanding - May 31, 2005    1,340,118   $5.000 - $14.750       $8.697
--------------------------------------------------------------------------
Exercisable options             966,784
---------------------------------------

     In 2005, the Company had cashless exercise of certain options that generated a compensation expense of $0.3 million.

     The following table summarizes information about stock options at May 31, 2005:

           Outstanding Stock Options
------------------------------------------------------
                                Weighted                   Exercisable stock options
                                average       Weighted     -------------------------
                               remaining      average                   Weighted
                              contractual     exercise                   average
 Range of prices     Shares      life          price       Shares    exercise price
------------------------------------------------------     -------------------------
$ 5.000 - $ 6.600   339,617       5.03        $ 5.75       308,951       $ 5.76
$ 7.000 - $ 8.800   498,701       5.97        $ 7.80       316,035       $ 7.69
$ 9.000 - $11.412   343,300       6.01        $10.13       183,298       $10.17
$14.750             158,500       1.85        $14.75       158,500       $14.75
------------------------------------------------------------------------------------

8. Commitments and Contingencies
--------------------------------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2005 (in thousands):

             Operating
   Year        Leases
----------------------
      2006    $  905
      2007       715
      2008       739
      2009       615
      2010       599
Thereafter     6,190
              ------
              $9,763
              ------

     In June 2003, the Company entered into a lease for office space which serves as its corporate headquarters. The term of the lease is through September 30, 2019 at an average annual base rental rate of approximately $0.6 million per year.

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2005, 2004, and 2003 was approximately, $0.9 million, $0.8 million and $0.6 million respectively.

As of May 31, 2005 approximately $17.6 million of POL inventory is subject to a security interest by a third party.

     The Company has been apprised of the filing of a lawsuit alleging, among other things, restraint of trade entitled "W.B. David & Co., Inc. plaintiff, against De Beers Centenary A. G. , et al., defendants." United States District Court, Southern District of New York, in which approximately 100 individuals and entities, including De Beers Centenary A. G. , certain of its principals and allegedly related companies, and various "sightholders" of De Beers, including the Company, are named as defendants. The Company has not been served and does not know if it will be served in this matter. If the Company is served it will deny all allegations of wrongdoing and vigorously contest the lawsuit.

9. Profit Sharing Plan
--------------------------------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3.5 million. The Company anticipates making a matching contribution for the 2005 plan year of $0.1 million. The Company did not make a matching contribution during 2004 or 2003.

10. Geographic Segment Information
--------------------------------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and cumulative effect of change in accounting principles for each of the three years in the period ended May 31, 2005 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                           North                             Far       Elimi-    Consoli-
                                          America     Europe     Africa      East     nations      dated
---------------------------------------------------------------------------------------------------------
Year ended May 31, 2005

   Net sales to unaffiliated customers    $108,378   $295,743   $     --   $17,290   $      --   $421,411
   Transfers between geographic areas      167,634      1,501    113,610        45    (282,790)        --
                                         ----------------------------------------------------------------
Total revenue                             $276,012   $297,244   $113,610   $17,335   $(282,790)  $421,411
                                         ----------------------------------------------------------------
Gross profit                              $ 28,189   $  2,601   $   (931)  $ 4,818   $      57   $ 34,734
                                         ----------------------------------------------------------------
Income/(loss) before income taxes         $  8,175   $    365   $ (1,231)  $   504   $      57   $  7,870
                                         ----------------------------------------------------------------
Identifiable assets at May 31, 2005       $153,640   $ 59,096   $ 29,964   $ 7,654   $     (70)  $250,284
=========================================================================================================

Year ended May 31, 2004

   Net sales to unaffiliated customers    $ 95,558   $125,788   $     --   $14,429   $      --   $235,775
   Transfers between geographic areas       40,260      1,459         --        --     (41,719)        --
                                         ----------------------------------------------------------------
Total revenue                             $135,818   $127,247   $     --   $14,429   $ (41,719)  $235,775
                                         ----------------------------------------------------------------
Gross profit                              $ 21,692   $  1,735   $   (555)  $ 3,334   $     (62)  $ 26,144
                                         ----------------------------------------------------------------
Income/(loss) before income taxes         $  5,065   $    109   $ (1,333)  $  (506)  $     (62)  $  3,273
                                         ----------------------------------------------------------------
Identifiable assets at May 31, 2004       $163,955   $  6,975   $    729   $ 9,180   $    (127)  $180,712
=========================================================================================================

Year ended May 31, 2003

   Net sales to unaffiliated customers    $102,192   $ 89,439   $     --   $11,528   $      --   $203,159
   Transfers between geographic areas       29,577        547         --        --     (30,124)        --
                                         ----------------------------------------------------------------
Total revenue                             $131,769   $ 89,986   $     --   $11,528   $ (30,124)  $203,159
                                         ----------------------------------------------------------------
Gross profit                              $ 19,586   $  1,384   $   (329)  $ 2,517   $      --   $ 23,158
                                         ----------------------------------------------------------------
Income/(loss) before income taxes and
   cumulative effect of change in
   accounting principle                   $  4,069   $     63   $   (526)  $  (350)  $      --   $  3,256
                                         ----------------------------------------------------------------
Identifiable assets at May 31, 2003       $142,217   $  4,629   $  6,626   $ 7,004   $     (65)  $160,411
=========================================================================================================

Revenue and gross profit for each of the three years in the period ended May 31, 2005 classified by product were as follows (in thousands):

                          Polished     Rough      Total
--------------------------------------------------------
Year ended May 31, 2005
Net sales                 $156,904   $264,507   $421,411
                          ------------------------------
Gross profit              $ 25,480   $  9,254   $ 34,734
========================================================
Year ended May 31, 2004
Net sales                 $142,672   $ 93,103   $235,775
                          ------------------------------
Gross profit              $ 21,854   $  4,290   $ 26,144
========================================================
Year ended May 31, 2003
Net sales                 $135,025   $ 68,134   $203,159
                          ------------------------------
Gross profit              $ 20,507   $  2,651   $ 23,158
========================================================

11. Sale of Common Stock
--------------------------------------------------------------------------------

     During 2005 and 2004 the Company purchased 197,273 and 30,000 shares, respectively, of its common stock which was shown as a reduction of stockholders' equity.

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

     A member of the Company's Board of Directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2005, 2004 and 2003 were $0.5, $0.5 and $0.2 million, respectively.

     During 2005 the Company sold approximately $1.7 million of jewelry to a relative of a non-employee member of the Company's Board of Directors. During 2004 and 2003 the Company sold approximately $0.1 and $1.3 million, respectively, of jewelry to a non-employee member of the Company's Board of Directors.

13. Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

     The following is a summary of the results of operations for the years ended May 31, 2005 and 2004 (in thousands, except per share data):

------------------------------------------------------------------------------
                                        FIRST     SECOND     THIRD     FOURTH
------------------------------------------------------------------------------
2005
Net sales                              $78,307   $93,201   $120,013   $129,890
Gross profit                           $ 9,891   $ 8,066   $  7,809   $  8,968
Net income                             $ 2,507   $ 1,061   $  1,080   $    582
Basic earnings per share               $  0.30   $  0.13   $   0.13   $   0.07
Diluted earnings per share             $  0.29   $  0.12   $   0.12   $   0.07

2004
Net sales                              $54,108   $52,390   $ 64,800   $ 64,477
Gross profit                           $ 6,118   $ 5,557   $  7,149   $  7,320
Net income                             $   367   $   110   $    753   $  1,169
Basic and diluted earnings per share   $  0.04   $  0.01   $   0.09   $   0.14

           Report of Independent Registered Public Accounting Firm

Board of Directors
Lazare Kaplan International Inc.
New York, NY


We have audited the accompanying consolidated balance sheet of Lazare Kaplan International Inc. as of May 31, 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonsable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examinaing, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lazare Kaplan International Inc. at May 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



BDO Seidman, LLP

New York, NY
August 11, 2005

             Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Lazare Kaplan International Inc.

     We have audited the accompanying consolidated balance sheet of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2004 and the consolidated results of their operations and their cash flows for each of the two years in the period ended May 31, 2004 in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 6 to the consolidated financial statements, on June 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets".

                                        /s/ Ernst & Young, LLP

New York, New York
August 19, 2004

                              Corporate Information

Corporate Headquarters     Directors and Officers       Registrar and Transfer Agent
----------------------     ----------------------       ----------------------------
19 West 44th Street        Maurice Tempelsman           Mellon Investor Services
New York, New York 10036   Director;                    44 Wall Street
Telephone (212) 972-9700   Chairman of the Board        6th Floor
                                                        New York, NY 10005
                           Leon Tempelsman
                           Director;                    Counsel
                           Vice Chairman of the Board
                           and President                Warshaw Burstein Cohen
                                                        Schlesinger & Kuh, LLP
                           Lucien Burstein              555 Fifth Avenue
                           Director;                    New York, New York 10017
                           Secretary
                           Of Counsel                   Registered Public Accounting Firm
                           Warshaw Burstein Cohen
                           Schlesinger & Kuh, LLP       BDO Seidman, LLP
                           (attorneys)                  330 Madison Avenue
                                                        New York, New York 10017
                           Myer Feldman
                           Director;
                           Attorney,
                           self-employed

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