Form 10-K, Exhibit 13
period 2006-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2006-08-24
CIK 202375

                        LAZARE KAPLAN INTERNATIONAL INC.

                                      2006
                                  ANNUAL REPORT

               Lazare Kaplan International Inc. 2006 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name "Lazare Diamonds(R)" Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond's natural brilliance, sparkle and fire. In addition, Lazare Kaplan also cuts and polishes fine make (non-ideal) commercial diamonds and high pressure, high temperature
(HPHT) processed diamonds sold under the Bellataire(R) diamonds brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

                             American Stock Exchange

  The Company's common stock is traded on the American Stock Exchange under the ticker symbol LKI.

                                    Form 10-K

Upon written request, a copy of the Company's Form 10-K Annual Report without exhibits for the year ended May 31, 2006 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Ned Cochrane, Lazare Kaplan International Inc., 19 West 44th Street, New York, New York 10036.

                                 Annual Meeting
                                November 10, 2006
                                     10 A.M.
                                  Sofitel Hotel
                               45 West 44th Street
                          Second floor, Trocadero Room
                            New York, New York 10036

                 Market Prices of Common Stock by Fiscal Quarter

                                                       Fiscal 2006
                                                     ---------------
                                                      High      Low
                                                     ------   ------
            First ................................   $11.65   $ 8.55
            Second ...............................    10.95     8.12
            Third ................................     8.95     7.40
            Fourth ...............................     8.79     7.58

                                                       Fiscal 2005
                                                     ---------------
                                                      High      Low
                                                     ------   ------
            First ................................   $ 8.89   $ 7.25
            Second ...............................    10.40     6.95
            Third ................................    10.98     8.85
            Fourth ...............................    12.55     7.51

As of July 31, 2006 there were 1,716 stockholders of record of the 8,197,134 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,342,915 shares of common stock as nominees for an undisclosed number of beneficial holders.

To Our Shareholders:

       The Company's revenue in fiscal year 2006 was $528,045,000 compared to $421,411,000 in fiscal 2005. Net profit was $1,528,000 in fiscal year 2006 compared to $5,230,000 in fiscal 2005.

       2006 was a challenging year for the Company as well as for the industry as a whole. The changes in the macroeconomic environment, brought about by the decision of the Federal Reserve Bank and other Central Bankers to gradually shift from a stimulative accommodating monetary policy and low interest rates to a more restrictive posture draining liquidity and raising interest rates, had its impact on discretionary spending by consumers, dampening their spending patterns and their willingness to incur further debt. This resulted in more conservative buying and restocking by our jeweler customers, as well as industry-wide liquidity issues that require careful and prudent attention from the Company's management.

       In last year's letter to shareholders we pointed out that while the structural transformation of the diamond industry from its historic supply-driven anchor to an increasingly demand-driven business - including the elimination of the buffer stock regulator and the consequent increase in price volatility - was progressing well - in fact, better than expected - the new dispensation taking its place had yet to be tested by a cyclical downturn and its consequences. While the downturn the industry is now feeling was not entirely unexpected, as it is part and parcel of the normal business cycle, it is putting structural strains as well as cyclical strains on the industry. Pressures previously masked by the benign macroeconomic environment of the last several years that is coming to an end are now becoming apparent. So far these structural strains primarily have manifested themselves in the downstream manufacturing and distribution segments of the pipeline. For some time now, these segments have suffered from inadequate operating margins and excessive leverage. While this reality is painful to the companies operating in those segments, a dysfunctional pipeline will in time affect the other segments of the business. Although the structural issues are more fundamental in nature the immediate triggering events were a series of unjustified and excessive price increases by rough diamond producers driven by cyclical euphoria that could not be translated into higher prices for polished diamonds and an exceptionally accommodating lending policy by banks financing the industry pipeline. As the present situation is unsustainable it is bound to self-correct or require important structural industry-wide adjustments. All the industry's stakeholders, i.e., producing countries, mining companies, and banking institutions that finance the pipeline as well as the manufacturing segments have a vital stake in how and over what period of time the corrective measures play out. The Company views these challenging times as a welcome opportunity to recalibrate industry structures and business plans to better deal with future opportunities. In summary, the Company is navigating with care and prudence through the shoals exposed by this cyclical downturn, while it vigorously pursues and builds on upstream and downstream opportunities aligned with our vision of how the industry restructuring will eventually evolve.

       The Company continues to receive high marks as a Diamond Trading Company
(DTC) sightholder. As the measurement criteria are aligned with the Company's historic commitment to global downstream marketing, branding, quality service, strong balance sheet, best practices and transparency, the Company continues to receive a high ranking under the DTC's Supplier of Choice (SOC) program. The Company expects that the SOC program will have to be recalibrated to reflect the industry wide structural strains, including the changing relationships between the major producing countries of Botswana, Namibia and South Africa with the London based DTC, to reflect the more vigorous implementation by these producing countries of their policies on local beneficiation and employment, as well as their desire for greater input on how these depleting natural resources are developed and on the benefits that these countries derive from them. The Company is well positioned in these countries to participate in and to contribute constructively to the evolution of these developments.

       The Government of Botswana has granted the Company one of several licenses it recently issued for setting up cutting and polishing factories in that country. The issuance of the license was based on a viable multi-year business plan submitted to and approved by the Government. The Company is in the process of setting up local management - it has selected retired Ambassador Alfred Dube as its Managing Director, - acquiring suitable land in the capital city of Gaborone and drawing up the plans for construction of a state-of-the-art facility. The Company is aligning the implementation of its investment, manufacturing and marketing policies with the publicly stated objectives of Botswana, - the world largest and lowest cost rough diamond producer - to enhance local beneficiation and, in time, to become the center of gravity for the diamond industry.

       Good progress continues to be made in implementing the Company's Cooperation Agreement with NamGem - Namibia's flagship cutting and polishing plant. The transfer of technical and marketing skills is proceeding apace, and the trained professional workforce under the effective leadership of a well-qualified Namibian Managing Director, Eliphas Hawala, is successfully polishing increasingly larger sizes of diamonds to LKI's demanding quality standards. In conjunction with the terms of the $25 million financing facility now in the final stages of negotiations with the US Government's Overseas Private Investment Corporation (OPIC), the Company is in the process of securing a long-term supply commitment for suitable rough for NamGem. Under the terms of its Cooperation Agreement with NamGem, the Company has the option to acquire an equity holding in NamGem and notice to that effect has been given to the existing shareholders. The Company is also giving serious consideration to an expansion of the existing facility - a decision that is linked to commitment of rough diamond supplies adequate to justify the investment. The Company is contemplating the creation and marketing of high quality Namibian brand diamonds, if and when the sourcing of appropriate rough diamonds makes such a project possible. The Government of Namibia has been, and continues to be, very supportive of the Company's initiatives, as their prompt and successful implementation is closely aligned with the Namibian Government's development and employment policies.

       In South Africa, the agreement with Nozala Investments (Pty.), a broadly based women's empowerment investment group, is successfully being implemented under the leadership of its South African Managing Director, Ms. Noluthando Poswa, and with effective technical and marketing support from the Company. Nozala is now regularly cutting and polishing large-size rough diamonds (+10.8 carat and larger) to world-class standards. Nozala is in discussion with the Government of South Africa and with its rough suppliers on expansion of its operation. An apprentice training program is now in place to prepare for this planned expansion.

       Following several years of peace, and with the stimulus of higher oil prices, the Angolan economy is now growing at a rapid rate. Much remains to be done, but there are visible signs of economic, social and infrastructure development taking place in Angola. This is a welcome development, and the Company's in-country activities are growing in scope and importance. They are widening from our initial Technical Assistance Contract with Sodiam, - the Angolan Government parastatal legally responsible for marketing Angolan rough diamonds, - calling for staffing and operating of buying stations and marketing of a portion of the diamonds produced in the informal sector, to participation in ventures marketing diamonds produced by the Angolan formal sector and seeking to secure exploration and mining rights for attractive Kimberlitic prospects.
In addition to these direct investments in the diamond sector of the economy, the Company is making a substantial investment in Angola's post-war reconstruction efforts. The Company has taken the lead with US AID and F.A.S.
(a self-standing, not for profit organization funded by the World Bank) in organizing and funding a multi-year social responsibility program in Lunda Norte. The work of this consortium will be managed in a transparent and hands-on manner by a competent N.G.O. familiar with the area, after consultation with the local population and the Angolan authorities. The selected projects will focus on reconstruction and on improving the quality of life of the people in Lunda Norte.

       The Company's operations in Russia, under existing long-term agreement with A.K. Alrosa, that country's primary diamond producer, continue to be successfully implemented. With the decision by the Government of the Russian Federation to increase its shareholding in AK Alrosa to a majority stake, the termination over the next few years at the behest of the European Competition Authority of the A.K. Alrosa-DeBeers rough diamond marketing agreement, and the pending legislation liberalizing the Russian diamond business, the Company expects to see changes in the way Russia - the world's second largest rough diamond producer - comes to market with its considerable diamond production. At the appropriate time and level the Company expects to review and explore the opportunities that these changes present, taking into account and building on the successful track record the Company has developed with A.K. Alrosa over the last decade.

       The Company expects that several, if not all, of the projects in various stages of implementation will qualify for financing under the Framework Agreement the Company signed with The Overseas Private Investment Corporation
(OPIC) for financing diamond beneficiation and mining projects in Angola, Botswana, Namibia, Russia and South Africa.

       In order to be in a position to benefit from these developments, the Company continues to enhance and build its rough trading capacity and relationships. As this year's performance indicate rough diamond trading is an increasingly important self-standing profit center, as well as an optimization regulator for the rough diamonds the Company selects for production in its various cutting and polishing operations.

       In order to vigorously pursue greater market share for its premium quality product the "Lazare Diamond, The World's Most Beautiful Diamond(R)," as well as the high quality commercial diamonds now part of the Company's broader product offering, the Company continues to strengthen and deploy management resources to focus on a robust hands-on campaign to improve relationships with existing customers by adding value to our offering, to develop and nurture new markets domestically and overseas, and to improve the quality and relevance to our customers of our extensive inventory as well as to improve inventory turns and overall productivity. Although the present downturn presents operating challenges that, in all likelihood will be with us for some time, improvements in many areas of the Company's performance and enhanced productivity are noticeable, and the Company will continue to drive these measures as hard as possible.

       While continuing to pursue the strategic opportunities outlined at the outset of this message, management remains focused on its short-term operations and seeks to improve operating margins, control expenses and achieve a better return on capital employed. The industry's liquidity problems also call for vigilant attention, and the Company will continue to manage credit, accounts receivable and consignment exposures with prudent conservatism.

       The Company has rationalized and simplified its jewelry offering in the United States and abroad. The Company expects to drive that segment of the business, as well as accelerate the rollout of LKI boutiques and self-standing stores - an initiative that has shown considerable success, particularly in Southeast Asia.

       The Company is implementing its agreement with LJ Superabrasives Holdings Inc. (who in 2004 acquired an interest in Bellataire(R) operations from General Electric Company). Progress is being made in the management and marketing areas while further work needs to be done to augment the sourcing of suitable material.

       Over many years the Company has made many important scientific and technical discoveries, on its own and with others, that have commercial application in different areas of the diamond and diamond-related industries. At a time when national and corporate comparative advantage is increasingly knowledge based, the Company views its patent portfolio as a valuable asset of its shareholders. To protect this asset, the Company recently commenced legal action against Photoscribe Technologies Inc. for what it believes are infringements of the Company's patents for diamond laser inscription. The Company is determined to pursue its case vigorously in the courts and to seek legally enforceable remedies against Photoscribe and others that are infringing on what the Company believes to be its intellectual property.

       The Company's manufacturing facility in Puerto Rico, recently refurbished and re-equipped with the latest state-of-the-art technology, continues to take the lead in precision diamond polishing that distinguishes the "Lazare Diamond, The World's Most Beautiful Diamond(R)" from other diamonds. The Puerto Rico facility and its skilled professional staff also continue to provide the reservoir of human resources required to implement the expanding number of manufacturing facilities in Russia, Namibia and other diamond producing countries.

       In line with the policies of transparency required of publicly listed corporations and the new legislation, regulations and practices applicable to the diamond industry, the Management of the Company spends considerable time and resources on compliance to ensure that best practices are built into the way it does business. An internal review process is in place, reinforced by regular educational seminars, and a full-time compliance officer ensures that everyone employed by the Company is sensitive to these requirements and that they are reflected in how and with whom the Company does business. The Company's activities are in compliance with the Kimberley Process Certification Scheme, the World Diamond Council's System of Warranties and the provisions of the USA Patriot Act. As a founding member of the UN Global Compact, it adheres to the GC's ten governing principles. It is also the Company's policy to encourage its management and employees to participate in social and development activities that benefit broader society in the countries where it operates.

       We greatly value the dedication, professionalism and hard work of our employees in the many countries in which we do business. We respect and appreciate all you do and how you do it.

/S/Maurice Tempelsman                              /S/Leon Tempelsman

Maurice Tempelsman                                 Leon Tempelsman
Chairman of the Board                              Vice Chairman of the Board

                             Selected Financial Data

----------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)            2006        2005        2004        2003          2002
----------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 528,045   $ 421,411   $ 235,775   $ 203,159     $ 189,548
----------------------------------------------------------------------------------------------------------------------

Income/(loss) before income tax provision/(benefit)
   and cumulative effect of change in accounting
   principle                                            $     766   $   7,870   $   3,273   $   3,256     $  (1,842)
----------------------------------------------------------------------------------------------------------------------

Income/(loss) before cumulative effect of change
   in accounting principle                              $     766   $   7,870   $   2,399   $   2,066     $  (1,226)
----------------------------------------------------------------------------------------------------------------------

Net income/(loss)                                       $   1,528   $   5,230   $   2,399   $   1,094 (2) $  (1,226)
----------------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share before cumulative
   effect of change in accounting principle (based on
   the weighted average number of shares)               $    0.18   $    0.62   $    0.28   $    0.24     $   (0.16)
----------------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share (based on
   weighted average number of shares)                   $    0.18   $    0.62   $    0.28   $    0.13     $   (0.16)
----------------------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share before cumulative
   effect of change in accounting principle (based on
   the weighted average number of shares)               $    0.18   $    0.60   $    0.28   $    0.24     $   (0.16)
----------------------------------------------------------------------------------------------------------------------

Diluted earnings/(loss) per share (based on
   the weighted average number of shares)               $    0.18   $    0.60   $    0.28   $    0.13     $   (0.16)
----------------------------------------------------------------------------------------------------------------------
At May 31:
Total assets                                            $ 263,712   $ 250,284   $ 180,712   $ 160,411     $ 147,987
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                          $  64,176   $  60,000   $  34,726   $  16,756     $  12,089
----------------------------------------------------------------------------------------------------------------------
Working capital                                         $ 143,724   $ 141,556   $ 110,599   $  90,175     $  83,457
----------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                    $  95,796   $  96,305   $  92,416   $  90,207     $ 90,106 (1)
----------------------------------------------------------------------------------------------------------------------

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

(1) Reflects the effect of the private sale of 1,305,000 shares of common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares. Proceeds from the sale were approximately $11.5 million (net of costs).

(2) Includes $1.0 million (net of tax) charge for the cumulative effect of a change in accounting principle.

                      Management's Discussion and Analysis

      This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1--"Description of Business", and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2006. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

      This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years "2006", "2005" and "2004" refer to the fiscal years ended May 31, 2006, 2005 and 2004, respectively.

Overview

      The Company is engaged in the cutting, polishing and selling of ideally proportioned diamonds which it markets internationally under the brand name "Lazare Diamonds(R)". Ideally proportioned diamonds are distinguished from non-ideal cut ("commercial") diamonds by the symmetrical relationship of their facets, which optimize the balance of brilliance, sparkle and fire in a polished diamond. The Company's domestic manufacturing facility, located in Puerto Rico, is believed by the Company to be the largest diamond cutting facility in the United States. In addition, through various cooperative agreements, the Company cuts and polishes commercial diamonds which it markets to wholesalers, distributors and retail jewelers. Rough stones purchased by the Company are either selected for manufacturing or resold as rough diamonds in the marketplace.

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

      The Company has a technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with Sociedade de Comercializacao de Diamantes de Angola SARL ("SODIAM"), the government entity responsible for development and marketing of diamonds produced in Angola. Informal sector rough diamond buying from this operation commenced during the first fiscal quarter of 2005. During the third fiscal quarter of 2006 the Company's rough buying operations expanded to include buying in the Angolan formal sector. The Company is currently negotiating a further expansion and restructuring of its Angolan operations to include exploration, development and distribution through various joint ventures.

      The Company has an agreement with AK ALROSA of Russia, which is the largest producer of rough diamonds in Russia. Under the terms of this agreement, the Company sells polished diamonds that are cut in facilities jointly managed and supervised by the Company and ALROSA personnel. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA.

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

      In November of 2004 the Company signed an agreement with Nozala Investments (Pty) Ltd., a broadly based women's empowerment investment group, for cooperation in South Africa's diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government's recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector's contribution to economic development. Cutting and polishing activities which concentrate on local sources of rough diamond supply commenced during the third fiscal quarter of 2006.

      In February 2006, Lazare Kaplan Botswana (Pty) Ltd., a wholly owned subsidiary, was granted a license from the Government of Botswana to cut and polish diamonds in that country.

      Through February 2009, the Company's wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") has an exclusive agreement with Diamond Innovations Inc. ("DI") under which POL will market natural diamonds that have undergone a high pressure, high temperature (HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. POL sells diamonds that have undergone the HPHT process under the Bellataire(R) brand name.

      In November 2005, the Company (including certain of its subsidiaries) amended certain terms of its agreement with DI relating to the sourcing, manufacture and marketing of Bellataire diamonds. The amendment and related agreements seek to increase the sales and profitability of Bellataire diamonds by more closely aligning the economic interests of the parties through shared management of product sourcing, manufacturing and marketing as well as the sharing of related costs.

      While the Company believes that its success in maintaining quantities and qualities of polished inventory that best meet its customers' needs is achieved through its ability to fully integrate its diverse rough and polished diamond sources, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on the Company.

Results of Operations

2006 Compared to 2005

Net Sales

      Net sales in 2006 of $528.0 million were $106.6 million or 25% higher than net sales in 2005.

      Polished diamond revenues in 2006 were $149.8 million, as compared to $156.9 million in 2005. This decrease reflects lower sales of branded diamonds partially offset by increased sales of fine cut commercial diamonds. Factors leading to the decrease in polished sales include an overall slowing of the U.S. economy, liquidity concerns throughout the diamond and jewelry distribution chain, reluctance on the part of U.S. retailers to take stock positions prior to the start of the 2006 holiday season, and market resistance to price increases the Company seeks to pass through to customers.

      Rough diamond sales in 2006 were $378.2 million, an increase of $113.8 million over 2005. The increase in rough diamond sales is primarily related to an increase in the Company's Angolan rough buying and trading operations. This increase also reflects an increase in the supply of rough diamonds made available to the Company by other rough diamond producers.

Gross Profit

      During 2006 gross margin on net polished sales was 13.8% compared to 16.2% in 2005. The decrease in polished gross margin reflects a shift in sales mix toward lower margin fine cut commercial diamonds, and sales incentives offered to liquidate slower moving commercial diamond inventory compared to the prior year.

      Rough gross margin during 2006 was 2.4% compared to 3.5% in the prior year. The decrease in rough gross margin percentage reflects increased rough costs and associated fees charged by diamond producers at a time of excess supply and soft demand from diamond manufacturers.

      As a result of the foregoing, overall gross margin percentage during 2006 was 5.7% compared to 8.2% in 2005.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses for 2006 were $24.8 million, as compared to $24.5 million for 2005. The increase for 2006 reflects legal, consulting and other costs associated with the negotiation and implementation of sourcing and manufacturing operations in Southern Africa. Additionally, the increase in costs reflects expenses incurred in connection with the renegotiation of certain agreements relating to the manufacture and distribution of Bellataire diamonds and the settlement of certain third party obligations related thereto. Amounts expensed are net of $1.5 million which a third party has agreed to pay the Company in connection therewith.

Interest Expense

      Interest expense for 2006 was $3.8 million, as compared to $2.4 million for 2005. This increase primarily reflects increased levels of borrowing and higher interest rates during 2006. Increased borrowings during 2006 primarily related to the expansion of rough sourcing in Angola and cutting and polishing operations in Namibia.

Equity in (income) / loss of joint ventures

      During 2006 the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. The Company's share of initial operations aggregated a loss of approximately $0.5 million.

Income Tax

      The Company's 2006 income tax benefit reflects its ability to carryforward certain operating losses for U.S. income tax purposes, offset in part by tax expense attributable to the repatriation of certain previously untaxed accumulated foreign earnings. The tax provision for 2005 generally approximated the U.S. statutory federal income tax rate.

Earnings Per Share

      Basic and fully diluted earnings per share for 2006 were each $0.18. Basic and fully diluted earnings per share for 2005 were $0.62 and $0.60, respectively. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

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

Earnings Per Share

      Basic and fully diluted earnings per share for 2005 were $0.62 and $0.60, respectively. During 2004 basic and fully diluted earnings per share were each $0.28. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

New Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting

Standards (SFAS) No. 123 "Share-Based Payment". SFAS No. 123(R) will require the Company to expense stock options. Adoption is required for the annual reporting periods beginning after June 15, 2005.

      In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective as of the beginning of the Company's fiscal year 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of FIN 48 on its financial position, results of operations and cash flows.

Foreign Operations

      International business represents a major portion of the Company's revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company's foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company's subsidiary, Lazare Kaplan Japan Inc., which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2006 and 2005, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(425,000) and $(241,000) respectively, which are shown as a component of stockholders' equity in the accompanying balance sheets.

Liquidity--Capital Resources

      The Company used $33.7 million and $22.5 million of cash flow from operations in 2006 and 2005, respectively. The Company's usage of cash flow from operations, funded by an increase in borrowings, was primarily used to expand inventory sourcing and support increased sales volume.

      The Company's working capital at May 31, 2006, 2005 and 2004 was $143.7 million, $141.6 million and $110.6 million, respectively. The increase in working capital primarily reflects funding of increased current assets with the proceeds of debt classified as long-term.

      Fixed asset additions of $1.8 million in 2006 and 2005 primarily reflect the expansion and upgrading of manufacturing facilities.

      The Company has a long-term unsecured revolving loan agreement. The agreement provides that the Company may borrow up to $45.0 million (including up to $1.0 million under letters of credit, $0.7 million issued at May 31, 2006) in the aggregate through December 1, 2007. The loan term may be extended in one-year increments commencing November 30, 2006, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for the Company's working capital needs. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, and (b) limitation on other borrowing levels, investments, capital expenditures, dividends and the repurchase of treasury shares. As of May 31, 2006 and 2005, the balance outstanding under this facility was $38.0 million and $33.0 million, respectively.

      During 2004, the Company entered into an additional long-term unsecured, revolving loan agreement with a bank under which it may borrow up to $30.0 million in the aggregate through December 1, 2007. The loan term may be extended in one year increments commencing November 30, 2006, subject to the consent of the bank. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. Borrowings under this loan agreement amounted to $29.2 million at May 31, 2006 and 2005.

      The Company has a $25.0 million and a 45.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2006 and 2005, the balance outstanding under both lines of credit was $40.8 million and $14.5 million, respectively. Borrowings under these lines are available for the Company's working capital requirements and are payable on demand.

      A subsidiary of the Company maintains a loan facility which enables it to borrow up to 520 million Japanese yen (approximately $4.6 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2007. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2006 the balance outstanding under this facility was $4.2 million U.S. dollars. There were no borrowings under this facility at May 31, 2005.

      The Company's long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lockbox whereby remittances from the Company's customers reduce the debt outstanding.

      Long-term debt of $64.2 million outstanding at May 31, 2006 is scheduled to be repaid in the fiscal year ended May 31, 2008. The Company was in compliance with its debt covenants at May 31, 2006.

      The following table includes aggregate information about the Company's contractual obligations including interest as of May 31, 2006 and the periods in which payments are due. Certain of these amounts are not required to be included in the Company's consolidated balance sheet (in millions):

--------------------------------------------------------------------
Payments Due by                 Less than    1 - 3    4 - 5   Over 5
     Period            Total      1 year     years    years    years
--------------------------------------------------------------------
Debt                  $ 125.6   $    54.0   $  71.6   $   -   $    -
Operating Leases          9.0         0.8       2.1     1.2      4.9
--------------------------------------------------------------------
Total Contractual
   Cash Obligations   $ 134.6   $    54.8   $  73.7   $ 1.2   $  4.9
====================================================================

      Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

      Stockholders' equity was $95.8 million at May 31, 2006 as compared to $96.3 million at May 31, 2005. This decrease primarily reflects current year earnings offset by $2.0 million of treasury stock purchases. No dividends were paid to stockholders during the year ended May 31, 2006.

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

      Equity in (income) / loss of joint ventures - The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures.

      Inventories--Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using the average cost method. The Company provides an inventory reserve equal to the difference between the cost of the inventory and the estimated market value, to ensure inventories are stated at the lower of cost or market. The determination of market value is highly subjective as it is based on the relative significance assigned to various attributes of a diamond, including carat weight, color, clarity and quality of cut. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

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

Business Developments

      In March 1999, (in furtherance of a Memorandum of Understanding signed by Eximbank, ALROSA and the Company) the Company and ALROSA entered into an agreement to expand their relationship in the cutting, polishing and marketing of gem diamonds for up to $100 million a year. Under the terms of this agreement, the Company and ALROSA agreed to refurbish certain diamond cutting facilities in Russia. At present, the Company's operations in Russia are consolidated in two facilities, both of which are fully operational.

      During the fourth quarter of 2004 the Company signed a four year technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with SODIAM, the government entity responsible for the development and marketing of diamonds produced in Angola. The Company began active buying in the Angolan informal sector during the first quarter of fiscal 2005. During the third fiscal quarter of 2006 the Company's rough buying operations expanded to include buying in the Angolan formal sector. The Company is currently negotiating a future expansion and restructuring of its Angolan operations to include exploration, development and distribution through various joint ventures.

     During the third quarter of 2004 the Company signed a cooperation agreement with NamGem for the cutting and polishing of diamonds in Namibia. NamGem is Namibia's flagship venture in the international diamond polishing industry. Under the terms of the agreement the Company provides marketing and technical manufacturing assistance to NamGem. The Company purchases rough diamonds and supervise's the manufacturing of those deemed suitable to cut and polish. The Company pays NamGem for manufacturing on a fee for services basis. All rough and polished diamonds are bought and sold by the Company for its account.

      In November of 2004 the Company signed an agreement with Nozala Investments (Pty) Ltd., a broadly based women's empowerment investment group, for cooperation in South Africa's diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government's recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector's contribution to economic development. Cutting and polishing activities which concentrate on local sources of rough diamond supply commenced during the third fiscal quarter of 2006.

      Through February 2009, the Company's wholly-owned subsidiary, Pegasus Overseas Ltd. ("POL") has an exclusive agreement with Diamond Innovations Inc. ("DI") under which POL will market natural diamonds that have undergone a high pressure, high temperature (HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy shapes. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL sells only diamonds that have undergone the HPHT process under the Bellataire(R) brand name. In connection with this agreement, the Company granted a security interest in POL's diamond inventory amounting to $13.5 million at May 31, 2006.

      In November 2005, the Company (including certain of its subsidiaries) amended certain terms of its agreement with DI relating to the sourcing, manufacture and marketing of Bellataire diamonds. The amendment and related agreements seek to increase the sales and profitability of Bellataire diamonds by more closely aligning the economic interests of the parties through shared management of product sourcing, manufacturing and marketing as well as the sharing of related costs.

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

      In addition, the Company's manufacturing, trading and sourcing operations abroad are subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

      The Company's cooperation arrangement with ALROSA is a significant part of its operations. The Company believes it is well positioned to benefit from the reorganization of the diamond industry in Russia. However there can be no assurance that the resulting change will not have a material adverse effect on the Company's operations.

                         Consolidated Income Statements

                                                                                     Year ended May 31,
-----------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                                2006         2005         2004
-----------------------------------------------------------------------------------------------------------------
Net sales                                                                   $  528,045   $  421,411   $  235,775

Cost of sales                                                                  498,197      386,677      209,631
-----------------------------------------------------------------------------------------------------------------
                                                                                29,848       34,734       26,144
-----------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                                    24,759       24,475       21,971
Interest expense                                                                 3,786        2,389          900
Equity in (income) / loss of joint ventures                                        537            -            -
-----------------------------------------------------------------------------------------------------------------
                                                                                29,082       26,864       22,871
-----------------------------------------------------------------------------------------------------------------

Income before income tax provision                                                 766        7,870        3,273
Income tax provison/(benefit)                                                     (762)       2,640          874
-----------------------------------------------------------------------------------------------------------------

NET INCOME                                                                  $    1,528   $    5,230   $    2,399
-----------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE

Basic earnings per share                                                    $     0.18   $     0.62   $     0.28
-----------------------------------------------------------------------------------------------------------------

Average number of shares outstanding during the period                       8,291,413    8,448,704    8,513,687
-----------------------------------------------------------------------------------------------------------------

Diluted earnings per share                                                  $     0.18   $     0.60   $     0.28
-----------------------------------------------------------------------------------------------------------------

Average number of shares outstanding during the period, assuming dilution    8,569,661    8,653,222    8,599,954
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           Consolidated Balance Sheets

                                                                                    May 31,
----------------------------------------------------------------------------------------------------
(In thousands, except share data)                                              2006         2005
----------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
Cash and cash equivalents                                                   $    8,160   $   10,320
Accounts receivable, less allowance for doubtful accounts ($515 and $360
  in 2006 and 2005, respectively)                                               91,403       86,990
Inventories, net:
   Rough stones                                                                 24,746       22,779
   Polished stones                                                             108,368      101,805
                                                                            ------------------------
    Total inventories                                                          133,114      124,584
                                                                            ------------------------
Prepaid expenses and other current assets                                       12,763       11,697
Deferred tax assets-current                                                      2,024        1,944
----------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                     247,464      235,535

Property, plant and equipment, net                                               8,318        7,892
Other assets                                                                       423          855
Deferred tax assets, net                                                         7,507        6,002
----------------------------------------------------------------------------------------------------
                                                                            $  263,712   $  250,284
----------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
Accounts payable and other current liabilities                              $   55,771   $   77,241
Current portion of long-term debt and lines of credit                           47,969       16,738
----------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                103,740       93,979

Long-term debt                                                                  64,176       60,000
----------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                        167,916      153,979
----------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
----------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share:
    Authorized 1,500,000; no shares outstanding                                      -            -
  Common stock, par value $1 per share:
    Authorized 12,000,000 shares; issued 8,821,345 and 8,802,679 in 2006
      and 2005, respectively                                                     8,821        8,803
  Additional paid-in capital                                                    62,187       62,090
  Cumulative translation adjustment                                               (425)        (241)
  Retained earnings                                                             30,300       28,772
----------------------------------------------------------------------------------------------------
                                                                               100,883       99,424
Less treasury stock, 624,211 and 407,373 shares at cost in 2006 and 2005,
  respectively                                                                  (5,087)      (3,119)
----------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                95,796       96,305
----------------------------------------------------------------------------------------------------
                                                                            $  263,712   $  250,284
----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

                                                                                     Year ended May 31,
-----------------------------------------------------------------------------------------------------------------
(In thousands)                                                                 2006         2005         2004
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                                  $    1,528   $    5,230   $    2,399
Adjustments to reconcile net income to net cash used in operating activities:
     Depreciation and amortization                                               1,310        1,159        1,202
     Provision for uncollectible accounts                                          168           59          (44)
     Compensation expense - noncash                                                  -          329            -
     Deferred income taxes                                                      (1,585)       2,289          659
Changes in operating assets and liabilities:
  Accounts receivable                                                           (4,581)     (25,237)      (4,408)
  Rough and polished inventories                                                (8,530)     (31,207)     (15,140)
  Prepaid expenses and other current assets                                       (944)      (5,779)         206
  Other assets                                                                     413           45          107
  Accounts payable and other current liabilities                               (21,470)      30,564       (6,771)
-----------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                          (33,691)     (22,548)     (21,790)
-----------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Capital expenditures                                                            (1,839)      (1,790)      (2,151)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (1,839)      (1,790)      (2,151)
-----------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Increase in borrowings                                                          35,407       35,119       24,863
Purchase of treasury stock                                                      (1,968)      (1,973)        (212)
Proceeds from exercise of stock options                                            115          258           24
                                                                            -------------------------------------
Net cash provided by financing activities                                       33,554       33,404       24,675
-----------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                           (184)          45           (2)
                                                                            -------------------------------------
Net increase/(decrease) in cash and cash equivalents                            (2,160)       9,111          732
Cash and cash equivalents at beginning of year                                  10,320        1,209          477
                                                                            -------------------------------------
Cash and cash equivalents at end of year                                    $    8,160   $   10,320   $    1,209
-----------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest                                                                    $    3,363   $    2,532   $      888
Income taxes                                                                $      508   $      449   $      187
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                 Consolidated Statements of Stockholders' Equity

                                                            Additional    Cumulative                            Total
                                                   Common    Paid-in     Translation   Retained   Treasury   Stockholders'
(In thousands, except share data)                  Stock     Capital      Adjustment   Earnings    Stock        Equity
---------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2003                             $ 8,707   $   61,575   $      (284)  $ 21,143   $   (934)  $      90,207

Comprehensive income:
   Net income                                           -            -             -      2,399          -           2,399
   Foreign currency translation                         -            -            (2)         -          -              (2)
                                                                                                             --------------
Comprehensive income                                                                                                 2,397
Exercise of stock options, 4,105 shares issued          4           20             -          -          -              24
Purchase of treasury stock, 30,000 shares               -            -             -          -       (212)           (212)
---------------------------------------------------------------------------------------------------------------------------

Balance, May 31, 2004                             $ 8,711   $   61,595   $      (286)  $ 23,542   $ (1,146)  $      92,416

Comprehensive income:
   Net income                                           -            -             -      5,230          -           5,230
   Foreign currency translation                         -            -            45          -          -              45
                                                                                                             --------------
Comprehensive income                                                                                                 5,275
Exercise of stock options, 92,060 shares issued        92          495             -          -          -             587
Purchase of treasury stock, 197,273 shares              -            -             -          -     (1,973)         (1,973)
---------------------------------------------------------------------------------------------------------------------------

Balance, May 31, 2005                             $ 8,803   $   62,090   $      (241)  $ 28,772   $ (3,119)  $      96,305

Comprehensive income:
   Net income                                           -            -             -      1,528          -           1,528
   Foreign currency translation                         -            -          (184)         -          -            (184)
                                                                                                             --------------
Comprehensive income                                                                                                 1,344
Exercise of stock options, 18,666 shares issued        18           97             -          -          -             115
Purchase of treasury stock, 216,838 shares              -            -             -          -     (1,968)         (1,968)
---------------------------------------------------------------------------------------------------------------------------

Balance, May 31, 2006                             $ 8,821   $   62,187   $      (425)  $ 30,300   $ (5,087)  $      95,796
===========================================================================================================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                     Years ended May 31, 2005, 2004 and 2003

1. Accounting Policies
--------------------------------------------------------------------------------

a. The Company and its Principles of Consolidation

      The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years "2006", "2005" and "2004" refer to the fiscal years ended May 31, 2006, 2005 and 2004, respectively.

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

      The Company's policy is to recognize revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed and determinable. Polished diamond sales includes revenue derived from the sale of polished diamonds and the cutting, polishing and laser inscription of polished diamonds. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Where the Company acts as a principal in the sales transaction, takes title to the product and has risks and rewards of ownership, the gross value of diamonds invoiced is recorded as sales with the portion of profits allocable to others (where applicable) included in cost of sales.

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

      The Company's net sales to customers in each of the following regions for the years ended May 31, 2006, 2005 and 2004 are set forth below:

                                                      ------------------------
                                                      2006      2005      2004
------------------------------------------------------------------------------
United States                                          13%       20%       30%
Far East                                                7%        9%        9%
Europe, Israel & Other                                 80%       71%       61%
------------------------------------------------------------------------------
                                                      100%      100%      100%
                                                      ========================

      No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 2006, 2005 and 2004. Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its rough stones with those of other wholesalers. Under certain circumstances, primarily related to foreign sales, the wholesaler assumes responsibility for billing and collection efforts. While the ultimate sales are made to multiple third parties the resulting accounts receivable are aggregated for purposes of determining concentration of credit risk. Two customers accounted for 15.2% and 11.5% of accounts receivable at May 31, 2006. One customer accounted for 25.9% of accounts receivable at May 31, 2005.

      Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's ongoing credit evaluations of customers, customer payment history and account aging.

      Credit is extended based on an evaluation of each customer's financial condition and generally collateral is not required on the Company's receivables

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

f. Inventories

      Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using the average cost method.

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

      Advertising costs are expensed as incurred and were $2.6, $2.8, and $2.1 million in 2006, 2005 and 2004, respectively.

l. Shipping and handling:

      Shipping and handling costs incurred by the Company to deliver product to customers, $0.4 million in 2006, $0.3 million in 2005 and 2004, are classified in the Company's income statement as selling, general and administrative expense.

m. Equity investments

      The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures

n. Income taxes

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

      Earnings from foreign subsidiaries are intended to be reinvested indefinitely with the exception of Pegasus Overseas Ltd., a wholly owned foreign subsidiary, which declared on May 1, 2006 a dividend in the amount of $8.0 million. The Company provided $0.4 million for U.S. income taxes related to the dividend.

o. Earnings per share

      The Company computes basic earnings per share based upon the weighted average number of common shares outstanding, and diluted earnings per share based upon the weighted average number of common shares outstanding including the impact of dilutive stock options.

                                               2006         2005         2004
-----------------------------------------   ------------------------------------

Average number of shares
   outstanding during the period             8,291,413    8,448,704    8,513,687

Effect of dilutive stock options               278,248      204,518       86,267

-----------------------------------------   ------------------------------------
Average number of shares
   outstanding during the period
   assuming dilution                         8,569,661    8,653,222    8,599,954
=========================================   ====================================

Antidilutive options of approximately 601,800, 352,000 and 373,000 were not included in the computation of diluted earnings per share, for fiscal 2006, 2005 and 2004 respectively because the exercise price of the options were greater than the average market price of the common shares.

p. Risks and Uncertainties

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

                                                     Year ended May 31,
                                            ------------------------------------
                                               2006         2005         2004
                                            ------------------------------------
Net income, as reported                     $    1,528   $    5,230   $    2,399
Add: Compensation expense,                           -          184            -
   net of related taxes
Deduct: Stock-based employee
   compensation expense determined
   under fair value method,
   net of related tax effects                      522          509          329
                                            ------------------------------------

Proforma net income                         $    1,006   $    4,905   $    2,070

Earnings per share as reported:
Basic                                       $     0.18   $     0.62   $     0.28
Diluted                                     $     0.12   $     0.60   $     0.28

Basic and diluted earnings pro forma:
Basic                                       $     0.18   $     0.58   $     0.24
Diluted                                     $     0.12   $     0.57   $     0.24

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

      The Company has an agreement with AK ALROSA of Russia, which is the largest producer of rough diamonds in Russia. The Company's cooperation arrangement with ALROSA is a significant part of its operations. Any interruption in the supply of diamonds from Russia could have a material adverse effect on the Company's operations.

q. Stock Incentive Plans

      The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations. The following disclosures are computed as if the Company recorded compensation expense based on the fair value for stock -based awards or grants.

      In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123 "Share-Based Payment". SFAS No. 123(R) will require the Company to expense stock options. Adoption is required for the annual reporting periods beginning after June 15, 2005. The effect of expensing stock options on the Company's results of operations using the Black-Scholes model is presented in the above table. The pro forma effects presented above may not be representative of the effects on reported net income and earnings per share for future periods since options vest over several years and additional awards may be granted in future periods. The impact on the Company's financial condition and results of operations of adopting SFAS No. 123(R) will depend on the number and terms of stock options granted in future years under the modified prospective method, the amount of which can not currently be estimated by management.

      During 2005 the Company's Stock Option Committee modified the vesting period applicable to certain stock options granted in 2004. The effect of this modification was to accelerate the vesting of options which would have vested on December 15, 2006 to vest on May 31, 2006. The purpose of accelerating the vesting of these options was to mitigate the costs associated with adopting SAFS No 123 (R).

r. Comprehensive Income

      The Company reports "Comprehensive Income" in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income. For the years ended May 31, 2006, 2005 and 2004, total comprehensive income was $ 1.3, $5.3, and $2.4 million, respectively.

s. Reclassifications

      Certain prior year amounts have been reclassified to conform to current year presentation.

t. New Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123 "Share-Based Payment". SFAS No. 123(R) will require the Company to expense stock options. Adoption is required for the annual reporting periods beginning after June 15, 2005.

      In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective as of the beginning of the Company's fiscal year 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of FIN 48 on its financial position, results of operations and cash flows.



2. Property, Plant and Equipment
--------------------------------------------------------------------------------

      Property, plant and equipment consists of (in thousands):

                                                                 May 31,
                                                         -----------------------
                                                            2006         2005
                                                         -----------------------
Land and buildings                                       $    2,115   $    1,470
Leasehold improvements                                        2,633        2,631
Machinery, tools and equipment                                8,775        8,017
Furniture and fixtures                                        1,357        1,337
Computer hardware, software and equipment                     8,257        8,027
--------------------------------------------------------------------------------
                                                             23,137       21,482

Less accumulated depreciation and amortization               14,819       13,590
--------------------------------------------------------------------------------
                                                         $    8,318   $    7,892
                                                         -----------------------
Depreciation and amortization rates:

Buildings                                                            2 to 3.7%

Leasehold improvements                                              3.7 to 20%

Machinery, tools and equipment                                       10 to 25%

Furniture and fixtures                                               10 to 20%

Computer hardware, software and equipment                            10 to 33%

      Depreciation and amortization expense for 2006, 2005 and 2004 was $1.3, $1.1 and $1.2 million, respectively.

3. Income Taxes
--------------------------------------------------------------------------------

      The items comprising the Company's net deferred tax assets are as follows (in thousands):

                                                                  May 31,
                                                           ---------------------
                                                             2006        2005
                                                           ---------------------
Deferred tax assets:
   Operating loss and other carryforwards                  $  8,801    $  7,945
   Other                                                      2,004       1,667
Deferred tax liabilities:
   Depreciation                                              (1,141)     (1,533)
--------------------------------------------------------------------------------
                                                              9,664       8,079
Less: Valuation allowance                                      (133)       (133)
--------------------------------------------------------------------------------
Net deferred tax assets                                    $  9,531    $  7,946
--------------------------------------------------------------------------------

      The income tax provision is comprised of the following (in thousands):

                                                        Year ended May 31,
                                                 -------------------------------
                                                   2006        2005       2004
                                                 -------------------------------
Current:
Federal                                          $    408    $     98   $      4
State and local                                       277         117        165
Foreign                                               138         136         46
--------------------------------------------------------------------------------
                                                      823         351        215
Deferred:
Federal, state and local                           (1,585)      2,289        659
--------------------------------------------------------------------------------
                                                 $   (762)   $  2,640   $    874
                                                 -------------------------------

      Income before income taxes from the Company's domestic and foreign operations (in thousands):

                                                      Year ended May 31,
                                               ---------------------------------
                                                 2006        2005        2004
                                               ---------------------------------
Domestic                                       $ (4,647)   $  6,008    $  1,951
Foreign                                           5,413       1,862       1,322
                                               ---------------------------------
                                               $    766    $  7,870    $  3,273
                                               ---------------------------------

      The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

                                               ---------------------------------
                                                 2006        2005        2004
                                               ---------------------------------
Tax provision / (benefit) at statutory rate    $    260    $  2,676    $  1,113
(Decrease) / increase in taxes
   resulting from:
   Differential attributable to
     foreign operations                          (1,724)       (497)       (403)
Tax on repatriated dividends                        408
   State and local taxes,
      net of Federal benefit                        267         443         146
   Permanent items                                   27          18          18
--------------------------------------------------------------------------------
Tax provision                                  $   (762)   $  2,640    $    874
--------------------------------------------------------------------------------

      The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                      Net
                                                   Operating
                    Year                            Losses
                    ----------------------------------------
                    2019                               8,690
                    2020                                 298
                    2021                                 120
                    2022                              10,190
                    2023                                  25
                    2026                               2,761
                    ----------------------------------------
                                                   $  22,084
                                                   ---------

      In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $7.7 million each, expiring from 2021 through 2026.

4. Accounts Payable and Other Current Liabilities
--------------------------------------------------------------------------------

      Accounts payable and other current liabilities consist of (in thousands):

                                                            2006         2005
--------------------------------------------------------------------------------
Accounts payable                                         $    6,608   $    8,040
Advances and other                                           42,458       62,065
Accrued expenses                                              6,705        7,136
--------------------------------------------------------------------------------
                                                         $   55,771   $   77,241
                                                         -----------------------

      Advances and other, primarily relating to the purchase, manufacture and sale of inventory, includes $22.5 million and $15.4 million payable to two parties for 2006. For 2005, $40.4 million and $21.6 million was payable to two parties.

5. Lines of Credit
--------------------------------------------------------------------------------

      The Company has a $25.0 million and a $45.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2006 and 2005, the balance outstanding under both lines was $14.5 million and $40.8 million, respectively. Borrowings under these lines are available for the Company's working capital requirements and are payable on demand.

      The Company has a long-term unsecured, revolving loan agreement. The agreement provides that the Company may borrow up to $45.0 million (including up to $1.0 million under letters of credit) in the aggregate through December 1, 2007. The loan term may be extended in one year increments commencing November 30, 2006, subject to the consent of the lending banks. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2006 and 2005, the balance outstanding under this facility was $38.0 million and $33.0 million, respectively. In addition, at May 31, 2006 outstanding letters of credit under this facility amounted to $0.7 million.

      The Company also maintains an additional long-term unsecured, revolving loan agreement with a bank under which it may borrow up to $30.0 million in the aggregate through December 1, 2007. The loan term may be extended in one year increments commencing November 30, 2006, subject to the consent of the bank. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or
(b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. Borrowings under this loan agreement amounted to $29.2 million at May 31, 2006 and 2005.

      A subsidiary of the Company maintains a loan facility which enables it to borrow up to 520 million Japanese yen (approximately $4.6 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2007. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2006, the balance outstanding under this facility was $4.2 million U.S. dollars. There were no borrowings under this facility at May 31, 2005.

      The weighted average interest rate for all outstanding borrowings under the Company's credit facilities was 5.8% at May 31, 2006.

      Long-term debt of $64.2 million outstanding at May 31, 2006 is scheduled to be repaid in the fiscal year ended May 31, 2008. The Company was in compliance with its debt covenants at May 31, 2006.

      The Company guarantees a portion of certain indebtedness ($2.6 million at May 31, 2006) relating to a joint diamond cutting and polishing operation in South Africa. The fair value of the guarantee is immaterial.

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

      The Company does not recognize compensation expense when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant. Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2005, 2004 and 2003 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options' vesting period for the pro forma disclosures.

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

      The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain pro forma information:

                                                              -----------------
                                                                2005      2004
                                                              -----------------
Risk-free interest rate                                          3.85%     2.50%
Expected option life                                          5 years   5 years
Expected volatility                                             30.30%    39.60%
Expected dividends per share                                  $     -   $     -
Weighted average estimated fair value per share
   of options granted at market price                         $  3.09   $  2.96
Weighted average estimated fair value per share
   of options granted above market price                      $  2.48   $  2.49

      No options were granted during 2006. As any options granted in the future will also be subject to the fair value pro forma calculations, pro forma adjustments for 2006, 2005 and 2004 may not be indicative of future years.

      A summary of the Plans' activity for each of the three years in the period ended May 31, 2006 is as follows:

                                                                     Weighted
                             Number of                            average price
                              shares          Option Price          per share
                             --------------------------------------------------
Outstanding - May 31, 2003   1,012,417   $ 4.350   -   $ 14.750     $   8.174
Options expired/cancelled      (56,600)  $ 5.000   -   $ 14.750     $   8.230
Options issued                 208,000   $ 7.000   -   $  8.800     $   8.310
Options exercised               (5,134)  $ 5.125   -   $  6.375     $   5.650
-------------------------------------------------------------------------------
Outstanding - May 31, 2004   1,158,683   $ 4.350   -   $ 14.750     $   8.208
Options expired/cancelled       (9,300)  $ 5.000   -   $ 14.750     $   7.720
Options issued                 360,000   $ 7.770   -   $ 10.560     $   9.310
Options exercised             (169,265)  $ 4.350   -   $ 10.375     $   6.700
-------------------------------------------------------------------------------
Outstanding - May 31, 2005   1,340,118   $ 5.000   -   $ 14.750     $   8.697
-------------------------------------------------------------------------------
Options expired/cancelled      (17,001)  $ 5.480   -   $  8.000     $   6.610
Options issued                       -   $     -   -   $      -     $       -
Options exercised              (18,666)  $ 5.000   -   $  6.550     $   6.230
-------------------------------------------------------------------------------
Outstanding - May 31, 2006   1,304,451   $ 5.000   -   $ 14.750     $   8.697
-------------------------------------------------------------------------------

Exercisable options          1,117,786
---------------------------------------

      In 2005, the Company had cashless exercise of certain options that generated a compensation expense of $0.3 million.

      The following table summarizes information about stock options at May 31, 2006:

                        Outstanding Stock Options                       Exercisable stock options
---------------------------------------------------------------------   -------------------------
                                        Weighted
                                         average          Weighted                  Weighted
                                        remaining          average                   average
    Range of prices        Shares   contractual life   exercise price    Shares   exercise price
---------------------------------------------------------------------   -------------------------
$  5.000   -   $  6.550   309,084          4.26           $   5.70      309,084      $  5.70
$  7.000   -   $  8.800   493,567          4.96           $   7.80      386,900      $  7.81
$  9.000   -   $ 10.560   343,300          5.01           $  10.13      263,302      $ 10.14
$ 14.750                  158,500          0.85           $  14.75      158,500      $ 14.75
-------------------------------------------------------------------------------------------------

8. Commitments and Contingencies
--------------------------------------------------------------------------------

      Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2006 (in thousands):

                              Operating
           Year                Leases
      ---------------------------------
               2007                 765
               2008                 789
               2009                 665
               2010                 599
               2011                 623
      Thereafter                  5,567
                              ---------
                              $   9,008
                              ---------

      In June 2003, the Company entered into a lease for office space which serves as its corporate headquarters. The term of the lease is through September 30, 2019 at an average annual base rental rate of approximately $0.6 million per year.

      Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2006, 2005, and 2004 was approximately, $1.0 million, $0.9 million and $0.8 million respectively.

As of May 31, 2006 approximately $14.8 million of inventory owned by Pegasus Overseas Ltd., a wholly owned subsidiary, is subject to a security interest by a third party.

9. Profit Sharing Plan
--------------------------------------------------------------------------------

      The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for the fiscal year that ends in the plan year exceed $3.5 million. The Company does not anticipate making a contribution for the 2006 plan year. The Company made a matching contribution for the 2005 plan year of approximately $40,000. The Company did not make a matching contribution during 2004.

10. Geographic Segment Information
--------------------------------------------------------------------------------

      Revenue, gross profit and income/(loss) before income tax provision and cumulative effect of change in accounting principles for each of the three years in the period ended May 31, 2006 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

                                            North                                  Far
                                           America       Europe       Africa       East     Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------
Year ended May 31, 2006

   Net sales to unaffiliated customers   $   103,914   $  390,599   $   17,196   $ 16,336   $          -   $    528,045
   Transfers between geographic areas        147,120          524      232,498          9       (380,151)             -
                                         -------------------------------------------------------------------------------
Total revenue                            $   251,034   $  391,123   $  249,694   $ 16,345   $   (380,151)  $    528,045
                                         -------------------------------------------------------------------------------
Gross profit                             $    21,281   $    2,593   $    2,174   $  3,785   $         15   $     29,848
                                         -------------------------------------------------------------------------------
Income/(loss) before income taxes        $    (1,382)  $      297   $    1,881   $    (45)  $         15   $        766
                                         -------------------------------------------------------------------------------
Identifiable assets at May 31, 2006      $   167,267   $   58,600   $   29,081   $  8,819   $        (55)  $    263,712
------------------------------------------------------------------------------------------------------------------------
Year ended May 31, 2005

   Net sales to unaffiliated customers   $   108,378   $  295,743   $        -   $ 17,290   $          -   $    421,411
   Transfers between geographic areas        167,634        1,501      113,610         45       (282,790)             -
                                         -------------------------------------------------------------------------------
Total revenue                            $   276,012   $  297,244   $  113,610   $ 17,335   $   (282,790)  $    421,411
                                         -------------------------------------------------------------------------------
Gross profit                             $    28,189   $    2,601   $     (931)  $  4,818   $         57   $     34,734
                                         -------------------------------------------------------------------------------
Income/(loss) before income taxes        $     8,175   $      365   $   (1,231)  $    504   $         57   $      7,870
                                         -------------------------------------------------------------------------------
Identifiable assets at May 31, 2005      $   153,640   $   59,096   $   29,964   $  7,654   $        (70)  $    250,284
------------------------------------------------------------------------------------------------------------------------
Year ended May 31, 2004

   Net sales to unaffiliated customers   $    95,558   $  125,788   $        -   $ 14,429   $          -   $    235,775
   Transfers between geographic areas         40,260        1,459            -          -        (41,719)             -
                                         -------------------------------------------------------------------------------
Total revenue                            $   135,818   $  127,247   $        -   $ 14,429   $    (41,719)  $    235,775
                                         -------------------------------------------------------------------------------
Gross profit                             $    21,692   $    1,735   $     (555)  $  3,334   $        (62)  $     26,144
                                         -------------------------------------------------------------------------------
Income/(loss) before income taxes        $     5,065   $      109   $   (1,333)  $   (506)  $        (62)  $      3,273
                                         -------------------------------------------------------------------------------
Identifiable assets at May 31, 2004      $   163,955   $    6,975   $      729   $  9,180   $       (127)  $    180,712
------------------------------------------------------------------------------------------------------------------------

Revenue and gross profit for each of the three years in the period ended May 31, 2006 classified by product were as follows (in thousands):

                                     Polished     Rough       Total
          ------------------------------------------------------------
          Year ended May 31, 2006

          Net sales                 $ 149,767   $ 378,278   $ 528,045
                                    ----------------------------------
          Gross profit              $  20,606   $   9,242   $  29,848
          ------------------------------------------------------------
          Year ended May 31, 2005

          Net sales                 $ 156,904   $ 264,507   $ 421,411
                                    ----------------------------------
          Gross profit              $  25,480   $   9,254   $  34,734
          ------------------------------------------------------------
          Year ended May 31, 2004

          Net sales                 $ 142,672   $  93,103   $ 235,775
                                    ----------------------------------
          Gross profit              $  21,854   $   4,290   $  26,144
          ------------------------------------------------------------

11. Investments in Unconsolidated Joint Ventures
--------------------------------------------------------------------------------

      The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures. During 2006 the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. Combined condensed financial information concerning the Company's unconsolidated joint venture activities is as follows: (in thousands)

                                    2006
                                 -----------
Revenues                            128,784
Gross profit                          1,238
Loss before taxes                       633
Net loss                                633

Current assets                       13,154
Non-current assets                      410

Current liabilities                   8,547
Non-current liabilities                   -

12. Sale of Common Stock
--------------------------------------------------------------------------------

      During 2006 and 2005 the Company purchased 216,838 and 197,273 shares, respectively, of its common stock which was shown as a reduction of stockholders' equity.

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

13. Transactions with related parties
--------------------------------------------------------------------------------

      A member of the Company's Board of Directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2006, 2005 and 2004 were $0.6, $0.5 and $0.5 million, respectively.

      During 2006 and 2005 the Company sold approximately $0.4 and $1.7 million, respectively, of jewelry to a relative of a non-employee member of the Company's Board of Directors. During 2004 the Company sold approximately $0.1 million of jewelry to a non-employee member of the Company's Board of Directors.

14. Quarterly Results of Operations (Unaudited)
--------------------------------------------------------------------------------

       The following is a summary of the results of operations for the years ended May 31, 2006 and 2005 (in thousands, except per share data):

--------------------------------------------------------------------------
                               First      Second      Third       Fourth
--------------------------------------------------------------------------
2006

Net sales                    $ 138,856   $ 96,275   $ 157,912   $ 135,002
Gross profit                 $   8,982   $  6,054   $   8,909   $   5,903
Net income                   $     908   $   (407)  $     510   $     517
Basic earnings per share     $    0.11   $  (0.05)  $    0.06   $    0.06
Diluted earnings per share   $    0.10   $  (0.05)  $    0.06   $    0.06

2005

Net sales                    $  78,307   $ 93,201   $ 120,013   $ 129,890
Gross profit                 $   9,891   $  8,066   $   7,809   $   8,968
Net income                   $   2,507   $  1,061   $   1,080   $     582
Basic earnings per share     $    0.30   $   0.13   $    0.13   $    0.07
Diluted earnings per share   $    0.29   $   0.12   $    0.12   $    0.07

             Report of Independent Registered Public Accounting Firm

Board of Directors
Lazare Kaplan International Inc.
New York, NY

      We have audited the accompanying consolidated balance sheet of Lazare Kaplan International Inc. as of May 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lazare Kaplan International Inc. at May 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

      BDO Seidman, LLP

      New York, NY
      August 17, 2006

             Report of Independent Registered Public Accounting Firm

   Board of Directors and Stockholders
   Lazare Kaplan International Inc.

      We have audited the accompanying consolidated balance sheet of Lazare Kaplan International Inc. and subsidiaries as of May 31, 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 2004 and the consolidated results of their operations and their cash flows for the year ended May 31, 2004 in conformity with U.S. generally accepted accounting principles.

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