Form 10-K, Exhibit 13
period 2007-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2007-08-29
CIK 202375

LAZARE KAPLAN INTERNATIONAL INC.

2007
ANNUAL REPORT

Lazare Kaplan International Inc. 2007 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name “Lazare Diamonds®” Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond’s natural brilliance, sparkle and fire. In addition, Lazare Kaplan also cuts and polishes fine make (non-ideal) commercial diamonds and high pressure, high temperature (HPHT) processed diamonds sold under the Bellataire® diamonds brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

American Stock Exchange
The Company’s common stock is traded on the American Stock Exchange under the ticker symbol LKI.
Form 10-K

Upon written request, a copy of the Company’s Form 10-K Annual Report without exhibits for the year ended May 31, 2007 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to the Controller, Mr. Ned Cochrane, Lazare Kaplan International Inc., 19 West 44th Street, New York, New York 10036.

Annual Meeting
November 8, 2007
10 A.M.
Sofitel Hotel
45 West 44th Street
Second floor, Trocadero Room
New York, New York 10036

Market Prices of Common Stock by Fiscal Quarter

	Fiscal 2007

	High	Low

First	$9.70	$7.88
Second	9.98	7.61
Third	10.95	8.40
Fourth	10.10	7.56

	Fiscal 2006

	High	Low

First	$11.65	$8.55
Second	10.95	8.12
Third	8.95	7.40
Fourth	8.79	7.58

As of August 20, 2007 there were 1,710 stockholders of record of the 8,259,300 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,119,972 shares of common stock as nominees for an undisclosed number of beneficial holders.

To Our Shareholders:

     The Company’s financial year ended May 31, 2007 was one of continuing challenge for LKI and transition for the industry. While overall economic growth in by far the world’s largest market for polished diamonds, the U.S., remained relatively healthy, progressive monetary tightening and the appearance of strains in certain economic sectors as well as credit markets heightened uncertainty, and signaled a weakening of those conditions that have underpinned relatively high levels of discretionary consumer spending in recent years. More robust growth in Asia may bode well for the global economy in general and the long-term outlook for diamond consumption in particular, but off a much lower base than the U.S. where diamond jewellery buying is concerned.

     At the same time, a difficult restructuring for the industry continues. Increased margin pressures are strongly evident as the market adjusts to a model based not on upstream buffer stocks and associated price stability but on ultimate downstream demand and relative price volatility. As global sales of polished diamonds lagged the intake of rough diamonds in many categories during the year under review, leveraging within the manufacturing and distribution sectors continued to grow, with bank debt in this segment of the “pipeline” reaching historic highs. The industry’s principal source of rough supply, the Diamond Trading Company (DTC), distributed to each of its sightholders a notice of termination of all supply contracts with effect from the end of 2007, compounding concerns of a consolidation within the sector. The increasing prospect of competition from synthetic diamonds remains a trend to be taken into account. In short, a confluence of factors has substantially raised the systemic level of risk within the industry, without, to date, a corresponding upward recalibration of reward. It seems likely that this equation will lead to a consolidation of participants in the market, especially if a downturn in the U.S. economy eventuates.

     In the face of these challenging conditions, LKI has, during the past year, carefully managed its credit exposure, diversified its customer base, moved to align interests with key stakeholders, and implemented cost-saving and rationalization measures to visible effect in the second half of the year under review. These moves have not been painless, and have included redundancies, pay cuts, and staff redeployments in several areas. At a strategic level, we are refocusing the business to take into account the tougher operating context. The result of these ongoing Company measures, we believe, will be a platform designed both for durability in the face of present challenges, and for growth as the industry emerges from its present transition. That platform represents a cumulative and continuing significant investment by the Company in the future.

     Despite the difficult and uncertain trading conditions, LKI maintains its belief that the long-term fundamentals of the diamond industry remain sound, and that LKI is positioned to take advantage of substantial opportunities that will arise both during and after the industry’s current transition. Independent projections consistently anticipate that over the coming decade fresh global demand for polished diamonds will exceed new sources of rough supply, with much of the demand growth coming in Asia where

LKI’s presence is longstanding. LKI is also well-situated in those southern African countries to which the center of gravity of global diamond manufacturing is moving, particularly Namibia and Botswana. As one of the sightholders historically ranked highly by the DTC, LKI is hopeful that when the new sightholder list is announced toward the end of 2007 its continuation as a DTC customer through the new three-and-a-half year contractual supply cycle will be confirmed.

     Turning from an overview to specific areas of Company activity: In Namibia, steps toward the restructuring of operations and ownership at NamGem to accommodate an expected increase in the quantity and quality of goods polished at the factory continue apace. These measures are in line with the Government of Namibia’s announcement in January 2007 of new marketing arrangements with the DTC, under which a new joint venture company (Namibia Diamond Trading Company, or NDTC) will be established with the aim, among other things, of supplying a target of $300 million per year in suitable rough supply to the local polishing sector. As an established leader in that sector, NamGem is well positioned to benefit from these new arrangements, which are scheduled to commence late this year. LKI expects to build on its existing technical role by taking up an approximate 50% ownership interest in NamGem, aligning interests with that company’s existing shareholders. Relatedly, the Company during the financial year entered into a contract with the U.S. Government’s Overseas Private Investment Corporation (OPIC) for a ten-year, $25.2 million line of project financing to be utilized at NamGem. Consummation of this OPIC financing will depend on the entry into a suitable rough diamond supply contract with NDTC.

     Implementation of LKI’s business plan in Botswana is proceeding on schedule, with prime land for a new polishing factory having now been acquired, and plans for that factory having been submitted for official approval. As in Namibia, the Government of Botswana has agreed with the DTC on new arrangements for the supply of rough diamonds to local beneficiators licensed by the Government. LKI, through a wholly-owned subsidiary, is one of sixteen companies that have been issued with such a license. The details of the supply arrangements remain uncertain, but continue to be developed by the DTC and Government and are slated for implementation during the coming calendar year. Building on its longstanding ties with Botswana—-the world’s largest and lowest-cost producer of rough diamonds—-LKI continues to engage proactively and constructively with Government and other key stakeholders in the pursuit of value-adding commercial opportunities throughout the domestic diamond sector.

     In South Africa, LKI’s joint venture with a broad-based women’s empowerment consortium, Nozala Diamonds, continues to develop a niche within the local beneficiation industry. Nozala has won recognition both within Government and publicly for its innovation in advancing the entry into the mainstream diamond sector of those traditionally confined to the industry’s margins, in step with the country’s stated developmental priorities. South Africa’s principal diamond polishing factories, including Nozala, face the prospect of potentially diminished supply from the traditional source of most of the nation’s supply, the DTC, due to the announced divestiture by DeBeers of a number of its existing South African mines. Nozala’s plans for expansion, endorsed by Governmental authorities at both provincial and national level, will depend on its ability, against the grain of this development, to increase its share of locally available supply.

     Angola remains on track to become an ever more important force in the global diamond industry, as the country’s exploration, mining and trading sectors benefit from the country’s peacetime revival after some three decades of civil war. LKI has built on its established track record in Angola by expanding both the breadth and volume of its activities, beginning with its ongoing contract with SODIAM—-the parastatal legally charged with marketing Angolan diamonds—-to buy rough stones produced in the informal sector and sell them globally. Increases in sales volumes through this channel have been enhanced by growth in the marketing of formal mine production by a freestanding entity, accounted for on an equity method, in which LKI holds a minority interest. Meaningful progress has also been made in diversification into exploration for new diamond deposits, in what are considered by the world’s major diamond mining companies to be highly attractive conditions geologically. Consistent with its local standing as a leading corporate citizen, LKI is fulfilling its commitments to support post-war reconstruction and development, through a ground-breaking public-private partnership aimed at improving living standards in Lunda Norte where much of the nation’s diamond patrimony is located.

     Russia is also becoming an increasingly important independent force in the global diamond market, on the back of its large-scale mine output (second only to Botswana’s) and its changing downstream arrangements, including a decreasing reliance on sales through the DTC. LKI’s position in Russia remains anchored by its agreement with the country’s major producer, A.K. Alrosa, for local polishing and international distribution of Russian diamonds. Discussions are underway with the relevant authorities on possible means of expanding and potentially diversifying this successful collaboration.

     The variances between rough and polished price movements during the year under review, as well as the imperative of prudent liquidity management, have given rise to rough diamond trading opportunities which LKI is positioned to take advantage of. LKI continues to focus on its capacity in this area, which remains an important adjunct to its core business in polished diamonds.

     LKI’s signature product, the branded Lazare Diamond®, is among the most venerable and visible product offerings in the industry, and an integral part of LKI’s broader strategy of pursuing and maintaining market niches that can generate sustainable premiums. LKI continues to expand its chain of branded retail boutiques in Asia, where brand consciousness retains a central importance in the luxury goods market. LKI is also building its network of dedicated counters and “store within a store” facilities at leading high-end retail jewellers. At the same time, the Company is expanding its presence in the fine cut, commercial make segment of the market and strengthening its bulk sales capacity in such established polished trading centres as Belgium, Israel and Hong Kong. Polished sales growth going forward is expected to be targeted largely on the Middle East and Asia. During the year under review the Company streamlined its polished sales functions, and pursued, in an increasingly price-sensitive environment, more reciprocal customer relationships premised on quality.

     LKI continues to rationalize its jewellery lines with the aim of increasing sales velocity, maintaining an emphasis on diamond-centered classical design and larger stones. Another source of differentiation for the Company is its Bellataire® line of HPHT-processed diamonds. During the year under review LKI’s partner in this product offering changed, with Sandvik, a large Swedish group specializing in advanced materials, high technology and engineering buying out the interest of Littlejohn. Discussions have begun with this new and welcome partner on how to make the most of Bellataire’s unique, established niche in the market.

     LKI has always taken pride in its own intellectual property and technological innovations, especially against the backdrop of progressively increasing industry reliance on technology. In that vein, the Company continued to invest heavily during Fiscal Year 2007 in protecting its valuable intellectual property rights against infringement. The Gemmological Institute of America (GIA) has been added as a defendant in the suit filed in 2006 against PhotoScribe Technologies Inc. asserting violation of certain of LKI’s patent rights. The Company intends vigorously to pursue this litigation, for which a trial date in early 2008 has now been set.

     LKI’s polishing factory in Puerto Rico, the first in the industry accorded SA8000 certification status for workplace excellence, represents intellectual capital of a different sort. The workforce there specializes in precision diamond polishing that continues to distinguish the Lazare Diamond and anchor the brand. However, Puerto Rico is not immune from the forces that are drawing beneficiation away from traditional centers toward lower-cost operations in Asia and greenfields ventures in southern Africa; and the scale of manufacturing at this factory is accordingly decreasing. Puerto Rico will progressively act as a service center for LKI’s distribution and manufacturing facilities elsewhere--a source, in a skills-based business, of valuable human and other resources on which those operations can draw.

     The Company remains committed to upholding the standards and values of transparency, accountability, and good corporate citizenship throughout the many jurisdictions in which it operates. This is a matter not just of an operating culture cultivated through over a century of straight dealing, but also, increasingly, of necessity for the diamond industry as a whole in an era of heightened consumer and other scrutiny. The Company’s operations are aligned not only with such binding measures as the USA PATRIOT Act and the Kimberley Process, but also with various voluntary systems of warranty, disclosure and proactive engagement developed by such bodies as the World Diamond Council and the United Nations Global Compact.

     Of course, in these matters as in others, and all the more so in challenging trading conditions, it is on the quality and commitment of its people that the Company ultimately depends. LKI thanks all its employees for their professionalism, their dedication, and their performance-for all the practical hard work which gives rise to that most impractical and alluring of objects, the diamond.

     And let us in closing, on a personal note and on behalf of all the directors of LKI, pay tribute to one of our Board members who passed away during the year under review. We salute Mike Feldman as a distinguished public servant and businessman, a dedicated and longstanding director of LKI, an exemplar of the good conduct to which the Company aspires, and above all a good friend and human being.

Maurice Tempelsman	Leon Tempelsman
Chairman of the	Vice Chairman of the
Board	Board

Selected Financial Data

(In thousands, except share and per share data)	2007	2006	2005	2004	2003

Net sales	$434,406	$528,045	$421,411	$235,775	$203,159

Income/(loss) before income tax provision/(benefit) and cumulative effect of change in accounting principle	$(4,751)	$766	$7,870	$3,273	$3,256

Income/(loss) before cumulative effect of change in accounting principle	$(4,751)	$766	$7,870	$2,399	$2,066

Net income/(loss)	$(2,976)	$1,528	$5,230	$2,399	$1,094	(1)

Basic earnings/(loss) per share before cumulative effect of change in accounting principle (based on the weighted average number of shares)	$(0.36)	$0.18	$0.62	$0.28	$0.24

Basic earnings/(loss) per share (based on weighted average number of shares)	$(0.36)	$0.18	$0.62	$0.28	$0.13

Diluted earnings/(loss) per share before cumulative effect of change in accounting principle (based on the weighted average number of shares)	$(0.36)	$0.18	$0.60	$0.28	$0.24

Diluted earnings/(loss) per share (based on the weighted average number of shares)	$(0.36)	$0.18	$0.60	$0.28	$0.13

At May 31:
Total assets	$290,283	$263,712	$250,284	$180,712	$160,411

Long-term debt, long-term portion	$36,060	$64,176	$60,000	$34,726	$16,756

Working capital	$105,438	$143,724	$141,556	$110,599	$90,175

Stockholders’ equity	$92,997	$95,796	$96,305	$92,416	$90,207

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

(1) Includes $1.0 million (net of tax) charge for the cumulative effect of a change in accounting principle.

Management’s Discussion and
Analysis

          This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management’s belief as well as assumptions made by, and information currently available to, management pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1—“Description of Business”, and elsewhere in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

          This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years “2007”, “2006” and “2005” refer to the fiscal years ended May 31, 2007, 2006 and 2005, respectively.

Overview

          The Company is engaged in the cutting, polishing and selling of branded and non-branded (“commercial”) diamonds. The Company’s premier product line is comprised of ideally proportioned diamonds which it markets internationally under the brand name “Lazare Diamonds®”. Ideally proportioned diamonds are distinguished from non-ideal cut diamonds by the symmetrical relationship of their facets, which optimize the balance of brilliance, sparkle and fire in a polished diamond. The Company’s domestic manufacturing facility, located in Puerto Rico, is believed by the Company to be among the largest diamond cutting facilities in the United States. In addition, through various cooperative agreements, the Company cuts and polishes commercial diamonds which it markets to wholesalers, distributors and retail jewelers. Rough stones purchased by the Company are either selected for manufacturing or resold as rough diamonds in the marketplace.

          The Company’s overall revenues are, in part, dependent upon the availability of rough diamonds, the world’s known sources of which are highly concentrated. The Diamond Trading Company (“DTC”) is the world’s largest rough diamond selling organization. The Company has been a client of the DTC for approximately 60 years. The Company supplements its rough diamond needs by secondary market purchases and has entered into relationships with other primary source suppliers.

          The Company has a technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with Sociedade de Comercializacao de Diamantes de Angola SARL (“SODIAM”), the government entity responsible for development and marketing of diamonds produced in Angola. Informal sector rough diamond buying from this operation commenced during the first fiscal quarter of 2005. During the third fiscal quarter of 2006 the Company’s rough buying operations expanded to include buying in the Angolan formal sector. During the second fiscal quarter 2007 Angolan formal sector operations were transferred to separate joint venture companies. The Company is currently negotiating a further expansion and restructuring of its Angolan operations to include exploration and development through various additional joint ventures.

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

          The Company has signed a strategic cooperation agreement with NamGem Diamond Manufacturing Company (PTY) Ltd. (“NamGem”) for the cutting and polishing of diamonds in Namibia. NamGem is Namibia’s flagship venture in the international diamond polishing industry. Under the terms of the agreement, the Company provides technical manufacturing assistance and supervises the manufacture of the Company’s rough diamonds deemed suitable to cut and polish. Production under this agreement commenced during the third quarter of 2004.

          During September 2006 the Company and the Overseas Private Investment Corporation, an independent agency of the United States Government (“OPIC”) signed a commitment letter pursuant to which OPIC committed to provide approximately $25 million of long-term financing in support of the acquisition of certain rough diamonds to be cut and polished in Namibia. Pursuant thereto, a subsidiary of the Company and OPIC entered into a financing agreement in February 2007. The Company is currently in negotiations with third parties regarding changes to its existing Namibian operations. Pending a satisfactory outcome of these negotiations and subject to various conditions precedent under the financing agreement, the Company anticipates initial borrowing under the facility to commence during fiscal 2008.

          In November of 2004 the Company signed an agreement with Nozala Investments (Pty) Ltd., a broadly based women’s empowerment investment group, for cooperation in South Africa’s diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government’s recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector’s contribution to economic development. Cutting and polishing activities which concentrate on local sources of rough diamond supply commenced during the third fiscal quarter of 2006.

          In February 2006, Lazare Kaplan Botswana (Pty) Ltd., a wholly owned subsidiary, was granted a license from the Government of Botswana to cut and polish diamonds in that country.

          The Company continues its efforts to develop additional sources of rough diamonds, including potential opportunities in Africa.

          Through February 2009, the Company’s wholly-owned subsidiary, Pegasus Overseas Ltd. (“POL”) has an exclusive agreement with Diamond Innovations Inc. (“DI”) under which POL will market natural diamonds that have undergone a new high pressure, high temperature (HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. POL sells diamonds that have undergone the HPHT process under the Bellataire® brand name.

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

          While the Company believes that its success in maintaining quantities and qualities of polished inventory that best meet its customers’ needs is achieved through its ability to fully integrate its diverse rough and polished diamond sources, any significant disruption of the Company’s access to its primary source suppliers could have a material adverse effect on the Company.

Results of Operations

2007 Compared to 2006

Net Sales

               Net sales in 2007 and 2006 were $434.4 million and $528.0 million, respectively. The decrease in net sales primarily reflects the transfer during the second fiscal quarter 2007 of certain rough trading operations to a separately operated joint venture company, which the Company accounts for on the equity method.

               Polished diamond revenues in 2007 were $143.3 million, as compared to $149.8 million in 2006. This decrease reflects lower sales of branded diamonds partially offset by increased sales of fine cut commercial diamonds. Factors leading to the decrease in polished sales include liquidity concerns throughout the diamond and jewelry distribution chain, reluctance on the part of U.S. retailers to take stock positions and market resistance to price increases the Company seeks to pass through to customers.

               Rough diamond sales in 2007 were $291.1 million, as compared to $378.3 million in 2006. The decrease in rough diamond sales reflects the transfer of formal sector Angolan rough diamond buying and trading operations to a joint venture entity, which the Company accounts for on the equity method. Rough diamond revenue for 2007 includes $1.0 million received in connection with certain sourcing and financing initiatives.

Gross Profit

               During 2007 gross margin on net polished sales was 9.9% compared to 13.8% in 2006. The decrease in polished gross margin reflects a shift in sales mix with a higher percentage of polished sales derived from fine cut commercial diamonds which typically carry a lower gross margin than branded diamonds. This decrease also reflects increased rough diamond prices which the Company was unable to fully pass through to customers and efforts by the Company to sell certain slower moving commercial diamonds at reduced prices. Additionally, polished gross margin reflects reduced revenue and margin from laser inscription fees (see “Legal Proceedings”).

               Rough gross margin during 2007 was 3.0% compared to 2.4% in the prior year. Increased rough gross margin reflects improving market conditions and a reduction in allocable sourcing costs incurred by the Company’s Angolan informal sector operations.

               As a result of the foregoing, overall gross margin percentage during 2007 was 5.3% compared to 5.7% in 2006.

Selling, General and Administrative Expenses

               Selling, general and administrative expenses for 2007 were $25.7 million, as compared to $24.8 million for 2006. The increase for 2007 reflects increased legal costs associated with litigation the Company initiated to protect certain of its intellectual property rights offset by a reduction in employee salaries and wages. Selling, general and administrative expense for 2007 reflects the reimbursement of $1.2 million of costs incurred in connection with certain sourcing and financing initiatives. Selling, general and administrative expense for 2006 is net of $1.5 million which a third party agreed to pay the Company in connection with the settlement of certain contractual obligations.

Interest Expense

               Interest expense for 2007 was $5.9 million, as compared to $3.8 million for 2006. This increase primarily reflects increased levels of borrowing and higher interest rates during 2007. Increased borrowings during 2007 primarily related to the expansion of rough sourcing in Angola.

Equity in (Income) / Loss of Joint Ventures

               During 2007 and 2006 the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. The Company’s share of operations aggregated a profit of $3.9 million in 2007 and a loss of approximately $0.5 million in 2006.

Income Tax

               The Company’s 2007 and 2006 income tax benefit primarily reflects its ability to carryforward certain operating losses for U.S. income tax purposes. For 2006 this tax benefit was partially offset by tax expense attributable to the repatriation of certain previously untaxed accumulated foreign earnings.

Earnings Per Share

               Basic and fully diluted earnings/(loss) per share were $(0.36) for 2007 and $0.18 for 2006. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

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

               Rough diamond sales in 2006 were $378.2 million, an increase of $113.8 million over 2005. The increase in rough diamond sales is primarily related to an increase in the Company’s Angolan rough buying and trading operations. This increase also reflects an increase in the supply of rough diamonds made available to the Company by other rough diamond producers.

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

Equity in (Income) / Loss of Joint Ventures

          During 2006 the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. The Company’s share of initial operations aggregated a loss of approximately $0.5 million.

Income Tax

          The Company’s 2006 income tax benefit reflects its ability to carryforward certain operating losses for U.S. income tax purposes, offset in part by tax expense attributable to the repatriation of certain previously untaxed accumulated foreign earnings. The tax provision for 2005 generally approximated the U.S. statutory federal income tax rate.

Earnings Per Share

          Basic and fully diluted earnings per share for 2006 were each $0.18. Basic and fully diluted earnings per share for 2005 were $0.62 and $0.60, respectively. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

New Accounting Pronouncements

          In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective as of the beginning of the Company’s fiscal year 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of FIN 48 on its financial position, results of operations and cash flows.

           In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS 157 on its financial position, results of operations and cash flows.

           In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Asset and Financial Liability: Including an amendment of FASB Statement No. 115” (“SFAS 159”). The standard permits all entities to elect to measure certain financial instruments and other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on its financial position, results of operations and cash flows.

Foreign Operations

          International business represents a major portion of the Company’s revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company’s foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company’s subsidiary, Lazare Kaplan Japan Inc., which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2007 and 2006, the Company

recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(766,000) and $(425,000) respectively, which are shown as a component of stockholders’ equity in the accompanying balance sheets.

Liquidity—Capital Resources

          The Company used $9.3 million and $33.7 million of cash flow from operations in 2007 and 2006, respectively. The Company’s usage of cash flow from operations, funded by an increase in borrowings, was primarily used to expand inventory sourcing and support increased sales volume.

          The Company’s working capital at May 31, 2007, 2006 and 2005 was $105.4 million, $143.7 million and $141.6 million, respectively. The decrease in working capital for 2007 primarily reflects a shift in borrowing by the Company with a greater portion of current year operations financed by short-term loan facilities.

          Fixed asset additions of $0.5 million in 2007 and $1.8 million in 2006 primarily reflect the expansion and upgrading of manufacturing facilities and equipment.

          The Company has a $35.0 million long-term unsecured, committed revolving loan agreement and a $10.0 million unsecured, uncommitted credit agreement. The Company may borrow under the committed facility (including up to $1.0 million under letters of credit, $0.7 million issued at May 31, 2007) through December 1, 2008. The loan term may be extended in one-year increments commencing November 30, 2007, subject to the consent of the lending banks. Borrowings under both agreements bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of these facilities are available for the Company’s working capital needs. The loan agreements contain certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, and (b) limitation on other borrowing levels, investments, capital expenditures, dividends and the repurchase of treasury shares. As of May 31, 2007 and 2006, the balance outstanding under both facilities was $41.0 million and $38.0 million, respectively.

          The Company maintains an additional unsecured, committed revolving loan agreement with a bank. At May 31, 2007 the maximum amount available under the facility was $30.0 million. The maximum borrowing limit permitted under the facility is scheduled to reduce to $20.0 million on June 30, 2007, with further reductions of $1.0 million at the end of September, October and November 2007, $7.0 million on December 31, 2007 and $5.0 million on each of March 31, 2008 and June 30, 2008. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. Borrowings under this loan agreement amounted to $26.0 million and $29.2 million at May 31, 2007 and 2006, respectively.

          The Company has a $25.0 million and a $45.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2007 and 2006, the balance outstanding under both lines of credit was $53.5 million and $40.8 million, respectively. Borrowings under these lines are available for the Company’s working capital requirements and are payable on demand.

          A subsidiary of the Company maintains a loan facility which enables it to borrow up to 520 million Japanese yen (approximately $4.3 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2008. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2007 and 2006 the balance outstanding under this facility was $1.1 million and $4.2 million U.S. dollars, respectively.

          The Company’s long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lockbox whereby remittances from the Company’s customers reduce the debt outstanding.

          Long-term debt of $36.1 million outstanding at May 31, 2007 is scheduled to be repaid in the fiscal year ended May 31, 2009. At May 31, 2007 the Company was not in compliance with an annual financial covenant under certain of its loan facilities.

The Company has since received waivers from its lenders.

          The following table includes aggregate information about the Company’s contractual obligations including interest as of May 31, 2007 and the periods in which payments are due. Certain of these amounts are not required to be included in the Company’s consolidated balance sheet (in millions):

Payments Due by Period	Total	Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years

Debt	$133.2	$92.2	$41.0	$—	$—
Operating Leases	8.3	0.8	1.9	1.3	4.3

Total Contractual Cash Obligations	$141.5	$93.0	$42.9	$1.3	$4.3

          Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

          Stockholders’ equity was $93.0 million at May 31, 2007 as compared to $95.8 million at May 31, 2006. This decrease primarily reflects current year results of operations. No dividends were paid to stockholders during the year ended May 31, 2007.

Critical Accounting Policies

          Use of Accounting Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

          Revenue Recognition—The Company recognizes revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed or determinable. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Conversely, in certain instances, the Company is obligated to share profits it realizes on the sale of stones. This additional cost is included in cost of sales when the related revenue is recognized. When necessary, the Company provides for estimated returns (where a right to return exists) in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

          Equity in (income) / loss of joint ventures – The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures.

          Inventories—Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using the average cost method. The Company provides an inventory reserve equal to the difference between the cost of the inventory and the estimated market value, to ensure inventories are stated at the lower of cost or market. The determination of market value is highly subjective as it is based on the relative significance assigned to various attributes of a diamond, including carat weight, color, clarity and quality of cut. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

          Allowance for Doubtful Accounts—Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company’s ongoing credit evaluations of customers, customer payment history and account aging.

          Deferred Tax Assets—Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards. The Company provides a valuation allowance for the estimated unrecoverable portion of the deferred tax assets. Factors that the Company considers in assessing the likelihood of future realization include the forecast of future taxable income and available tax planning strategies. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The Company will continue to monitor and assess the recoverability of its deferred tax assets in the future for changes to the tax code, change in statutory tax rates and the projected level of taxable income.

          Asset Impairment—The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. In assessing the recoverability of the Company’s long-lived assets, the Company makes assumptions in determining estimated future sales, profit margin and expenses to arrive at estimated future cash flows. If the Company determines, based upon such measures, that the carrying amount is impaired, the long-lived asset will be written down to its recoverable value based upon either the discounted future cash flows or appraised fair value. The fair value of assets could be different using different estimates and assumptions in these valuation techniques.

Business Developments

          In March 1999, the Company and ALROSA entered into a ten year agreement to expand their relationship in the cutting, polishing and marketing of gem diamonds for up to $100 million a year. Under the terms of this agreement, the Company and ALROSA agreed to refurbish certain diamond cutting facilities in Russia. At present, the Company’s operations in Russia are consolidated in two facilities, both of which are fully operational.

           During the fourth quarter of 2004 the Company signed a four year technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with SODIAM, the government entity responsible for the development and marketing of diamonds produced in Angola. The Company began active buying in the Angolan informal sector during the first quarter of fiscal 2005. During the third fiscal quarter of 2006 the Company’s rough buying operations expanded to include buying in the Angolan formal sector. During the second fiscal quarter 2007 Angolan formal sector operations were transferred to separate joint venture companies. The Company is currently negotiating a further expansion and restructuring of its Angolan operations to include exploration and development through various additional joint ventures.

          During the third quarter of 2004 the Company signed a cooperation agreement with NamGem for the cutting and polishing of diamonds in Namibia. NamGem is Namibia’s flagship venture in the international diamond polishing industry. Under the terms of the agreement the Company provides marketing and technical manufacturing assistance to NamGem. The Company purchases rough diamonds and supervise’s the manufacturing of those deemed suitable to cut and polish. The Company pays NamGem for manufacturing on a fee for services basis. All rough and polished diamonds are bought and sold by the Company for its account.

          During September 2006 the Company and the Overseas Private Investment Corporation, an independent agency of the United States Government (“OPIC”) signed a commitment letter pursuant to which OPIC committed to provide approximately $25 million of long-term financing in support of the acquisition of certain rough diamonds to be cut and polished in Namibia. Pursuant thereto, a subsidiary of the Company and OPIC entered into a financing agreement in February 2007. The Company is currently in negotiations with third parties regarding changes to its existing Namibian operations. Pending a satisfactory outcome of these negotiations and subject to various conditions precedent under the financing agreement, the Company anticipates initial borrowing under the facility to commence during fiscal 2008.

          In November of 2004 the Company signed an agreement with Nozala Investments (Pty) Ltd., a broadly based women’s empowerment investment group, for cooperation in South Africa’s diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government’s recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector’s contribution to economic development. Cutting and polishing activities which concentrate on local sources of rough diamond supply commenced during the third fiscal quarter of 2006.

          Through February 2009, the Company’s wholly-owned subsidiary, Pegasus Overseas Ltd. (“POL”) has an exclusive agreement with Diamond Innovations Inc. (“DI”) under which POL will market natural diamonds that have undergone a high pressure, high temperature (HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy shapes. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL sells only diamonds that have undergone the HPHT process under the Bellataire® brand name. In connection with this agreement, the Company granted a security interest in POL’s diamond inventory amounting to $13.5 million at May 31, 2006.

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

          As a concerned member of the international diamond industry and global community at large, the Company fully supports and complies with policies which prohibit the trade in conflict diamonds, prevent money laundering and combat the financing of terrorism, a position which reflects the Company’s leadership in the industry. The Company fully complies with clean diamond trading and anti-money laundering legislation adopted by the United States Government such as the USA PATRIOT ACT and the Clean Diamond Trade Act, and supports relevant resolutions of concerned regional governments and international organizations including the OECD and the United Nations. The Company is a founding member of the United Nations Global Compact which was launched in 2000 to “initiate a global compact of shared values and principles which will give a human face to the global market”. The Company will continue to join various industry and trade associations in condemning and combating the trade in illicit diamonds and to comply fully with World Diamond Congress resolutions for industry self-regulation in respect of the Kimberley Process Certification Scheme, including implementation of the prescribed System of Warranties and Code of Conduct. Furthermore, the Company long ago adopted the highest professional and ethical standards in every aspect of our business and is fully compliant with the DTC’s recently developed Diamond Best Practices Principles.

Risks and Uncertainties

          The world’s sources of rough diamonds are highly concentrated in a limited number of countries. Varying degrees of political and economic risk exist in many of these countries. As a consequence, the diamond business is subject to various sovereign risks beyond the Company’s control, such as changes in laws and policies affecting foreign trade and investment. In addition, the Company is subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

          The Company’s business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world’s current diamond output is sold by the Diamond Trading Company (“DTC”), the rough diamond sales arm of the De Beers Group. Although the DTC has historically been one of the Company’s major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company’s rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company’s access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

          In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its “supplier of choice” marketing programs. These policy changes are intended to drive consumer demand for diamond jewelry by fostering the development of efficient distribution networks that stimulate demand, support the emergence of internationally recognized brands to meet consumer needs, supply clients with a consistent supply of rough diamonds and encourage and support additional investment in marketing and advertising programs with the goal of developing an industry led by advertising and marketing support.

          Further, through its control of the world’s diamond output, the DTC could exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the

Company’s revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

          The Company is currently a DTC Sightholder under the Supplier of Choice Program. The Company believes it is well positioned to benefit from these changes in the DTC’s approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company’s operations.

          In addition, the Company’s manufacturing, trading and sourcing operations abroad are subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

          The Company’s cooperation arrangement with ALROSA and its sourcing arrangements in Angola represent a significant part of its operations. Any interruption in the supply of diamonds from Russia or Angola could have a material adverse effect on the Company.

Consolidated Statements of Operations

	Year ended May 31,

(In thousands, except share and per share data)	2007	2006	2005

Net sales	$434,406	$528,045	$421,411

Cost of sales	411,523	498,197	386,677

	22,883	29,848	34,734

Selling, general and administrative expenses	25,691	24,759	24,475
Interest expense	5,856	3,786	2,389
Equity in (income) / loss of joint ventures	(3,913)	537	—

	27,634	29,082	26,864

Income / (loss) before income tax provision	(4,751)	766	7,870
Income tax provison/(benefit)	(1,775)	(762)	2,640

NET INCOME / (LOSS)	$(2,976)	$1,528	$5,230

EARNINGS / (LOSS) PER SHARE

Basic earnings / (loss) per share	$(0.36)	$0.18	$0.62

Average number of shares outstanding during the period	8,207,006	8,291,413	8,448,704

Diluted earnings / (loss) per share	$(0.36)	$0.18	$0.60

Average number of shares outstanding during the period, assuming dilution	8,207,006	8,569,661	8,653,222

See notes to consolidated financial statements.

Consolidated Balance Sheets

	May 31,

(In thousands, except share data)	2007	2006

Assets
CURRENT ASSETS:
Cash and cash equivalents	$7,869	$8,160
Accounts receivable, less allowance for doubtful accounts ($846 and $515 in 2007 and 2006, respectively)	133,989	91,403
Inventories, net:
Rough stones	14,300	24,746
Polished stones	97,767	108,368

Total inventories	112,067	133,114

Prepaid expenses and other current assets	10,750	12,763
Deferred tax assets-current	1,989	2,024

TOTAL CURRENT ASSETS	266,664	247,464

Property, plant and equipment, net	7,281	8,318
Other assets	6,804	423
Deferred tax assets, net	9,534	7,507

	$290,283	$263,712

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Accounts payable and other current liabilities	$75,690	$55,771
Current portion of long-term debt and lines of credit	85,536	47,969

TOTAL CURRENT LIABILITIES	161,226	103,740

Long-term debt	36,060	64,176

TOTAL LIABILITIES	197,286	167,916

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, par value $.01 per share:
Authorized 1,500,000; no shares outstanding	—	—
Common stock, par value $1 per share:
Authorized 12,000,000 shares; issued 8,946,845 and 8,821,345 in 2007 and 2006, respectively	8,947	8,821
Additional paid-in capital	63,090	62,187
Cumulative translation adjustment	(766)	(425)
Retained earnings	27,324	30,300

	98,595	100,883
Less treasury stock, 687,545 and 624,211 shares at cost in 2007 and 2006, respectively	(5,598)	(5,087)

TOTAL STOCKHOLDERS’ EQUITY	92,997	95,796

	$290,283	$263,712

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended May 31,

(In thousands)	2007	2006	2005

Cash Flows from Operating Activities:
Net income/(loss)	$(2,976)	$1,528	$5,230
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,518	1,310	1,159
Provision for uncollectible accounts	358	168	59
Compensation expense - noncash	124	—	329
Deferred income taxes	(1,992)	(1,585)	2,289
Equity in earnings of unconsolidated affiliates	(3,913)	537	—
Changes in operating assets and liabilities:
Accounts receivable	(42,944)	(4,581)	(25,237)
Rough and polished inventories	21,047	(8,530)	(31,207)
Prepaid expenses and other current assets	2,013	(944)	(5,779)
Other assets	(2,489)	(124)	45
Accounts payable and other current liabilities	19,919	(21,470)	30,564

Net cash used in operating activities	(9,335)	(33,691)	(22,548)

Cash Flows from Investing Activities:
Capital expenditures	(460)	(1,839)	(1,790)

Net cash used in investing activities	(460)	(1,839)	(1,790)

Cash Flows from Financing Activities:
Increase in borrowings	9,451	35,407	35,119
Purchase of treasury stock	(511)	(1,968)	(1,973)
Proceeds from exercise of stock options	905	115	258

Net cash provided by financing activities	9,845	33,554	33,404

Effect of exchange rate changes on cash	(341)	(184)	45

Net increase/(decrease) in cash and cash equivalents	(291)	(2,160)	9,111
Cash and cash equivalents at beginning of year	8,160	10,320	1,209

Cash and cash equivalents at end of year	$7,869	$8,160	$10,320

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$5,558	$3,363	$2,532
Income taxes	$211	$508	$449

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)	Common Stock	Additional Paid-in Capital	Cumulative Translation Adjustment	Retained Earnings	Treasury Stock	Total Stockholders’ Equity

Balance, May 31, 2004	$8,711	$61,595	$(286)	$23,542	$(1,146)	$92,416

Comprehensive income:
Net income	—	—	—	5,230	—	5,230
Foreign currency translation	—	—	45	—	—	45

Comprehensive income						5,275
Exercise of stock options, 92,060 shares issued	92	495	—	—	—	587
Purchase of treasury stock,197,273 shares	—	—	—	—	(1,973)	(1,973)

Balance, May 31, 2005	$8,803	$62,090	$(241)	$28,772	$(3,119)	$96,305

Comprehensive income:
Net income	—	—	—	1,528	—	1,528
Foreign currency translation	—	—	(184)	—	—	(184)

Comprehensive income						1,344
Exercise of stock options, 18,666 shares issued	18	97	—	—	—	115
Purchase of treasury stock, 216,838 shares	—	—	—	—	(1,968)	(1,968)

Balance, May 31, 2006	$8,821	$62,187	$(425)	$30,300	$(5,087)	$95,796

Comprehensive loss:
Net loss	—	—	—	(2,976)	—	(2,976)
Foreign currency translation	—	—	(341)	—	—	(341)

Comprehensive loss						(3,317)
Exercise of stock options, 125,500 shares issued	126	779	—	—	—	905
Share based compensation expense		124				124
Purchase of treasury stock, 63,334 shares	—	—	—	—	(511)	(511)

Balance, May 31, 2007	$8,947	$63,090	$(766)	$27,324	$(5,598)	$92,997

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended May 31, 2007, 2006 and 2005

1. Accounting Policies

a. The Company and its Principles of Consolidation

          The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. In these notes to consolidated financial statements, the years “2007”, “2006” and “2005” refer to the fiscal years ended May 31, 2007, 2006 and 2005, respectively.

b. Use of estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

c. Sales and accounts receivable

Sales arrangements with customers:

          The Company’s polished diamond and diamond jewelry customers consist primarily of wholesale and retail clients. The Company’s rough diamond customers consist primarily of rough diamond cutters. The Company generally ships polished diamond inventory to customers subject to verification of the diamond particulars.

          The Company’s policy is to recognize revenue when title and risk of ownership have passed to the buyer, the earnings process is complete and the sale price is fixed and determinable. Polished diamond sales includes revenue derived from the sale of polished diamonds and the cutting, polishing and laser inscription of polished diamonds. In addition, in certain instances, the Company may be entitled to receive incremental profits from its customers on the sale of certain stones. Such profits are recognized as revenue when realized. Where the Company acts as a principal in the sales transaction, takes title to the product and has risks and rewards of ownership, the gross value of diamonds invoiced is recorded as sales with the portion of profits allocable to others (where applicable) included in cost of sales.

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

          The Company’s net sales to customers in each of the following regions for the years ended May 31, 2007, 2006 and 2005 are set forth below:

	2007	2006	2005

United States	15%	13%	20%
Far East	8%	7%	9%
Europe, Israel & Other	77%	80%	71%

	100%	100%	100%

          No single customer of the Company accounted for 10% or more of the Company’s net sales for the fiscal years ended May 31, 2007, 2006 and 2005. Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its rough stones with those of other wholesalers. Under certain circumstances, primarily related to foreign sales, the wholesaler assumes responsibility for billing and collection efforts. While the ultimate sales are made to multiple third parties the resulting accounts receivable are aggregated for purposes of determining concentration of credit risk. One customer accounted for 34.1% of accounts receivable at May 31, 2007. Two customers accounted for 15.2% and 11.5% of accounts receivable at May 31, 2006.

          Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company’s ongoing credit evaluations of customers, customer payment history and account aging.

          Credit is extended based on an evaluation of each customer’s financial condition and generally collateral is not required on the Company’s receivables

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

i. Foreign currency

          All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company’s foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company’s subsidiary, Lazare Kaplan Japan, which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and the Company recognizes foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan as a component of stockholders’ equity in the accompanying balance sheets.

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

          In addition, the Company offers programs whereby certain sales staff employed by the Company’s customers can receive consideration for sales of the Company’s products. The Company characterizes as selling, general and administrative expense the consideration it pays to the salesperson.

k. Consideration received from vendors

          Periodically, the Company negotiates agreements with vendors to share certain promotional costs. The Company classifies amounts expended on such promotions as selling general and administrative expense when incurred. Similarly, amounts reimbursed by vendors are characterized as a reduction of selling, general and administrative expense.

          Advertising costs are expensed as incurred and were $2.3 million, $2.6 million and $2.8 million in 2007, 2006 and 2005, respectively.

l. Shipping and handling:

          Shipping and handling costs incurred by the Company to deliver product to customers, $0.3 million in 2007, $0.4 million in 2006 and $0.3 million in 2005, are classified in the Company’s income statement as selling, general and administrative expense.

m. Equity investments

          The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures

n. Income taxes

          The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

          The Company and its domestic subsidiaries file a consolidated income tax return. The Company’s foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

          Earnings from foreign subsidiaries are intended to be reinvested indefinitely with the exception that Pegasus Overseas Ltd., a wholly owned foreign subsidiary, declared on May 1, 2006 a dividend in the amount of $8.0 million. The Company provided $0.4 million for U.S. income taxes related to the dividend in 2006.

o. Earnings per share

          The Company computes basic earnings per share based upon the weighted average number of common shares outstanding, and diluted earnings per share based upon the weighted average number of common shares outstanding including the impact of dilutive stock options.

	2007	2006	2005

Average number of shares outstanding during the period	8,207,006	8,291,413	8,448,704

Effect of dilutive stock options	—	278,248	204,518

Average number of shares outstanding during the period assuming dilution	8,207,006	8,569,661	8,653,222

Antidilutive options of 926,451 were not included in the computation of dilutive earnings per share for 2007 because the Company had a net loss for the year. For 2006 and 2005 601,800 and 352,000 antidilutive options, respectively were not included in the computation of diluted earnings per share because the exercise price of the options were greater than the average market price of the common shares.

 p. Risks and Uncertainties

          The world’s sources of rough diamonds are highly concentrated in a limited number of countries. Varying degrees of political and economic risk exist in many of these countries. As a consequence, the diamond business is subject to various sovereign risks beyond the Company’s control, such as changes in laws and policies affecting foreign trade and investment. In addition, the Company is subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.

          The Company’s business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world’s current diamond output is sold by the Diamond Trading Company (“DTC”), the rough diamond sales arm of the De Beers Group. Although the DTC has historically been one of the Company’s major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company’s rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company’s access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds.

          In July 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it will stop open market purchases and alter its market control and pricing policies. Henceforth, the DTC has said it will focus on selling its own mining productions through its “supplier of choice” marketing programs. These policy changes are intended to drive consumer demand for diamond jewelry by fostering the development of efficient distribution networks that stimulate demand, support the emergence of internationally recognized brands to meet consumer needs, supply clients with a consistent supply of rough diamonds and encourage and support additional investment in marketing and advertising programs with the goal of developing an industry led by advertising and marketing support.

          Further, through its control of a significant portion of the world’s diamond output, the DTC could exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could materially adversely affect the Company’s revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of rough or polished diamonds could have a material adverse affect on the Company in terms of inventory losses and lower margins.

          All current DTC sightholders have received notice of termination of the current contract effective December 31, 2007. It is expected that new sightholder appointments will be made in December 2007. The Company is hopeful it will be reappointed as a sightholder at that time. If the Company is not reappointed as a sightholder it could have a material adverse effect on its ability to purchase rough diamonds. The Company believes it is well positioned to benefit from these changes in the DTC approach to diamond marketing. However, there can be no assurance that this policy change will not have a material adverse effect on the Company’s operations.

          The Company has an agreement with AK ALROSA of Russia, which is the largest producer of rough diamonds in Russia. The Company’s cooperation arrangement with ALROSA is a significant part of its operations. Any interruption in the supply of diamonds from Russia could have a material adverse effect on the Company’s operations.

q. Stock Incentive Plans

          Through 2006, the Company accounted for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25 “Accounting for Stock Issued to Employees” and related interpretations. The following disclosures are computed as if the Company recorded compensation expense based on the fair value for stock–based awards or grants.

	Year ended May 31,

	2006	2005

Net income, as reported	$1,528	$5,230
Add: Compensation expense, net of related taxes	—	184
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	522	509

Proforma net income	$1,006	$4,905

Earnings per share as reported:
Basic	$0.18	$0.62
Diluted	$0.18	$0.60

Basic and diluted earnings pro forma:
Basic	$0.18	$0.58
Diluted	$0.12	$0.57

          Effective June 1, 2006, the Company adopted SFAS No. 123(R), “Accounting for share-based Payment,” which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under SFAS 123(R), using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of June 1, 2006 and compensation cost for all share-based payments granted subsequent to June 1, 2006 based on the grant-date fair value in accordance with the provisions of SFAS No 123(R). During 2005 the Company’s Stock Option Committee modified the vesting period applicable to certain stock options granted in 2004. The effect of this modification was to accelerate the vesting of options which would have vested on December 15, 2006 to vest on May 31, 2006. The purpose of accelerating the vesting of these options was to mitigate the costs associated with adopting SAFS No 123 (R). The Company recognized incremental stock-based compensation expense of $0.1 million during 2007 as a result of the adoption of SFAS No 123(R), included in selling, general and adminstrative expense.

r. Comprehensive Income/(loss)

          The Company reports “Comprehensive Income/(loss)” in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income. For the years ended May 31, 2007, 2006 and 2005, total comprehensive income/(loss) was $ (3.3) million, $1.3 million, and $5.3 million, respectively.

s. Reclassifications

          Certain prior year amounts have been reclassified to conform to current year presentation.

t. New Accounting Pronouncements

          In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 will be effective as of the beginning of the Company’s fiscal year 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of FIN 48 on its financial position, results of operations and cash flows.

           In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS 157 on its financial position, results of operations and cash flows.

           In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Asset and Financial Liability: Including an amendment of FASB Statement No. 115” (“SFAS 159”). The standard permits all entities to elect to measure certain financial instruments and other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on its financial position, results of operations and cash flows.

2. Property, Plant and Equipment

          Property, plant and equipment consists of (in thousands):

	May 31,

	2007	2006

Land and buildings	$2,328	$2,115
Leasehold improvements	2,637	2,633
Machinery, tools and equipment	7,793	8,775
Furniture and fixtures	1,317	1,357
Computer hardware, software and equipment	7,995	8,257

	22,070	23,137
Less accumulated depreciation and amortization	14,789	14,819

	$7,281	$8,318

Depreciation and amortization rates:

Buildings	2 to 3.7%

Leasehold improvements	3.7 to 20%

Machinery, tools and equipment	10 to 25%

Furniture and fixtures	10 to 20%

Computer hardware, software and equipment	10 to 33%

          Depreciation and amortization expense for 2007, 2006 and 2005 was $1.5 million, $1.3 million and $1.2 million, respectively.

3. Income Taxes

          The items comprising the Company’s net deferred tax assets are as follows (in thousands):

	May 31,

	2007	2006

Deferred tax assets:
Operating loss and other carryforwards	$11,325	$8,801
Other	1,998	2,004
Deferred tax liabilities:
Depreciation	(942)	(1,141)

	12,381	9,664
Less: Valuation allowance	(858)	(133)

Net deferred tax assets	$11,523	$9,531

          The income tax provision is comprised of the following (in thousands):

	Year ended May 31,

	2007	2006	2005

Current:
Federal	$—	$408	$98
State and local	105	277	117
Foreign	112	138	136

	217	823	351
Deferred:
Federal, state and local	(1,992)	(1,585)	2,289

	$(1,775)	$(762)	$2,640

          Income/(loss) before income taxes from the Company’s domestic and foreign operations (in thousands):

	Year ended May 31,

	2007	2006	2005

Domestic	$(5,936)	$(4,647)	$6,008
Foreign	1,185	5,413	1,862

	$(4,751)	$766	$7,870

          The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

	2007	2006	2005

Tax provision / (benefit) at statutory rate	$(1,615)	$260	$2,676
(Decrease) / increase in taxes resulting from:
Differential attributable to foreign operations	(291)	(1,724)	(497)
Tax on repatriated dividends	—	408	—
State and local taxes, net of Federal benefit	104	267	443
Permanent items	27	27	18

Tax provision	$(1,775)	$(762)	$2,640

          The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

Year	Net Operating Losses

2019	$8,690
2020	298
2021	120
2022	10,190
2023	25
2026	4,066
2027	5,509

$28,898

          In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $16.9 million each, expiring from 2022 through 2027.

4. Accounts Payable and Other Current Liabilities

          Accounts payable and other current liabilities consist of (in thousands):

	2007	2006

Accounts payable	$21,693	$6,608
Advances and other	43,282	42,458
Accrued expenses	10,715	6,705

	$75,690	$55,771

          Advances and other, primarily relating to the purchase, manufacture and sale of inventory, includes $31.3 million and $12.0 million payable to two parties for 2007. For 2006, $22.5 million and $15.4 million was payable to two parties.

5. Lines of Credit

          The Company has a $25.0 million and a $45.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2007 and 2006, the balance outstanding under both lines was $53.5 million and $40.8 million, respectively. Borrowings under these lines are available for the Company’s working capital requirements and are payable on demand.

          The Company has a $35.0 million long-term unsecured, committed revolving loan agreement and a $10.0 million unsecured, uncommitted credit agreement. The Company may borrow under the committed facility (including up to $1.0 million under letters of credit, $0.7 million issued at May 31, 2007) through December 1, 2008. The loan term may be extended in one year increments commencing November 30, 2007, subject to the consent of the lending banks. Borrowings under both agreements bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of these facilities are available for working capital purposes. The loan agreements contain certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2007 and 2006, the balance outstanding under both facilities was $41.0 million and $38.0 million, respectively.

          The Company maintains an additional unsecured, committed revolving loan agreement with a bank. At May 31, 2007 the maximum amount available under the facility was $30.0 million. The maximum borrowing limit permitted under the facility is scheduled to reduce to $20.0 million on June 30, 2007, with further reductions of $1.0 million at the end of September, October and November 2007, $7.0 million on December 31, 2007 and $5.0 million on each of March 31, 2008 and June 30, 2008. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. Borrowings under this loan agreement amounted to $26.0 million and $29.2 million at May 31, 2007 and 2006, respectively.

          A subsidiary of the Company maintains a loan facility which enables it to borrow up to 520 million Japanese yen (approximately $4.3 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2008. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2007 and 2006, the balance outstanding under this facility was $1.1 million and $4.2 million U.S. dollars, respectively.

          The weighted average interest rate for all outstanding borrowings under the Company’s credit facilities was 6.9% at May 31, 2007.

          Long-term debt of $36.1 million outstanding at May 31, 2007 is scheduled to be repaid in the fiscal year ended May 31, 2009. At May 31, 2007 the Company was not in compliance with an annual financial covenant under certain of its loan facilities. The Company has since received waivers from its lenders.

          The Company guarantees a portion of certain indebtedness ($0.1 million at May 31, 2007) relating to a joint diamond cutting and polishing operation in South Africa. The fair value of the guarantee is immaterial.

          The Company’s long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lock box whereby remittances from the Company’s customers reduce the debt outstanding.

6. Stock Incentive Plans

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

          Prior to 2007, the Company did not recognize compensation expense when the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of the grant. In accordance with SFAS123(R) the Company has provided pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2006 and 2005 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options’ vesting period for the pro forma disclosures. Commencing with its first quarter 2007 the Company began recording compensation expense under Statement of Financial Accounting Standards No. 123 (“SFAS123”) “Accounting for Stock-Based Compensation.”

          The following summarizes the assumptions used to estimate the fair value of stock options granted in each year:

	2007	2006	2005

Risk-free interest rate	n/a	n/a	3.85%
Expected option life	5 years	5 years	5 years
Expected volatility	—	—	30.30%

Expected dividends per share	$—	$—	$—

Options Granted	—	—	360,000

Weighted average estimated fair value per share	$—	$—	$2.81

Total intrinsic value of options exercised	$102,921	$63,350	$706,453

          A summary of the Plans’ activity for the year ended May 31, 2007 is as follows:

	Number of shares	Weighted average price per share	Weighted average remaining contractual life remaining	Aggregate Intrinsic Value

Outstanding - May 31, 2004	1,158,683	$8.21

Options expired/cancelled	(9,300)	$7.72
Options issued	360,000	$9.31
Options exercised	(169,265)	$6.70

Outstanding - May 31, 2005	1,340,118	$8.70

Options expired/cancelled	(17,001)	$6.61
Options issued	—	$—
Options exercised	(18,666)	$6.23

Outstanding - May 31, 2006	1,304,451	$8.70

Options expired/cancelled	(252,500)	$11.25
Options issued	—	$—
Options exercised	(125,500)	$7.20

Outstanding - May 31, 2007	926,451 *	$8.29

Non-Vested	100,000	$7.77	7.95	$93,000
Vested	826,451	$8.36	4.37	$284,829

Total	926,451 *	$8.29	4.76	$377,829

* Includes 190,000 warrants of which 90,000 are vested and 100,000 will vest upon meeting certain contigent conditions.

           As of May 31, 2007 there was no unrecognized compensation costs related to non-vested awards.

7. Commitments and Contingencies

          Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2007 (in thousands):

Year	Operating Leases

2008	$789
2009	665
2010	599
2011	623
2012	633
Thereafter	4,935

$8,244

          In June 2003, the Company entered into a lease for office space which serves as its corporate headquarters. The term of the lease is through September 30, 2019 at an average annual base rental rate of approximately $0.6 million per year.

           Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2007, 2006, and 2005 was approximately, $1.0 million, $1.0 million and $0.9 million, respectively. As of May 31, 2007 approximately $11.5 million of inventory owned by Pegasus Overseas, Ltd., a wholly owned subsidiary, is subject to a security interest by a third party.

As of May 31, 2007 approximately $11.5 million of inventory owned by Pegasus Overseas, Ltd., a wholly owned subsidiary, is subject to a security interest by a third party.

8. Profit Sharing Plan

          The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company’s pretax earnings for the fiscal year that ends in the plan year exceed $3.5 million. The Company did not make a matching contribution in 2006 and does not anticipate making a contribution for the 2007 plan year. The Company made a matching contribution for the 2005 plan year of approximately $40,000.

9. Geographic Segment Information

          Revenue, gross profit and income/(loss) before income tax provision for each of the three years in the period ended May 31, 2007 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

	North America	Europe	Africa	Far East	Elimi- nations	Consoli- dated

Year ended May 31, 2007
Net sales to unaffiliated customers	$98,701	$318,365	$1,000	$16,340	$—	$434,406
Transfers between geographic areas	105,887	—	184,220	—	(290,107)	—

Total revenue	$204,588	$318,365	$185,220	$16,340	$(290,107)	$434,406

Gross profit	$13,764	$2,938	$2,252	$3,923	$6	$22,883

Income/(loss) before income taxes	$(11,518)	$316	$6,356	$89	$6	$(4,751)

Identifiable assets at May 31, 2006	$151,452	$92,441	$38,609	$7,829	$(48)	$290,283

Year ended May 31, 2006
Net sales to unaffiliated customers	$103,914	$390,599	$17,196	$16,336	$—	$528,045
Transfers between geographic areas	147,120	524	232,498	9	(380,151)	—

Total revenue	$251,034	$391,123	$249,694	$16,345	$(380,151)	$528,045

Gross profit	$21,281	$2,593	$2,174	$3,785	$15	$29,848

Income/(loss) before income taxes	$(1,382)	$297	$1,881	$(45)	$15	$766

Identifiable assets at May 31, 2006	$167,267	$58,600	$29,081	$8,819	$(55)	$263,712

Year ended May 31, 2005
Net sales to unaffiliated customers	$108,378	$295,743	$—	$17,290	$—	$421,411
Transfers between geographic areas	167,634	1,501	113,610	45	(282,790)	—

Total revenue	$276,012	$297,244	$113,610	$17,335	$(282,790)	$421,411

Gross profit	$28,189	$2,601	$(931)	$4,818	$57	$34,734

Income/(loss) before income taxes	$8,175	$365	$(1,231)	$504	$57	$7,870

Identifiable assets at May 31, 2005	$153,640	$59,096	$29,964	$7,654	$(70)	$250,284

Revenue and gross profit for each of the three years in the period ended May 31, 2007 classified by product were as follows (in thousands):

	Polished	Rough	Total

Year ended May 31, 2007
Net sales	$143,342	$291,064	$434,406

Gross profit	$14,199	$8,684	$22,883

Year ended May 31, 2006
Net sales	$149,767	$378,278	$528,045

Gross profit	$20,606	$9,242	$29,848

Year ended May 31, 2005
Net sales	$156,904	$264,507	$421,411

Gross profit	$25,480	$9,254	$34,734

10. Investments in Unconsolidated Joint Ventures

          The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures. During 2007 and 2006 the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. Combined condensed financial information concerning the Company’s unconsolidated joint venture activities is as follows: (in thousands)

	2007	2006

Revenues	$416,151	$128,784
Gross profit	36,395	1,238
Income/(loss) before tax	13,682	(633)
Net income/(loss)	13,682	(633)

Current assets	88,381	13,154
Non-current assets	1,285	410

Current liabilities	77,530	8,547
Non-current liabilities	12,123	—

11. Sale of Common Stock

          During 2007 and 2006 the Company purchased 63,334 and 216,838 shares, respectively, of its common stock which was shown as a reduction of stockholders’ equity.

          In February 2002, pursuant to a stock purchase agreement (“SPA”), the Company sold 1,305,000 shares of its common stock, consisting of 1,180,000 of previously repurchased treasury shares and 125,000 authorized but unissued shares, in a private transaction. The SPA provides for, among other things, a ten-year standstill period whereby the purchaser and its affiliates will not acquire 24.9% or more of the outstanding shares of common stock, participate in any proxy disputes or transfer their stock except as provided for in the SPA. In connection therewith, the purchaser delivered an irrevocable proxy to the Chairman and President of the Company to vote the 1,180,000 shares, subject to certain limitations, through February 2010.

12. Transactions with related parties

          A member of the Company’s Board of Directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2007, 2006 and 2005 were $0.9 million, $0.6 million and $0.5 million, respectively.

          During 2006 and 2005 the Company sold approximately $0.4 and $1.7 million, respectively, of jewelry to a relative of a non-employee member of the Company’s Board of Directors.

13. Quarterly Results of Operations (Unaudited)

          The following is a summary of the results of operations for the years ended May 31, 2007 and 2006 (in thousands, except per share data):

	First	Second	Third	Fourth

2007
Net sales	$138,884	$94,411	$104,257	$96,854
Gross profit	$5,245	$4,929	$7,277	$5,432
Net income/(loss)	$(1,825)	$(1,363)	$58	$154
Basic earnings/(loss) per share	$(0.22)	$(0.17)	$0.01	$0.02
Diluted earnings/(loss) per share	$(0.22)	$(0.17)	$0.01	$0.02
2006
Net sales	$138,856	$96,275	$157,912	$135,002
Gross profit	$8,982	$6,054	$8,909	$5,903
Net income/(loss)	$908	$(407)	$510	$517
Basic earnings/(loss) per share	$0.11	$(0.05)	$0.06	$0.06
Diluted earnings/(loss) per share	$0.10	$(0.05)	$0.06	$0.06

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Lazare Kaplan International Inc.
New York, NY

          We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. as of May 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lazare Kaplan International Inc. at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2007, in conformity with accounting principles generally accepted in the United States.

BDO Seidman, LLP

New York, NY August 28, 2007

Corporate Information

Corporate Headquarters	Directors and Officers	Registrar and Transfer Agent

19 West 44th Street New York, New York 10036 Telephone (212) 972-9700

Maurice Tempelsman
Director;
Chairman of the Board

Leon Tempelsman
Director;
Vice Chairman of the Board
and President

Lucien Burstein
Director;
Secretary
Of Counsel
Warshaw Burstein Cohen
Schlesinger & Kuh, LLP
(attorneys)

Richard A. Berenson
Director;
Former Managing Partner
Berenson & Company, LLP

Robert A. Del Genio
Director;
Co-Founder
Conway, Del Genio,
Gries & Company, LLC

William H. Moryto
Vice President and
Chief Financial Officer

BNY Mellon Shareholder Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Counsel

Warshaw Burstein Cohen
Schlesinger & Kuh, LLP
555 Fifth Avenue
New York, New York 10017

Registered Public Accounting Firm

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017