Form 10-K, Exhibit 13
period 2008-05-31
LAZARE KAPLAN INTERNATIONAL INC
filed 2008-09-09
CIK 202375

Exhibit 13

LAZARE KAPLAN INTERNATIONAL INC.

2008

ANNUAL REPORT

Lazare Kaplan International Inc. 2008 Annual Report

Lazare Kaplan International Inc. is engaged in the cutting and polishing of ideal cut diamonds, which it laser inscribes and distributes to quality retail jewelers internationally under the brand name “The Lazare Diamond®.” Lazare Diamonds, whatever their size, which are cut and polished by Lazare Kaplan craftsmen, are finished to precise proportions, bringing out all of the diamond’s natural brilliance, sparkle and fire. In addition, Lazare Kaplan also cuts and polishes fine make (non-ideal) commercial diamonds and high pressure, high temperature (HPHT) processed diamonds sold under the Bellataire® diamonds brand name. These stones are sold through wholesalers and distributors and, to a growing extent, through retail jewelers. Lazare Kaplan is also engaged in the buying and selling of uncut rough diamonds.

American Stock Exchange

The Company’s common stock is traded on the American Stock Exchange under the ticker symbol LKI.

Form 10-K

Upon written request, a copy of the Company’s Form 10-K Annual Report without exhibits for the year ended May 31, 2008 as filed with the Securities and Exchange Commission, will be made available to stockholders without charge. Requests should be directed to Investor Relations, Lazare Kaplan International Inc., 19 West 44th Street, New York, New York 10036.

Annual Meeting

November 6, 2008

10 A.M.

Sofitel Hotel

45 West 44th Street

Second floor, Trocadero Room

New York, New York 10036

Market Prices of Common Stock by Fiscal Quarter

	Fiscal 2008

	High	Low

First	$8.85	$7.00
Second	11.33	6.95
Third	10.15	7.36
Fourth	9.95	7.65

	Fiscal 2007

	High	Low

First	$9.70	$7.88
Second	9.98	7.61
Third	10.95	8.40
Fourth	10.10	7.56

As of August 20, 2008 there were 61 stockholders of record of the 8,252,679 issued and outstanding shares of the common stock of the Company, including CEDE & Co. and other institutional holders who held an aggregate of 3,649,001 shares of common stock as nominees for an undisclosed number of beneficial holders.

To Our Shareholders:

The company’s fiscal year ending May 31, 2008 saw dramatic change in the overall economic environment – particularly in the United States where a substantial percentage of GDP is driven by consumer spending. The housing and mortgage crisis, serious structural issues and liquidity problems in the financial industry, stock market declines and tightening availability of credit coming on top of unprecedented increases in fuel and food prices, diminished the availability of consumer discretionary resources and the consumers’ willingness to spend on non-essential purchases. While we have confidence in the resilience and strength of the American economy and its capacity to self correct, it will take some time to work through the serious problems it now confronts. Economic conditions in other parts of the world – China, India, and the Middle East among others – remain buoyant. However we do not feel that they will be unaffected as the United States economy works through its challenges. While consumer spending in these new, well to do markets is growing and is benefiting the diamond and jewelry industry, it is insufficient to make up for the decline in U.S. demand. While the company’s global diversification strategy is serving it well and acts as a buffer, market uncertainties make it necessary to continue to manage the Company’s operations with prudence, paying particular attention to liquidity, expenses and the balance sheet.

The Company’s revenue in fiscal year 2008 was $369.7 million as compared to $434.4 million for fiscal year 2007. Net profit after taxes was $7.2 million as compared to a loss of $3.0 million for fiscal 2007.

Although the diamond industry continues to evolve irreversibly from a supply driven model to a demand driven one, the demand and pricing of rough diamonds continues to outpace demand and pricing for polished diamonds. And while there are justified exceptions for specific qualities and sizes where availability is limited, we do not believe that the present overall pattern is sustainable over the long run. The immediate consequences of this inexplicable pricing anomaly are pressure on manufacturing margins and overleveraged financing of a growing polished diamond inventory in the pipe line. An adjustment in the price curve of rough diamonds to more closely follow the price curve of polished diamonds is unavoidable, particularly in these times when demand is reduced and credit is tight.

As forecast, the rough diamond industry is moving from its historical center in London to the producing countries in Southern Africa – particularly Botswana. The DTC – the largest supplier of rough diamonds - is moving its sorting and aggregating functions to Botswana. At the same time, it is accommodating a limited number of sightholders in Botswana, Namibia and South Africa to comply with the political decisions of these governments to encourage a local beneficiation industry. The company has been granted cutting licenses by the Governments of all three countries and these operations are, or will be, supplied by the DTC, within the framework of DTC’s commitment to the Governments of Botswana, Namibia and South Africa to make a sufficient and increasing quantity of suitable rough diamonds available to the local cutting industry. The company’s relationship with the DTC continues to be satisfactory and the company is one of the sightholders that have a three year supply agreement.

Construction of the Company’s well located building that will house the new manufacturing operation in Botswana is nearing completion. State of the art equipment has been ordered and is scheduled for timely delivery; a first group of workers is in training; LKI Puerto Rico is providing some of the technical management; and LKI New York is assisting in the establishment of systems. The company expects the Botswana facility to be operational before year end. Though the company has a commitment for rough diamond supply to begin as soon as it is operational, that supply is inadequate and will have to be renegotiated with Botswana DTC with the assistance of the Botswana Government. The Government of Botswana is looking to establish a viable, sustainable local beneficiation industry, and this can only be achieved by making substantial investments, deploying technical and marketing skills as well as a reliable assurance of an adequate and suitable supply of rough diamonds.

In Namibia, NamGem has stepped up its manufacturing capacity and efficiency and has achieved a skill level that enables it to cut and polish the majority of rough diamonds supplied to it. The restructuring of NamGem ownership is nearly complete, as are the negotiations with the U.S. Government’s Overseas Private Investment Corporation (OPIC). This pioneering ten years $25.2 million line of project financing is based on the economic viability of the project, an adequate supply of the appropriate quantity and quality of rough diamonds and encompasses as well as a development component to encourage local employment and skills.

In South Africa, LKI’s joint venture with a broad based women’s empowerment consortium, Nozala Diamonds, continues to develop. While it is in the forefront of the cutting industry in implementing the spirit and substance of the Government of South Africa’s stated policy and legislation mandating local empowerment and value addition through beneficiation, its further growth is dependent principally on the availability of the right quantity and quality of rough diamonds.

Angola’s economy, now benefiting from peace and high oil prices, is growing at an exceptionally rapid rate. Building on its established track record, LKI expanded its activities in purchasing and marketing rough diamonds from the informal and formal sectors in conjunction with Sodiam – the parastatal legally charged with marketing rough diamonds produced in Angola. Additional field work in exploration for new Kimberlite deposits is continuing in geologically interesting areas, as well as a diversification in construction. LKI continues it’s participation in a corporate responsibility program in Lunda Norte. This post war, three year, reconstruction project is a groundbreaking public/private partnership with U.S. AID and other participants. Considerable and noticeable progress is being made in implementation on the ground.

Russia continues to be a major rough diamond producer and increasingly is focused on developing independent channels of rough diamond distribution as its sales agreement with DTC approaches its end.

LKI’s position in Russia remains anchored by its agreement and successful cooperation with the country’s major diamond mining company AK Alrosa for local processing and international distribution of polished diamonds. The existing ten year agreement is expiring in the coming year and discussions are under way to modify and expand the relationship to include rough as well as polished diamonds.

While the company anticipates a further market slowdown in U.S. sales of diamonds and jewelry, it continues its efforts to expand market share by working closely with the quality jewelry stores that stock and market the company’s ideal cut “Lazare Diamond” brand. At the same time the Company is expanding its outreach in the international markets where consumer demand remains more active. In this light, the company has come to a 30 year agreement with a major diamond and jewelry marketer in Japan to be the exclusive supplier of branded Lazare Diamonds for the expanding chain of Lazare stores.

The company has also broadened its product offering to include fine quality commercial cut diamonds and has expanded its bulk sale capacity in wholesale markets. The Company has signed an exclusive agreement for jewelry design with Bondanza, a well established jewelry designer, and it expects to step up sales of jewelry with particular emphasis on high diamond content and simplicity of design.

LKI has been and remains attentive to the size and composition of its diamond and jewelry inventory and management will continue to give particular attention to this area of operations.

The company’s Bellataire® line of HPHT processed diamonds continues to be a niche product with an increased demand for larger diamonds. The Company continues to review growth possibilities that are limited by supply constraints of suitable rough diamonds.

The Company has and will continue to defend its intellectual property and technical innovations. While it is disappointed that it did not prevail in the trial on the validity of its laser patents, it is its intention to further pursue all available legal avenues.

The Company’s polishing factory in Puerto Rico, while it continues to specialize in precision diamond cutting, is also increasingly fulfilling its functions as a service center and a provider of technical support for operations in Botswana, Namibia and South Africa.

The Company remains committed to upholding the standards and values of transparency, accountability and good corporate citizenship. The company’s operations are aligned not only with such binding measures as the U.S.A. Patriot Act and Kimberly Process, but also with voluntary systems of warranty disclosure and proactive engagement developed by such bodies as the World Diamond Council and the United Nations Global Compact.

While the Company does not expect overall economic conditions to improve rapidly, it is well satisfied with its strategic positioning. The investments made will enable it to benefit from the opportunities and manage the risks brought about by the structural changes taking place in the diamond industry.

To effectively pursue its objectives and implement its policies, the Company relies on the performance, professionalism and dedication of its employees all over the world. In this important area the Company is well served by its people and we thank all our employees for their efforts and achievements during the past year.

Maurice Tempelsman Chairman of the Board	Leon Tempelsman Vice Chairman of the Board

Selected Financial Data

(In thousands, except share and per share data )	2008	2007	2006	2005	2004

Net sales	$369,671	$434,406	$528,045	$421,411	$235,775

Income/(loss) before income tax provision/(benefit)	$9,754	$(4,751)	$766	$7,870	$3,273

Net income/(loss)	$7,198	$(2,976)	$1,528	$5,230	$2,399

Basic earnings/(loss) per share (based on the weighted average number of shares)	$0.87	$(0.36)	$0.18	$0.62	$0.28

Diluted earnings/(loss) per share (based on the weighted average number of shares)	$0.86	$(0.36)	$0.18	$0.60	$0.28

At May 31: Total assets	$244,430	$290,283	$263,712	$250,284	$180,712

Long-term debt, long-term portion	$35,571	$36,060	$64,176	$60,000	$34,726

Working capital	$108,646	$105,438	$143,724	$141,556	$110,599

Stockholders' equity	$100,575	$92,997	$95,796	$96,305	$92,416

Note: No cash dividends were declared or paid by the Company during the past five fiscal years.

Management’s Discussion and Analysis

This Annual Report contains, in addition to historical information, certain forward-looking statements that involve significant risks and uncertainties. Such forward-looking statements are based on management’s belief as well as assumptions made by, and information currently available to, management pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results could differ materially from those expressed in or implied by the forward-looking statements contained herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein and in Item 1—”Description of Business”, and elsewhere in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of other unanticipated events.

This discussion and analysis should be read in conjunction with the Selected Financial Data and the audited consolidated financial statements and related notes of the Company contained elsewhere in this report. In this discussion, the years “2008”, “2007” and “2006” refer to the fiscal years ended May 31, 2008, 2007 and 2006, respectively.

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

The Company’s overall revenues are, in part, dependent upon the availability of rough diamonds, the world’s known sources of which are highly concentrated. The Diamond Trading Company (“DTC”) is the world’s largest rough diamond selling organization. The DTC periodically appoints clients – known as “Sightholders” – who are among the world’s leading diamantaires, and are carefully chosen for their ability to add value to the diamonds sold by the DTC. The Company has been a client of the DTC for approximately 60 years. The Company supplements its rough diamond needs by secondary market purchases and has entered into relationships with other primary source suppliers.

The Company has a four year technical assistance and cooperation agreement signed in April 2004 regarding the purchasing and marketing of rough diamonds with Sociedade de Comercializacao de Diamantes de Angola SARL (“SODIAM”), the government entity responsible for development and marketing of diamonds produced in Angola. Informal sector rough diamond buying from this operation commenced during fiscal 2005. During fiscal 2006, the Company’s rough buying operations expanded to include buying in the Angolan formal sector. During the second fiscal quarter of 2007, Angolan formal sector operations were transferred to separate joint venture companies. The Company is currently negotiating a further expansion and restructuring of its Angolan operations which includes exploration and development through various additional joint ventures.

The Company has a ten year agreement signed in March 1999 with AK ALROSA of Russia, which is the largest producer of rough diamonds in Russia. Under the terms of this agreement, the Company sells polished diamonds that are cut in facilities jointly managed and supervised by the Company and ALROSA personnel. The proceeds from the sale of these polished diamonds, after deduction of rough diamond cost, generally are shared equally with ALROSA.

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

During September 2006, the Company and the Overseas Private Investment Corporation, an independent agency of the United States Government (“OPIC”) signed a commitment letter pursuant to which OPIC committed to provide approximately $25 million of long-term financing in support of the acquisition of certain rough diamonds to be cut and polished in Namibia. Pursuant thereto, a subsidiary of the Company and OPIC subsequently entered into a financing agreement. The Company is currently in negotiations with third parties regarding changes to its existing Namibian operations. Pending a satisfactory outcome of these negotiations and subject to various conditions precedent under the financing agreement, the Company anticipates initial borrowing under the facility to commence during fiscal 2009.

The Company has an agreement with Nozala Investments (Pty) Ltd., a broadly based women’s empowerment investment group, for cooperation in South Africa’s diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government’s recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector’s contribution to economic development. Cutting and polishing activities which concentrate on local sources of rough diamond supply commenced during fiscal 2006.

In February 2006, Lazare Kaplan Botswana (Pty) Ltd., a wholly owned subsidiary, was granted a license from the Government of Botswana to cut and polish diamonds in that country. The Company is currently constructing a new cutting facility in Gaborone, Botswana.

The Company continues its efforts to develop additional sources of rough diamonds, including potential opportunities in Africa.

Through February 2009, the Company’s wholly-owned subsidiary, Pegasus Overseas Ltd. (“POL”) has an exclusive agreement with Diamond Innovations Inc. (“DI”) under which POL will market natural diamonds that have undergone a new high pressure, high temperature (HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. POL only sells and markets diamonds that have undergone the HPHT process under the Bellataire® brand name.

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

Results of Operations

2008 Compared to 2007

Net Sales

Net sales in 2008 and 2007 were $369.7 million and $434.4 million, respectively. The decrease in net sales primarily reflects the transfer during the second fiscal quarter 2007 of certain rough trading operations to a separately operated joint venture company, which the Company accounts for on the equity method partially offset by increased polished sales.

Polished diamond revenues in 2008 were $165.8 million, as compared to $143.3 million in 2007. This increase reflects increased sales of both branded and fine cut commercial diamonds. Factors contributing to the increase in polished sales include increased selling efforts in Europe and the Middle East, higher rough diamond prices which the Company passed along to customers as higher polished diamond selling prices and the consolidation in 2008 of the operations of a joint venture formally accounted for on the equity method ($7.3 million).

Rough diamond sales in 2008 were $203.9 million, as compared to $291.1 million in 2007. The decrease in rough diamond sales primarily reflects the transfer of formal sector Angolan rough diamond buying and trading operations to a joint venture entity, which the Company accounts for on the equity method and decreased rough sourcing. Rough diamond revenue for 2007 includes $1.0 million received in connection with certain sourcing and financing initiatives.

Gross Profit

During 2008, gross margin on net polished sales was 11.3% compared to 9.9% in 2007. The increase in polished gross margin reflects higher gross margins earned on both branded and fine cut commercial diamonds largely attributable to improved rough diamond sourcing and sales mix, and price increases which the Company has passed on to its customers. Polished gross margin for 2008 reflects reduced revenue and margin derived from laser inscription fees (see “Legal Proceedings”).

Rough gross margin during 2008 was 6.8% compared to 3.0% in the prior year. Increased rough gross margin reflects a favorable trading market in which buyers, anticipating future price increases, readily pursue rough diamonds in the category which the Company typically trades.

As a result of the foregoing, overall gross margin percentage during 2008 was 8.9% compared to 5.3% in 2007.

Other Income

During 2008, the Company entered into a license agreement pursuant to which the Company granted an exclusive thirty year license to use certain of its intellectual property in Japan solely in connection with the sale, distribution, promotion, and advertisement of branded diamonds, branded diamond jewelry, and other products bearing a “Lazare Diamond” logo within Japan for a one-time fee ($4.7 million net of legal and other costs).

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2008 were $31.1 million, as compared to $25.7 million for 2007. The increase for 2008 primarily reflects increased legal costs associated with litigation the Company initiated to protect certain of its intellectual property rights. Selling, general and administrative expense for 2007 reflects the reimbursement of $1.2 million of costs incurred in connection with certain sourcing and financing initiatives.

Interest Expense

Interest expense for 2008 was $5.3 million, as compared to $5.9 million for 2007. This decrease primarily reflects lower levels of borrowing in connection with reduced inventory and receivable levels and lower interest rates during 2008.

Equity in (Income) / Loss of Joint Ventures

The Company has entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. The Company’s share of operations aggregated a profit of $8.7 million and $3.9 million for 2008 and 2007, respectively.

Income Tax

The Company’s effective tax rate for 2008 was 25.6%. The difference between the effective tax rate and the statutary tax rate is primarily attributable to the earnings of foreign operations which are taxable in lower tax rate jurisdictions. The Company’s 2007 income tax benefit primarily reflects its ability to carryforward certain operating losses for U.S. income tax purposes.

Earnings Per Share

Basic and fully diluted earnings/ (loss) per share were $0.87 and $0.86 for 2008, as compared to $(0.36) for 2007. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

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

Gross Profit

During 2007, gross margin on net polished sales was 9.9% compared to 13.8% in 2006. The decrease in polished gross margin reflects a shift in sales mix with a higher percentage of polished sales derived from fine cut commercial diamonds which typically carry a lower gross margin than branded diamonds. This decrease also reflects increased rough diamond prices which the Company was unable to fully pass through to customers and efforts by the Company to sell certain slower moving commercial diamonds at reduced prices. Additionally, polished gross margin reflects reduced revenue and margin from laser inscription fees (see “Legal Proceedings”).

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

Equity in (Income) / Loss of Joint Ventures

During 2007 and 2006, the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. The Company’s share of operations aggregated a profit of $3.9 million in 2007 and a loss of approximately $0.5 million in 2006.

Income Tax

The Company’s 2007 and 2006 income tax benefit primarily reflects its ability to carryforward certain operating losses for U.S. income tax purposes. For 2006, this tax benefit was partially offset by tax expense attributable to the repatriation of certain previously untaxed accumulated foreign earnings.

Earnings Per Share

Basic and fully diluted earnings/(loss) per share were $(0.36) for 2007 and $0.18 for 2006. Basic earnings per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings per share include the impact of dilutive stock options.

New Accounting Pronouncements

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes “(FIN 48) effective June 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The impact of adopting FIN 48 on the Company’s financial position, results of operations and cash flows was immaterial.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with the exception of all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, which will be effective for years beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Asset and Financial Liability: Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). The standard permits all entities to elect to measure certain financial instruments and other items at fair value with changes in fair value reported in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its financial position, results of operations and cash flows.

Foreign Operations

International business represents a major portion of the Company’s revenues and profits. All purchases of rough diamonds worldwide are denominated in U.S. dollars. All of the Company’s foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company’s subsidiary, Lazare Kaplan Japan Inc., which are denominated in Japanese yen. The functional currency for Lazare Kaplan Japan is the Japanese yen and, as of May 31, 2008 and 2007, the Company recognized cumulative foreign currency translation adjustments with regard to the activities of Lazare Kaplan Japan in the amount of $(331,000) and $(766,000), respectively, which are shown as a component of stockholders’ equity in the accompanying balance sheets.

Liquidity—Capital Resources

The Company generated $40.5 million of cash flow from operations for 2008 and used $9.3 million in operating activities in 2007. The Company’s provided cash flow from operations in 2008 primarily through reduced accounts receivables, which were used to reduce corporate borrowings and trade liabilities. The Company’s usage of cash flow from operations in 2007, funded by an increase in borrowings, was primarily used to expand inventory sourcing and support increased sales volume.

The primary sources and uses of operating cash flow by the Company relate to the purchase and sale of diamonds.

Rough diamond buying operations commonly involve the commitment of significant monies for opportunistic purchases of groups of diamonds. Rough trading requires accumulation, sorting and aggregation of purchases for resale, generally in large volume transactions. The timing of sales depends on both the Company’s ability to source adequate quantities of similar categories of diamonds and the balance of supply and demand in the broader market.

By comparison, polished diamond operations involve a substantially longer holding period during which the Company manufactures, grades and sells individual diamonds to customers, generally in transactions involving a relatively small number of diamonds.

Payment for rough diamonds which the Company sources directly from producers are generally required to be made at, or prior to, title transfer. Open market purchases of both rough and polished diamonds, which the Company uses to supplement its inventories, are generally paid for over time based on negotiated terms.

As a result of the foregoing, the Company’s cash flow and changes in operating assets and liabilities can vary significantly between fiscal periods depending on the source, mix and timing of diamonds the Company purchases.

At May 31, 2008 accounts receivable were $94.1 million compared to $134.0 million at May 31, 2007. The decrease in accounts receivable primarily reflects lower current period sales and shorter customer payment terms granted in connection with certain foreign rough trading sales.

During the period ended May 31, 2008 inventory was reduced by $3.1 million reflecting lower levels of polished diamonds offset in part by higher levels of rough diamonds. The reduction in polished diamond inventory primarily reflects efforts by the Company to reduce inventory carrying costs. Increased levels of rough diamonds are primarily attributable to the timing of purchases.

During the period ended May 31, 2008 accounts payable and other current liabilities decreased approximately $13.7 million primarily reflecting the timing of payments by the Company.

The Company’s working capital at May 31, 2008 was $108.6 million as compared to $105.4 million at May 31, 2007.

The Company has a $25.0 million and a $45.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2008 and 2007 the balance outstanding under both lines was $39.1 million and $53.5 million, respectively. Borrowings under these lines are available for the Company’s working capital requirements and are payable on demand.

The Company has long-term unsecured, committed revolving loan agreements in the amount of $35.0 million and unsecured, uncommitted credit agreements in the amount of $10.0 million. The Company may borrow under the committed facilities (including up to $1.0 million under letters of credit, $0.6 million issued at May 31, 2008) through December 1, 2009. The loan term for the committed facilities may be extended in one-year increments commencing November 30, 2008, subject to the consent of the lending banks. Borrowings under the agreements bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of these facilities are available for working capital purposes. The loan agreements contain certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2008 and 2007, the balance outstanding under the facilities was $35.8 million and $41.0 million, respectively.

The Company has an additional unsecured, committed revolving loan agreement with a bank. The maximum amount available under the facility is $5.0 million and $30.0 million at May 31, 2008 and May 31, 2007, respectively. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreements contain certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2008 and 2007, the balance outstanding under the facilities was $5.0 million and $26.0 million, respectively. This facility expired on June 30, 2008.

A subsidiary of the Company maintains a loan facility which enables it to borrow up to 520 million Japanese yen (approximately $4.7 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2009. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2008 and 2007 the balance outstanding under this facility was $0.6 million and $1.1 million U.S. dollars, respectively.

A majority owned subsidiary of the Company also maintains $3.0 million line of credit relating to a joint diamond cutting and polishing operation in South Africa. The balance outstanding as of May 31, 2008 was approximately $1.0 million with a portion of this debt (approximately $0.5 million) guaranteed by the Company’s partner.

The Company also guarantees a portion of debt related to a joint Angolan rough trading operation ($ 25.0 million at May 31, 2008). The fair value of the guarantees is immaterial.

The Company’s long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lock box whereby remittances from the Company’s customers reduce the debt outstanding.

Long-term debt of $35.6 million outstanding at May 31, 2008 is scheduled to be repaid in the fiscal year ended May 31, 2010. At May 31, 2008, the Company was in compliance with its debt covenants. At May 31, 2007 the Company had received waivers from its lenders, as the Company was not in compliance with an annual financial covenant under certain of its loan facilities.

The following table includes aggregate information about the Company’s contractual obligations including interest as of May 31, 2008 and the periods in which payments are due. Certain of these amounts are not required to be included in the Company’s consolidated balance sheet (in millions):

Payments Due by Period	Total	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years

Debt	$88.1	$48.9	$39.2	$—	$—
Operating Leases	7.8	0.8	2.0	1.3	3.7

Total Contractual Cash Obligations	$95.9	$49.7	$41.2	$1.3	$3.7

Management believes the Company has the ability to meet its current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations.

Stockholders’ equity was $100.6 million at May 31, 2008 as compared to $93.0 million at May 31, 2007. This increase primarily reflects current year results of operations. No dividends were paid to stockholders during 2008 or 2007.

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

Deferred Tax Assets—Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards. The Company provides a valuation allowance for the estimated unrecoverable portion of the deferred tax assets. Factors that the Company considers in assessing the likelihood of future realization include the forecast of future taxable income and available tax planning strategies. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The Company will continue to monitor and assess the recoverabil ity of its deferred tax assets in the future for changes to the tax code, change in statutory tax rates and the projected level of taxable income.

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

Business Developments

In March 1999, the Company and ALROSA entered into a ten-year agreement to expand their relationship in the cutting, polishing and marketing of gem diamonds for up to $100 million a year. Under the terms of this agreement, the Company and ALROSA agreed to refurbish certain diamond cutting facilities in Russia. At present, the Company’s operations in Russia are consolidated in two facilities, both of which are fully operational.

During the fourth quarter of 2004, the Company signed a four-year technical assistance and cooperation agreement regarding the purchasing and marketing of rough diamonds with SODIAM, the government entity responsible for the development and marketing of diamonds produced in Angola. The Company began active buying in the Angolan informal sector during the first quarter of fiscal 2005. During the third fiscal quarter of 2006, the Company’s rough buying operations expanded to include buying in the Angolan formal sector. During the second fiscal quarter 2007, Angolan formal sector operations were transferred to separate joint venture companies. The Company is currently negotiating a further expansion and restructuring of its Angolan operations to include exploration and development through various additional joint ventures.

During the third quarter of 2004, the Company signed a cooperation agreement with NamGem for the cutting and polishing of diamonds in Namibia. NamGem is Namibia’s flagship venture in the international diamond polishing industry. Under the terms of the agreement, the Company provides marketing and technical manufacturing assistance to NamGem. The Company purchases rough diamonds and supervises the manufacturing of those deemed suitable to cut and polish. The Company pays NamGem for manufacturing on a fee for services basis. All rough and polished diamonds are bought and sold by the Company for its account.

During September 2006, the Company and the Overseas Private Investment Corporation, an independent agency of the United States Government (“OPIC”) signed a commitment letter pursuant to which OPIC committed to provide approximately $25 million of long-term financing in support of the acquisition of certain rough diamonds to be cut and polished in Namibia. Pursuant thereto, a subsidiary of the Company and OPIC entered into a financing agreement in February 2007. The Company is currently in negotiations with third parties regarding changes to its existing Namibian operations. Pending a satisfactory outcome of these negotiations and subject to various conditions precedent under the financing agreement, the Company anticipates initial borrowing under the facility to commence during fiscal 2009.

In November of 2004, the Company signed an agreement with Nozala Investments (Pty) Ltd., a broadly based women’s empowerment investment group, for cooperation in South Africa’s diamond sector. The agreement contemplates diamond mining, cutting, polishing, and distribution. The joint venture is in line with the South African Government’s recently announced program to promote new entrants and investment in the domestic diamond sector, increasing the sector’s contribution to economic development. Cutting and polishing activities which concentrate on local sources of rough diamond supply commenced during the third fiscal quarter of 2006.

Through February 2009, the Company’s wholly-owned subsidiary, Pegasus Overseas Ltd. (“POL”) has an exclusive agreement with Diamond Innovations Inc. (“DI”) under which POL will market natural diamonds that have undergone a high pressure, high temperature (HPHT) process to improve the color of certain gem diamonds without reducing their all-natural content. The process is permanent and irreversible and it does not involve treatments such as irradiation, laser drilling, surface coating or fracture filling and is conducted before the final cutting and polishing by the Company. The process will be used only on a select, limited range of natural diamonds with qualifying colors, sizes and clarities for both round and fancy shapes. The estimated number of gemstones with characteristics suitable for this process is a small fraction of the overall diamond market. POL sells only diamonds that have undergone the HPHT process under the Bellataire® brand name. In connection with this agreement, the Company granted a security interest to DI in POL’s diamond inventory amounting to $6.4 million at May 31, 2008.

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

The Company’s business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world’s current diamond output is sold by the Diamond Trading Company (“DTC”) and its affiliated companies in Southern Africa, the rough diamond sales arm of the De Beers Group. Although the DTC has historically been one of the Company’s major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company’s rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company’s access to its primary source suppliers could have a material adverse effect on the Company’s operations.

In 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it would stop open market purchases, alter its market control and pricing policies and focus on selling its own mining productions through its “Supplier of Choice” marketing programs. These policy changes were intended to drive consumer demand for diamond jewelry by fostering the development of efficient distribution networks that stimulate demand, support the emergence of internationally recognized brands to meet consumer needs, supply clients with a consistent supply of rough diamonds and encourage and support additional investment in marketing and advertising programs with the goal of developing an industry led by advertising and marketing support. In 2007 all then existing DTC clients (“Sightholders”) received notification of termination effective in December. In April 2008 the DTC confirmed the list of Sightholders for the new three-year 2008 – 2011 Supplier of Choice contract period, which according to published reports number approximately 80. These arrangements mark a new approach to the DTC’s distribution of rough diamonds globally, with the establishment of independent joint-venture sales organizations including the DTC Botswana (DTCB) and the Namibia Diamond Trading Company (NDTC). The DTC in London continues to distribute rough to those Sightholders with sights in both London and Canada, and the restructured DTC South Africa distributes to Sightholders in South Africa. Because of its core strengths in the diamond industry, including technical ability, distribution and marketing ability, financial strength and ethical accountability, the Company has been appointed an approved Sightholder in London (LKI), Botswana (Lazare Kaplan Botswana PTY, Ltd.), Namibia (NAMGEM Trading) and South Africa (Nozala Diamonds PTY, LTD). Through its active beneficiation activities in southern Africa, the Company is well position to contribute to regional value added and technical skills transfer aspirations.

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

The Company’s cooperation arrangement with ALROSA and its sourcing arrangements in Angola represent a significant part of its operations. Any interruption in the supply of diamonds from Russia or Angola could have a material adverse effect on the Company’s operations.

Consolidated Statements of Operations

	Year ended May 31,

(In thousands, except share and per share data )	2008	2007	2006

Net sales	$369,671	$434,406	$528,045
Cost of sales	336,950	411,523	498,197

	32,721	22,883	29,848
Other Income	4,755

	37,476	22,883	29,848
Selling, general and administrative expenses	31,085	25,691	24,759

	6,391	(2,808)	5,089
Interest expense, net of interest income	(5,295)	(5,856)	(3,786)
Equity in income / (loss) of joint ventures	8,658	3,913	(537)

Income / (loss) before income tax provision and minority interest	9,754	(4,751)	766

Income tax provison/(benefit)	2,494	(1,775)	(762)
Minority Interest	(62)	—	—

NET INCOME / (LOSS)	$7,198	$(2,976)	$1,528

EARNINGS / (LOSS) PER SHARE

Basic earnings / (loss) per share	$0.87	$(0.36)	$0.18

Average number of shares outstanding during the period	8,255,408	8,207,006	8,291,413

Diluted earnings / (loss) per share	$0.86	$(0.36)	$0.18

Average number of shares outstanding during the period, assuming dilution	8,343,657	8,207,006	8,569,661

See notes to consolidated financial statements.

Consolidated Balance Sheets

	May 31,

(In thousands, except share data)	2008	2007

Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,815	$7,869
Accounts receivable, less allowance for doubtful accounts ($1,559 and $846 in 2008 and 2007, respectively)	94,057	133,989
Inventories, net:
Rough stones	29,442	14,300
Polished stones	79,555	97,767

Total inventories	108,997	112,067

Prepaid expenses and other current assets	2,386	10,750
Deferred tax assets-current	2,271	1,989

TOTAL CURRENT ASSETS	216,526	266,664
Property, plant and equipment, net	6,475	7,281
Investments in unconsolidated joint ventures	11,521	2,863
Other assets	2,974	3,941
Deferred tax assets, net	6,934	9,534

	$244,430	$290,283

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Accounts payable and other current liabilities	$61,995	$75,690
Current portion of long-term debt and lines of credit	45,885	85,536

TOTAL CURRENT LIABILITIES	107,880	161,226
Long-term debt	35,571	36,060

TOTAL LIABILITIES	143,451	197,286

COMMITMENTS AND CONTINGENCIES	––	––

MINORITY INTEREST	404	––

STOCKHOLDERS’ EQUITY
Preferred stock, par value $.01 per share:
Authorized 1,500,000; no shares outstanding	––	––
Common stock, par value $1 per share:
Authorized 12,000,000 shares; issued 8,948,845 and 8,946,845 in 2008 and 2007, respectively	8,949	8,947
Additional paid-in capital	63,104	63,090
Cumulative translation adjustment	(331)	(766)
Retained earnings	34,522	27,324

	106,244	98,595
Less treasury stock, 696,166 and 687,545 shares at cost in 2008 and 2007, respectively	(5,669)	(5,598)

TOTAL STOCKHOLDERS’ EQUITY	100,575	92,997

	$244,430	$290,283

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended May 31,

(In thousands )	2008	2007	2006

Cash Flows from Operating Activities:
Net income / (loss)	$7,198	$(2,976)	$1,528
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,645	1,518	1,310
Provision for uncollectible accounts	809	358	168
Loss from sale of fixed assets	2	—	—
Compensation expense - noncash	—	124	—
Deferred income taxes	2,318	(1,992)	(1,585)
Minority Interest	62	—	—
Equity in earnings of unconsolidated affiliates	(8,658)	(3,913)	537
Changes in operating assets and liabilities:
Accounts receivable	39,627	(42,944)	(4,581)
Rough and polished inventories	3,700	21,047	(8,530)
Prepaid expenses and other current assets	8,098	2,013	(944)
Other assets	965	(2,489)	(124)
Accounts payable and other current liabilities	(15,263)	19,919	(21,470)

Net cash provided by / (used in) operating activities	40,503	(9,335)	(33,691)

Cash Flows from Investing Activities:
Capital expenditures	(515)	(460)	(1,839)

Net cash used in investing activities	(515)	(460)	(1,839)

Cash Flows from Financing Activities:
Borrowings on revolving credit facilities	16,356	3,000	35,407
Repayments on revolving credit facilities	(42,102)	(6,316)
Increase / (decrease) in borrowings on demand facilities	(14,547)	12,767
Purchase of treasury stock	(71)	(511)	(1,968)
Proceeds from exercise of stock options	16	905	115

Net cash provided by / (used in) financing activities	(40,348)	9,845	33,554

Effect of exchange rate changes on cash	1,306	(341)	(184)

Net increase/(decrease) in cash and cash equivalents	946	(291)	(2,160)
Cash and cash equivalents at beginning of year	7,869	8,160	10,320

Cash and cash equivalents at end of year	$8,815	$7,869	$8,160

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$5,532	$5,558	$3,363
Income taxes	$82	$211	$508

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common Stock	Additional Paid-in Capital	Cumulative Translation Adjustment	Retained Earnings	Treasury Stock	Total Stockholders’ Equity

Balance, May 31, 2005	$8,803	$62,090	$(241)	$28,772	$(3,119)	$96,305
Comprehensive income:
Net income	—	—	—	1,528	—	1,528
Foreign currency translation	—	—	(184)	—	—	(184)

Comprehensive income						1,344
Exercise of stock options, 18,666 shares issued	18	97	—	—	—	115
Purchase of treasury stock, 216,838 shares	—	—	—	—	(1,968)	(1,968)

Balance, May 31, 2006	$8,821	$62,187	$(425)	$30,300	$(5,087)	$95,796
Comprehensive loss:
Net loss	—	—	—	(2,976)	—	(2,976)
Foreign currency translation	—	—	(341)	—	—	(341)

Comprehensive loss						(3,317)
Exercise of stock options, 125,500 shares issued	126	779	—	—	—	905
Share based compensation expense		124				124
Purchase of treasury stock, 63,334 shares	—	—	—	—	(511)	(511)

Balance, May 31, 2007	$8,947	$63,090	$(766)	$27,324	$(5,598)	$92,997
Comprehensive loss:
Net Income	—	—	—	7,198	—	7,198
Foreign currency translation	—	—	435	—	—	435

Comprehensive loss						7,633
Exercise of stock options, 2,000 shares issued	2	14	—	—	—	16
Purchase of treasury stock, 8,621 shares	—	—	—	—	(71)	(71)

Balance, May 31, 2008	$8,949	$63,104	$(331)	$34,522	$(5,669)	$100,575

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended May 31, 2008, 2007 and 2006

1. Accounting Policies

a. The Company and its Principles of Consolidation

The Company and its subsidiaries are engaged in the cutting and polishing of rough diamonds and selling of both polished and uncut rough diamonds. The consolidated financial statements include all significant subsidiaries and all material intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in associated companies in which the Company generally has an interest of 50% or less. The Company evaluates its investments in associated companies in accordance with FIN 46 (R) “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51”. In these notes to consolidated financial statements, the years “2008”, “2007” and “2006” refer to the fiscal years ended May 31, 2008, 2007 and 2006, respectively.

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

The Company’s net sales to customers in each of the following regions for the years ended May 31, 2008, 2007 and 2006 are set forth below:

	2008	2007	2006

United States	16%	15%	13%
Far East	11%	8%	7%
Europe, Israel & Other	73%	77%	80%

	100%	100%	100%

No single customer of the Company accounted for 10% or more of the Company’s net sales for the fiscal years ended May 31, 2008, 2007 and 2006. Where the Company believes profitability can be maximized, the Company may combine, and jointly sell, certain of its rough stones with those of other wholesalers. Under certain circumstances, primarily related to foreign sales, the wholesaler assumes responsibility for billing and collection efforts. While the ultimate sales are made to multiple third parties the resulting accounts receivable are aggregated for purposes of determining concentration of credit risk. One customer accounted for 18.8% and 34.1% of accounts receivable at May 31, 2008 and 2007.

Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company’s ongoing credit evaluations of customers, customer payment history and account aging.

Credit is extended based on an evaluation of each customer’s financial condition and generally collateral is not required on the Company’s receivables.

d. Revenue Arrangements with Multiple Deliverables

In evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). In accordance with EITF 00-21, the Company recognizes revenue for delivered elements only when the delivered element has stand-alone value and has objective and reliable evidence of fair value for each undelivered element. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements, or such elements are insignificant. Application of this standard requires subjective determinations and requires management to make judgements about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

e. Customer Rebates

From time to time the Company has had arrangements whereby it would rebate to a customer a percentage of certain of its qualifying purchases. The Company characterizes such rebates as a reduction of sales.

f. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

g. Inventories

Inventories, including amounts on consignment with customers, are stated at the lower of cost or market, using the average cost method.

h. Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the shorter of asset lives or lease terms.

i. Asset Impairments

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

j. Foreign Currency

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

k. Advertising and Incentive Programs

The Company participates in cooperative advertising arrangements with customers in order to build brand awareness and product acceptance. Under such an arrangement, a customer is eligible to receive an allowance of up to a specified percentage of its purchases from the Company if certain qualitative advertising criteria are met and if specified amounts are spent on qualifying advertising. The Company characterizes as selling, general and administrative expense the consideration it pays to customers for cooperative advertising.

In addition, the Company offers programs whereby certain sales staff employed by the Company’s customers can receive consideration for sales of the Company’s products. The Company characterizes as selling, general and administrative expense the consideration it pays to the salesperson.

l. Consideration Received from Vendors

Periodically, the Company negotiates agreements with vendors to share certain promotional costs. The Company classifies amounts expended on such promotions as selling, general and administrative expense when incurred. Similarly, amounts reimbursed by vendors are characterized as a reduction of selling, general and administrative expense.

Advertising costs are expensed as incurred and were $2.2 million, $2.3 million and $2.6 million in 2008, 2007 and 2006, respectively.

m. Shipping and Handling:

Shipping and handling costs incurred by the Company to deliver product to customers, $0.3 million in 2008, $0.3 million in 2007 and $0.4 million in 2006, are classified in the Company’s income statement as selling, general and administrative expense.

n. Equity Investments

The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures. The equity method of accounting is used for investments in associated companies in which the Company generally has an interest of 50% or less. The Company evaluates its investments in associated companies in accordance with FIN 46 (R) “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51”.

o. Income Taxes

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

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes “(FIN 48) effective June 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The impact of adopting FIN 48 on the Company’s financial position, results of operations and cash flows was immaterial.

p. Earnings Per Share

The Company computes basic earnings per share based upon the weighted average number of common shares outstanding, and diluted earnings per share based upon the weighted average number of common shares outstanding including the impact of dilutive stock options.

	2008	2007	2006

Average number of shares outstanding during the period	8,255,408	8,207,006	8,291,413
Effect of dilutive stock options	88,249	—	278,248

Average number of shares outstanding during the period assuming dilution	8,343,657	8,207,006	8,569,661

Antidilutive options of approximately 240,000 and 601,800 were not included in the computation of diluted earnings per share, for fiscal 2008 and 2006, respectively, because the exercise price of the options was greater than the average market price of the common shares. Antidilutive options of 926,451 were not included in the computation of dilutive earnings per share for 2007 because the Company had a net loss for the year.

q. Risks and Uncertainties

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

The Company’s business is dependent upon the availability of rough diamonds. Based upon published reports, the Company believes that more than half of the world’s current diamond output is sold by the Diamond Trading Company (“DTC”), the rough diamond sales arm of the De Beers Group. Although the DTC has historically been one of the Company’s major suppliers of rough diamonds, the Company has diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company’s rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments in producing countries over which it has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company’s access to its primary source suppliers could have a material adverse effect on the Company’s operations.

In 2000, the DTC announced significant changes in its approach to rough diamond marketing. In brief, the DTC stated that it would stop open market purchases, alter its market control and pricing policies and focus on selling its own mining productions through its “Supplier of Choice” marketing programs. These policy changes were intended to drive consumer demand for diamond jewelry by fostering the development of efficient distribution networks that stimulate demand, support the emergence of internationally recognized brands to meet consumer needs, supply clients with a consistent supply of rough diamonds and encourage and support additional investment in marketing and advertising programs with the goal of developing an industry led by advertising and marketing support.

In 2007 all then existing DTC clients (“Sightholders”) received notification of termination effective in December. In April 2008 the DTC confirmed the list of Sightholders for the new three-year 2008 – 2011 Supplier of Choice contract period, which according to published reports number approximately 80. These arrangements mark a new approach to the DTC’s distribution of rough diamonds globally, with the establishment of independent joint-venture sales organizations including the DTC Botswana (DTCB) and the Namibia Diamond Trading Company (NDTC). The DTC in London continues to distribute rough to those Sightholders with Sights in both London and Canada, and the restructured DTC South Africa distributes to Sightholders in South Africa. Because of its core strengths in the diamond industry, including technical ability, distribution and marketing ability, financial strength and ethical accountability, the Company has been appointed an approved Sightholder in London (LKI), Botswana (Lazare Kaplan Botswana PTY, Ltd.), Namibia (NAMGEM Trading) and South Africa (Nozala Diamonds PTY, LTD). Through its active beneficiation activities in southern Africa, the Company is well positioned to contribute to regional value added and technical skills transfer aspirations.

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

If the Company were to lose its sightholder status, it could have a material adverse effect on the Company’s ability to purchase rough diamonds and could have a material adverse effect on the Company’s operations.

The Company has an agreement with AK ALROSA of Russia, which is the largest producer of rough diamonds in Russia. The Company’s cooperation arrangement with ALROSA is a significant part of its operations. Any interruption in the supply of diamonds from Russia could have a material adverse effect on the Company’s operations.

r. Stock Incentive Plans

Through 2006, the Company accounted for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. The following disclosures are computed as if the Company recorded compensation expense based on the fair value for stock –based awards or grants.

Year ended May 31,	2006

Net income, as reported	$1,528
Add: Compensation expense, net of related taxes	—
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	522

Proforma net income	$1,006
Earnings per share as reported:
Basic	$0.18
Diluted	$0.18
Basic and diluted earnings pro forma:
Basic	$0.12
Diluted	$0.12

Effective June 1, 2006, the Company adopted SFAS No. 123(R), “Accounting for Share-Based Payment,” which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under SFAS 123(R), using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of June 1, 2006 and compensation cost for all share-based payments granted subsequent to June 1, 2006 based on the grant-date fair value in accordance with the provisions of SFAS No 123(R). During 2005 the Company’s Stock Option Committee modified the vesting period applicable to certain stock options granted in 2004. The effect of this modification was to accelerate the vesting of options which would have vested on December 15, 2006 to vest on May 31, 2006. The purpose of accelerating the vesting of these options was to mitigate the costs associated with adopting SAFS No 123(R). The Company recognized incremental stock-based compensation expense of $0.1 million during 2007 as a result of the adoption of SFAS No 123(R), included in selling, general and administrative expense.

s. Comprehensive Income / (Loss)

The Company reports “Comprehensive Income / (Loss)” in accordance with Statement of Financial Accounting Standards No. 130, which requires foreign currency translation adjustments to be included in other comprehensive income. For the years ended May 31, 2008, 2007 and 2006, total comprehensive income/ (loss) was $7.6 million, $(3.3) million, and $1.3 million, respectively.

t. Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

u. New Accounting Pronouncements

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) effective June 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The impact of adopting FIN 48 on the Company’s financial position, results of operations and cash flows was immaterial.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with the exception of all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, which will be effective for years beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Asset and Financial Liability: Including an amendment of

FASB Statement No. 115” (“SFAS No. 159”). The standard permits all entities to elect to measure certain financial instruments and other items at fair value with changes in fair value reported in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its financial position, results of operations and cash flows.

2. Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

	May 31,

	2008	2007

Land and buildings	$2,346	$2,328
Leasehold improvements	2,637	2,637
Machinery, tools and equipment	8,423	7,793
Furniture and fixtures	1,310	1,317
Computer hardware, software and equipment	8,018	7,995

	22,734	22,070
Less accumulated depreciation and amortization	16,259	14,789

	$6,475	$7,281

Depreciation and amortization rates:

Buildings	2 to 3.7%
Leasehold improvements	3.7 to 20%
Machinery, tools and equipment	10 to 25%
Furniture and fixtures	10 to 20%
Computer hardware, software and equipment	10 to 33%

3. Income Taxes

The items comprising the Company’s net deferred tax assets are as follows (in thousands):

	May 31,

	2008	2007

Deferred tax assets:
Operating loss and other carryforwards	$10,369	$11,115
Accounts Receivable Reserve	474	210
Other	154	1,998
Deferred tax liabilities:
Depreciation	(934)	(942)

	10,063	12,381
Less: Valuation allowance	(858)	(858)

Net deferred tax assets	$9,205	$11,523

The valuation allowance primarily relates to state net operating losses where realization is uncertain due to certain restrictions placed on utilization.

The income tax provision is comprised of the following (in thousands):

	Year ended May 31,

	2008	2007	2006

Current:
Federal	$—	$(168)	$408
State and local	26	105	277
Foreign	150	112	138

	176	49	823
Deferred:
Federal, state and local	2,318	(1,824)	(1,585)

	$2,494	$(1,775)	$(762)

Income / (loss) before income taxes and minority interest from the Company’s domestic and foreign operations (in thousands):

	Year ended May 31,

	2008	2007	2006

Domestic	$1,716	$(5,936)	$(4,647)
Foreign	8,038	1,185	5,413

	$9,754	$(4,751)	$766

The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

	2008	2007	2006

Tax provision / (benefit) at statutory rate	$3,316	$(1,615)	$260
(Decrease) / increase in taxes resulting from:
Differential attributable to foreign operations	(1,220)	(291)	(1,724)
Tax on repatriated dividend	—	—	408
State and local taxes, net of Federal benefit	343	104	267
Permanent items	55	27	27

Tax provision	$2,494	$(1,775)	$(762)

The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

Year	Net Operating Losses

2019	$8,690
2020	298
2021	120
2022	10,190
2023	25
2026	4,066
2027	12,036

$35,425

In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $18.0 million each, expiring from 2022 through 2027.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes “(FIN 48) effective June 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The impact of adopting FIN 48 on the Company’s financial position, results of operations and cash flows was immaterial.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company and its subsidiaries file income tax returns in international jurisdictions in addition to U.S. federal, state and local income tax jurisdictions. Based upon the statute of limitations the Company is no longer subject to U.S. federal tax examinations by tax authorities for years prior to fiscal 2005.

4. Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of (in thousands):

	2008	2007

Accounts payable	$6,555	$21,693
Advances and other	46,076	43,282
Accrued expenses	9,364	10,715

	$61,995	$75,690

Advances and other, primarily relating to the purchase, manufacture and sale of inventory, includes $36.4 million and $9.7 million payable to two parties for 2008. For 2007, $31.3 million and $12.0 million was payable to two parties.

5. Credit Agreements

The Company has a $25.0 million and a $45.0 million unsecured, uncommitted line of credit with a bank. Borrowings under both lines bear interest at a rate 160 basis points above the 90 day LIBOR. As of May 31, 2008 and 2007 the balance outstanding under both lines was $39.1 million and $53.5 million, respectively. Borrowings under these lines are available for the Company’s working capital requirements and are payable on demand.

The Company has long-term unsecured, committed revolving loan agreements in the amount of $35.0 million and unsecured, uncommitted credit agreements in the amount of $10.0 million. The Company may borrow under the committed facilities (including up to $1.0 million under letters of credit, $0.7 million issued at May 31, 2008) through December 1, 2009. The loan term for the committed facilities may be extended in one-year increments commencing November 30, 2008, subject to the consent of the lending banks. Borrowings under the agreements bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of these facilities are available for working capital purposes. The loan agreements contain certain prov isions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2008 and 2007, the balance outstanding under the facilities was $35.8 million and $41.0 million, respectively.

The Company has an additional unsecured, committed revolving loan agreement with a bank. The maximum amount available under the facility is

$5.0 million and $30.0 million at May 31, 2008 and May 31, 2007, respectively. Borrowings under this agreement bear interest at (a) the higher of the banks base rate or one half of one percent above the Federal Funds Effective Rate, or (b) 160 basis points above LIBOR. The applicable interest rate is contingent upon the method of borrowing selected by the Company. The proceeds of this facility are available for working capital purposes. The loan agreements contain certain provisions that require, among other things, (a) maintenance of defined levels of working capital, net worth and profitability, (b) limitations on borrowing levels, investments and capital expenditures and (c) limitations on dividends and the repurchase of treasury shares. As of May 31, 2008 and 2007, the balance outstanding under the facilities was $5.0 million and $26.0 million, respectively. This facility expired on June 30, 2008.

A subsidiary of the Company maintains a loan facility which enables it to borrow up to 520 million Japanese yen (approximately $4.7 million U.S. dollars) at an interest rate 1% above the Japanese yen LIBOR through November 2009. Borrowings under the facility are available for working capital purposes. The Company guarantees repayment of amounts borrowed. Borrowings under the loan are used in support of its operations in Japan. As of May 31, 2008 and 2007 the balance outstanding under this facility was $0.6 million and $1.1 million U.S. dollars, respectively.

A majority owned subsidiary of the Company also maintains $3.0 million line of credit relating to a joint diamond cutting and polishing operation in South Africa. The balance outstanding as of May 31, 2008 was approximately $1.0 million with a portion of this debt (approximately $0.5 million) guaranteed by the Company’s partner.

The Company also guarantees a portion of debt related to a joint Angolan rough trading operation ($25.0 million at May 31, 2008). The fair value of the guarantees is immaterial.

Long-term debt of $35.6 million outstanding at May 31, 2008 is scheduled to be repaid in the fiscal year ended May 31, 2010.

The Company’s long-term facilities do not contain subjective acceleration clauses or require the Company to utilize a lock box whereby remittances from the Company’s customers reduce the debt outstanding. At May 31, 2008 the Company had outstanding borrowings of $81.5 million at a weighted average interest rate of 4.63%.

6. Stock Incentive Plans

A Long-Term Stock Incentive Plan was approved by the Board of Directors on April 10, 1997 (the 1997 Plan). The 1997 Plan has reserved 1,350,000 shares of the common stock of the Company for issuance to directors, officers, key employees and consultants of the Company and its subsidiaries. No future grants may be made under the 1997 Plan, although outstanding options may continue to be exercised.

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

Prior to 2007, the Company did not recognize compensation expense when the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of the grant. In accordance with SFAS No. 123 the Company has provided pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the Company estimated the fair value of stock options granted in 2006 at the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized as an expense over the options’ vesting period for the pro forma disclosures. Commencing with its first quarter 2007, the Company began recording compensation expense under Statement of Financial Accounting Standards No. 123(R) “Accounting for Share-Based Payment.”

The following summarizes the assumptions used to estimate the fair value of stock options granted in each year:

	2008	2007	2006

Risk-free interest rate	n/a	n/a	n/a
Expected option life	5 years	5 years	5 years
Expected volatility	––	––	––
Expected dividends per share	$––	$––	$––
Options granted	––	––	––
Weighted average estimated fair value per share	$––	$––	$––
Total intrinsic value of options exercised	$3,500	$102,921	$63,350

A summary of the Plans’ activity for the year ended May 31, 2008 is as follows:

	Number of shares	Weighted average price per share	Weighted average remaining contractual life remaining	Aggregate intrinsic value

Outstanding - May 31, 2005	1,340,118	$8.70

Options expired/cancelled	(17,001)	$6.61
Options issued	––	$––
Options exercised	(18,666)	$6.23

Outstanding - May 31, 2006	1,304,451	$8.70

Options expired/cancelled	(252,500)	$11.25
Options issued	––	$––
Options exercised	(125,500)	$7.20

Outstanding - May 31, 2007	926,451 *	$8.29

Options expired/cancelled	(93,700)	$10.34
Options issued	––	$––
Options exercised	(2,000)	$8.00

Outstanding - May 31, 2008	830,751 *	$8.29

Non-vested	100,000	$7.77	6.95	$133,000
Vested	730,751	$8.10	3.84	$964,839

Total	830,751 *	$8.06	4.21	$1,097,839

*	Includes 175,000 warrants of which 75,000 are vested and 100,000 will vest upon meeting certain contigent conditions.

As of May 31, 2008 there was no unrecognized compensation costs related to non-vested awards.

7. Commitments and Contingencies

Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 2008 (in thousands):

Year	Operating leases

2009	843
2010	778
2011	623
2012	633
2013	633
Thereafter	4,303

$7,813

In June 2003, the Company entered into a lease for office space which serves as its corporate headquarters. The term of the lease is through September 30, 2019 at an average annual base rental rate of approximately $0.6 million per year.

Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges and credits for the years ended May 31, 2008, 2007 and 2006 was approximately, $1.0 million for each year.

As of May 31, 2008, approximately $6.4 million of inventory owned by Pegasus Overseas, Ltd., a wholly owned subsidiary, is subject to a security interest by a third party.

During 2006 and 2007, the Company filed complaints in the United States District Court for the Southern District of New York against Photoscribe Technologies, Inc. (“Photoscribe”), the Gemological Institute of America (the “GIA”) and Mr. Benderly, President of Photoscribe. The complaints asserted, among other things, infringement of the Company’s intellectual property rights by Photoscribe, GIA and Benderly with respect to two of the Company’s patents (the “patents-in-suit”). In addition, the complaint asserted certain contract violations by GIA.

GIA, Photoscribe and Benderly answered the complaint and denied liability for the charges made by the Company. GIA also filed counterclaims alleging, among other things, non-infringement, invalidity and unenforceability of the patents-in-suit. Photoscribe and Benderly alleged counterclaims for, among other things, non-infringement, invalidity and unenforceability of the patents-in-suit.

A trial of the Company’s contract and patent suit against Photoscribe, GIA and Benderly began in a federal district court in February 2008. Prior to the conclusion of the trial the parties settled most of their contract claims. In March 2008 the jury returned a verdict in which they found that all of the asserted claims of the Company’s patents, except one claim, were valid. However, the jury also found that the claims were not infringed by the defendants. The Company is considering its options in view of the verdict.

At a bench trial held in April and May 2008, the Court determined that the patents in the suit were unenforceable for inequitable conduct. In August 2008, the Court held a hearing, after which the Court determined that due to the finding of inequitable conduct, the case was exceptional within the meaning of 35 U.S.C. § 285 and that the defendants should be awarded their reasonable attorneys fees. At this time, defendants have not made a formal request for a specific amount of fees and the Court has not made a finding of an amount. There still remains to be tried an issue of breach of an agreement by which GIA was to maintain in good working order certain laser equipment leased to it by the Company, but which did not work when it was returned to the Company. No date is currently scheduled for a bench trial on this issue.

The Company plans to vigorously seek to have the adverse rulings overturned. In particular, it plans to file post-trial motions to try to have the determination of non-infringement and invalidity overturned. In addition, the Company plans to appeal the jury verdict on the basis of errors committed by the trial court and the trial court’s finding of inequitable conduct.

Consistent with the opinion of counsel, the Company’s management believes it is likely that the finding of inequitable conduct will be reversed on appeal and; as such, any award of attorney’s fees would be vacated.

8. Profit Sharing Plan

The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company’s pretax earnings for the fiscal year that ends in the plan year exceed $3.5 million. The Company anticipates making a contribution in the 2008 plan year. The Company did not make a matching contribution in 2007 or 2006.

9. Other Income

During 2008, the Company entered into a perpetual license agreement for the use of certain of its intellectual property in Japan solely in connection with the sale, distribution, promotion, and advertising of branded diamonds, branded jewelry, and other products bearing a “Lazare Diamond” logo within Japan for a one-time fee ($4.7 million net of legal and other costs). As of the effective date of the license agreement the Company had fulfilled all of its obligations there under. Subject to the licensee’s continuing compliance with the terms of the license agreement, the licensee’s rights are exclusive for a period of thirty years. The licensee may not transfer its rights and obligations under the license agreement without the prior written consent of the Company, which consent shall not be unreasonably withheld.

In addition to the license agreement, the Company and licensee are parties to an exclusive sales agreement. Under this agreement, the Company will provide branded product to the licensee for resale in Japan throughout the term of the license agreement. Product sold under the exclusive sales agreement is priced at fair market value, consistent with the Company’s past practice.

10. Geographic Segment Information

Revenue, gross profit and income/(loss) before income tax provision (and minority interest where applicable) for each of the three years in the period ended May 31, 2008 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

	North America	Europe	Africa	Far East	Elimi- nations	Consoli- dated

Year ended May 31, 2008
Net sales to unaffiliated customers	$109,580	$229,041	$13,949	$17,101	$––	$369,671
Transfers between geographic areas	107,844	58	113,481	––	(221,383)	––

Total revenue	$217,424	$229,099	$127,430	$17,101	$(221,383)	$369,671

Gross Profit	17,658	3,028	8,043	3,979	13	32,721
Depreciation Expense	1,077	73		61		1,211
Interest Expense	4,189	814	208	84		5,295
Income from equity method investees	8,658					8,658
Income/(loss) before income taxes and minority interest	1,716	265	6,996	764	13	9,754

Investment in equity method investees	11,520					11,520
Identifiable assets at May 31, 2008	162,911	49,877	22,957	8,720	(35)	244,430

Year ended May 31, 2007
Net sales to unaffiliated customers	$98,701	$318,365	$1,000	$16,340	$––	$434,406
Transfers between geographic areas	105,887	––	184,220	––	(290,107)	––

Total revenue	204,588	318,365	185,220	16,340	(290,107)	434,406

Gross Profit	13,764	2,938	2,252	3,923	6	22,883
Depreciation Expense	1,246	71		62		1,379
Interest Expense	4,772	1,030		54		5,856
Income from equity method investees	3,913					3,913
Income/(loss) before income taxes	(11,518)	316	6,356	89	6	(4,751)

Investment in equity method investees	3,437					3,437
Identifiable assets at May 31, 2007	151,452	92,441	38,609	7,829	(48)	290,283

Year ended May 31, 2006
Net sales to unaffiliated customers	$103,914	$390,599	$17,196	$16,336	$––	$528,045
Transfers between geographic areas	147,120	524	232,498	9	(380,151)	––

Total revenue	251,034	391,123	249,694	16,345	(380,151)	528,045

Gross Profit	21,281	2,593	2,174	3,785	15	29,848
Depreciation Expense	1,069	70		35		1,174
Interest Expense	3,048	707		31		3,786
Income from equity method investees	(537)					(537)
Income/(loss) before income taxes	(1,382)	297	1,881	(45)	15	766

Investment in equity method investees	(476)					(476)
Identifiable assets at May 31, 2006	167,267	58,600	29,081	8,819	(55)	263,712

Revenue and gross profit for each of the three years in the period ended May 31, 2008 classified by product were as follows (in thousands):

	Polished	Rough	Total

Year ended May 31, 2008
Net Sales	$165,752	$203,919	$369,671

Gross Profit	$18,766	$13,955	$32,721

Year ended May 31, 2007
Net Sales	$143,342	$291,064	$434,406

Gross Profit	$14,199	$8,684	$22,883

Year ended May 31, 2006
Net Sales	$149,767	$378,278	$528,045

Gross Profit	$20,606	$9,242	$29,848

11. Investments in Unconsolidated Joint Ventures

The Company utilizes the equity method of accounting to record its proportionate share of income and losses from joint ventures. The equity method of accounting is used for investments in associated companies in which the Company generally has an interest of 50% or less. The Company evaluates its investments in associated companies in accordance with FIN 46 (R) “Consolidation of Variable Interest Entities”. During 2007 and 2006, the Company entered into several joint venture agreements relating to sourcing, cutting, polishing, processing and sales of diamonds. Combined condensed financial information concerning the Company’s unconsolidated joint venture activities is as follows: (in thousands)

	2008	2007	2006

Revenues	$569,617	$416,151	$128,784
Gross profit	58,161	36,395	1,238
Income/(loss) before tax	28,355	13,682	(633)
Net income/(loss)	28,355	13,682	(633)
Current assets	124,045	88,381	13,154
Non-current assets	763	1,285	410
Current liabilities	96,418	77,530	8,547
Non-current liabilities	12,436	12,123	––

The Company’s evaluation of its investments in associated companies in accordance with FIN 46 (R) “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51” identified two variable interest entities included in the results above in which the Company was not the primary beneficiary. The Company has a 30% equity investment in Gemang Diamantes Angola Ltd. and Gulfdiam DMCC. The Company’s estimated maximum exposure to a loss as a result of its involvement with these entities are its investment of $13.8 million, advances and receivables of $13.3 million and a guarantee of a portion of one entity’s debt up to $25.0 million. The Company’s investments in unconsolidated joint ventures also includes a 50% interest in Bellataire. Additionally, the Company has consolidated the operations of Nozala Diamonds, Ltd. as of and for the year ended May 31, 2008 based on the consolidation criteria outlined in FIN 46 (R). As of May 31, 2007, Nozala Diamonds Ltd. was accounted for under the equity method of accounting, and was not consolidated due to its immateriality to the financial statements. The amount of consolidated retained earnings represented by the undistributed earnings of our unconsolidated joint ventures as of May 31, 2008 was $11.5 million.

12. Sale of Common Stock

During 2008 and 2007, the Company purchased 8,621 and 63,334 shares, respectively, of its common stock which was shown as a reduction of stockholders’ equity.

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

13. Transactions with related parties

A member of the Company’s Board of Directors is of counsel to a law firm which serves as counsel to the Company. Amounts paid to the law firm during 2008, 2007 and 2006 were $0.2 million, $0.9 million and $0.6 million, respectively.

During 2006 the Company sold approximately $0.4 million of jewelry to a relative of a non-employee member of the Company’s Board of Directors.

14. Quarterly Results of Operations (Unaudited)

The following is a summary of the results of operations for the years ended May 31, 2008 and 2007 (in thousands, except per share data):

	First	Second	Third	Fourth

2008
Net sales	$102,593	$90,528	$82,169	$94,381
Gross profit	$8,293	$6,349	$8,296	$9,783
Net income	$420	$291	$3,309	$3,178
Basic earnings per share	$0.05	$0.04	$0.40	$0.39
Diluted earnings per share	$0.05	$0.03	$0.40	$0.38
2007
Net sales	$138,884	$94,411	$104,257	$96,854
Gross profit	$5,245	$4,929	$7,277	$5,432
Net income / (loss)	$(1,825)	$(1,363)	$58	$154
Basic earnings / (loss) per share	$(0.22)	$(0.17)	$0.01	$0.02
Diluted earnings / (loss) per share	$(0.22)	$(0.17)	$0.01	$0.02

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Lazare Kaplan International Inc.

New York, NY

We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. as of May 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lazare Kaplan International Inc. at May 31, 2008, and 2007 and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2008, in conformity with accounting principles generally accepted in the United States.

BDO Seidman, LLP

New York, NY

September 4, 2008

Corporate Information

Corporate Headquarters 19 West 44th Street New York, New York 10036 Telephone (212) 972-9700

Directors and Officers

Maurice Tempelsman
Director;
Chairman of the Board

Leon Tempelsman
Director;
Vice Chairman of the Board
and President

Lucien Burstein
Director;
Secretary
Of Counsel
Warshaw Burstein Cohen
Schlesinger & Kuh, LLP
(attorneys)

Richard A. Berenson
Director;
Former Managing Partner
Berenson & Company, LLP

Robert A. Del Genio
Director;
Co-Founder
Conway, Del Genio,
Gries & Company, LLC

William H. Moryto
Vice President and
Chief Financial Officer

Registrar and Transfer Agent

BNY Mellon Shareholder Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Counsel

Warshaw Burstein Cohen
Schlesinger & Kuh, LLP
555 Fifth Avenue
New York, New York 10017

Registered Public Accounting Firm

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017